Exhibit 99.1

2012 Annual Report

About Us Elan Corporation, plc is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan’s shares trade on the New York and Irish Stock Exchanges. For additional information about Elan, please visit www.elan.com.

Contents

Tysabri Patients: Worldwide 02

Products and Pipeline 03

Letter from the Chairman 06

CEO Review 08

Operating Review 12

Corporate Responsibility 20

Financial Review 26

Board of Directors and Senior Management 47

Directors’ Report 52

Statement of Directors’ Responsibility 78

Independent Auditor’s Report 79

Financial Statements 81

Notes to the Consolidated Financial Statements 90

U.S. GAAP Information 170

Shareholders’ Information 181

Risk Factors 185

Glossary and Acronyms 196

Elan Corporation, plc 2012 Annual Report 01

Tysabri Patients: Worldwide

2008
Q1
Q2
Q3
Q4
37,600
2009
Q1
Q2
Q3
Q4
48,400
29% increase
2010
Q1
Q2
Q3
Q4
57,300
18% increase
2011
Q1
Q2
Q3
Q4
64,700
13% increase
2012
Q1
Q2
Q3
Q4
72,700
12% increase

02 Elan Corporation, plc 2012 Annual Report

Tysabri Patients: Worldwide Q1 Q2 Q3 2008 Q4 37,600 Q1 Q2 Q3 2009 Q4 48,400 29% increase Q1 Q2 Q3 2010 Q4 57,300 18% increase Q1 Q2 Q3 2011 Q4 64,700 13% increase Q1 Q2 2012 Q3 Q4 72,700 12% increase 02 Elan Corporation, plc 2012 Annual Report

Products and Pipeline 123 APPROVED DISCOVERY PRECLINICAL PHASE PHASE PHASE FILED MARKETED ALZHEIMER’S DISEASE ELND005 ALZHEIMER’S DISEASE—AGITATION / AGGRESSION ELND005 BIPOLAR DISORDER ELND005 MULTIPLE SCLEROSIS1 (WITH BIOGEN IDEC) Tysabri® (natalizumab) Relapsing Forms of Multiple Sclerosis Tysabri® (natalizumab) Secondary Progressive Multiple Sclerosis Tysabri® Subcutaneous CROHN’S DISEASE1 (WITH BIOGEN IDEC) Tysabri® (natalizumab) (U.S.) ALZHEIMER’S IMMUNOTHERAPHY PROGRAM2 (JOHNSON & JOHNSON AND PFIZER) Bapineuzumab (AAB-001) Monoclonal Antibody Subcutaneous AAB-003 Monoclonal Antibody ACC-001 Immunoconjugate 1 As announced on 6 February 2013, we have entered into an asset purchase agreement with Biogen Idec to dispose of our Tysabri Intellectual Property (IP) and other assets to Biogen Idec. The transaction is expected to close in the second quarter of 2013 subject to the satisfaction of certain conditions. See page 12 for further details. 2 As part of the Johnson & Johnson Transaction in September 2009, Janssen AI acquired substantially all of our assets and rights related to AIP. See page 16 for further details. Elan Corporation, plc 2012 Annual Report 03

04 Elan Corporation, plc 2012 Annual Report

volving
business

Elan Corporation, plc 2012 Annual Report 05

volving business Elan Corporation, plc 2012 Annual Report 05

Letter from the Chairman Dear Shareholders, We have continued to make substantive progress towards achieving our goal of creating a profitable and sustainable business, taking decisive strategic decisions that will help to transform Elan and its prospects over the coming years. 06 Elan Corporation, plc 2012 Annual Report

At the end of 2012, we achieved our ambition to closely align the interests of investors with the differing capital requirements and operating characteristics of the business by spinning off our discovery research activities into Prothena Corporation plc, which was successfully listed on the NASDAQ Global Exchange in December. Prothena will focus on the discovery and development of novel therapeutic antibodies for a broad range of diseases under the first class leadership of Dr. Dale Schenk and Dr. Lars Ekman, and we wish them and all our former colleagues at Prothena every success.

The new structure was designed to enable Elan to become a profitable, high growth company by focusing on the continued progress of the current business and late stage development programs while allowing for business diversification across new opportunities and products that are on, or close to, market. The decision to restructure the Tysabri relationship with Biogen Idec announced in February 2013, bringing us $3.25 billion in cash on completion and royalties of up to 25% on future sales of Tysabri, was the logical next step of this strategy.

As a result of the Tysabri Transaction, we have a unique opportunity to reward shareholders. The Board has approved a $1 billion Share Repurchase program which will enable a significant portion of the unlocked value of Tysabri to be returned to shareholders directly. In addition, the Board has approved a cash dividend enabling shareholders to benefit directly from the long term cash flow generated by Tysabri.

This reshaping of the company, combined with a radical turnaround in our balance sheet, puts us in excellent shape to make the most of the many opportunities that lie ahead.

Tysabri continued to underpin our confidence in its future, with a 12% rise in patients on therapy during 2012, helped by the increasing ability to stratify risk around the treatment. With good progress on research into new therapeutic possibilities for Tysabri within and beyond multiple sclerosis, we believe the new relationship with Biogen Idec provides us with maximum strategic flexibility while retaining a significant stake in the future success of the product.

The disappointment for all of us at Elan in 2012, and for so many clinicians, patients and their families around the world, was the failure of the Phase 3 intravenous clinical studies of bapineuzumab in Alzheimer’s disease to meet its co-primary endpoints and the decision by Johnson & Johnson and Pfizer to discontinue the studies. Work on a subcutaneous version of bapineuzumab continues and we can be proud of the significant contribution we have made to the understanding of this challenging and complex disease.

Tysabri continued to underpin our confidence in its future, with a 12% rise in patients on therapy, helped by the increasing ability to stratify risk around the treatment. With good progress on research into new therapeutic possibilities for Tysabri within and beyond multiple sclerosis, we believe the new relationship with Biogen Idec provides us with maximum strategic flexibility while retaining a significant stake in the future success of the product.

The spin-off of Prothena has led to significant restructuring within the company, resulting in the closure of our South San Francisco facility, a reduction in our overall staffing levels and changes to our management and structure. We had two changes in membership of the Board during the year with Hans Peter Hasler stepping down to become our Chief Operating Officer in October and Lars Ekman moving over to Prothena to become its first Chairman in December.

2012 and the early months of 2013 have again been a time of significant change at Elan, demonstrating our constant drive to maximize the assets within the business and to create a strong platform for sustainable and profitable growth. I would like to thank the Board of Directors for their ongoing advice and counsel to me and to management in the past year. I would also like to thank all our employees and you, our shareholders, for your contribution to Elan and for your continuing support as we meet the new challenges ahead.

Robert A. Ingram Chairman

Elan Corporation, plc 2012 Annual Report 07

CEO Review Dear Shareholders, We have continued to take decisive action that we believe will help us to build on our many strengths, reposition the company and fundamentally change the outlook for Elan in the coming years. 08 Elan Corporation, plc 2012 Annual Report

A number of key events characterised 2012 and directly and We are now in a position where we indirectly impacted the course of the business – the failure of the Phase 3 intravenous clinical studies of bapineuzumab in have the ability and the resources Alzheimer’s disease to meet their co-primary endpoints and to diversify our business across all the decision by Johnson & Johnson and Pfizer to discontinue the studies; the spin-off of our early drug discovery platform; areas of the industry value chain the advancement of ELND005 into two Phase 2 programs for neuro psychiatry; and the strengthening of our balance with tax efficient capital and cash sheet through refinancing of our debt and the sale of our Alkermes plc shares. flow and to acquire a balanced mix The momentum continued into 2013 as we announced a of revenue-producing, late clinical-transformative change to Elan with the decision to restructure stage and lower risk, scientifically the Tysabri collaboration with Biogen Idec for an upfront cash payment of $3.25 billion plus double digit tiered royalties. promising assets. Taken together, We believe this key strategic initiative will benefit the many we believe these steps will allow patients and clinicians using Tysabri by simplifying the business structure around the therapy; and it enables us to us to build a business which is unlock value to the direct benefit of our shareholders. The unlocking of a portion of the Tysabri asset value provides Elan self-funding and self-sustaining with significant strategic flexibility and a unique opportunity to reset the company along a number of dimensions. and sufficiently diversified to We are now in a position where we have the ability and the deliver long-term growth. resources to diversify our business across all areas of the industry value chain with tax efficient capital and cash flow and to acquire a balanced mix of revenue-producing, late clinical-stage and lower risk, scientifically promising assets. to Alzheimer’s disease during the year. These steps, along Taken together, we believe these steps will allow us to build with the Share Repurchase program and the Tysabri-linked a business which is self-funding and self-sustaining and cash dividend policy, will allow us to add to the shareholder sufficiently diversified to deliver long-term growth. value proposition and investment thesis. Much of what we achieved during 2012 was designed to put A key part of creating the new Elan in the coming years us on this path. In December, we completed the spin-off of will be to remain flexible, creative and to be guided by our our early drug discovery platform into a new listed company, consistent and multi-year approach of dynamic risk/reward Prothena Corporation plc, enabling shareholders to have assessment of business opportunities. investment choice. This, together with the resources from the Tysabri transaction, provides us with the opportunity to create 2012 was a year in which we fundamentally de-risked and an enterprise that will diversify its assets, generate future repositioned the company, completed the spin-off of early income, maintain specific science and clinical translational stage research activities to give them the best opportunity capabilities and leverage the financial and business structure to succeed and move forward, advanced ELND005 into from being an Irish plc. Phase 2 programs, added talent to our management team and significantly strengthened our balance sheet. The Tysabri We further strengthened our management team with the Transaction provides us with capital and long term cash appointment of Hans Peter Hasler as Chief Operating flow for investment, growth and business diversification. Officer. Hans Peter previously served with Biogen Idec in a We can now look forward to building a new Elan on these number of key executive leadership roles from 2001 to 2009, strong foundations which will deliver long-term value for most recently as its Chief Operating Officer responsible for our shareholders. I look forward to updating you on our all commercial operations, business development, medical continued progress. affairs and Biogen International. Looking ahead, we will seek to use our expanded resources to selectively add business assets which will allow for diversification across molecules, therapeutic areas and geographies. We will continue to invest prudently in ELND005, a small molecule that targets both amyloid and Kelly Martin non-amyloid pathologies and which we advanced into Phase Chief Executive Officer 2 studies in bipolar disorder and agitation/aggression linked Elan Corporation, plc 2012 Annual Report 09

10 Elan Corporation, plc 2012 Annual Report

merging

opportunities

Elan Corporation, plc 2012 Annual Report 11

merging opportunities Elan Corporation, plc 2012 Annual Report 11

Operating Review History & Development of the Company As of 31 December 2012, there Elan Corporation, plc is an Irish public limited company listed on the New York and Irish Stock Exchanges, and were approximately 72,700 headquartered in Dublin, Ireland. Elan was incorporated as a private limited company in Ireland in December 1969 patients on Tysabri therapy and became a public limited company in January 1984. Our worldwide, compared to 64,700 registered office and principal executive offices are located at Treasury Building, Lower Grand Canal Street, Dublin 2, patients as of 31 December 2011, Ireland (Telephone: 353-1-709-4000). which represents an increase of Business Overview We made significant changes to our business during 12%. In 2012, global in-market 2012, including the separation of a substantial portion of net sales of Tysabri exceeded our drug discovery business platform into a new publicly traded company incorporated in Ireland, named Prothena $1.6 billion and constituted Corporation plc (Prothena), and the discontinuation of our remaining early stage research activities. On 6 February approximately 12% of the global 2013, we announced that we had entered into an asset purchase agreement with Biogen Idec Inc. (Biogen Idec) MS market by value. to transfer to Biogen Idec all Tysabri IP and other assets related to Tysabri (the Tysabri Transaction). In accordance with the terms of the transaction, upon close, the existing collaboration arrangements with Biogen Idec will be trial, which was published in the New England Journal of terminated and Biogen Idec will pay to us an upfront payment Medicine, showed that after two years, Tysabri treatment of $3.25 billion and continuing royalties on Tysabri in-market led to a 68% relative reduction (p<0.001) in the annualised sales. We will earn a royalty of 12% of global net sales of relapse rate when compared with placebo and reduced Tysabri during the first 12 months following the closing of the relative risk of disability progression by 42% to 54% the transaction. Thereafter, we will earn a royalty of 18% (p<0.001). of global net sales up to $2.0 billion each year, and a 25% royalty on annual global net sales above $2.0 billion. The Until the Tysabri Transaction closes, we will continue to transaction is expected to close in the second quarter of work with Biogen Idec on Tysabri, as well as the clinical and 2013, subject to the satisfaction of certain conditions. scientific communities, to generate incremental efficacy and Refer to the ‘Financial Review’ section and Note 12 to the safety understanding of Tysabri for the treatment of relapsing Consolidated Financial Statements for a detailed description forms of MS as well as for new potential indications so it may of the Tysabri Transaction. be positioned for the clinical benefit of patients. Tysabri As of 31 December 2012, there were approximately 72,700 Tysabri an alpha-4 integrin inhibitor invented by our scientists patients on Tysabri therapy worldwide, compared to 64,700 and commercially available since 2006, continues to be a patients as of 31 December 2011, which represents an successful therapy for Multiple Sclerosis (MS), a neurological increase of 12%. In 2012, global in-market net sales of disorder involving central nervous system dysfunction among Tysabri exceeded $1.6 billion and constituted approximately adults. 12% of the global MS market by value. Tysabri is approved in more than 65 countries. Tysabri Tysabri increases the risk of progressive multifocal is approved in the United States as a monotherapy for leukoencephalopathy (PML), an opportunistic viral infection relapsing forms of MS, generally for patients who have had of the brain which usually leads to death or severe an inadequate response to, or are unable to tolerate, an disability. Infection by the JC Virus (JCV) is required for alternative MS therapy. In Europe, it is approved for highly the development of PML and patients who are anti-JCV active relapsing-remitting MS (RRMS) in adult patients who antibody positive have a higher risk of developing PML. have failed to respond to beta interferon or have rapidly Recent studies suggest that irrespective of MS treatment, evolving, severe RRMS. In the United States, Tysabri is also approximately 55% of MS patients are anti-JCV antibody indicated for inducing and maintaining clinical response positive. Factors that increase the risk of PML are presence and remission in adult patients with moderately to severely of anti-JCV antibodies, prior immunosuppressant (IS) use, active Crohn’s disease (CD) with evidence of inflammation and longer Tysabri treatment duration. Patients who have who have had an inadequate response to, or are unable to, all three risk factors have the highest risk of developing tolerate conventional CD therapies and inhibitors of TNF- . PML. Other serious adverse events that have occurred in Tysabri has advanced the treatment of MS patients with Tysabri-treated patients include hypersensitivity reactions (for its established efficacy. Data from the Phase 3 AFFIRM 12 Elan Corporation, plc 2012 Annual Report

TYSABRI®
(natalizumab)
300 mg/15 mL
(20 mg/mL)
Concentrated Solution For
Infusion Only. Must be diluted
to use.
Manufactured by:
Biogen Idec Inc.
Cambridge, MA 02142
US License # 1697

Elan Corporation, plc 2012 Annual Report 13

Elan Corporation, plc 2012 Annual Report 13

Operating Review (continued) example, anaphylaxis) and infections, including opportunistic In January 2013, Elan and Biogen and other atypical infections. Clinically significant liver injury has also been reported in the post-marketing setting. Idec announced the submission of In the United States, Europe and in other countries, applications to the FDA and EMA programmes are in place to inform patients of the risks requesting updates to the Tysabri associated with Tysabri therapy, including PML, and to enhance collection of post-marketing data on the safety and labels. The applications request utilisation of Tysabri for MS. an expanded indication that would Tysabri – Secondary Progressive Multiple Sclerosis In January 2012, Elan and Biogen Idec announced a global include first-line use for people Phase 3b study, ASCEND, that is being conducted to living with certain relapsing forms evaluate the effectiveness of Tysabri as a treatment for secondary progressive MS (SPMS). According to the of MS who have tested negative National Multiple Sclerosis Society, approximately half of all people initially diagnosed with RRMS — the most common for antibodies to the JCV. A formal form of MS — will transition to SPMS within 19 years. The trial is currently ongoing and data is expected to be assessment of both applications is available in 2015. ongoing. Tysabri – Label Updates Provide for More Informed “Benefit/Risk” Analysis The submissions of a supplemental Biologic License In January 2012, the U.S. Food and Drug Administration Application (sBLA) to the FDA and a Type II labelling (FDA) approved an update to the Prescribing Information variation application to the EMA are supported by risk for Tysabri to include anti-JCV antibody status as a factor stratification data and a risk algorithm designed by Elan and to help stratify the risk of PML in the Tysabri-treated Biogen Idec that enables physicians and individuals living population. The United States label update followed the with MS to make informed decisions when considering European Commission’s approval of anti-JCV antibody treatment with Tysabri. If approved, a first-line label will status as an additional factor to aid in stratifying patients allow all appropriate anti-JCV antibody negative patients to at risk for developing PML in the Summary of Product consider Tysabri early in the course of treatment, regardless Characteristics for Tysabri in Europe in the second quarter of the level of disease activity or prior treatment history. 2011. The inclusion of anti-JCV antibody status as a risk factor along with prior IS use and treatment duration enables Tysabri – Data Published and Presentations at Medical the identification of differing levels of risk and provides the Meetings information patients and physicians need to make a more Elan and Biogen Idec announced and presented findings at the informed treatment decision. 64th Annual Meeting of the American Academy of Neurology (AAN) from several studies of Tysabri in April 2012. The studies Anti-JCV antibody status is measured using a two-step evaluated the long-term safety and efficacy of Tysabri in the enzyme-linked immunosorbent assay (ELISA) called treatment of MS across the course of disease and impact on STRATIFY JCV developed by Elan and Biogen Idec. The MS-related symptoms such as fatigue. assay detects anti-JCV antibodies in the blood of patients, and is widely commercially available in both the United In May 2012 the New England Journal of Medicine published States and Europe. research from our global risk management programme that updates the risk of Tysabri-associated PML. Together with Tysabri – Regulatory Applications for Approval as First-our collaborator Biogen Idec, we developed the quantitative Line Use in Anti-JCV Antibody Negative Patients with MS risk stratification algorithm to help physicians and people with In January 2013, Elan and Biogen Idec announced the MS have more confidence in their treatment decisions when submission of applications to the FDA and European considering Tysabri. Medicines Agency (EMA) requesting updates to the Tysabri labels. The applications request an expanded indication The analysis looked at three risk factors associated with that would include first-line use for people living with a patient’s PML risk: anti-JCV antibody status; use of IS certain relapsing forms of MS who have tested negative therapy prior to Tysabri initiation; and longer duration of for antibodies to the JCV. A formal assessment of both treatment with Tysabri (especially longer than two years). By applications is ongoing. identifying these risk factors and incorporating them into our risk stratification algorithm, we help physicians and patients to make more informed treatment decisions. 14 Elan Corporation, plc 2012 Annual Report

At the annual European Committee for Treatment and person’s mood and energy affecting their ability to function. Research in Multiple Sclerosis conference (ECTRIMS) in BPD is a lifetime recurrent disorder with cycles of dramatic October 2012, there were eleven Elan and Biogen Idec mood swings of highs and lows, often with periods of normal sponsored Tysabri presentations. Key data presented moods in between. The periods of highs and lows are called indicated patients on Tysabri experienced reduced episodes of mania and depression. BPD is also associated annualised relapse rates, particularly in those treated with with increased cardiovascular morbidity and suicide risk. The Tysabri early in the course of their disease. Data from a United States and European population of BPD patients is separate study showed improvement of MS-related fatigue estimated at approximately 3.5 million. also significantly improves quality of life in patients treated with Tysabri. Additional data presented supported the utility As a result of the commencement of this Phase 2 trial, we of JCV antibody testing in clinical practice. made an $11.0 million milestone payment to Transition Therapeutics, Inc (Transition) during 2012 in accordance with Until the Tysabri Transaction closes Tysabri will continue the terms of the modification to the Collaboration Agreement to be marketed and distributed by Elan and Biogen Idec. agreed with Transition in December 2010. If the Tysabri Transaction closes, Biogen Idec will have sole authority over and exclusive worldwide rights to the ELND005 – Agitation/Aggression in Alzheimer’s Disease development, manufacturing and commercialisation of In November 2012, we announced that we had enrolled the Tysabri. For full prescribing information and more information first patient in a Phase 2 clinical trial of ELND005 (Study about Tysabri, please visit www.elan.com or www.biogenidec. AG201) for the treatment of agitation/aggression in patients com. Information about Tysabri treatment for MS, including with moderate to severe AD. important safety information, is available at www.Tysabri.com. ELND005 may have symptomatic benefit in neuropsychiatric ELND005 indications based on its potential beneficial effects ELND005 is an orally bioavailable small molecule that on exploratory end-points in AD, coupled with a good is being investigated by us for multiple neuropsychiatric indications on the basis of its proposed dual mechanism of action, which includes ?-amyloid anti-aggregation and In November 2012, we announced regulation of brain myo-inositol levels. An extensive clinical programme of Phase 1 and Phase 2 Alzheimer’s disease that we had enrolled the ?rst (AD) studies has been completed with ELND005 to support clinical development, including the published Phase 2 study patient in a Phase 2 clinical trial of ELND005-AD201 in AD. Study AD201 was a Phase 2 placebo controlled study ELND005 (Study AG201) for the in 351 patients with mild to moderate AD who received treatment of agitation/aggression study drug (250mg twice daily; 1,000mg twice daily; in patients with moderate to severe 2,000mg twice daily; or placebo) for up to 18 months. The two higher dose groups were discontinued in December Alzheimer’s Disease. Approximately 2009. The study did not achieve significance on co-primary outcome measures (neuropsychological test battery (NTB) 90% of Alzheimer’s Disease and Alzheimer’s disease Cooperative Study — Activities of Daily Living (ADCS-ADL)). The 250mg twice daily dose patients develop Neuropsychiatric demonstrated a biological effect on amyloid-beta protein in Symptoms and up to 60% develop the cerebrospinal fluid (CSF) in a subgroup of patients who provided CSF samples. This dose achieved targeted drug agitation/aggression over the levels in the CSF previously associated with therapeutic effects in animal models, and showed some effects on course of their disease. With no clinical endpoints in an exploratory analysis. ELND005 – Bipolar Disorder approved therapies for agitation/ In August 2012, we commenced a Phase 2, placebo-controlled, aggression in most countries, safety and efficacy study of oral ELND005 as an adjunctive including the United States, it is maintenance treatment in patients with Bipolar I Disorder (BPD 1) to delay the time to occurrence of mood episodes. a major treatment challenge in BPD 1 is a severe form of Bipolar Disorder (BPD), also patients with Alzheimer’s Disease. commonly known as manic depressive illness. It is a psychiatric disorder characterised by excessive swings in a Elan Corporation, plc 2012 Annual Report 15

Operating Review (continued)

understanding of its safety profile from earlier clinical trials in AD. In the Phase 2 AD Study (AD201), ELND005 appeared to decrease the emergence and severity of specific Neuropsychiatric Symptoms (NPS), an effect which seemed to correlate with drug exposure for some symptoms. ELND005 also led to a sustained reduction of brain myo-inositol levels that are thought to play a role in phospho-inositol signaling pathways and synaptic activity.

Symptomatic treatments are important in AD patient care, especially at the advanced stages of disease. As patients advance in their AD, there is an increase in both the prevalence and severity of agitation/aggression. Approximately 90% of AD patients develop NPS and up to 60% develop agitation/aggression over the course of their disease. With no approved therapies for agitation/aggression in most countries, including the United States, it is a major treatment challenge in patients with AD.

Further information about ELND005 clinical trials can be found at www.clinicaltrials.gov.

In October 2012, ELND005 was featured during an oral presentation and on two posters at the Clinical Trials in Alzheimer’s Disease Conference, where new analyses were presented from the Phase 2 AD study which focused on the effects of ELND005 on NPS and agitation/aggression in Alzheimer’s Disease dementia. We believe that the data presented at the CTAD supports the evaluation of ELND005 as a potential treatment of clinically significant agitation/aggression at the more advanced stages of Alzheimer’s Disease.

ELND005 – Data Published/Presented at Medical Meetings

In April 2012, at the AAN, data from the ELND005 Phase 2 trials in mild/moderate AD describing responder analyses and characteristics, along with findings on the effect of ELND005 on the emergence of NPS was presented. At the Alzheimer’s Association International Conference (AAIC) in Vancouver, Canada in July 2012, data from the ELND005 Phase 2 trials in mild/moderate AD describing its effect on both brain scyllo-inositol and myo-inositol levels was presented. In addition, data was also presented on the effects of oral ELND005 on NPS in the Phase 2 trial and the potential role of myo-inositol reduction.

In October 2012, ELND005 was featured during an oral presentation and on two posters at the Clinical Trials in Alzheimer’s Disease Conference (CTAD), where new analyses were presented from the Phase 2 AD study which focused on the effects of ELND005 on NPS and agitation/ aggression in AD dementia. We believe that the data presented at the CTAD supports the evaluation of ELND005 as a potential treatment of clinically significant agitation/ aggression at the more advanced stages of AD.

Alzheimer’s Disease Programmes

Beta Amyloid Immunotherapies (AIP)

Beta amyloid immunotherapy pioneered by our scientists involves the potential treatment of AD by inducing or enhancing the body’s immune response in order to clear toxic species of beta amyloid from the brain. In almost a decade of collaboration with Wyeth (which has been acquired by Pfizer plc (Pfizer)), our scientists developed a series of therapeutic monoclonal antibodies and active vaccination approaches that may have the ability to reduce or clear beta amyloid from the brain. The AIP includes bapineuzumab and ACC-001, as well as other compounds.

As part of the Johnson & Johnson Transaction in 2009, Janssen Alzheimer Immunotherapy (Janssen AI), a subsidiary of Johnson & Johnson, acquired substantially all of our assets and rights related to the AIP collaboration. Under the terms of this transaction, Johnson & Johnson provided an initial $500.0 million funding commitment to Janssen AI and we have a 49.9% shareholding in Janssen AI. Any additional funding in excess of the initial $500.0 million funding commitment is required to be funded equally by Elan and Johnson & Johnson up to a maximum additional commitment of $400.0 million in total.

During 2012, the remaining $57.6 million of the initial $500.0 million funding commitment provided by Johnson & Johnson to Janssen AI was fully utilised. We provided funding of $76.9 million to Janssen AI during 2012. In addition, we provided funding of $29.9 million to Janssen AI in January 2013. Following the provision of this funding in January 2013, our remaining funding commitment to Janssen AI is $93.2 million. We recorded a net loss of $114.6 million on the Janssen AI investment in associate during 2012, relating

16 Elan Corporation, plc 2012 Annual Report

relating to our share of the losses of Janssen AI. we continued to own 7.75 million ordinary shares of Alkermes On 6 August 2012, Johnson & Johnson and Pfizer plc, representing an approximate 6% equity interest in announced the discontinuation of the Phase 3 development Alkermes plc. of bapineuzumab IV in mild to moderate AD based on the co-primary clinical endpoints not being met in the Janssen On 31 January 2013, we announced that we had agreed AI-led Studies 301 and 302. Studies with other compounds to sell all of our remaining 7.75 million ordinary shares of in earlier stages of development in the AIP portfolio are Alkermes plc. The sale closed on 6 February 2013 and we continuing. A subcutaneous formulation of bapineuzumab is received proceeds of $169.7 million. in Phase 2 testing and a vaccine for AD (ACC-001) is also in Phase 2 testing. Scientific Collaborations and Relationships Trinity College Dublin As a result of the discontinuation of the four Phase In October 2012, we committed to sponsoring a five year 3 bapineuzumab IV studies, we recorded a non-cash clinician scientist post-doctoral research fellowship in impairment charge of $117.3 million on our investment in neuroimaging of neurodegenerative diseases. This fellowship associate in Janssen AI in 2012. was awarded to a specialist in Neurology with a focus on Motor Neuron Disease (MND) and advanced Magnetic Prothena Corporation plc Resonance Imaging (MRI) techniques. The fellowship is On 20 December 2012, we completed the separation of based in Neurology in Trinity College Dublin’s School of the Prothena Business into a new, publicly traded company Medicine, the Trinity College Institute of Neuroscience and incorporated in Ireland. The issued share capital of Prothena the Neurology Department at Beaumont Hospital, Dublin. was admitted to trading on the NASDAQ Global Market on 21 December 2012. The separation of the Prothena Dublin Neurological Institute Business from Elan was completed through a demerger We continue to support the Dublin Neurological Institute under Irish law. The demerger was effected by Elan (DNI) by providing financial support for an initiative which transferring its wholly-owned subsidiaries comprising the supports improved access and quality of neurological patient Prothena Business to Prothena, in exchange for Prothena care in Ireland. The total financial support amount pledged issuing its ordinary shares directly to Elan shareholders, by us to the DNI is €1.5 million. Our commitment to the DNI on a pro rata basis. Each Elan shareholder received one began in November 2011 and is for a five year term. Prothena ordinary share for every 41 Elan ordinary shares or Elan American Depository Shares held. In connection University College Dublin with the separation of the Prothena Business, we made In December 2011, we announced an initiative with a cash contribution to Prothena, which together with the University College Dublin (UCD) to support leadership in the consideration for 18% of Prothena’s outstanding ordinary global biotechnology industry, including the establishment shares, totalled $125.0 million. of Europe’s first interdisciplinary Chair in the “Business of Biotechnology”. The initiative is expected to run for at least Prothena focuses on the discovery and development of seven years and will include a contribution in excess of novel antibodies for the potential treatment of a broad range €3 million from us. of diseases that involve protein misfolding or cell adhesion. Prothena also focuses on the discovery and development BT Young Scientist & Technology Exhibition of potential therapeutic monoclonal antibodies directed In October 2012, we made a two year commitment to the BT specifically to disease-causing proteins. These potential Young Scientist & Technology Exhibition. It is now one of the therapies have a broad range of indications, including AL and largest and longest running science exhibitions of the work of AA forms of amyloidosis, Parkinson’s disease and related school students in Europe. As a public company whose roots synucleinopathies, and novel cell adhesion targets involved in are in science, we recognise the importance of encouraging autoimmune disease and metastatic cancers. students to take science and technology subjects at second and third level education. Alkermes plc In September 2011, Alkermes plc and Elan completed the merger between Alkermes, Inc. and Elan Drug Technologies (EDT). Alkermes, Inc. and EDT were combined under a new holding company incorporated in Ireland named Alkermes plc. In connection with the transaction, we received $500.0 million in cash and 31.9 million ordinary shares of Alkermes plc common stock. In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc and received net proceeds of $380.9 million, after deduction of underwriter and other fees. Following this sale Elan Corporation, plc 2012 Annual Report 17

18 Elan Corporation, plc 2012 Annual Report

nhancing

lives

Elan Corporation, plc 2012 Annual Report 19

nhancing lives Elan Corporation, plc 2012 Annual Report 19

Corporate Responsibility

Our Commitments & Aims

The Wider Community
- Engage
- Support
- Contribute

Our Patients & Shareholders
- Improve Lives
- Change the Course of Disease
- Provide Return on Investment

The Environment
- Implement
- Develop
- Uphold Sound Environmental Practices

Our Employees
- Attract
- Develop
- Retain the Best and Brightest

20 Elan Corporation, plc 2012 Annual Report

Corporate Responsibility At Elan we acknowledge the importance and responsibilities In relation to the environment, associated with our activities and we see corporate responsibility as distinct yet interconnected with our we aim to implement, develop commitments to our shareholders, our employees, the environment and to the wider community. and uphold sound and relevant For our patients and shareholders, we are committed to environmental practices; and for advancing therapies that will improve lives, change the the wider community, we make course of disease and provide return on investment. For our employees, we aim to attract, develop and retain the best concerted efforts to engage with and brightest people. In relation to the environment, we aim to implement, develop and uphold sound and relevant and support the local communities. environmental practices; and for the wider community, we make concerted efforts to engage with and support the local communities. Our Commitments & Aims The Wider Community Our Patients & Shareholders • Engage • Improve Lives • Support • Change the Course of Disease • Contribute • Provide Return on Investment The Environment Our Employees • Implement • Attract • Develop • Develop • Uphold Sound • Retain the Best and Brightest Environmental Practices 20 Elan Corporation, plc 2012 Annual Report

Our Patients & Shareholders

Since our last Corporate Responsibility report we have made significant changes to our business; including the separation of a substantial portion of our drug discovery business into a new publicly traded company; the discontinuation of our remaining early stage research activities; and the recent announcement, on 6 February 2013, that we have agreed to restructure our Tysabri collaboration with Biogen Idec.

Further information on our Tysabri collaboration with Biogen Idec; our lead development programme, ELND005, and its role in the potential treatment of BPD and Agitation/ Aggression in AD; and on the Prothena demerger can be found in the Operating Review on pages 12 to 17 of this annual report.

Our Employees

Similar to other knowledge driven businesses, our achievements are dependent on our people. Our aim in this regard is to attract, develop and retain the brightest and best people in all areas of our business.

The changes in our employee base reflect the substantial changes to our organisation in recent years. At the end of 2012, we had 245 employees worldwide (2011: 412 employees), of whom 86 (2011: 226 employees) were engaged in research and development activities and the remainder were involved in other corporate functions.

No. of Employees 2012 and 2011

R&D

General Commercial

YE 2011 YE 2010

86

159

226

186

Employee Engagement

We recognise the importance of good communication and transparency and the vital role this has to play in times of change. We aim to keep our employees informed and updated on the events affecting them, the company and the wider community. To do this we utilise multiple channels of communication, including Global Employee Communication emails, conference calls and face-to-face meetings.

We are committed to communication as a two way process and we offer multiple formal and informal communication channels where employees can report issues affecting them, the company or the wider society to management and these reports can be made anonymously. These channels include our toll-free Compliance Line and Anonymous Web Form. All Compliance Line reports are sent directly to the Office of Compliance, which reports directly to the CEO and has an ancillary reporting relationship to the Audit Committee and the Board of Directors.

Further information on our code of conduct as it applies to employees, directors and contractors is set out in our Directors’ report on page 52 .

We recognise the importance of good communication and greater transparency and the vital role this has to play in times of change. We aim to keep our employees informed and updated on the events affecting them, the company and the wider community. To do this we utilise multiple channels of communication, including Global Employee Communication emails, conference calls and face-to-face meetings.

Elan Corporation, plc 2012 Annual Report 21

Corporate Responsibility (continued)

Our employee compensation policy is based on a philosophy that emphasises pay-for-performance. Elan’s performance management process feeds into the compensation process and ensures that meritocracy is practised throughout the organisation.

Employee Compensation and Welfare

Our employee compensation policy is based on a philosophy that emphasises pay-for-performance. Elan’s performance management process feeds into the compensation process and ensures that meritocracy is practised throughout the organisation. Alongside basic remuneration packages and cash incentive bonuses, we also offer employees the opportunity to participate in the ownership of Elan through equity-based incentive plans. At a fundamental level, we believe that equity awards encourage alignment between those charged with managing the company, from board level to employees, and the long term interests of our shareholders.

Through our health insurance and retirement benefits, we encourage our employees to safeguard their own health and future and those of their families. Taken together and alongside the more traditional health and safety practices operated throughout the organisation, we are fully committed to ensuring our employees have well-rounded protection for their health and well-being.

As stated above, during 2012 we realigned and restructured our entire enterprise which resulted in a reduction in our overall staffing levels. Being aware of how this impacts our employees, we strive to make this transition as smooth as possible to by providing career transition services and appropriate compensation to those affected.

Employee Health & Safety

We are conscious of our responsibilities and at all times promote a safe and healthy working environment. We are fully committed to the management of all aspects of our business to the highest health and safety standards. In order to achieve this we are committed to continuous improvement of safety management systems and performance.

The Environment

We are committed to responsible environmental practices, to operating in full compliance with all relevant regulatory requirements, and to establishing specific objectives and targets, where appropriate.

In previous years our principal resource consumption was directly related to our Research and Development (R&D) activity levels. However, following the completion of the Prothena demerger and the closure of our South San Francisco site, our carbon footprint has significantly been reduced.

Moving forward into 2013 and recognising our continuing responsibility to operate our business efficiently, we plan to consume energy, recycle and dispose of waste in a relevant and responsible manner. To this end, we keep our waste production and environmental impact under continuous review.

The Wider Community

We strive to make a tangible contribution to the communities in which we operate and to the wider society which supports us. We also recognise the importance of fulfilling our ethical, social and governance responsibilities.

We recognise our responsibility as a public company and are committed to the maintenance of the highest standards of corporate governance. More information on our governance activities can be found in the Directors’ report on pages 52 to 57.

We recognise our responsibility as a public company and are committed to the maintenance of the highest standards of corporate governance. More information on our governance activities can be found in the Directors’ report on pages 52 to 57.

22 Elan Corporation, plc 2012 Annual Report

Our Commitment to Charitable Organizations

During 2012 and moving forward into 2013, we have provided, through corporate sponsorship and the actions of our employees, support for the following charitable events and organisations:

The ‘MS Walk’ which took place in Golden Gate Park,

San Francisco;

The MS cycling event ‘Waves to Wine’ from San

Francisco to Sonoma;

The ‘Walk to End Alzheimer’s’ along the San Francisco waterfront;

Hurricane Sandy relief efforts supporting the Red Cross in the U.S.;

Barnardos Spirit of Christmas, and The Jack & Jill

Children’s Foundation in Ireland.

As part of our commitment to innovation and scientific education, which we believe will benefit all members of the community; we also supported the Dublin BT Young Scientist & Technology Exhibition in late 2012, through our sponsorship of, and a special award for excellence in, the “Biological and Ecological Sciences” category. The winning project, which featured the use of beetles as an indicator to test the biodiversity of hedgerows, will participate in the 2013 energy, engineering and environmental science fair, I-SWEEEP, which takes place in Houston, Texas in May.

We have made a two year commitment to the BT Young Scientist & Technology Exhibition, which is now one of the largest and longest running science exhibitions of the work of school students in Europe. As a public company whose roots are in science, we recognise the importance of encouraging students to take science and technology subjects at second and third level education.

We also support a culture that encourages employees to give time and effort to their communities. At the corporate level we place a focus on causes that are aligned with our goals and support employees who contribute at a personal and/or local level.

For us, promoting innovation is central to our activities and this extends to our community where we support initiatives in education, science and business.

Conclusion

We hold the fundamental belief that our science has the potential to improve the lives of people living in the community. As in previous years, we continue to see the advocacy and advancement of this science as our ultimate corporate responsibility.

Elan Corporation, plc 2012 Annual Report 23

24 Elan Corporation, plc 2012 Annual Report

nd of year financial statements Elan Corporation, plc 2012 Annual Report 25

Financial Review

Introduction

This Annual Report for the year ended 31 December 2012 meets the reporting requirements pursuant to Irish Company law and the listing rules of the Irish Stock Exchange (Listing Rules).

This financial review primarily discusses:

•	Current operations;

•

The results of the continuing operations of Elan for the year ended 31 December 2012, compared to the year ended 31 December 2011, and the reconciliation of net loss from continuing operations to Adjusted EBITDA loss from continuing operations—non-GAAP measure;

•

The results of the discontinued operations of Elan for the year ended 31 December 2012, compared to the year ended 31 December 2011, including the results of operations for the Tysabri, Prothena and EDT businesses, and the reconciliation of net income from discontinued operations to Adjusted EBITDA—non-GAAP measure;

•	Liquidity and capital resources;

•	Financial risk management; and

•	Events after the balance sheet date.

Terms

As used herein, “we”, “our”, “us”, “Elan” and the “Company” refer to Elan Corporation, plc (public limited company) (the Parent Company) and its consolidated subsidiaries (collectively “the Group”), unless the context requires otherwise.

Financial Statements

We prepare our Consolidated Financial Statements contained in this Annual Report in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS), and those parts of the Companies Acts, 1963 to 2012 applicable to companies reporting under IFRS. In addition to the Consolidated Financial Statements contained in this Annual Report, we also prepare separate Consolidated Financial Statements on Form 20-F pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The Form 20-F under U.S. GAAP is a separate document from this Annual Report. IFRS differs in certain significant respects from U.S. GAAP. For a discussion of the significant differences between IFRS and U.S. GAAP, please refer to “U.S. GAAP Information”, beginning on page 170 of this Annual Report.

Trademarks

All product names appearing in italics are trademarks of Elan. Non-italicised products are trademarks of other companies.

Current Operations

Elan is an Irish public limited company listed on the Irish and New York Stock Exchanges and headquartered in Dublin, Ireland. We made significant changes to our business during 2012, including the separation of a substantial portion of our drug discovery business platform into a new publicly traded company incorporated in Ireland named Prothena Corporation plc, and the discontinuation of our remaining early stage research activities.

On 6 February 2013, we announced that we entered into an asset purchase agreement with Biogen Idec to transfer to Biogen Idec all Tysabri IP and other assets related to Tysabri. As a result of this transaction, Biogen Idec will have sole authority over and exclusive worldwide rights to the development, manufacturing and commercialisation of Tysabri. In accordance with the terms of the Tysabri Transaction, upon consummation of the transaction, the existing collaboration arrangements with Biogen Idec will be terminated and Biogen Idec will pay to us an upfront payment of $3.25 billion and continuing royalties on Tysabri in-market sales. We will earn a royalty of 12% of global net sales of Tysabri during the first

26	Elan Corporation, plc 2012 Annual Report

Financial Review

12 months following the closing of the transaction. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on annual global net sales above $2.0 billion. We will recognise a gain on the disposal of the Tysabri business of approximately $3 billion in the 2013 Consolidated Financial Statements.

On 8 March 2013, we provided an update on the Tysabri Transaction. Two material closing conditions in connection with the Tysabri Transaction were the review process under the Hart-Scott-Rodino Antitrust Improvements Act (HSR) in the United States and the review by the Spanish Competition Authority in Europe. The waiting period for the U.S. antitrust review under HSR expired on 8 March 2013. This followed the clearance on 6 March 2013, of the Tysabri Transaction by the Spanish Competition Authority. Consequently, in accordance with the terms of the Asset Purchase Agreement, and assuming satisfaction of the other closing conditions, closing is expected to occur during the second quarter of 2013.

For additional information on our current operations, please refer to the “Operating Review” on pages 12 to17.

Results of Operations for the Years Ended 31 December 2012 and 2011

The selected financial data set forth below is derived from our Consolidated Financial Statements. As a result of the decision to dispose of the Tysabri IP and other assets related to Tysabri, and the separation of the Prothena business into a new, publicly traded company, the results of the Tysabri and Prothena businesses are presented as discontinued operations in the Consolidated Income Statement for the year ended 31 December 2012 and the comparative amounts have been restated to reflect this classification. Following the divestment of the EDT business to Alkermes plc in September 2011, the results of the EDT business were presented as a discontinued operation in the Consolidated Income Statement.

2012 Compared to 2011 (in millions)

	2012 $m	2011 $m	% increase/ (decrease)
Product revenue	0.2	4.0	(95)%
Cost of sales	0.2	0.6	(67)%
Gross profit	—	3.4	(100)%
Selling, general and administrative expenses	171.6	114.9	49%
Research and development expenses	195.3	123.5	58%
Operating loss	(366.9)	(235.0)	56%
Interest expense	55.9	108.5	(48)%
Interest income	(0.6)	(0.9)	(33)%
Investment losses/(gains)	1.2	(2.6)	(146)%
Net loss on investments in associates	235.2	67.7	247%
Net charge on debt retirement	76.1	47.0	62%
Distribution in specie—fair value loss	0.7	—	100%
Net interest and investment gains and losses	368.5	219.7	68%
Loss before tax	(735.4)	(454.7)	62%
Income tax (benefit)/expense	(371.5)	13.2	(2914)%
Net loss from continuing operations	(363.9)	(467.9)	(22)%
Discontinued operations
Net income from discontinued operations (net of tax)	248.6	997.7	(75)%
Net (loss)/income	(115.3)	529.8	(122)%

Elan Corporation, plc 2012 Annual Report	27

Continuing Operations

Total Revenue

Revenue can be analysed as follows:

	2012 $m	2011 $m	% increase/ (decrease)
Product revenue:
Royalties	0.7	2.7	(74)%
Azactam	(0.5)	0.9	(156)%
Maxipime	—	0.4	(100)%
Total revenue	0.2	4.0	(95)%

Royalties of $0.7 million (2011: $2.7 million) relate to legacy products previously owned by us.

We ceased distributing Azactam and Maxipime in 2010. The revenue and adjustments for Azactam and Maxipime in 2012 and 2011 relates to adjustments to discounts and allowances associated with sales prior to the cessation of distribution.

Selling, General and Administrative Expenses

Total selling, general and administrative (SG&A) expenses increased 49% to $171.6 million in 2012 from $114.9 million in 2011. Included within SG&A expenses were other charges of $57.6 million (2011: $7.8 million), as described below.

Excluding other charges, SG&A expenses increased 6% to $114.0 million in 2012 from $107.1 million in 2011. The increase is primarily as a result of higher share-based compensation expense in 2012.

Research and Development Expenses

Total R&D expenses increased 58% to $195.3 million in 2012 from $123.5 million in 2011. Included within R&D expenses were other charges of $100.3 million (2011: $16.7 million), as described below.

Excluding other charges, R&D expenses decreased 11% to $95.0 million in 2012, compared to $106.8 million in 2011. The decrease is primarily as a result of the cessation of our early stage research activities during the fourth quarter of 2012.

Other Charges

The principal items classified as other charges include severance, restructuring and other costs, facilities and other asset impairment charges and the Cambridge collaboration termination charge. We believe that disclosure of significant other charges is meaningful because it provides additional information in relation to analysing certain items.

Included within cost of sales, SG&A expenses and R&D expenses from continuing operations were total other charges of $157.9 million for 2012 and $24.3 million for 2011 consisting of the following:

2012

	Cost of Sales $m	SG&A $m	R&D $m	Total $m
(a) Facilities and other asset impairment charges	—	39.6	67.9	107.5
(b) Severance, restructuring and other costs	—	18.0	24.4	42.4
(c) Cambridge collaboration termination charge	—	—	8.0	8.0
Total other net charges	—	57.6	100.3	157.9

28	Elan Corporation, plc 2012 Annual Report

Financial Review

2011

	Cost of Sales $m	SG&A $m	R&D $m	Total $m
(a) Facilities and other asset impairment charges	—	2.6	12.9	15.5
(b) Severance, restructuring and other costs	(0.2)	5.2	3.8	8.8
Total other net charges	—	7.8	16.7	24.3

(a)	Facilities and other asset impairment charges

During 2012, we incurred facilities and other asset impairment charges of $107.5 million, which is primarily comprised of asset impairment charges of $66.1 million and lease termination charges of $34.6 million relating to the planned closure of the South San Francisco facility following the separation of the Prothena Business and cessation of our remaining early stage research activities. We also incurred an additional onerous lease charge of $6.4 million relating to EDT’s King of Prussia, Pennsylvania site which closed in 2011, due to a reassessment of the probable sub-lease income to be achieved over the remaining term of the lease.

During 2011, we incurred facilities and other asset impairment charges of $15.5 million, which included asset impairment charges of $3.6 million and lease charges of $11.9 million relating to the consolidation of our facilities in South San Francisco and the closure of EDT’s King of Prussia, Pennsylvania site.

(b)	Severance, restructuring and other costs

During 2012, we incurred severance and restructuring charges of $42.4 million, principally relating to the planned closure of the South San Francisco facility and associated reduction in headcount following the separation of the Prothena Business and cessation of our remaining early stage research activities.

During 2011, we incurred severance, restructuring and other costs of $8.8 million, principally relating to a realignment and restructuring of our R&D organisation and reduction of related support activities as well as the reduction in our general and administrative (G&A) activities following the divestment of the EDT business.

(c)	Cambridge collaboration termination charge

Following the cessation of our early stage research activities, we terminated our Collaboration Agreement with the University of Cambridge and incurred a charge of $8.0 million. We entered into the collaboration with the University of Cambridge in November 2011 to establish a centre of research innovation.

Interest Expense

Total interest expense was $55.9 million in 2012 and $108.5 million in 2011.

The decrease of 48% in the interest expense in 2012 compared to 2011 is primarily due to debt refinancing transactions in 2012 and 2011. During 2012 and 2011, we repaid or refinanced $1.3 billion in debt as follows:

	2012 $m	2011 $m	Total $m
2013 Floating Rate Notes	—	(10.5)	(10.5)
2013 Fixed Rate Notes	—	(449.5)	(449.5)
2016 Notes issued October 2009	(472.1)	(152.9)	(625.0)
2016 Notes issued August 2010	(152.4)	(47.6)	(200.0)
Total aggregate principal amount of debt redeemed	(624.5)	(660.5)	(1,285.0)
6.25% Notes	600.0	—	600.0
Total aggregate principal amount of debt issued	600.0	—	600.0
Net reduction in total aggregate principal amount of debt	(24.5)	(660.5)	(685.0)

Elan Corporation, plc 2012 Annual Report	29

Investment Gains and Losses

Net investment losses were $1.2 million in 2012, compared to a $2.6 million gain in 2011. The net investment losses in 2012 relate to an impairment of our quoted equity securities. The net investment gains in 2011 are primarily related to the disposal of investment securities.

Net Loss on Investments in Associates

The net loss on investments in associates for the years ended 31 December consisted of the following:

	2012 $m	2011 $m
Share of net loss on Janssen AI investment in associate	114.6	65.0
Impairment of Janssen AI investment in associate	117.3	—
Share of net loss on Proteostasis investment in associate	3.3	2.7
Total	235.2	67.7

Janssen AI

In September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, acquired substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer). In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. In general, Elan is entitled to a 49.9% share of all net profits generated by Janssen AI beginning from the date Janssen AI becomes net profitable and certain royalty payments upon the commercialisation of products under the AIP collaboration. Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialisation of the AIP to the extent the funding is required by the collaboration. Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment is required to be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. If we fail to provide our share of the $400.0 million commitment or any additional funding that is required for the development of the AIP, and if Johnson & Johnson or a third party elects to fund such an amount, our interest in Janssen AI could, at the option of Johnson & Johnson, be commensurately reduced. We recorded our investment in Janssen AI as an investment in associate and this investment was initially recognised based on the estimated fair value of the investment acquired, representing the fair value of our proportionate 49.9% share of Janssen AI’s AIP assets and our proportionate 49.9% interest in the Johnson & Johnson contingent funding commitment.

During 2012, the remaining balance of the initial $500.0 million funding commitment, which amounted to $57.6 million at 31 December 2011, was spent. Subsequent to the full utilisation of the initial $500.0 million funding commitment, we provided funding of $76.9 million to Janssen AI during 2012.

On 6 August 2012, Johnson & Johnson issued a press release announcing the discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease based on the co-primary clinical endpoints not being met in the Janssen AI-led Phase 3 clinical studies. As a result of the discontinuation, we recorded a non-cash impairment charge of $117.3 million on our investment in associate in Janssen AI, representing the full initial estimated value of Elan’s 49.9% share of the Janssen AI AIP assets.

The net loss recorded on the Janssen AI investment in 2012, excluding the non-cash impairment charge of $117.3 million, was $114.6 million (2011: $65.0 million) including a loss of $87.9 million (2011: $Nil) related to our share of the losses of Janssen AI in excess of the losses funded solely by Johnson & Johnson’s initial $500.0 million funding commitment, as Elan

30	Elan Corporation, plc 2012 Annual Report

Financial Review

is required to share up to an additional $400.0 million of losses equally with Johnson & Johnson. The following table sets forth the computation of the net loss on investment in Janssen AI for the years ended 31 December:

	2012 $m	2011 $m
Net loss reported by Janssen AI	913.7	216.3
Impairment loss reported by Janssen AI	(678.9)	—
Net loss reported by Janssen AI excluding impairment loss	234.8	216.3
Elan’s 49.9% proportionate interest of Janssen AI’s reported net loss	117.2	107.9
Remeasurement of Elan’s 49.9% proportionate interest in Johnson & Johnson funding commitment	(2.6)	(42.9)
Net loss on investment in Janssen AI reported in the Consolidated Income Statement	114.6	65.0

As a result of the losses on the investment in associate incurred to date, relating to our share of the losses in excess of the losses funded solely by Johnson & Johnson’s initial $500.0 million funding commitment, and the impairment charge of $117.3 million recognised during 2012, there is an excess of losses over the investment made in Janssen AI at 31 December 2012 of $11.0 million (2011: $Nil). This amount has been recorded as a current liability at 31 December 2012. We provided further funding to Janssen AI of $29.9 million during January 2013, which will be recorded in the 2013 financial statements.

Proteostasis

In May 2011, we invested $20.0 million into equity capital of Proteostasis and became a 24% shareholder. Our $20.0 million equity interest in Proteostasis has been recorded as an investment in associate on the Consolidated Balance Sheet. The net loss recorded on the investment in associate in 2012 was $3.3 million (2011: $2.7 million), representing our share of the net losses of Proteostasis.

Net Charge on Debt Retirement

2012

In 2012, we redeemed the outstanding aggregate principal amount of the 8.75% Senior Notes due 2016 issued October 2009 (the 2016 Notes issued October 2009) of $472.1 million and the outstanding aggregate principal amount of the 8.75% Senior Notes due 2016 issued August 2010 (the 2016 Notes issued August 2010) of $152.4 million. We recorded a net charge on debt retirement of $76.1 million in 2012 in connection with the redemption of these notes, which was comprised of total early redemption premiums of $58.0 million and the write-off of unamortised deferred financing costs and original issue discounts of $18.1 million.

2011

In 2011, following the divestment of EDT, we redeemed the outstanding aggregate principal amount of the 8.875% Senior Fixed Rate Notes due 2013 (the 2013 Fixed Rate Notes) of $449.5 million and the outstanding aggregate principal amount of the Senior Floating Rate Notes Due 2013 (the 2013 Floating Rate Notes) of $10.5 million. We also redeemed $152.9 million of the outstanding aggregate principal amount of the 2016 Notes issued October 2009 and $47.6 million of the outstanding aggregate principal amount of the 2016 Notes issued August 2010. We recorded a net charge on debt retirement of $47.0 million in 2011 in connection with the redemption of these notes, which was comprised of total early redemption premiums of $33.4 million, the write-off of unamortised deferred financing costs and original issue discounts of $10.2 million and transaction costs of $3.4 million.

For additional information regarding indebtedness, please refer to Note 24 to the Consolidated Financial Statements and to “Debt Facilities” in the Liquidity and Capital Resources section of this Financial Review.

Distribution in specie—fair value loss

The carrying amount of the assets distributed in relation to the Prothena distribution in specie amounted to $105.1 million. The non-cash distribution to shareholders is recognised at the fair value of the assets to be distributed. The fair value of the

Elan Corporation, plc 2012 Annual Report	31

non-cash distribution based on the closing share price of the Prothena shares on 21 December 2012, the date that the issued share capital of Prothena was admitted to trading on the NASDAQ Global Market, was $104.4 million. The difference of $0.7 million between the carrying amount and the fair value of the assets distributed has been recognised as a fair value loss in the Consolidated Income Statement. For further information on the separation of the Prothena business, and the resultant distribution in specie, refer to page 37.

Income Tax Expense/(Benefit)

For a discussion of the benefit/expense from income taxes and adjustments for continuing operations for each of the years ended 31 December 2012 and 2011, refer to page 33.

Adjusted EBITDA from Continuing Operations—Non-GAAP Financial Information

A reconciliation of net loss from continuing operations to Adjusted EBITDA loss from continuing operations is set out in the table below.

	2012 $m	2011 $m
Net loss from continuing operations	(363.9)	(467.9)
Adjustments:
Interest expense	55.9	108.5
Interest income	(0.6)	(0.9)
Distribution in specie—fair value loss	0.7	—
Income tax (benefit)/expense	(371.5)	13.2
Depreciation and amortisation	11.5	14.8
Amortised fees, net	0.1	(0.6)
EBITDA	(667.8)	(332.9)
Share-based compensation expense	29.3	21.6
Other charges	157.9	24.3
Net loss on investments in associates	235.2	67.7
Net charge on debt retirement	76.1	47.0
Net investment losses/(gains)	1.2	(2.6)
Adjusted EBITDA from continuing operations	(168.1)	(174.9)

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortisation (EBITDA) is a non-GAAP measure of operating results. Elan’s management uses this measure to evaluate our operating performance and it is among the factors considered as a basis for our planning and forecasting for future periods. We believe that Adjusted EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions.

Adjusted EBITDA from continuing operations is defined as net income or loss from continuing operations, net interest expense, fair value loss on distribution in specie, income tax (benefit)/expense, depreciation and amortisation of costs and revenue, share-based compensation, other net charges, net loss on investments in associates, net charge on debt retirement and net investment losses and gains. Adjusted EBITDA from continuing operations is not presented as, and should not be considered an alternative measure of, operating results or cash flows from operations, as determined in accordance with IFRS.

In 2012, we reported Adjusted EBITDA losses from continuing operations of $168.1 million, compared to Adjusted EBITDA losses of $174.9 million in 2011. The improvement reflects lower operating expenses, following the cessation of early stage research activities that were not part of the Prothena separation.

32	Elan Corporation, plc 2012 Annual Report

Financial Review

Taxation

	2012 $m	2011 $m	% increase/ (decrease)
Continuing Operations
Provision for income taxes—continuing operations	(371.5)	13.2	(2914)%
Discontinued operations:
Tysabri	65.7	56.4	16%
Prothena	(5.0)	(2.5)	100%
EDT	—	4.0	(100)%
Provision for income taxes—discontinued operations	60.7	57.9	5%
(Benefit from)/provision for income taxes—total operations	(310.8)	71.1	(537)%

The overall tax benefit for 2012 for continuing and discontinued operations was $310.8 million (2011: $71.1 million expense). The tax benefit of $310.8 million for continuing and discontinued operations for 2012 reflects income taxes at standard rates in the jurisdictions in which we operate and includes a deferred tax benefit of $310.9 million. The deferred tax benefit of $310.9 million for continuing and discontinued operations includes an Irish deferred tax benefit of $335.0 million and a U.S. deferred tax expense of $24.1 million. The Irish deferred tax benefit of $335.0 million relates primarily to the recognition of deferred tax assets (DTAs), the benefits of which are expected to be utilised in 2013 in offsetting Irish taxable income arising from the Tysabri divestment. The U.S. deferred tax expense of $24.1 million relates primarily to a reduction in our U.S. DTAs from which we are now unlikely to benefit given the reduced recurring U.S. income in future years, as a result of the Tysabri divestment in 2013.

The 2011 income tax expense for continuing and discontinued operations of $71.1 million reflects federal and state taxes at standard rates in jurisdictions in which we operate, foreign withholding tax and a deferred tax expense of $78.3 million. The 2011 deferred tax expense of $78.3 million includes one-time non cash charges of $60.8 million. Of the $60.8 million one-time charges, $17.9 million is due to changes in the expected recoverability of our federal tax credits following the sale of EDT and $42.9 million arises due to the application of new state tax income attribution rules. Following the introduction of these state tax income attribution rules, we no longer expected to benefit from certain state income tax loss and credit carryforwards prior to their expiry and therefore, reduced our state DTA by this amount.

Elan Corporation, plc 2012 Annual Report	33

Discontinued Operations

Net income from discontinued operations for each of years ended 31 December 2012 and 2011, include the results of operations for the Tysabri, Prothena and EDT businesses, as set out below.

	Tysabri	Prothena	EDT	Total
	2012 $m	2012 $m	2012 $m	2012 $m
Revenue	715.9	—	—	715.9
Cost of sales	272.9	—	—	272.9
Gross profit	443.0	—	—	443.0
Selling, general and administrative expenses	14.4	2.0	—	16.4
Research and development expenses	62.7	31.3	—	94.0
Operating profit	365.9	(33.3)	—	332.6
Net interest and investment gains and losses:
Net gain on disposal of investment in associate	—	—	(10.1)	(10.1)
Net loss on investments in associates	—	—	15.5	15.5
Net interest and investment gains and losses	—	—	5.4	5.4
Net income/(loss) before tax from discontinued operations	365.9	(33.3)	(5.4)	327.2
Income tax expense/(benefit)	65.7	(5.0)	—	60.7
Net income/(loss) before net gain on divestment from discontinued operations	300.2	(28.3)	(5.4)	266.5
Net loss on divestment of business	—	(17.9)	—	(17.9)
Net income/(loss) from discontinued operations (net of tax)	300.2	(46.2)	(5.4)	248.6

	Tysabri	Prothena	EDT	Total
	2011 $m	2011 $m	2011 $m	2011 $m
Revenue	656.7	—	177.9	834.6
Cost of sales	245.4	—	67.2	312.6
Gross profit	411.3	—	110.7	522.0
Selling, general and administrative expenses	17.7	1.6	26.1	45.4
Research and development expenses	68.6	23.7	48.9	141.2
Legal settlement gains	—	—	(84.5)	(84.5)
Operating profit	325.0	(25.3)	120.2	419.9
Net interest and investment gains and losses:
Net interest expense	—	—	0.1	0.1
Net loss on investment in associate	—	—	8.2	8.2
Net interest expense	—	—	8.3	8.3
Net income/(loss) before tax from discontinued operations	325.0	(25.3)	111.9	411.6
Income tax expense/(benefit)	56.4	(2.5)	4.0	57.9
Net income/(loss) before net gain on divestment from discontinued operations	268.6	(22.8)	107.9	353.7
Net gain on divestment of EDT business	—	—	644.0	644.0
Net income from discontinued operations (net of tax)	268.6	(22.8)	751.9	997.7

Separate analyses of the results from the Tysabri, Prothena and EDT businesses are presented below.

34	Elan Corporation, plc 2012 Annual Report

Financial Review

Tysabri

On 6 February 2013, we announced that we had entered into an agreement to dispose of our Tysabri IP and other assets related to Tysabri to Biogen Idec. In accordance with the terms of the transaction, upon consummation of the transaction we will terminate our existing collaboration arrangements with Biogen Idec and will receive an upfront payment of $3.25 billion. In addition, we will receive continuing royalties on Tysabri in-market sales. We will earn a royalty of 12% of global net sales of Tysabri during the first 12 months following the closing of the transaction. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year and a 25% royalty on annual global net sales above $2.0 billion each year. We will recognise a gain on the disposal of the Tysabri business of approximately $3 billion in the 2013 Consolidated Financial Statements. On 8 March 2013, we provided an update on the Tysabri Transaction. Two material closing conditions in connection with the Tysabri Transaction were the review process under the Hart-Scott-Rodino Antitrust Improvements Act in the United States and the review by the Spanish Competition Authority in Europe. The waiting period for the U.S. antitrust review under HSR expired on 8 March 2013. This followed the clearance on 6 March 2013, of the Tysabri Transaction by the Spanish Competition Authority. Consequently, in accordance with the terms of the Asset Purchase Agreement, and assuming satisfaction of the other closing conditions, closing is expected to occur during the second quarter of 2013.

As a result of the decision to dispose of the Tysabri IP and other assets related to Tysabri, the results of Tysabri that are included in the Consolidated Income Statement for the year ended 31 December 2012, are presented as a discontinued operation and the comparative amounts have been restated to reflect this classification.

Tysabri was developed in collaboration with Biogen Idec. Until the Tysabri Transaction closes, Tysabri will continue to be marketed in collaboration with Biogen Idec, and in general, subject to certain limitations, we will continue to share with Biogen Idec most of the development and commercialisation costs for Tysabri. Biogen Idec is responsible for manufacturing the product. In the United States, until the Tysabri Transaction closes, we will continue to purchase Tysabri from Biogen Idec and are responsible for distribution. Consequently, we record as revenue the net sales of Tysabri in the U.S. market. We purchase product from Biogen Idec at a price that includes the cost of manufacturing, plus Biogen Idec’s gross margin on Tysabri, and this cost, together with royalties payable by us to other third parties, is included in cost of sales. Upon consummation of the Tysabri Transaction, Biogen Idec will be responsible for all of the development and commercialisation (including distribution) costs for Tysabri. Outside of the United States, Biogen Idec is responsible for distribution.

Tysabri Revenue

Revenue from the Tysabri business for the years ended 31 December 2012 and 2011 consisted of the following:

	2012 $m	2011 $m	% increase/ (decrease)
Tysabri—U.S.	399.3	339.1	18%
Tysabri—ROW	316.6	317.6	(0)%
Total Tysabri	715.9	656.7	9%

Global in-market net sales of Tysabri for the years ended 31 December were as follows:

	2012 $m	2011 $m	% increase
United States	886.0	746.5	19%
ROW	745.1	764.1	(2)%
Total Tysabri in-market net sales	1,631.1	1,510.6	8%

Tysabri in-market net sales were $1,631.1 million in 2012 and $1,510.6 million in 2011. The increase in 2012 reflects the 13% increase in units sold and higher pricing in the U.S., which were negatively impacted by the $64.0 million revenue reserve in Italy, and unfavourable foreign currency movements, including the 8% decrease in the average dollar-euro exchange rate from 2011 to 2012.

Elan Corporation, plc 2012 Annual Report	35

The revenue reserve for Italy relates to a notification received by Biogen Idec from the Italian National Medicines Agency in 2011, stating that sales of Tysabri had exceeded a limit established by the agency in 2007. Biogen Idec filed an appeal in December 2011 seeking a ruling that Biogen Idec’s interpretation is valid and that the position of the agency is unenforceable. As a result of this dispute, Biogen Idec deferred $64.0 million of revenue recognised on in-market net sales of Tysabri in Italy during 2012, having previously deferred $13.8 million of revenue in Italy during 2011. We expect that Biogen Idec will continue to defer a portion of in-market revenues on future sales of Tysabri for Italy until the matter is resolved. As a consequence of this deferral of in-market net sales by Biogen Idec, we have deferred $30.6 million of revenue in 2012 and $37.5 million to date, reflecting the operating and accounting arrangements between the companies.

As of the end of December 2012, approximately 72,700 patients were on therapy worldwide, including approximately 33,400 commercial patients in the United States and approximately 38,400 commercial patients in the ROW, representing an increase of 12% over the approximately 64,700 (revised) patients who were on therapy at the end of December 2011.

Tysabri was developed in collaboration with Biogen Idec. Until the Tysabri Transaction closes, Tysabri will continue to be marketed in collaboration with Biogen Idec, and in general, subject to certain limitations, we will continue to share with Biogen Idec most of the development and commercialisation costs for Tysabri. Biogen Idec is responsible for manufacturing the product. In the United States, until the Tysabri Transaction closes, we will continue to purchase Tysabri from Biogen Idec and are responsible for distribution. Consequently, we record as revenue the net sales of Tysabri in the U.S. market. We purchase product from Biogen Idec at a price that includes the cost of manufacturing, plus Biogen Idec’s gross margin on Tysabri, and this cost, together with royalties payable by us to other third parties, is included in cost of sales. Upon consummation of the Tysabri Transaction, Biogen Idec will be responsible for all of the development and commercialisation (including distribution) costs for Tysabri. Outside of the United States, Biogen Idec is responsible for distribution.

The Tysabri collaboration is a jointly controlled operation in accordance with International Accounting Standards (IAS) 31, “Interests in Joint Ventures” (IAS 31). A jointly controlled operation is an operation of a joint venture (as defined in IAS 31) that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finances, which represent its own obligations.

Our actual operating profit or loss on Tysabri differs from our share of the collaboration operating profit or loss, because certain Tysabri-related expenses are not shared through the collaboration and certain unique risks are retained by each party. The Tysabri collaboration operating profit or loss is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses).

The net Tysabri revenue of $715.9 million in 2012 (2011: $656.7 million) was calculated as follows:

	2012 $m	2011 $m	% increase
Tysabri in-market sales	1,631.1	1,510.6	8%
Operating expenses incurred by Elan and Biogen Idec (excluding R&D expenses)	(726.3)	(685.3)	6%
Tysabri collaboration operating profit	904.8	825.3	10%
Elan’s 50% share of Tysabri collaboration operating profit	452.4	412.6	10%
Elan’s directly incurred costs	263.5	244.1	8%
Net Tysabri revenue	715.9	656.7	9%

Tysabri Cost of Sales

Cost of sales increased 11% to $272.9 million in 2012 from $245.4 million in 2011. Included within cost of sales were other charges of $0.5 million (2011: $Nil), as described below. Cost of sales includes $261.1 million of directly incurred collaboration expenses, primarily related to royalty payments, related to Tysabri for 2012 (2011: $233.4 million). The Tysabri gross margin is 62% in 2012 (2011: 63%). The Tysabri gross margin is impacted by the collaboration profit-sharing, commercial spend and operational arrangements.

36	Elan Corporation, plc 2012 Annual Report

Financial Review

Tysabri Selling, General and Administrative Expenses

Total SG&A expenses decreased 19% to $14.4 million in 2012 from $17.7 million in 2011. Included within SG&A expenses were other charges of $3.0 million (2011: $0.7 million), as described below.

Excluding other charges, SG&A expenses decreased 33% to $11.4 million in 2012 from $17.0 million in 2011. This is primarily as a result of a reduction in our directly incurred legal expenses.

Tysabri Research and Development Expenses

Total R&D expenses decreased 9% to $62.7 million in 2012 from $68.6 million in 2011. Included within R&D expenses were other charges of $0.7 million (2011: $0.9 million), as described below.

Excluding other charges, R&D expenses decreased 8% to $62.0 million in 2012, compared to $67.7 million in 2011, reflecting the lower Tysabri R&D expenses incurred by us during 2012.

Tysabri Other Net Charges

Other net charges related to the Tysabri business of $4.2 million in 2012 (2011: $1.6 million) were incurred as a result of the planned closure of the South San Francisco facility and the associated reduction in headcount. These charges included $0.5 million (2011: $Nil) recorded in cost of sales, $3.0 million (2011: $0.7 million) recorded in SG&A expenses and $0.7 million (2011: $0.9 million) recorded in R&D expenses.

Tysabri Provision for Income Taxes

For a discussion of the provision for income taxes for discontinued operations for the years ended 31 December 2012 and 2011, refer to page 33.

Prothena

On 20 December 2012, we completed the separation of the Prothena Business into a new, publicly traded company incorporated in Ireland. The issued share capital of Prothena was admitted to trading on the NASDAQ Global Market on 21 December 2012. Prothena focuses on the discovery and development of novel antibodies for the potential treatment of a broad range of diseases that involve protein misfolding or cell adhesion. The separation of the Prothena Business from Elan was completed through a demerger under Irish law. The demerger was effected by Elan transferring our wholly-owned subsidiaries comprising the Prothena Business to Prothena, in exchange for Prothena issuing Prothena ordinary shares directly to Elan shareholders, on a pro rata basis. Prothena’s issuance of its outstanding shares constituted a deemed in specie distribution (a distribution of non-cash assets) by Elan to Elan shareholders. Each Elan shareholder received one Prothena ordinary share for every 41 Elan ordinary shares or Elan American Depositary Shares (ADSs) held.

Immediately following the separation of the Prothena Business, a wholly owned subsidiary of Elan subscribed for 3.2 million newly-issued ordinary shares of Prothena, representing 18% of the outstanding ordinary shares of Prothena. This investment was recorded as an available for sale investment on the Consolidated Balance Sheet at an initial fair value of $22.9 million. In connection with the separation of the Prothena Business, we made a cash distribution to Prothena, which together with the consideration for 18% of Prothena’s outstanding ordinary shares, totalled $125.0 million.

The financial results of the Prothena Business included in the Consolidated Income Statement for the year ended 31 December 2012 are presented as a discontinued operation and the comparative amounts have been restated to reflect this classification.

Prothena Selling, General and Administrative Expenses

SG&A expenses were $2.0 million for the period to 20 December 2012 and $1.6 million in 2011. The increase in SG&A expenses in 2012, compared to 2011, reflected the higher SG&A support costs resulting from the increase in research activities.

Elan Corporation, plc 2012 Annual Report	37

Prothena Research and Development Expenses

R&D expenses were $31.3 million for the period to 20 December 2012 and $23.7 million in 2011. The increase in R&D expenses in 2012, compared to 2011, primarily reflected the increased spend in the NEOD001 amyloidosis programme, as well as higher spending on Prothena’s portfolio of targets including alpha-synuclein for the potential treatment of synucleinopathies, such as Lewy body dementia and Parkinson’s disease, and tau for Alzheimer’s disease and other tauopathies.

Prothena Provision for Income Taxes

For a discussion of the provision for income taxes for discontinued operations in the period to 20 December 2012, and in the year ended 31 December 2011 refer to page 33.

Net Loss on Divestment of Prothena Business

The net loss recorded on the divestment of the Prothena Business in 2012 was $17.9 million, primarily related to transaction costs.

EDT

On 16 September 2011, we announced the completion of the merger between Alkermes, Inc. and EDT following the approval of the merger by Alkermes, Inc. shareholders on 8 September 2011. Alkermes, Inc. and EDT were combined under a new holding company incorporated in Ireland named Alkermes plc. In connection with the transaction, we received $500.0 million in cash and 31.9 million ordinary shares of Alkermes plc common stock. At the close of the transaction, we held approximately 25% of the equity of Alkermes plc, with the existing shareholders of Alkermes, Inc. holding the remaining 75% of the equity. Alkermes plc shares are registered in the United States and trade on the NASDAQ stock market. Our equity interest in Alkermes plc was recorded as an investment in associate on the Consolidated Balance Sheet at an initial carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction.

The results of EDT were presented as a discontinued operation in the 2011 Consolidated Income Statement and the comparative amounts have been restated to reflect this classification.

On 13 March 2012, we announced that we had sold 76% (24.15 million) of the ordinary shares that we held in Alkermes plc for net proceeds of $380.9 million after deduction of underwriter and other fees. Following the sale we continued to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest in Alkermes plc. As we no longer had the ability to exercise significant influence over Alkermes plc after the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc was recorded as an available-for-sale investment with an initial carrying amount of $134.1 million.

On 31 January 2013, we announced that we had agreed to sell all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on 6 February 2013 and we received proceeds of $169.7 million. We will recognise a realised gain on the disposal of the Alkermes plc available-for-sale investment of $35.6 million in the 2013 Consolidated Financial Statements.

38	Elan Corporation, plc 2012 Annual Report

Financial Review

EDT Revenue

Revenue from the EDT business for the period to 16 September 2011, when the EDT business was divested by Elan, was $177.9 million. The EDT revenue can be analysed as follows:

2011 $m
Product revenue:
Manufacturing revenue and royalties:
TriCor® 145	35.5
Focalin® XR/Ritalin® LA	25.9
Ampyra®	22.6
Verelan®	18.1
Naprelan	5.9
Other	60.0
Total manufacturing revenue and royalties from the EDT business	168.0
Contract revenue:
Research revenue	6.0
Milestone payments	3.9
Total contract revenue from the EDT business	9.9
Total revenue from the EDT business	177.9

Manufacturing revenue and royalties comprised revenue earned from products EDT manufactured for clients and royalties earned principally on sales by clients of products that incorporate EDT’s technologies.

Except as noted above, no other single product accounted for more than 10% of EDT manufacturing revenue and royalties in 2011. The royalties on products not manufactured by EDT were 34% of total manufacturing revenue and royalties in 2011.

Contract revenue was $9.9 million for the period up to 16 September 2011. Contract revenue consisted of research revenue, license fees and milestones arising from R&D activities performed on behalf of third parties.

EDT Cost of Sales

Cost of sales were $67.2 million for the period up to 16 September 2011. Included within cost of sales were other charges of $0.2 million, as described below. Excluding other charges, the gross margin was 62% in 2011.

EDT Other Charges

During 2011, EDT incurred severance, restructuring and other costs of $10.0 million and asset impairment charges of $6.4 million arising from the closure of the King of Prussia, Pennsylvania site in 2011. The severance and restructuring costs of $10.0 million included $0.2 million recorded in cost of sales, $1.6 million recorded in SG&A expenses and $8.2 million recorded in R&D expenses. The entire asset impairment charge of $6.4 million was recorded in R&D expenses.

EDT Legal Settlement Gains

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis Biosciences, Inc. (Abraxis, since acquired by Celgene Corporation) had infringed a patent owned by us in relation to the application of NanoCrystal® technology to Abraxane®. We were awarded $55 million, applying a royalty rate of 6% to sales of Abraxane from 1 January 2005 through 13 June 2008 (the date of the verdict), though the judge had yet to rule on post-trial motions or enter the final order. This award and damages associated with the continuing sales of the Abraxane product were subject to interest. In February 2011, EDT entered into an agreement with Abraxis to settle this litigation. As part of the settlement agreement with Abraxis, EDT received $78.0 million in full and final settlement in March 2011 and recorded a gain of this amount in the income statement. No continuing royalties will be received in respect of Abraxane.

Elan Corporation, plc 2012 Annual Report	39

During 2011, EDT entered into an agreement with Alcon Laboratories, Inc. (Alcon) to settle litigation in relation to the application of NanoCrystal technology. As part of the settlement agreement with Alcon, EDT received $6.5 million in full and final settlement.

EDT Net Gain on Disposal of Investment in Associate

Following the completion of the merger between Alkermes, Inc. and EDT in September 2011, we held approximately 25% of the equity of Alkermes plc (31.9 million shares) at the close of the transaction. Our equity interest in Alkermes plc was recorded as an investment in associate on the Consolidated Balance Sheet at an initial carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction.

In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc and received net proceeds of $380.9 million, after deduction of underwriter and other fees. Following this sale we continued to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest in Alkermes plc. Following the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc ceased to qualify as an investment in associate and was recorded as an available-for-sale investment with an initial carrying value of $134.1 million. The initial fair value of the available-for-sale investment in Alkermes plc was based on the closing Alkermes plc share price on the date significant influence ended of $17.30 per share. The net gain on disposal of $10.1 million was calculated as follows:

2012 $m
Share proceeds	398.5
Fair value of available-for-sale investment retained	134.1
Carrying value of investment in associate disposed	(504.9)
Transaction costs	(17.6)
Gain on disposal of investment in associate	10.1

On 31 January 2013, we announced that we had agreed to sell all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on 6 February 2013 and we received proceeds of $169.7 million. We will recognise a realised gain on the disposal of the Alkermes plc available-for-sale investment of $35.6 million in the 2013 Consolidated Financial Statements.

EDT Net Loss on Investment in Associate

For the year ended 31 December 2012, we recorded a net loss on the investment in associate of $12.5 million related to our share of the losses of Alkermes plc in the period prior to the disposal of the 24.15 million ordinary shares of Alkermes plc. We also recorded an expense of $3.0 million related to the amortisation of a basis difference of approximately $300.0 million between the carrying amount of our investment in the associate and our share of the book value of the assets of Alkermes plc. This basis difference principally related to identifiable intangible assets and goodwill attributable to the Alkermes Inc. business prior to its acquisition of EDT.

EDT Taxation

For a discussion of the provision for income taxes for discontinued operations in the period to 16 September 2011, refer to page 33.

Net Gain on Divestment of EDT Business

On 16 September 2011, we announced the completion of the merger between Alkermes, Inc. and EDT following the approval of the merger by Alkermes, Inc. shareholders on 8 September 2011. In connection with the transaction, we received $500.0 million in cash and 31.9 million ordinary shares of Alkermes plc., representing approximately 25% of the equity of Alkermes plc. Our equity interest in Alkermes plc was recorded as an investment in associate on the Consolidated Balance Sheet at an initial carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction.

40	Elan Corporation, plc 2012 Annual Report

Financial Review

The net gain recorded on divestment of the EDT business in the 2011 Consolidated Income Statement amounted to $644.0 million, and was calculated as follows:

$m
Cash consideration	500.0
Investment in Alkermes plc	528.6
Total consideration	1,028.6
Property, plant and equipment	(202.0)
Goodwill and other intangible assets	(68.6)
Working capital and other net assets	(73.4)
Pension plan curtailment gain	6.3
Foreign currency translation reserve	(11.1)
Transaction and other costs	(35.8)
Net gain on divestment of business	644.0

Adjusted EBITDA from Discontinued Operations—Non-GAAP Financial Information

A reconciliation of Adjusted EBITDA from discontinued operations to net income from discontinued operations is set out in the table below. Refer to page 32 for information on this non-GAAP measure of operating results and our reasons for presenting it.

	2012 $m	2011 $m
Net income	248.6	997.7
Adjustments:
Net interest expense	—	0.1
Income tax expense	60.7	57.9
Depreciation and amortisation	15.1	23.5
EBITDA	324.4	1,079.2
Share-based compensation expense	9.8	11.0
Net loss on investments in associates	15.5	8.2
Net loss/(gain) on divestment of businesses	17.9	(644.0)
Net gain on disposal of investment in associate	(10.1)	—
Other charges	4.2	18.0
Legal settlement gains	—	(84.5)
Adjusted EBITDA from discontinued operations	361.7	387.9

Liquidity and Capital Resources

Cash and Cash Equivalents, Liquidity and Capital Resources

Our liquid resources and shareholders’ equity at 31 December were as follows:

	2012 $m	2011 $m	% increase/ (decrease)
Cash and cash equivalents	431.3	271.7	59%
Restricted cash and cash equivalents—current	2.6	2.6	0%
Available-for-sale investments—current	167.9	0.3	55867%
Total liquid resources	601.8	274.6	119%
Shareholders’ equity	568.6	815.2	(30)%

Elan Corporation, plc 2012 Annual Report	41

At 31 December 2012, our total cash and cash equivalents, current restricted cash and cash equivalents, and current investment securities of $601.8 million (2011: $274.6 million) included $357.7 million (2011: $235.8 million) that was held by foreign subsidiaries in the following jurisdictions:

	2012 $m	2011 $m	% increase/ (decrease)
United States	292.1	172.8	69%
Bermuda	41.1	38.0	8%
Other	24.5	25.0	(2)%
Total	357.7	235.8	52%

There are currently no restrictions that would have a material adverse impact on the parent company or consolidated liquidity of Elan in relation to the intercompany transfer of cash held by our foreign subsidiaries.

For additional information on our liquidity and capital management, refer to Note 31 (f) to the Consolidated Financial Statements.

Cash Flows Summary

Continuing and Discontinued Operations:

	2012 $m	2011 $m
Net cash provided by/(used in) operating activities	66.3	(111.2)
Net cash flows provided by investing activities	292.2	651.5
Net cash flows used in financing activities	(198.8)	(691.0)
Effect of foreign exchange rate changes	(0.1)	(0.1)
Net increase/(decrease) in cash and cash equivalents	159.6	(150.8)
Cash and cash equivalents at beginning of the year	271.7	422.5
Cash and cash equivalents at end of the year	431.3	271.7

Operating Activities

The components of net cash used in operating activities at 31 December were as follows:

	2012 $m	2011 $m
Adjusted EBITDA from continuing operations	(168.1)	(174.9)
Adjusted EBITDA from discontinued operations	361.7	387.9
Net interest and tax	(52.6)	(95.2)
Divestment of business—transaction costs	—	(34.1)
Other net charges	(94.8)	(153.0)
Working capital decrease/(increase)	20.1	(41.9)
Net cash provided by/(used in) operating activities	66.3	(111.2)

Net cash provided by operating activities was $66.3 million in 2012 (2011: $111.2 million used).

The improvement in Adjusted EBITDA from continuing operations net cash outflow from a loss of $174.9 million in 2011 to a loss of $168.1 million in 2012 reflects lower operating expenses, following the cessation of early stage research activities that were not part of the Prothena separation. The decrease in Adjusted EBITDA from discontinued operations net cash inflow from $387.9 million in 2011 to $361.7 million in 2012 was primarily due to lower revenues as a result of the EDT divestment in 2011, offset by the continued growth of Tysabri.

42	Elan Corporation, plc 2012 Annual Report

Financial Review

Net interest and tax are discussed further on page 29 for net interest expense and on page 33 for income taxes. The interest and tax expenses within net cash used in operating activities exclude net non-cash credits of $307.8 million in 2012 (2011: $83.6 million of non-cash charges), comprised of net non-cash interest expenses of $3.1 million in 2012 (2011: $5.3 million) and a net non-cash tax credit of $310.9 million (2011: $78.3 million expense).

The divestment of business charge of $34.1 million in 2011 includes the transaction costs and other cash charges related to the divestment of EDT.

The other net charges of $94.8 million in 2012 (2011: $153.0 million) were principally related to the other net charges described on pages 28, 37 and 39; adjusted to exclude non-cash other charges of $72.5 million in 2012 (2011: $11.1 million); and Prothena spin-off transaction costs of $5.2 million. The net cash outflow in 2011 is primarily attributable to the settlement reserve charge outflow of $206.3 million related to the Zonegran settlement that was recognised in 2010 and paid in March 2011, and was partially offset by the receipt of legal settlement gains of $84.5 million during 2011.

The working capital decrease in 2012 of $20.1 million is primarily due to the increase in the restructuring accrual and onerous lease provision related to the planned closure of the South San Francisco facility and reduction in headcount following the separation of the Prothena Business and cessation of the remaining early stage research activities, and the Cambridge Collaboration termination fee of $8.0 million.

The working capital increase in 2011 of $41.9 million is primarily due to expansion of the Tysabri business, an increase in EDT working capital prior to the divestment and a lower debt interest accrual related to the debt retirement transactions during 2011.

Investing Activities

Net cash provided by investing activities was $292.2 million in 2012. The primary component of cash provided by investing activities was the net proceeds of $380.9 million from the sale of our 24.15 million shares held in Alkermes plc. This is offset by funding of $76.9 million provided to Janssen AI during 2012.

Net cash provided by investing activities was $651.5 million in 2011. The primary component of cash provided by investing activities was the cash consideration received from the disposal of the EDT business of $500.0 million, in addition to the decrease in restricted cash balances due to payment of the amount held in escrow in respect of the Zonegran settlement of $203.7 million in March 2011, partially offset by capital expenditures of $38.8 million.

Financing Activities

Net cash used in financing activities of $198.8 million in 2012 was primarily comprised of outflows of $682.5 million related to the debt redemption of the 2016 Notes issued October 2009 and the 2016 Notes issued August 2010 offset by proceeds from the issuance of $600.0 million (net of transaction costs of $12.1 million) of the 6.25% Senior Fixed Rate Notes due 2019 (the 6.25% Notes). The principal amount of debt repaid was $624.5 million and cash debt retirement costs of $58.0 million were incurred upon early redemption of the Notes. In addition, in connection with the separation of the Prothena Business, we made a cash distribution to Prothena, which together with the consideration for 18% of Prothena’s outstanding ordinary shares, totalled $125.0 million.

Net cash used by financing activities of $691.0 million in 2011 was primarily comprised of outflows of $697.3 million related to the debt redemption of the 2013 Fixed Rate Notes and the 2013 Floating Rate Notes and partial redemption of the 2016 Notes issued October 2009 and 2016 Notes issued August 2010. The principal amount of debt repaid was $660.5 million and cash debt retirement costs of $36.8 million were incurred upon early redemption of these notes.

Debt Facilities

At 31 December 2012, we had outstanding debt of $600.0 million in aggregate principal amount, which consisted of the following:

$m
6.25% Notes	600.0
Total	600.0

Elan Corporation, plc 2012 Annual Report	43

Our indebtedness could have important consequences to us. For example, it does or could:

•	Increase our vulnerability to general adverse economic and industry conditions;

•

Require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of our cash flow to fund R&D (including our funding commitments to Janssen AI (for AIP)), working capital, capital expenditures, acquisitions, investments and other general corporate purposes;

•	Cause us to elect to redeem our indebtedness at a premium in order to avoid potential debt covenant breaches;

•	Limit our flexibility in planning for, or reacting to, changes in our businesses and the markets in which we operate;

•	Place us at a competitive disadvantage compared to our competitors that have less debt; and

•	Limit our ability to borrow additional funds.

During 2012, as at 31 December 2012, and, as of the date of filing of this Annual Report, we were not in violation of any of our debt covenants. For additional information regarding our outstanding debt, refer to Note 24 to the Consolidated Financial Statements.

On 22 February 2013, we announced that, upon the closing of the Tysabri Transaction, we would institute a share repurchase programme by utilising $1 billion of the upfront proceeds from the Tysabri Transaction. As stated above, the indenture governing the 6.25% Notes contains certain covenants that restrict or prohibit our ability to engage in or enter into a variety of transactions, including the consummation of the Share Repurchase. Prior to the consummation of the Share Repurchase, we intend to redeem the $600.0 million of outstanding principal amount of our 6.25% Notes. We expect to incur a net charge on debt retirement in the 2013 Consolidated Financial Statements of approximately $120 million in connection with the redemption of these notes, including an early redemption premium and the write-off of unamortised deferred financing costs.

Commitments and Contingencies

For information regarding commitments and contingencies, refer to Note 33 to the Consolidated Financial Statements.

Contractual Obligations

The following table sets out at 31 December 2012, our main contractual obligations due by period for debt principal and interest repayments and operating leases. These represent the major contractual, future payments that may be made by Elan. The table does not include items such as expected capital expenditures on plant and equipment or future investments in financial assets. As at 31 December 2012, the directors had authorised capital expenditures, which had been contracted for, of $0.1 million (2011: $3.0 million). As at 31 December 2012, the directors had authorised capital expenditures, which had not been contracted for, of $1.7 million (2011: $6.4 million).

	Total $m	Less than 1 Year $m	1-3 Years $m	3-5 Years $m	More than 5 Years $m
2019 Notes issued October 2012	600.0	—	—	—	600.0
Total debt principal obligations	600.0	—	—	—	600.0
Debt interest payments	254.9	37.5	75.0	75.0	67.4
Operating lease obligations	109.2	21.3	34.5	29.0	24.4
Total contractual obligations	964.1	58.8	109.5	104.0	691.8

On 17 September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, completed the acquisition of substantially all of our assets and rights related to the AIP. In addition, Johnson & Johnson, through its affiliate Janssen Pharmaceutical, invested $885.0 million in exchange for newly issued American Depositary Receipts (ADRs) of Elan, representing 18.4% of our outstanding Ordinary Shares at the time. Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialisation of the AIP. Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment is required to be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum

44	Elan Corporation, plc 2012 Annual Report

Financial Review

additional commitment of $400.0 million in total. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. During 2012, the remaining balance of the initial $500.0 million funding commitment, which amounted to $57.6 million at 31 December 2011, was spent. Subsequent to the full utilisation of the initial $500.0 million funding commitment, we provided funding of $76.9 million to Janssen AI during 2012. In addition, we provided funding to Janssen AI of $29.9 million in January 2013, which will be recorded in the 2013 financial statements. Following the provision of this funding in January 2013, our remaining funding commitment to Janssen AI is $93.2 million. The table above does not reflect this funding commitment, which is contingent on the future operations and expenditure of Janssen AI.

In December 2010, we modified our Collaboration Agreement with Transition and, in connection with this modification, Transition elected to exercise its opt-out right under the original agreement and we agreed to pay Transition $9.0 million, which we paid to them in January 2011. Under the modified Collaboration Agreement, Transition was eligible to receive a further $11.0 million payment from us upon the commencement of the next ELND005 clinical trial. This was paid to Transition during 2012 when we commenced a Phase 2 study of oral ELND005 as an adjunctive maintenance treatment of patients with BPD 1. We also commenced a Phase 2 clinical trial of ELND005 during 2012 for the treatment of agitation/aggression in patients with moderate to severe Alzheimer’s disease.

As a consequence of Transition’s decision to exercise its opt-out right, it will no longer fund the development or commercialisation of ELND005 and has relinquished its 30% ownership of ELND005 to us. Consistent with the terms of the original agreement, following its opt-out decision, Transition will be entitled to receive milestone payments of up to $93.0 million, along with tiered royalty payments on net sales of ELND005 ranging in percentage from a high single digit to the mid teens, depending on the level of future sales.

At 31 December 2012, we had commitments to invest $2.0 million (2011: $2.6 million) in healthcare managed funds.

In disposing of assets or businesses, we often provide customary representations, warranties and indemnities (if any) to cover various risks. We do not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, we have no reason to believe that these uncertainties would have a material adverse effect on our financial condition or results of operations.

The two major rating agencies covering our debt, rate our debt as sub-investment grade. None of our debt has a rating trigger that would accelerate the repayment date upon a change in rating.

For information regarding the fair value of our debt, refer to Note 31 to the Consolidated Financial Statements.

Our debt ratings as at 31 December 2012 were as follows:

	Standard & Poor’s	Moody’s Investors Service
6.25% Notes	BB-	Ba3

Capital Expenditures

We believe that our current and planned research, product development and corporate facilities will adequately meet our current and projected needs. We will use our resources to make capital expenditures as necessary from time to time and also to make investments in the purchase or licensing of products and technologies and in marketing and other alliances with third parties to support our long-term strategic objectives.

Financial Risk Management

Our financial risk management objectives and policies and exposure to market risk are outlined in Note 31 to the Consolidated Financial Statements.

Events After the Balance Sheet Date

On 31 January 2013, we announced that we had agreed to sell all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on 6 February 2013 and we received proceeds of $169.7 million. We will recognise a realised gain on the disposal of the Alkermes plc available-for-sale investment of $35.6 million in the 2013 Consolidated Financial Statements.

Elan Corporation, plc 2012 Annual Report	45

On 6 February 2013, we announced that we entered into an asset purchase agreement with Biogen Idec to transfer to Biogen Idec all Tysabri IP and other assets related to Tysabri. As a result of this transaction, Biogen Idec will have sole authority over and exclusive worldwide rights to the development, manufacturing and commercialisation of Tysabri. In accordance with the terms of the Tysabri Transaction, upon consummation of the transaction, the existing collaboration arrangements with Biogen Idec will be terminated and Biogen Idec will pay to us an upfront payment of $3.25 billion and continuing royalties on Tysabri in-market sales. We will earn a royalty of 12% of global net sales of Tysabri during the first 12 months following the closing of the transaction. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on annual global net sales above $2.0 billion. We will recognise a gain on the disposal of the Tysabri business of approximately $3 billion in the 2013 Consolidated Financial Statements.

On 8 March 2013, we provided an update on the Tysabri Transaction. Two material closing conditions in connection with the Tysabri Transaction were the review process under the Hart-Scott-Rodino Antitrust Improvements Act in the United States and the review by the Spanish Competition Authority in Europe. The waiting period for the U.S. antitrust review under HSR expired on 8 March 2013. This followed the clearance on 6 March 2013, of the Tysabri Transaction by the Spanish Competition Authority. Consequently, in accordance with the terms of the Asset Purchase Agreement, and assuming satisfaction of the other closing conditions, closing is expected to occur during the second quarter of 2013.

On 22 February 2013, we announced that, upon the closing of the Tysabri Transaction, we would institute a share repurchase programme by utilising $1 billion of the upfront proceeds from the Tysabri Transaction (the “Share Repurchase”). As announced on 8 March 2013, the Share Repurchase will be effected through a tender offer, which commenced on 11 March 2013, by way of a Dutch Auction. The price range is $11.25 to $13.00. Pursuant to the tender offer, J&E Davy will purchase tendered shares at the lowest price possible that will enable them to purchase up to the aggregate repurchase amount of $1.0 billion. All shares purchased in the tender offer will be purchased at the same price, even if the shareholder tendered at a lower price. In the event that the Share Repurchase is over-subscribed, J&E Davy will purchase less than all of the shares that are tendered at or below the purchase price on a pro rata basis. We will subsequently purchase from J&E Davy all of the shares purchased by them pursuant to the tender offer.

Pursuant to the indenture governing the 6.25% Notes, we are subject to certain covenants that restrict or prohibit our ability to engage in or enter into a variety of transactions, including the consummation of the Share Repurchase. Prior to the consummation of the Share Repurchase, we intend to redeem the $600.0 million of outstanding principal amount of our 6.25% Notes. We expect to incur a net charge on debt retirement in the 2013 Consolidated Financial Statements of approximately $120 million in connection with the redemption of these notes, including an early redemption premium and the write-off of unamortised deferred financing costs.

On 25 February 2013, Royalty Management, LLC (Royalty Pharma) announced that they had made a proposal, on an indicative basis, to make an offer for the entire share capital of the Company of $11 per share. The Elan Board of Directors acknowledged this announcement and noted that the proposal remains an indication of interest, is highly conditional and may or may not lead to an offer being made for the entire issued share capital of the Company. The Board of Directors also noted that any credible proposal which may be made by Royalty Pharma or any other party would be considered by the Company.

On 4 March 2013, we announced the approval by the Board of Directors of a cash dividend programme, whereby a percentage of the Tysabri royalty to be paid to Elan by Biogen Idec in conjunction with the Tysabri Transaction terms set out above, will be paid to shareholders as a dividend. The initial percentage of the Tysabri royalty to be paid out to shareholders as a dividend is 20% of these royalties. We expect to pay these cash dividends to our shareholders in twice-yearly instalments. The first dividend is expected to be paid in the fourth quarter of 2013, subject to the closing of the Tysabri Transaction. Payment of the dividends will be made in accordance with applicable law, including, where applicable, shareholder approval.

46	Elan Corporation, plc 2012 Annual Report

Board of Directors and Senior Management

Board of Directors and Senior Management

Directors

Robert A. Ingram (70)

Position	Date of Appointment	Tenure as of 31 December 2012
Non-Executive Director	3 December 2010	2 years
Chairman of the Board	26 January 2011	1 year 11 months
Member of the Nominating & Governance Committee (NGC)	26 January 2011	1 year 11 months

Mr. Ingram was appointed a director of Elan in December 2010, and assumed the role of chairman effective 26 January 2011. He is currently a general partner of Hatteras Venture Partners, LLC and has served as an advisor to the CEO of GlaxoSmithKline plc since January 2010. Mr. Ingram served as vice chairman pharmaceuticals of GlaxoSmithKline, acting as a special advisor to the corporate executive team from January 2003 until December 2009. He was chief operating officer and president, pharmaceutical operations of GlaxoSmithKline from January 2001 to January 2003. Mr. Ingram was CEO of Glaxo Wellcome plc from 1997 to 2000, and chairman of Glaxo Wellcome Inc. from 1999 to 2000. He is lead director of CREE Inc. and Valeant Pharmaceuticals Inc. and a director of HBM BioVentures AG and Edwards Lifesciences Corporation.

Gary Kennedy (55)

Position	Date of Appointment	Tenure as of 31 December 2012
Non-Executive Director	26 May 2005	7 years 7 months
Member of the Audit Committee	9 September 2005	7 years 3 months
Chairman of the Audit Committee	24 May 2007	5 years 7 months
Member of the Leadership, Development & Compensation Committee (LDCC)	26 August 2009	3 years 4 months

Mr. Kennedy was appointed a director of Elan in May 2005, and is currently Chairman of Greencore Group plc. Mr. Kennedy is also a director of Friends First Assurance Company, serves as a board member to a number of private companies and was a director of IBRC Limited until February 2013. From May 1997 to December 2005, he was group director, finance and enterprise technology, at Allied Irish Banks, plc (AIB), a member of the main board of AIB, and was also on the board of M&T, AIB’s associate in the United States. Prior to that, Mr. Kennedy was group vice president at Nortel Networks Europe after starting his management career at Deloitte & Touche. He served on the board of the Industrial Development Authority of Ireland for 10 years until he retired in December 2005 and is a Fellow of Chartered Accountants Ireland.

Patrick Kennedy (43)

Position	Date of Appointment	Tenure as of 31 December 2012
Non-Executive Director	22 May 2008	4 years 7 months
Member of the LDCC	10 September 2008	4 years 3 months
Chairman of the LDCC	29 January 2009	3 years 11 months

Mr. Kennedy was appointed a director of Elan in May 2008. He is currently CEO of Paddy Power plc, an international betting and gaming group, listed on both the London and Irish Stock Exchanges; and is also a director of Bank of Ireland. Mr. Kennedy was previously Chief Financial Officer (CFO) of Greencore Group plc and prior to that worked with McKinsey & Company in both their London and Dublin offices. Mr. Kennedy also previously worked with KPMG’s corporate finance arm, splitting his time between Dublin and the Netherlands. Mr. Kennedy is a graduate of University College Dublin, Trinity College Dublin and a Fellow of Chartered Accountants Ireland.

Elan Corporation, plc 2012 Annual Report	47

Giles Kerr (53)

Position	Date of Appointment	Tenure as of 31 December 2012
Non-Executive Director	13 September 2007	5 years 3 months
Member of the Audit Committee	31 January 2008	4 years 11 months
Member of the NGC	27 January 2010	2 years 11 months

Mr. Kerr was appointed a director of Elan in September 2007. He is currently the director of finance with the University of Oxford, England, and a fellow of Keble College. At present, Mr. Kerr is a member of the board and the chairman of the audit committee of Victrex plc and BTG plc. He is also a director of Isis Innovation Ltd. and a number of other private companies. Previously, Mr. Kerr was the group finance director and CFO of Amersham plc, and prior to that he was a partner with Arthur Andersen in the United Kingdom. Mr. Kerr is a Fellow of the Institute of Chartered Accountants in England and Wales.

G. Kelly Martin (54)

Position	Date of Appointment	Tenure as of 31 December 2012
Executive Director & CEO	4 February 2003	9 years 10 months

Mr. Martin was appointed a director of Elan in February 2003 following his appointment as president and CEO. Before joining Elan, Mr. Martin spent more than 20 years at Merrill Lynch & Co., Inc., where he held a broad array of operating responsibilities.

Kieran McGowan (69)

Position	Date of Appointment	Tenure as of 31 December 2012
Non-Executive Director	1 December 1998	14 years 1 month
Lead Independent Director	1 February 2006	6 years 11 months
Member of the NGC	31 May 2002	10 years 7 months
Chairman of the NGC	9 September 2005	7 years 3 months

Mr. McGowan was appointed a director of Elan in December 1998. He is a director Charles Schwab Worldwide Funds plc and was, until May 2012, chairman of CRH plc, as well as sitting on the board of a number of private companies. From 1990 until his retirement in December 1998, Mr. McGowan was chief executive of the Industrial Development Authority of Ireland. He has served as president of the Irish Management Institute and has chaired the Governing Authority at University College Dublin.

Kyran McLaughlin (68)

Position	Date of Appointment	Tenure as of 31 December 2012
Non-Executive Director	30 January 1998	14 years 11 months
Member of the NGC	31 May 2002	10 years 7 months

Mr. McLaughlin was appointed a director of Elan in January 1998 and served as chairman from January 2005 to January 2011. He is deputy chairman at Davy, Ireland’s largest stockbroker firm. He is also a director of Ryanair Holdings plc and is a director of a number of private companies.

48	Elan Corporation, plc 2012 Annual Report

Board of Directors and Senior Management

Donal O’Connor (62)

Position	Date of Appointment	Tenure as of 31 December 2012
Non-Executive Director	22 May 2008	4 years 7 months
Member of the Audit Committee	10 September 2008	4 years 3 months
Member of the LDCC	26 May 2010	2 years 7 months

Mr. O’Connor was appointed a director of Elan in May 2008. He holds directorships in a number of private companies. Prior to joining the Elan Board, Mr. O’Connor was the senior partner of PricewaterhouseCoopers in Ireland from 1995 until 2007. He was also a member of the PricewaterhouseCoopers Global Board and was a former chairman of the Eurofirms Board. Mr. O’Connor is a graduate of University College Dublin and a Fellow of Chartered Accountants Ireland.

Richard Pilnik (56)

Position	Date of Appointment	Tenure as of 31 December 2012
Non-Executive Director	16 July 2009	3 years 5 months

Mr. Pilnik was elected a director of Elan in July 2009. Mr. Pilnik served in several leadership positions during his 25-year career at Eli Lilly & Company, most recently as group vice president and chief marketing officer, where he was responsible for commercial strategy, market research and medical marketing. Currently, Mr. Pilnik serves as executive vice president and president of Quintiles Commercial Solutions, which is a global pioneer in pharmaceutical services. Mr. Pilnik holds a B.A. from Duke University and an M.B.A. from the Kellogg School of Management at Northwestern University.

Dennis J. Selkoe MD (69)

Position	Date of Appointment	Tenure as of 31 December 2012
Non-Executive Director(1)	1 July 1996	16 years 4 months
Member of the Science and Technology Committee (S&TC)	26 August 2009	3 years 4 months
Member of the NGC	27 January 2010	2 years 11 months

(1)	Retired as a director 16 July 2009 and subsequently reappointed on 26 August 2009.

Dr. Selkoe was appointed a director of Elan in July 1996, following the acquisition of Athena Neurosciences, where he served as a director since July 1995. Dr. Selkoe was a scientific founder of Athena Neurosciences. Dr. Selkoe, as a neurologist, is the Vincent and Stella Coates Professor of Neurologic Diseases at Harvard Medical School and co-director of the Centre for Neurologic Diseases at The Brigham and Women’s Hospital.

Andrew von Eschenbach, MD (71)

Position	Date of Appointment	Tenure as of 31 December 2012
Non-Executive Director	15 September 2011	1 year 3 months
Member of the S&TC	15 September 2011	1 year 3 months

Dr. von Eschenbach, MD, was appointed a director of Elan in September 2011. He is currently the President of Samaritan Health Initiatives Inc. and a health care policy consultancy. Previously he served as Commissioner of the FDA from 2005 to 2009 and prior to that was Director of the National Cancer Institute and held a number of leadership roles at the University of Texas M.D. Anderson Cancer Centre. He was educated at St. Joseph’s University, Philadelphia and received his M.D. from Georgetown University. His current responsibilities include serving on the boards of Histosonics Inc., the Focused Ultrasound Surgery Foundation, Viamet Pharmaceuticals, the National Comprehensive Cancer Centres Network Foundation, BioTime Inc. and Banyan Biomarkers, Inc. He also serves on the advisory boards of Chugai Pharmaceutical

Elan Corporation, plc 2012 Annual Report	49

International Advisory Council, GE Healthymagination, the Prostate Cancer Foundation and the Scientific Advisory Board of Arrowhead Research Corporation. Dr. von Eschenbach is also a Senior Fellow at the Milken Institute and director of the FDA Project at the Manhattan Institute.

Senior Management

Nigel Clerkin (39)

Executive Vice President & Chief Financial Officer

Mr. Clerkin was named chief financial officer in May 2011. Prior to that, he had served as senior vice president, finance and group controller since January 2004. He previously held a number of financial and strategic planning positions since joining Elan in January 1998. Mr. Clerkin is a Fellow of Chartered Accountants Ireland and a graduate of Queen’s University Belfast.

Guriq Basi, Dr. (56)

Chief Science & Technology Officer

Dr. Basi was appointed chief science and technology officer in October 2012. Before this, Dr. Basi was head of pre-clinical development at Neotope Biosciences, an Elan business unit which specialised in the discovery and development of biologics for the treatment of diseases associated with protein misfolding. Between June 2008 and May 2010, Dr. Basi was vice-president of extramural research at Elan and prior to that was senior director of discovery research and head of molecular biology. Between 1988 and joining Elan in 1992, Dr. Basi was a staff scientist at Protein Design Labs/PDL Biopharma. Dr. Basi undertook postdoctoral research in neurobiology at Stanford University, received his PhD in Biological Chemistry from the University of Illinois at Chicago, and his BA in Biochemistry from The Ohio State University.

Menghis Bairu, Dr. (52)

Chief Medical Officer & Head of Development

Dr. Bairu was appointed executive vice president, chief medical officer and head of global development in 2008. Dr. Bairu served as chief medical officer until September 2010 and then in October 2012 was reappointed to this position. During his time at Elan, Dr. Bairu also served as head of Onclave Therapeutics, an Elan business unit which specialised in developing oncology related assets, and was senior vice president and head of international covering all of Elan’s biopharmaceutical activities outside the United States. Prior to joining Elan, Dr. Bairu worked at Genentech in a number of medical and commercial roles, served on the board of One World Health, a nonprofit drug development company funded by the Bill & Melinda Gates Foundation, and was a director of A-Cube, a privately held pharma start-up. Dr. Bairu also lectures at the University of California San Francisco School of Medicine on global clinical trials’ design, development and conduct.

William F. Daniel (61)

Executive Vice President & Company Secretary

Mr. Daniel was appointed a director of Elan in February 2003 and served until July 2007. He has served as the company secretary since December 2001, having joined Elan in March 1994 as group financial controller. In July 1996, he was appointed group vice president, finance, group controller. From 1990 to 1992, Mr. Daniel was financial director of Xtravision plc. Mr. Daniel is a Fellow of Chartered Accountants Ireland and a graduate of University College Dublin. He is a member of the Council of the Institute of Directors in Ireland.

Fabiana Lacerca-Allen (45)

Chief Compliance Officer

Ms. Lacerca-Allen joined Elan as senior vice president, chief compliance officer in June 2010. Ms. Lacerca-Allen has more than 18 years of compliance and legal experience at Fortune 500 companies and law firms in the United States and in Argentina. She joined Elan from Mylan Laboratories, where she was senior vice president and chief compliance officer and led Mylan’s compliance programmes, including the establishment of policies and compliance processes. Prior to her role

50	Elan Corporation, plc 2012 Annual Report

Board of Directors and Senior Management

with Mylan, Ms. Lacerca-Allen served as legal compliance director for Bristol-Myers Squibb where she was a member of the executive team for Latin America, Canada and Puerto Rico and led all compliance initiatives in those regions. She has also held significant positions with Microsoft, Merck, Sharpe & Dohme and AT&T Capital.

Hans Peter Hasler (57)

Chief Operating Officer (COO)

Mr. Hasler was appointed a non-executive director of Elan in September 2011 and retired in October 2012 to take up the role of COO. He is the Chairman of HBM Healthcare Investments AG and Director of the Board of Acino, Switzerland. Mr. Hasler was principal of HPH Management GmbH. Previously, Mr. Hasler served with Biogen Idec in a number of key executive leadership roles from 2001 to 2009. Prior to his departure from Biogen Idec, Mr. Hasler served as its chief operating officer responsible for all commercial operations, business development, medical affairs and Biogen International. During his tenure, he served as head of global neurology/cardiovascular business and head of International business overseeing the launch of Tysabri in Europe and the management of Avonex. In addition, Mr. Hasler served as chief marketing officer / head of global strategic marketing with Wyeth Pharmaceuticals.

Grainne McAleese (33)

Group Controller & Principal Accounting Officer

Ms. McAleese was appointed group controller and principal accounting officer of Elan in 2011. Since joining Elan in 2004, Ms. McAleese has worked in a number of roles in the group finance area. Prior to joining Elan, she worked with PricewaterhouseCoopers in New York and KPMG in Dublin. Ms. McAleese is a Certified Public Accountant in the United States, a Fellow of Chartered Accountants Ireland and a graduate of Dublin City University.

Mary Sheahan (40)

Head of Human Resources, IT, Facilities and Portfolio Assessment Management

During 2012, Ms. Sheahan was appointed head of human resources, information technology, facilities and portfolio assessment management. As part of this role Ms. Sheahan also serves as a director on the board of Janssen Alzheimer Immunotherapy. Since joining Elan in 1997, Ms. Sheahan has held a number of commercial, R&D and corporate finance roles in Ireland and the United States. Most recently she was vice president—finance, tax and treasury from 2007 to 2011. Prior to joining Elan, Ms. Sheahan worked in KPMG in Dublin. Ms. Sheahan holds a Commerce degree and a Masters in Accounting from University College Dublin and is a Fellow of Chartered Accountants Ireland.

John Given (43)

General Counsel

Mr. Given was appointed General Counsel of Elan on 1 March 2013. Mr. Given was a senior corporate partner at leading Irish law firm A&L Goodbody. With more than twenty years of private practice experience, including nine as head of M&A with A&L Goodbody, Mr. Given has advised many leading Irish and international companies, including many in the life sciences and healthcare sectors. As Elan’s lead external counsel for over a decade, Mr. Given has advised the Company on all of our corporate activity for many years and has an in-depth understanding of the Company. Mr. Given is a graduate of University College Cork, a solicitor and a member of the Law Society of Ireland.

Elan Corporation, plc 2012 Annual Report	51

Directors’ Report

Introduction

The directors submit their Annual Report, together with the audited financial statements of Elan Corporation, plc, for the year ended 31 December 2012. The Corporate Governance Statement and the reports of the respective committee chairmen, which are set out on pages 58 to 77, form part of this Directors’ Report.

Review of the Business, Key Performance Indicators and Future Developments

Elan Corporation, plc is an Irish public limited company listed on the New York and Irish Stock Exchanges, and headquartered in Dublin, Ireland. Our shares trade on the New York and Irish Stock Exchanges.

We made significant changes to our business during 2012, including the separation of a substantial portion of our drug discovery business platform into a new publicly traded company incorporated in Ireland and the discontinuation of our remaining early stage research activities. On 6 February 2013, we announced that we have entered into an asset purchase agreement with Biogen Idec to transfer to Biogen Idec all Tysabri IP and other assets related to Tysabri. In accordance with the terms of the transaction, upon close, the existing collaboration arrangements with Biogen Idec will be terminated and Biogen Idec will pay to us an upfront payment of $3.25 billion and continuing royalties on Tysabri in-market sales. We will earn a royalty of 12% of global net sales of Tysabri during the first 12 months following the closing of the transaction. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on annual global net sales above $2.0 billion. We will recognise a gain on the disposal of the Tysabri business of approximately $3 billion in the 2013 Consolidated Financial Statements. On 8 March 2013, we provided an update on the Tysabri Transaction. Two material closing conditions in connection with the Tysabri Transaction were the review process under the Hart-Scott-Rodino Antitrust Improvements Act in the United States and the review by the Spanish Competition Authority in Europe. The waiting period for the U.S. antitrust review under HSR expired on 8 March 2013. This followed the clearance on 6 March 2013, of the Tysabri Transaction by the Spanish Competition Authority. Consequently, in accordance with the terms of the Asset Purchase Agreement, and assuming satisfaction of the other closing conditions, closing is expected to occur during the second quarter of 2013.

The Letter from the Chairman and the CEO Review on pages 6 to 9, the Operating Review on pages 12 to 17 and the Financial Review on pages 26 to 46 contain a review of the business and anticipated future developments.

Principal Risks and Uncertainties

Our future operating performance is subject to certain risks and uncertainties. These include, but are not limited to, the following principal items:

•

On 25 February 2013, Royalty Pharma announced that they had made a proposal, on an indicative basis, to make an offer for the entire share capital of the Company at $11 per share. The Elan Board of Directors acknowledged this announcement and noted that the proposal remains an indication of interest, is highly conditional and may or may not lead to an offer being made for the entire issued share capital of the Company. The Board of Directors also noted that any credible proposal which may be made by Royalty Pharma or any other party would be considered by the Company. As a result of the proposed offer, we are deemed to be in an “offer period” for the purposes of the Irish Takeover Rules which may restrict our ability to execute our strategy on a timely basis;

•	our agreement to dispose of all of the IP and other assets related to Tysabri may not be consummated;

•	any negative developments relating to Tysabri, such as safety or efficacy issues (including increased incidence of deaths and cases of PML) would adversely affect us;

•

the introduction or greater acceptance of competing products, including biosimilars, or adverse regulatory or legislative developments may reduce our revenues and adversely affect our results of operations;

•

if the Tysabri Transaction with Biogen Idec is consummated, we will no longer have any commercialised products and our revenue will continue to be dependent on Tysabri, the development, manufacturing and commercialisation of which will be controlled exclusively by Biogen Idec with no participation by us;

52	Elan Corporation, plc 2012 Annual Report

Directors’ Report

•

whether we are deemed to be an Investment Company for the purposes of the U.S. Investment Company Act of 1940 or a Passive Foreign Investment Company (PFIC) in accordance with U.S. PFIC Legislation for federal income tax purposes;

•	the potential for the successful development and commercialisation or acquisition of additional products as we have no material research or pre-clinical programmes or capabilities;

•	whether restrictive covenants in our debt obligations will adversely affect us;

•

our dependence on Johnson & Johnson and Pfizer for the development and potential commercialisation of bapineuzumab and any other potential products in the AIP in particular given the announced discontinuation of development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease and the possibility that we will never realise any return upon our economic interest in the AIP collaboration (including on our remaining commitment to fund up to an additional $93.2 million to Janssen AI);

•

the expense and success of development activities for ELND0005, including, in particular, whether the Phase 2 clinical trials for ELND005 are successful, whether ELND005 is successfully developed in any indication, and, if so, the speed with which regulatory authorisations and product launch may be achieved;

For further discussion of these items and other risks that may impact our business, please refer to the “Risk Factors” section of this Annual Report. Information on legal proceedings involving Elan is provided in Note 35 to the Consolidated Financial Statements.

Events After the Balance Sheet Date

For information on events after the balance sheet date, please refer to Note 38 to the Consolidated Financial Statements.

Research and Development

During the year ended 31 December 2012, our total expenditures on R&D amounted to $289.3 million, compared to $264.7 million for the year ended 31 December 2011.

Financial Results and Dividends

The results for the year are set out beginning on page 81 of this Annual Report. The directors do not propose the payment of a dividend for the year ended 31 December 2012.

On 4 March 2013, we announced the approval by the Board of Directors of a cash dividend programme, whereby a percentage of the Tysabri royalty to be paid to Elan by Biogen Idec in conjunction with the Tysabri Transaction terms set out above, will be paid to shareholders as a dividend. The initial percentage of the Tysabri royalty to be paid out to shareholders as a dividend is 20% of these royalties. We expect to pay these cash dividends to our shareholders in twice-yearly instalments. The first dividend is expected to be paid in the fourth quarter of 2013, subject to the closing of the Tysabri Transaction. Payment of the dividends will be made in accordance with applicable law, including, where applicable, shareholder approval.

Financial Risk Management

Our financial risk management objectives and policies and exposure to market risk are outlined in Note 31 to the Consolidated Financial Statements.

International Financial Reporting Standards

This Annual Report for the year ended 31 December 2012 is prepared in accordance with IFRS as adopted by the European Union and meets the reporting requirements pursuant to Irish company law and the Irish Stock Exchange Listing Rules. Separately, we also prepare an Annual Report on Form 20-F pursuant to the rules and regulations of the SEC and in accordance with U.S. GAAP, which differ in certain significant respects from IFRS. The Annual Report on Form 20-F under U.S. GAAP is a separate document from this Annual Report. Refer to the “U.S. GAAP Information”, beginning on page 170 for a discussion of the significant differences between IFRS and U.S. GAAP.

Elan Corporation, plc 2012 Annual Report	53

Directors

The names of the directors are shown on pages 47 to 50. Mr. Hasler and Dr. Ekman retired from the board on 1 October 2012 and 7 December 2012, respectively.

Directors’ and Secretary’s Interests

The beneficial interests of those persons who were directors and the secretary of Elan Corporation, plc at 31 December 2012, including their spouses and children under 18 years of age, are shown in the Report of the LDCC on page 66.

Transactions with Directors

There were no transactions with directors during the year ended 31 December 2012 other than as outlined in Note 36 to the Consolidated Financial Statements.

Significant Shareholdings

The following table sets forth disclosure of major shareholdings (in excess of 3%) that have been notified (and not amended or withdrawn) to us as at 14 March 2013, at 31 December 2012 and at 31 December 2011:

As at 14 March 2013:

Name of Owner or Identity of Group	No. of Shares		Date of Disclosure(1)		Percent of Issued Share Capital(2)
Janssen Pharmaceuticals	107,396,285	(3)	September 2009		18.0%
Fidelity Management and Research Company	58,668,894		March 2013		9.8%
Invesco Limited	53,068,490		November 2012		8.9%
Wellington Management	37,333,409		December 2012	(4)	6.2%
Blackrock Inc.	23,735,433		September 2011		4.0%
T. Rowe Price Associates, Inc.	18,493,407		December 2012	(4)	3.1%
Templeton Global Advisors Limited	18,811,720		February 2013		3.1%
All directors and officers as a group (16 persons)	6,725,174	(5)(6)	March 2013		1.1%

As at 31 December 2012:

Name of Owner or Identity of Group	No. of Shares		Date of Disclosure(1)		Percent of Issued Share Capital(2)
Janssen Pharmaceuticals	107,396,285	(3)	September 2009		18.0%
Fidelity Management and Research Company	77,695,797		November 2012		13.1%
Invesco Limited	53,068,490		November 2012		8.9%
Wellington Management	37,333,409		December 2012	(4)	6.3%
Blackrock Inc.	23,735,433		September 2011		4.0%
T. Rowe Price Associates, Inc.	18,493,407		December 2012	(4)	3.1%
All directors and officers as a group (17 persons)	5,845,383	(5)(6)	December 2012		1.0%

54	Elan Corporation, plc 2012 Annual Report

Directors’ Report

As at 31 December 2011:

Name of Owner or Identity of Group	No. of Shares		Date of Disclosure(1)		Percent of Issued Share Capital(2)
Janssen Pharmaceuticals	107,396,285	(3)	September 2009		18.2%
Fidelity Management and Research Company	70,728,655		August 2011		12.0%
Invesco Limited	24,110,217		August 2011		4.1%
Wellington Management	37,305,855		December 2011	(4)	6.3%
Blackrock Inc.	23,735,433		September 2011		4.0%
All directors and officers as a group (17 persons)	6,347,415	(5)	December 2011		1.1%

(1)	Since the date of disclosure, the interest of any person listed above in our Ordinary Shares may have increased or decreased. No requirement to notify us of any change would have arisen unless the holding moved up or down through a whole number percentage level.

(2)	Based on 597.8 million, 594.9 million and 589.3 million Ordinary Shares outstanding on 14 March 2013, 31 December 2012 and 31 December 2011, respectively.

(3)	These shares were issued as part of the Johnson & Johnson Transaction. Refer to page 30 for additional information.

(4)	Sourced from SEC filings.

(5)	Includes 5.9 million, 5.0 million and 5.6 million Ordinary Shares issuable upon exercise of currently exercisable options held by directors and officers as a group as of 14 March 2013, 31 December 2012 and 31 December 2011, respectively.

(6)	Elan stock options outstanding amounts at close of business on 20 December 2012 were subject to an adjustment in connection with the separation and distribution of the Prothena Business. In line with the terms of our employee equity plans (2006 LTIP, 1996 LTIP and 1999 Stock Option Plan) the number of options outstanding was increased and the corresponding exercise prices decreased to reflect the changes in the Company’s share price across the transaction date. Refer to Note 28 for additional information on the adjustments made in connection with the demerger of the Prothena Business.

Except for these interests, we have not been notified at 14 March 2013, at 31 December 2012 or at 31 December 2011 of any interest of 3% or more of our issued share capital. None of Janssen Pharmaceuticals, Fidelity Management and Research Company LLC, Invesco Limited, Wellington Management Company LLC, Blackrock, Inc., T. Rowe Price Associates, Inc. nor Templeton Global Advisors Limited have voting rights different from other shareholders.

We, to our knowledge, are not directly or indirectly owned or controlled by another entity or by any government. We do not know of any arrangements, the operation of which might result in a change of control of the Company.

Share Capital

A total of 597,822,228 Ordinary Shares of Elan were issued and outstanding at 14 March 2013, of which 3,788 Ordinary Shares were held by holders of record in the United States, excluding shares held in the form of ADRs. 488,973,789 Ordinary Shares were represented by our ADSs, evidenced by ADRs, issued by Citibank, N.A., as depositary, pursuant to a deposit agreement. At 14 March 2013, the number of holders of record of Ordinary Shares was 7,008, which includes 11 holders of record in the United States, and the number of registered holders of ADRs was 2,793. Because certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

In September 2012, the 1,000 outstanding Executive Shares of €1.25 each and the 21,375 ‘B’ Executive Shares of €0.05 each were fully redeemed at par and cancelled.

For additional information regarding our share capital, refer to Note 27 to the Consolidated Financial Statements.

Accounting Records

The directors believe that they have complied with Section 202 of the Companies Act, 1990 with regard to books of account by employing financial personnel with appropriate expertise and by providing adequate resources to the financial function. The books of account of Elan Corporation, plc are maintained at our office in Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland.

Elan Corporation, plc 2012 Annual Report	55

Political Donations

During 2012, there were no political contributions that require disclosure under the Electoral Act, 1997 (2011: $Nil).

Subsidiary Companies

For additional information regarding significant subsidiary undertakings, please refer to Note 40 to the Consolidated Financial Statements.

Corporate Governance

The Corporate Governance Statement on pages 58 to 63 forms part of this Directors’ Report.

We have a secondary listing on the Irish Stock Exchange. For this reason, we are not subject to the same ongoing listing requirements as those which would apply to any Irish company with a primary listing on the Irish Stock Exchange, including the requirement that certain transactions require the approval of shareholders. For further information, shareholders should consult their own financial adviser.

Authority to Purchase Own Shares

At our 2012 AGM, shareholders passed special resolutions which authorise the Company to purchase and sell its own shares. The Company may purchase up to 15% of its own shares at a price in line with the formula approved by shareholders at the AGM. The authority is valid until the earlier of the date of the next AGM or 23 November 2013.

On 22 February 2013, we announced that, upon the closing of the Tysabri Transaction, we would institute a share repurchase programme by utilising $1 billion of the upfront proceeds from the Tysabri Transaction. As announced on 8 March 2013, the Share Repurchase will be effected through a tender offer, which commenced on 11 March 2013, by way of a Dutch Auction. The price range is $11.25 to $13.00. Pursuant to the tender offer, J&E Davy will purchase tendered shares at the lowest price possible that will enable them to purchase up to the aggregate repurchase amount of $1.0 billion. All shares purchased in the tender offer will be purchased at the same price, even if the shareholder tendered at a lower price. In the event that the Share Repurchase is over-subscribed, J&E Davy will purchase less than all of the shares that are tendered at or below the purchase price on a pro rata basis. We will subsequently purchase from J&E Davy all of the shares purchased by them pursuant to the tender offer.

Change of Control Provisions

For information regarding certain change of control provisions of agreements to which we are a party, please refer to page 195 in the “Risk Factors” section of this Annual Report. Details of the change in control provisions included in the employment agreement with our CEO are set forth in the Directors’ Remuneration section of this Directors’ Report. In addition, our equity plans contain change of control provisions which can allow for accelerated vesting of equity awards in the event of a change of control of the Company. Details of the rules concerning the appointment and removal of the directors are set out in the Articles of Association.

There are no provisions in our Memorandum and Articles of Association:

•	Delaying or prohibiting a change in control of Elan that operate only with respect to a merger, acquisition or corporate restructuring;

•	Discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares; or

•	Governing changes in capital, where such provisions are more stringent than those required by law.

We have not received any notifications from shareholders (as shareholders are obliged to do) regarding any agreements between shareholders which might result in restrictions on the transfer of shares.

Information regarding the structure of our share capital is set forth in Note 27 to the Consolidated Financial Statements. Information regarding the provisions contained in our Memorandum and Articles of Association are set forth below.

56	Elan Corporation, plc 2012 Annual Report

Directors’ Report

Memorandum and Articles of Association

Our Memorandum of Association sets out the objects and powers of the Company. Our Articles of Association detail the rules regarding the internal operation of the Company, including:

•	The rights, preferences and dividends attaching to our shares;

•	The operation of general meetings, including notice, proxies and voting;

•	The rules relating to directors, such as their appointment, retirement, re-election, powers, responsibilities and indemnification; and

•	Liquidation rights.

Our Memorandum and Articles of Association may only be amended by special resolution of the shareholders. The rights attaching to the different classes of shares may be varied by special resolution passed at a class meeting of that class of shareholders. The additional issuance of further shares ranking pari passu with, or subordinate to, an existing class shall not, unless specified by the Articles of Association or the conditions of issue of that class of shares, be deemed to be a variation of the special rights attaching to that class of shares.

Auditors

In accordance with Section 160(2) of the Companies Act, 1963, the auditors, KPMG, Chartered Accountants, will continue in office.

On behalf of the board,

Robert A. Ingram,	G. Kelly Martin,
Chairman	Chief Executive Officer
21 March 2013

Elan Corporation, plc 2012 Annual Report	57

Corporate Governance Statement

Policies

In October 2011, we applied to the Irish Stock Exchange (ISE) for the re-classification of the listing of our Ordinary Shares on the Official List of the ISE from a primary listing to a secondary listing and this became effective on 3 November 2011. There was no change to our listing on the New York Stock Exchange (NYSE). Our Ordinary Shares continue to be traded on the main market for listed securities of the ISE but we are not subject to the same ongoing listing requirements as those which would apply to an Irish company with a primary listing on the ISE, including the requirement that certain transactions require the approval of shareholders. In addition, the provisions of the Irish Corporate Governance Annex (the “Irish Annex”) ceased to apply to the Company following the re-classification, however we have voluntarily incorporated the recommendations of the Irish Annex.

We are committed to the adoption and maintenance of the highest standards of corporate governance and compliance and have applied the provisions and principles of the U.K. Corporate Governance Code (the Code) as issued by the Financial Reporting Council (FRC) in June 2010 and adopted by the ISE.

Our corporate governance guidelines (the Guidelines), which have been adopted by the board of directors cover the mission of the board, director responsibilities, board structure (including the roles of the chairman, CEO and the lead independent director, board composition, independent directors, definition of independence, board membership criteria, selection of new directors, time limits and mandatory retirement, board composition and evaluation), leadership development (including formal evaluation of the chairman and CEO, succession planning and director development), board committees, board meeting proceedings, board and independent director access to top management, independent advice and board interaction with institutional investors, research analysts and media.

Our policy is to conduct our business in compliance with all applicable laws, rules and regulations and therefore our employees are expected to perform to the highest standards of ethical conduct, consistent with legal and regulatory requirements. Our Code of Conduct applies to directors, officers and employees and provides guidance on how to fulfil these requirements, how to seek advice and resolve questions about the appropriateness of conduct, and how to report possible violations of our legal obligations or ethical principles. All employees have a mandatory compliance objective, which accounts for 10% of their performance goals and objectives. This is designed to ensure that employees comply with our Code of Conduct and all policies and procedures that govern our daily business activities. Our Corporate Compliance Office manages our corporate compliance programme, which establishes a framework for adherence to applicable laws, rules and regulations and ethical standards, as well as a mechanism for preventing and reporting breaches. An executive-level Corporate Compliance Steering Committee also provides oversight of our compliance activities.

In addition to the general provisions contained in the code of conduct concerning conflicts of interest, the board adopted, in January 2011, a comprehensive Conflicts of Interests Policy for directors, which sets out wide-ranging procedures covering the identification and management of such conflicts.

The Guidelines, the Committee Charters and Code of Conduct are available on our website, www.elan.com. Any amendments to, or waivers from the Code of Conduct, will also be posted to our website. There have been no such waivers.

Board Role and Responsibilities

The board is responsible to the shareholders for ensuring that the Company is appropriately managed and that it achieves its objectives.

The board regularly reviews its responsibilities and those of its committees and management. The board meets regularly throughout the year, and all of the directors have full and timely access to the information necessary to enable them to discharge their duties. At board and committee meetings, directors receive regular reports on the Company’s financial position, risk management, key business issues and other material issues. The board held eight scheduled meetings in 2012. In addition, five meetings were held to deal with specific matters as they arose.

The board has reserved certain matters to its exclusive jurisdiction, thereby maintaining control of the Company and its future direction. All directors are appointed by the board, as nominated by its NGC, and subsequently elected by

58	Elan Corporation, plc 2012 Annual Report

Corporate Governance Statement

shareholders. Procedures are in place whereby directors and committees, in furtherance of their duties, may take independent professional advice, if necessary, at our expense.

Subject to certain limited exceptions, directors may not vote on matters in which they have a material interest. In the absence of an independent quorum, the directors may not vote compensation to themselves or any member of the board of directors. Directors are entitled to remuneration as shall, from time to time, be voted to them by ordinary resolution of the shareholders and to be paid such expenses as may be incurred by them in the course of the performance of their duties as directors. Directors who take on additional committee assignments or otherwise perform additional services for the Company, outside the scope of their ordinary duties as directors, shall be entitled to receive such additional remuneration as the board may determine. The directors may exercise all of the powers of the Company to borrow money. These powers may be amended by special resolution of the shareholders. There is no requirement for a director to hold shares.

The board has delegated authority over certain areas of our activities to a number of standing committees; further information on these committees is described below.

Board Composition

The Company’s Memorandum and Articles of Association provide that the number of directors will be no less than three and no more than fifteen. Currently the board comprises the non-executive chairman, nine other non-executive directors and one executive director. The board considers that the current board size is appropriate and facilitates the work of the board and its committees whilst being small enough to maintain flexibility and to carry out its duties in a timely fashion.

The NGC keep the composition and skills profile of the board and its committees under review and recommends changes where appropriate. The board seeks to ensure that it has an appropriate mix of skills and experience in areas such as science, pharmaceuticals, finance, governance, management and general business amongst others. The board is satisfied that it has an appropriate balance of skills, experience, independence and knowledge of the Company to enable them to discharge their duties and responsibilities effectively. Further information on the work of the NGC is set out in its report on page 77.

Chairman

The roles of the chairman and CEO are separated. The chairman of the board is responsible for the leadership and management of the board. Our CEO is responsible for the operation of the business of the Company.

Lead Independent Director

The chair of the NGC serves as the lead independent director. The lead independent director coordinates, in a lead capacity, the other independent directors and provides ongoing and direct feedback from the directors to the chairman and the CEO. The specific responsibilities of the lead independent director are set out in our Guidelines. Mr. McGowan has served as the lead independent director since 1 February 2006.

Board Tenure

Under the terms of our Articles of Association, directors serve for a term of three years expiring at the Annual General Meeting (AGM) in the third year following their election at an AGM or as the case may be, their re-election at the AGM. Directors are not required to retire at any set age. Following our adoption of the requirements of the Code, all directors now stand for annual re-election at the AGM each year.

The directors may from time to time appoint any person to be a director either to fill a casual vacancy or as an additional director. A director so appointed shall hold office until the conclusion of the AGM immediately following their appointment, where they shall retire and may offer themselves for election.

Elan Corporation, plc 2012 Annual Report	59

A director retiring at an AGM shall retain office until the close or adjournment of the meeting. No person shall be eligible for election or re-election to the office of director at any General Meeting unless recommended by the directors or proposed by a duly qualified and authorised member within the prescribed time period.

Induction and Development

Directors are provided with appropriate induction materials on appointment and meet with key executives, with a particular focus on ensuring non-executive directors are fully informed on issues of relevance to the Company and its operations. All directors are encouraged to update and refresh their skills and knowledge, for example, through attending courses on technical areas or external briefings for non-executive directors.

Independence of Directors

Under our Guidelines, at minimum, two-thirds of the board are required to be independent. In addition to the provisions of the Code, we adopted a definition of independence based on the rules of the NYSE, the exchange on which the majority of our shares are traded. For a director to be considered independent, the board must affirmatively determine that he or she has no material relationship with the Company. The specific criteria that affect independence are set out in the Guidelines and include former employment with the Company, former employment with the Company’s independent auditors, receipt of compensation other than directors’ fees, material business relationships and interlocking directorships.

In December 2012, the board considered the independence of each non-executive director, and determined Mr. Ingram, Mr. Gary Kennedy, Mr. Patrick Kennedy, Mr. Kerr, Mr. McGowan, Mr. McLaughlin, Mr. O’Connor, Mr. Pilnik, Dr. Selkoe and Dr. von Eschenbach, who represent in excess of two-thirds of the board, to be independent in character and judgment and that there are no relationships or circumstances that are likely to affect their independent judgment.

In reaching this conclusion, the board gave due consideration to participation by board members in our equity compensation plans. The board also considered the positions of Mr. McLaughlin, Mr. McGowan and Dr. Selkoe who have served as non-executive directors for in excess of nine years. Additionally, Mr. McLaughlin is deputy chairman of Davy, the Company’s broker and sponsor on the ISE and Dr. Selkoe has an ongoing consultancy agreement with the Company and particulars of both arrangements are set out in Note 36 to the Consolidated Financial Statements. It is the board’s view that each of these non-executive directors discharges their duties in a thoroughly independent manner and constructively and appropriately challenges the executive director and the board. For these reasons, the board considers that they are independent.

Conflicts of Interest

In addition to the general provisions contained in the code of conduct concerning conflicts of interest which apply to all directors, executives and employees of the Company, the board, in January 2011, adopted a comprehensive Conflicts of Interests Policy for directors. This specific policy sets out comprehensive procedures covering the identification and management of such conflicts. The policy covers directors’ personal interests which may conflict with the interests of the Company, interfere with the director’s ability to perform his or her duties and responsibilities to the Company or give rise to a situation where a director may receive an improper personal benefit because of his position. The policy also extends to director’s immediate family.

Where a director considers that they may have a conflict of interest with respect to any matter they must immediately notify this to the chairman of the Audit Committee or, if the chairman of the Audit Committee is the interested director, to the lead independent director. The Audit Committee (excluding, if applicable, the interested director) considers each notification to determine whether a conflict of interest exists. Until the Audit Committee has completed its determination the director will not

60	Elan Corporation, plc 2012 Annual Report

Corporate Governance Statement

participate in any vote, deliberation or discussion on the potential conflict with any other director or employee of the Company and the director will not be furnished with any board materials relating, directly or indirectly, to the potential conflict.

Board Effectiveness

Our Guidelines require that the board will conduct a self-evaluation at least annually to determine whether it and its committees are functioning effectively. An evaluation of the performance of the board and board committees was conducted during the year by the lead independent director through meetings with each member of the board. The results were presented to the NGC and to the board. The board concluded that it and its committees had operated satisfactorily during the year. Under the Code, the board is required to have an externally facilitated evaluation at least every three years and it is planned to do so during 2013.

Board Committees

During the majority of 2012, the board had four standing committees to assist it in exercising its authority. In December 2012, the board approved the establishment of a new committee, the Transaction Committee (TC). The TC’s role is to assist the board with oversight of future transactions proposed by management, including both acquisitions and disposals. The TC held no formal meetings in 2012. In addition to the TC, the other committees of the board are the Audit Committee, the Leadership, Development & Compensation Committee (LDCC), the Nominating & Governance Committee (NGC) and the Science and Technology Committee (S&TC).

Each of the committees has a charter under which its authority is delegated to it by the board. The charter for each committee is available in the Corporate Governance section of our website, www.elan.com, or from the company secretary on request.

The reports of the Audit Committee, the Leadership, Development & Compensation Committee and the Nominating & Governance Committee are set out on pages 64 to 77.

Board and Board Committee Meetings

The following table shows the number of scheduled board and board committee meetings held and attended by each director and secretary during the year. In addition to regular scheduled board and board committee meetings, a number of other meetings were held to deal with specific matters. If directors are unable to attend a board or board committee meeting they are provided with all the documentation and information relevant to that meeting and are encouraged to discuss the issues arising in that meeting with the chairman, CEO or company secretary.

	Board	Audit Committee	LDCC	NGC	S&TC
Directors
Robert A. Ingram	8/8	—	—	3/3	—
Lars Ekman(1)	7/8	—	—	—	2/2
Hans Peter Hasler(2)	7/7	—	—	3/3	—
Gary Kennedy	7/8	8/8	4/4	—	—
Patrick Kennedy	8/8	—	4/4	—	—
Giles Kerr	8/8	8/8	—	3/3	—
G. Kelly Martin	8/8	—	—	—	—
Kieran McGowan	8/8	—	—	3/3	—
Kyran McLaughlin	8/8	—	—	3/3	—
Donal O’Connor	8/8	8/8	4/4	—	—
Richard Pilnik	7/8	—	—	—	—
Dennis J. Selkoe	8/8	—	—	3/3	2/2
Andrew von Eschenbach	8/8	—	—	—	2/2
Secretary
William F. Daniel	8/8	8/8	4/4	3/3	2/2

(1)	Retired as a director on 7 December 2012

(2)	Retired as a director on 1 October 2012

Elan Corporation, plc 2012 Annual Report	61

Company Secretary

All directors have access to the advice and services of the company secretary. The company secretary supports the chairman in ensuring the board functions effectively and fulfils its role. He is also secretary to the Audit Committee, the LDCC, the NGC, the S&TC and the TC. The company secretary ensures compliance with applicable rules and regulations. The appointment and removal of the company secretary is a matter for the board.

Relations with Shareholders

We communicate regularly with our shareholders throughout the year, specifically following the release of quarterly and annual results, and at the time of major developments. Our website, www.elan.com, is the primary method of communication for the majority of our shareholders. We publish our annual report and accounts, quarterly results, Form 20-F, notice of general meetings and other public announcements on our website. In addition, our AGMs, quarterly conference calls and presentations at healthcare investor conferences are webcast and are available on our website.

The directors consider it important to understand the views of shareholders and, in particular, any issues which concern them. The board periodically receives presentations on investor perceptions.

Our investor relations department, with offices in Ireland and the United States, provides a point of contact for shareholders and full contact details are set out on the investor relations section of our website. Shareholders can also submit an information request through the shareholder services section of our website.

Annual General Meeting

The principal forum for discussion with shareholders is our AGM and shareholder participation is encouraged. Formal notification, together with an explanation of each proposed resolution, is sent to shareholders at least 21 calendar days in advance of the AGM. At the meeting, the CEO provides a summary of the period’s events after which the board and senior management are available to answer questions from shareholders. All directors normally attend the AGM and shareholders are invited to ask questions during the meeting and to meet with directors after the formal proceedings have ended.

In accordance with the Code and applicable regulations, the Company counts all proxy votes on each resolution that is voted on with a show of hands, the Company indicates the level of proxies lodged, the number of votes for and against each resolution and the number of votes withheld. This information is made available on our website following the AGM.

Going Concern

The directors, having made inquiries, including consideration of the factors discussed in the Liquidity and Capital Resources section on page 41 of this Annual Report, believe that the Company has adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to adopt the going concern basis in preparing our Consolidated Financial Statements.

Internal Control

The board of directors has overall responsibility for our system of internal control and for monitoring its effectiveness. The system of internal control is designed to provide reasonable, but not absolute, assurance against material misstatement or loss. The key procedures that have been established to provide effective internal control include:

•	A clear focus on business objectives is set by the board having considered the risk profile of the Company;

•	A formalised risk reporting system, with significant business risks addressed at each board meeting;

•

A clearly defined organisational structure under the day-to-day direction of our CEO. Defined lines of responsibility and delegation of authority have been established within which our activities can be planned, executed, controlled and monitored to achieve the strategic objectives that the board has adopted for the Company;

•	A comprehensive system for reporting financial results to the board, including a budgeting system with an annual budget approved by the board;

•

A system of management and financial reporting, treasury management and project appraisal—the system of reporting covers trading activities, operational issues, financial performance, working capital, cash flow and asset management;

62	Elan Corporation, plc 2012 Annual Report

Corporate Governance Statement

•

Preparation and issue of financial reports to shareholders and the markets, including the Consolidated Financial Statements, is overseen by the Audit Committee. The Group’s financial reporting process is controlled using documented accounting policies and reporting formats, supplemented by detailed instructions and guidance on reporting requirements. Our processes support the integrity and quality of data by arrangements for segregation of duties. Each reporting entity’s financial information is subject to scrutiny at reporting entity and Group level by senior management. The Group’s financial reports and financial guidance are also reviewed by the Audit Committee of the board in advance of being presented to the full board for their review and approval; and

•

To support our system of internal control, we have separate Corporate Compliance and Internal Audit departments. Each of these departments reports periodically to the Audit Committee. The Internal Audit function includes responsibility for the Company’s compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

In accordance with the revised FRC (Turnbull) guidance for directors on internal control published in October 2005, “Internal Control: Revised Guidance for Directors on the Combined Code”, the board confirms that there is an ongoing process for identifying, evaluating and managing any significant risks faced by the group, that it has been in place for the year under review and up to the date of approval of the financial statements and this process is regularly reviewed. The directors reviewed our system of internal control and also examined the full range of risks affecting us and the appropriateness of the internal control structures to manage and monitor these risks. This process involved a confirmation that appropriate systems of internal control were in place throughout the financial year and up to the date of signing of the Consolidated Financial Statements. It also involved an assessment of the ongoing process for the identification, management and control of the individual risks and of the role of the various risk management functions and the extent to which areas of significant challenges facing us are understood and are being addressed. No material unaddressed issues emerged from this assessment.

Compliance Statement

The directors confirm that the Company has complied throughout the year ended 31 December 2012 with the provisions of the Code. We follow a U.S. style compensation system for our senior management and our non-executive directors. As a result, we include the non-executive directors in our equity compensation plans. In accordance with the Code, we sought and received shareholder approval to make certain equity grants to our non-executive directors at our 2004 AGM.

This Corporate Governance Statement forms part of the Directors’ Report.

Robert A. Ingram,	G. Kelly Martin
Chairman	Chief Executive Officer
21 March 2013

Elan Corporation, plc 2012 Annual Report	63

Report of the Audit Committee

The Audit Committee held eight scheduled meetings in 2012. Details of meeting attendance by Audit Committee members are included in the table on page 61. In addition three further meetings were held to deal with specific matters.

Committee Membership

Name	Status During 2012
Gary Kennedy (Chairman)	Member for the whole period
Giles Kerr	Member for the whole period
Donal O’Connor	Member for the whole period

The current members of the Audit Committee are all independent non-executive directors of the Company. The board considers each member to be independent under the Guidelines, the Code and the criteria of the NYSE corporate governance listing standards concerning the composition of Audit Committee.

The board is satisfied that at least one member of the Audit Committee has recent and relevant financial experience. The board has determined that Mr. Kennedy, Mr. Kerr and Mr. O’Connor are Audit Committee financial experts for the purposes of the Sarbanes-Oxley Act of 2002.

Role and Focus

The Audit Committee helps the board in its general oversight of the Company’s accounting and financial reporting practices, internal controls and audit functions, and is directly responsible for the appointment, compensation and oversight of the work of our independent auditors.

The core responsibilities of the Audit Committee include reviewing and reporting to the board on:

•	Matters relating to the periodic financial reporting prepared by the Company;

•	The independent auditors’ qualifications and independence;

•	The performance of the internal auditor and the corporate compliance functions;

•	Compliance with legal and regulatory requirements including the operation of the Company’s Securities Trading Policy and Code of Conduct;

•	The Company’s overall framework for internal control over financial reporting and other internal controls and processes; and

•	The Company’s overall framework for risk management.

The Audit Committee oversees the maintenance and review of the Company’s Code of Conduct. It has established procedures for the receipt and handling of complaints concerning accounting or audit matters.

The Audit Committee appoints and agrees on the compensation for the independent external auditors subject, in each case, to the approval of the Company’s shareholders at general meeting. It maintains policies and procedures for the pre-approval of all audit services and permitted non-audit services undertaken by the independent external auditor. The principal purpose of these policies and procedures is to ensure that the independence of the independent external auditor is not impaired. The policies and procedures cover three categories of work: audit services, audit-related services and non-audit services. The pre-approval procedures permit certain audit, audit-related and non-audit services to be performed by the independent external auditor during the year subject to fee limits agreed with the Audit Committee in advance. Authority to approve, between Audit Committee meetings, work in excess of the pre-agreed fee limits is delegated to members of the Audit Committee if required. Regular reports to the full Audit Committee are also provided for and, in practice, are a standing agenda item at Audit Committee meetings.

Following the entering into of a Corporate Integrity Agreement between the Company and the Office of Inspector General of the U.S. Department of Health and Human Services, the Audit Committee, on behalf of the board of directors, is responsible for the review and oversight of matters related to compliance with federal healthcare programme requirements, FDA requirements and the obligations of the Corporate Integrity Agreement.

64	Elan Corporation, plc 2012 Annual Report

Report of the Audit Committee

Activities Undertaken During the Year

The Audit Committee held a number of private meetings without management present with the Company’s general counsel, chief compliance officer and head of internal audit and with the engagement partner from the Company’s independent external auditors. The purpose of these meetings was to facilitate free and open discussions between the Audit Committee members and those individuals separate from the main sessions of the Audit Committee, which were attended by the CFO, the group controller and the Company’s general counsel.

At each regularly scheduled board meeting, the chairman of the Audit Committee reported to the board on the principal matters covered at the preceding Audit Committee meetings. The minutes of all Audit Committee meetings were also circulated to all board members. During 2012, the Audit Committee considered and reviewed various aspects of the Company and its business including, but not limited to the matters referred to below.

•	The Company’s financial reports and financial guidance were reviewed and various accounting matters and policies were considered.

•

Reports were received from the independent external auditors concerning their audit strategy, the planning and the results of their audit of the financial statements of the Company and from management, the internal audit function and chief compliance office on the effectiveness of the Company’s system of internal controls and, in particular, its internal control over financial reporting.

•

The Audit Committee reviewed the operations of the Company’s Code of Conduct, the employee helpline and email system. No material issues were reported through this route during the year. No waivers to the Code of Conduct were made in 2012.

•	The implementation of the measures required under the terms of the Corporate Integrity Agreement between the Company and the Inspector General of the U.S. Department of Health and Human Services.

•	Reviewed and approved, or recommended for approval to the board of directors, various aspects of the Prothena Demerger completed in December 2012.

•	Reviewed proposals for the restructuring of the Company’s debts.

•	Reviewed correspondences between the Company and the SEC and the Irish Auditing and Accounting Supervisory Authority (IAASA).

•

The Audit Committee reviewed the further implementation of the comprehensive enterprise-wide risk management process in the Company, including the role of the Turnbull Guidance for Directors, other corporate governance measures and the utilisation of the insurance function in the control and management of Company wide risk.

•

Matters concerning the internal audit function, corporate compliance function and financial functions were reviewed. The Company’s continuing work to comply with the applicable provisions of the Sarbanes-Oxley Act of 2002 was monitored by the Audit Committee.

•	The Audit Committee charter, the Company’s Security Trading policy and the operation of the Audit Committee were reviewed during 2012.

•

The amount of audit and non-audit fees of the independent auditor was monitored throughout 2012. The Audit Committee was satisfied throughout the year that the objectivity and independence of the independent external auditor were not in any way impaired by either the nature of the non-audit work undertaken, the level of non-audit fees charged for such work or any other facts or circumstances.

On behalf of the Audit Committee,

Gary Kennedy

Chairman of the Audit Committee and Non-Executive Director

21 March 2013

Elan Corporation, plc 2012 Annual Report	65

Report of the Leadership Development and Compensation Committee

Introduction

I am pleased to present the Report of the Leadership Development and Compensation Committee (the Committee) for the year ended 31 December 2012. In the following pages you will find disclosures on the role and focus of the Committee, the Committee’s remuneration policy, a review of the remuneration paid to company directors and senior management during 2012 and a discussion of the Committee’s activities during the year. As the Company has changed significantly in recent years, so too has the evolution of our remuneration practices and the activities of the Committee. However, one unchanging aspect of this work is our commitment to the philosophy that underpins these measures, that is, to set remuneration levels that are appropriate for our directors and senior management, having regard to their substantial responsibilities, their individual performance and the Company’s performance as a whole. Below is an outline of the report we trust that you find this both informative and useful.

1 Meetings & Committee Membership

The Committee held four scheduled meetings in 2012. Details of meeting attendance by Committee members are included in the table on page 61. In addition, one meeting was held to deal with specific matters.

Name	Status During 2012
Patrick Kennedy (Chairman)	Member for the whole period
Hans Peter Hasler	Retired 1 October 2012
Gary Kennedy	Member for the whole period
Donal O’Connor	Member for the whole period

The Committee is composed entirely of independent non-executive directors. Each member of the committee is nominated to serve for a three-year term subject to a maximum of two terms of continuous service.

2 Remuneration Policy

The Committee is responsible for the Company’s compensation philosophy and policies. The Committee determines, amongst other things, the compensation, terms and conditions of the CEO, the board and our senior management. The Committee exercises all the powers of the board of directors to grant options and restricted stock units (RSUs) and to generally administer our equity award plans.

The Committee’s policy is to set remuneration levels that are appropriate for our directors and senior management having regard to their substantial responsibilities, their individual performance and the Company’s performance as a whole. Our aim is to attract, retain and motivate directors and senior management of the quality required to run the Company successfully, to align directors and senior management with the long-term interests of our shareholders, and to foster the sustainable success of the Company. In this regard the Committee gives full consideration to the legal and regulatory requirements of the Company and to the principles and provisions of the UK Corporate Governance Code (the Code) and related guidance.

The role and responsibilities of the Committee are set out in writing in its charter, under which authority is delegated to it by the board. The charter is available on the Corporate Governance section of our website, www.elan.com, or from the company secretary on request. While the Committee’s specific oversight is limited to the CEO, the board and a number of senior executives, the Committee has among its aims the goal of informing the broad policy framework that is applied by management in relation to employee remuneration at all levels. Through this the Committee plays the vital role of ensuring that the remuneration policies of the group are fit for purpose and enhance long-term shareholder value.

2(a) Independent Compensation Consultants & Comparator Groups

The Committee retains compensation consultants to assist in evaluating director and executive compensation, and has the sole authority to retain and terminate such consultants and to review and approve their fees and other retention terms. To this end the Committee engages Semler Brossy Consulting Group, LLC (SBCG) as independent compensation consultants. SGCG’s role is to ensure that the Committee receives objective advice in making recommendations to the

66	Elan Corporation, plc 2012 Annual Report

Report of the Leadership Development and Compensation Committee

board on compensation matters and to assist the Committee in fulfilling its role of overseeing the design and operation of our compensation programme on behalf of the board. The services provided by SBCG include, regular attendance at Committee meetings; review of the Committee’s charter; updates on trends in compensation, corporate governance, and regulatory developments; review and update of peer groups; evaluation of the market competitiveness; updates on evolving practice in the area of severance; and input to discussions on CEO pay and the CEO recommendations for senior executives. SBCG do not provide any other services to Elan and are not engaged to carry out any work for, nor receive any payments from, the Company, or the wider Elan group, other than that done or received on behalf of the Committee.

The Committee seeks to benchmark remuneration against companies of a similar size, sector, and performance; however, the Committee is aware that if too much emphasis is placed on comparators this can lead to disproportionate and unintended consequences, therefore, comparator groups are used by the Committee as a guide only and are one of a number of factors taken into account by the Committee when determining the level and elements of the Company’s compensation policy.

During 2012, the Committee reviewed its comparator company group, amending the groupings used in 2011 reflecting the changes in size and direction of the Company in 2012. Secondary comparator groups were also consulted in relation to specific factors and other unique events that occurred during the year. The Committee keeps the composition of its comparators groups under review to ensure that they remain relevant to the Company and its changing needs.

2(b) Committee supports

In addition to the power to engage, review and terminate compensation consultants, the Committee also has the authority to retain legal counsel or other consultants to advise it. Generally, such independent advice is sought with the knowledge of the CEO but the Committee retains discretion in this regard. The Committee may request staff support from the CEO as it deems appropriate or request any officer or employee of the Company or the Company’s outside counsel to attend any of its meetings or to meet with any of its members or consultants.

2(c) External Appointments and Retention of Fees

The Committee recognizes that executive directors, and senior management, may be invited to take up non-executive directorships, public sector and/or not-for-profit appointments, and that these can broaden the experience and knowledge of the individual concerned, from which the Company can benefit. Executive directors and senior management may, subject to approval, accept external appointments as non-executives of other companies and retain any related fees paid to them.

2(d) Prohibition on Loans

Directors and officers of the Company may not receive, either directly or indirectly, a loan from the Company or any of its subsidiaries.

2(e) Directors’ Shareholdings

Directors are encouraged to acquire and maintain an equity stake in the Company to strengthen the alignment of interests between the directors and the shareholders; however there is no formal requirement for directors or senior management to hold Company shares.

2(f) Shareholder Vote “Say on Pay”

At the 2013 Annual General Meeting, to be held on 30 May 2013, this Report will be put to a shareholder ‘advisory’ vote. While there is no legal obligation to put such a resolution to shareholders, we believe that it is an appropriate acknowledgement of shareholders’ right to have a ‘say on pay’.

3 Remuneration Review

3(a) Non-Executive Director Remuneration

Non-executive directors are compensated with fee payments and equity awards with additional payments where directors are members of board committees.

Elan Corporation, plc 2012 Annual Report	67

In 2012, Dr. Ekman (retired 7 December 2012), Mr. McGowan, Mr. McLaughlin and Dr. von Eschenbach received fee payments in the form of RSUs. Non-executive directors are also reimbursed for reasonable travel expenses to and from board and committee meetings.

3(a)(i) Non-Executive Directors’ Terms of Appointment

Period	Three-year term which can be extended by mutual consent, contingent on satisfactory performance and re-election at the Annual General Meeting (AGM).
Termination	By the director or the Company at each party’s discretion without compensation.
Fees	Board Membership Fees
	Chairman’s Fee	$150,000
	Director’s Fee	$55,000
	Additional Board/Committee Fees
	Lead Independent Director’s Fee	$20,000
	Audit Committee Chairman’s Fee	$25,000	(1)
	Audit Committee Member’s Fee	$15,000
	Other Committee Chairman’s Fee	$20,000	(1)
	Other Committee Member’s Fee	$12,500
Equity	Non-executive directors are entitled to be considered for an annual equity award, based on the recommendation of the Committee and supported by the advice of the Committee’s compensation consultants. Such equity awards are normally granted in February of each year and are currently made in the form of RSUs. The awards to be made in February 2013 will have the following grant date fair values:
	Chairman	$400,000
	Other non-executive directors	$200,000
Expenses	Reimbursement of travel and other expenses reasonably incurred in the performance of their duties.
Time commitment	Five scheduled in-person board meetings, the AGM and relevant committee meetings depending upon board/committee requirements and general corporate activity.
	Non-executive board members are also expected to be available for a number of unscheduled board and committee meetings, where applicable, as well as to devote appropriate preparation time ahead of each meeting.
Confidentiality	Information acquired by each director in carrying out their duties is deemed confidential and cannot be publicly released without prior clearance from the chairman of the board.

(1)	Inclusive of committee membership fee

3(b) Executive Director and Senior Management Remuneration

3(b)(i) Basic Salary

The basic salary of the executive director and senior management is reviewed annually having regard to personal performance, Company performance and market practice.

3(b)(ii) Annual Cash Incentive Bonus

We operate a cash bonus plan in which all employees, including the executive director, are eligible to participate. Bonuses are not pensionable. The cash bonus plan operates on a calendar year basis. We measure our performance against a broad series of financial, operational and scientific objectives and measurements and set annual metrics relating to them. A bonus target, expressed as a percentage of basic salary, is set for all employees. Payment will be made based on a combination of individual, team and company performance.

68	Elan Corporation, plc 2012 Annual Report

Report of the Leadership Development and Compensation Committee

3(b)(ii) Share-Based Compensation

It is the Committee’s policy, in common with other companies operating in similar industries, to award share options and RSUs to executives, senior management and employees. At the 2012 AGM, shareholders approved the Elan Corporation, plc 2012 Long Term Incentive Plan (the 2012 Plan) which provides equity for the grant of up to 30 million ordinary shares. As with its predecessor plans, the purposes of the 2012 Plan is to further advance the interests of the Company and its shareholders by providing a means to attract, retain, and motivate employees, consultants and directors, to provide for competitive compensation opportunities, to encourage long term service, to recognise individual contributions and reward achievement of performance goals, and to promote the creation of long term value for shareholders by aligning the interests of such persons with those of shareholders. It is anticipated that the 2012 Plan would meet the Company’s equity plan requirement for at least three years. Equity awards are usually made annually. Equity awards may also be granted to some individuals on joining the Company or on the occurrence of other specific events. The equity awards under this plan generally vest between one and four years and do not contain any performance conditions other than service.

Equity awards may also be granted to some individuals on joining the Company or on the occurrence of other specific events in these circumstances such awards are designed to align the interests of the new hire with those of our shareholders. These awards are authorised by the CEO under delegated authority from the Committee; such authority is reviewed by the Committee on an annual basis and includes safeguards and other conditions that the CEO must adhere to.

In addition, we have an Employee Equity Purchase Plan (EEPP) in which our employees, including executive directors, are eligible to participate. This plan allows eligible employees to purchase shares at a discount of up to 15% of the lower of the fair market value at the beginning or last trading day of the offering period. The EEPP was originally approved by the shareholders at the 2004 AGM and allows all employees, who meet the eligibility criteria, the opportunity to purchase shares in the Company at a discount. At the 2012 AGM shareholder approved an increase of 1.5 million shares in the number of shares available to employees to purchase in accordance with the terms of the plan. It is anticipated that there will be sufficient shares in the EEPP to meet the Company’s needs for at least three years. Purchases are limited and subject to certain U.S. Internal Revenue Code (IRC) restrictions.

3(b)(iii) Pension Arrangements

Pensions for executive directors are calculated on basic salary only (no incentive or benefit elements are included). Currently there is only one Executive Director, the CEO, Mr. Martin. Mr. Martin participates in a defined contribution plan (401(k) plan) for U.S. based employees. Non-executive directors do not receive pensions.

For additional information on pension benefits for our employees, refer to Note 15 to the Consolidated Financial Statements.

3(c) Executive Directors’ Service Contracts

On 7 January 2003, we and Elan Pharmaceuticals, Inc. (EPI) entered into an agreement with Mr. Martin such that Mr. Martin was appointed president and CEO effective 3 February 2003.

Effective 7 December 2005, we and EPI entered into a new employment agreement with Mr. Martin, under which Mr. Martin continued to serve as our CEO with an initial base annual salary of $798,000. Under the 2003 agreement, Mr. Martin was eligible to participate in our annual bonus plan, performance-based stock awards and merit award plans. Under the new agreement, Mr. Martin was granted an option to purchase 750,000 Ordinary Shares with an exercise price per share of $12.03, vesting in three equal annual instalments (the 2005 Options). Mr. Martin’s employment agreement was amended on 19 December 2008 to comply with the requirements of Section 409A of the IRC.

On 2 June 2010, Elan and Mr. Martin agreed to amend his 2005 employment contract from an open-ended agreement to a fixed term agreement. Under this 2010 agreement, Mr. Martin committed to remain in his current role as CEO and director of the Company through to 1 May 2012. It was agreed that upon the completion of this fixed term Mr. Martin would then serve the board as executive adviser through to 31 January 2013. Under this amendment, Mr. Martin’s base salary was increased from $800,000 to $1,000,000 per year effective 1 June 2010, and when Mr. Martin moved to the role of executive adviser, his base salary was to be reduced to $750,000 per year, he would not be eligible for a bonus and he would resign from the board. However, as 2012 represented a significant transformational period for the Company, it was decided by the board that the Company and our shareholders would be best served by Mr. Martin continuing his leadership through this critical period and strategic inflection point. To that end, the board requested that Mr. Martin extend his tenure as the Elan

Elan Corporation, plc 2012 Annual Report	69

CEO creating continuity and providing an opportunity to achieve further clarity for Elan’s strategic and financial path forward. Mr. Martin agreed to this request and the extension.

Effective 30 April 2012, we, EPI and Mr. Martin amended and restated Mr. Martin’s employment agreement. Under the amended and restated agreement, Mr. Martin’s term as CEO was extended indefinitely while his base salary remained at $1,000,000 per year, the vesting of his equity awards that were granted in February 2012 was accelerated to October 2012, the vesting of any equity awards granted in 2013 would receive partial acceleration upon termination of Mr. Martin’s employment, and Mr. Martin was awarded an option to purchase 486,000 shares (subsequently adjusted to 501,754 shares on 20 December 2012, in connection with the separation and distribution of the Prothena Business. Refer to Note 28 for additional information on the 20 December 2012, equity adjustments), with an exercise price per share of $13.79 (subsequently adjusted to $13.36 on 20 December 2012), and an RSU grant covering 81,000 shares (subsequently adjusted to 83,626 shares on 20 December 2012). The equity awards granted in April 2012 vest over a two year period.

In general, the amended and restated agreement, continues until Mr. Martin resigns, is involuntarily terminated, is terminated for cause or dies, or is disabled. Subject to certain conditions, if Mr. Martin’s employment is involuntarily terminated (other than for cause, death or disability), Mr. Martin leaves for good reason or Mr. Martin resigns on or after 2 April 2013, we will pay Mr. Martin a lump sum equal to two (three, in the event of a change in control) times his salary and target bonus. Similarly, most options will be exercisable until the earlier of (i) two years from the date of termination or (ii) tenth anniversary of the date of grant, or in the event of a change in control, the earlier of (i) three years from the date of termination or (ii) the tenth anniversary of the date of grant of the stock option.

In the event of such an involuntary termination (other than as the result of a change in control), Mr. Martin will, for a period of two years (three years in the event of a change in control), or, if earlier, the date Mr. Martin obtains other employment, continue to participate in our health and medical plans and we shall pay Mr. Martin a lump sum of $50,000 to cover other costs and expenses. Mr. Martin will also be entitled to career transition assistance and the use of an office and the services of a full-time secretary for a reasonable period of time not to exceed two years (three years in the event of a change in control).

In addition, if it is determined that any payment or distribution to Mr. Martin would be subject to excise tax under Section 4999 of the IRC, or any interest or penalties are incurred by Mr. Martin with respect to such excise tax, then Mr. Martin shall be entitled to an additional payment in an amount such that after payment by Mr. Martin of all taxes on such additional payment, Mr. Martin retains an amount of such additional payment equal to such excise tax amount.

The agreement also obligates us to indemnify Mr. Martin if he is sued or threatened with suit as the result of serving as our officer or director. We will be obligated to pay Mr. Martin’s attorney’s fees if he has to bring an action to enforce any of his rights under the employment agreement.

Mr. Martin is eligible to participate in the retirement, medical, disability and life insurance plans applicable to senior executives in accordance with the terms of those plans. He may also receive financial planning and tax support and advice from the provider of his choice at a reasonable and customary annual cost.

3(d) Adjustment of shares options following the demerger of Prothena Corporation plc

Under the terms of our employee equity plans (2006 LTIP, 1996 LTIP and 1999 Stock Option Plan), Elan stock options and RSUs outstanding at close of business on 20 December 2012 were subject to an adjustment, on the closing of the demerger of Prothena Corporation, plc. The total number of RSUs outstanding on that day was increased by 3.24165%, and the number of options outstanding were also increased and their grant prices were reduced to reflect the change in the Company’s share price arising from the transaction.

4 Compensation of Directors and Officers 2012

For the year ended 31 December 2012, all directors and executive officers as a group that served during the year (17 persons) received total compensation of $6.4 million (2011: $7.8 million). We reimburse directors and officers for their actual business-related expenses. For the year ended 31 December 2012, an aggregate of $0.4 million (2011: $0.5 million) was accrued to provide pension, retirement and other similar benefits for directors and officers. We also maintain certain health and medical benefit plans for our employees in which our executive director and officers participate.

70	Elan Corporation, plc 2012 Annual Report

Report of the Leadership Development and Compensation Committee

4(a) Directors and Remuneration

	2012 Salary/Fees $	2012 Bonus $	2012 Pension $	2012 Benefit in Kind $	2012 Total $	2011 Total $
Executive Directors:
G. Kelly Martin	1,000,000	1,250,000	7,500	45,289	2,302,789	2,885,110
Total	1,000,000	1,250,000	7,500	45,289	2,302,789	2,885,110
Non-Executive Directors:
Robert A. Ingram	150,000	—	—	—	150,000	240,793
Lars Ekman(1)(4)	70,109	—	—	—	70,109	78,503
Hans Peter Hasler(2)	50,625	—	—	—	50,625	19,626
Gary Kennedy	92,500	—	—	—	92,500	92,500
Patrick Kennedy	75,000	—	—	—	75,000	75,000
Giles Kerr	82,500	—	—	—	82,500	82,500
Kieran McGowan(1)	95,000	—	—	—	95,000	95,000
Kyran McLaughlin(1)	67,500	—	—	—	67,500	84,292
Donal O’Connor	82,500	—	—	—	82,500	82,500
Richard Pilnik	55,000	—	—	—	55,000	60,604
Dennis J. Selkoe(3)	141,000	—	—	—	141,000	130,000
Andrew von Eschenbach(1)	67,500	—	—	—	67,500	19,626
Total	2,029,234	1,250,000	7,500	45,289	3,332,023	3,946,054

(1)	In 2012, all or some portion of director’s fee was received in the form of RSUs which vest on the earlier of 10 years or 90 days after retirement from the board.

(2)	Retired as director on 1 October 2012.

(3)	Includes fees of $61,000 in 2012 (2011:$50,000) under a consultancy agreement. See Item 7B. “Related Party Transactions” for additional information.

(4)	Retired as director on 7 December 2012.

In addition to the above, directors receive share-based awards, which are outlined in detail on pages 73 to 75 of this Annual Report. For the year ended 31 December 2012, we incurred total share-based compensation expense of $8.5 million (2011: $6.2 million) in relation to directors.

4(b) Payments to Former Directors

Dr. Ekman

Effective 31 December 2007, Dr. Lars Ekman resigned from his operational role as president of R&D and continued to serve as a member of the board of directors of Elan in a non-executive capacity. Dr. Ekman retired from the board on 7 December 2012 in contemplation of his appointment as chairman of Prothena Corporation plc.

As part of Dr. Ekman’s retirement from executive duties, we agreed to make payments if we achieve certain milestones in respect of our Alzheimer’s disease programme. To date none of the required milestones have been triggered and no payments have been made.

Dr. Bloom

On 17 July 2009, EPI entered into a consultancy agreement with Dr. Bloom under which Dr. Bloom agreed to provide consultant services to Elan with respect to the treatment and/or prevention of neurodegenerative diseases and to act as an advisor to the science and technology committee (the “2009 Agreement”). Effective 17 July 2011, the 2009 Agreement was extended for a further year (“the Amended Agreement”) and under which we would pay Dr. Bloom a fee of $12,500 per quarter. Effective 17 July 2012, Dr. Bloom’s Amended Agreement was renewed for a further 12 month period. As with its predecessor, this agreement can be terminated by either party upon 30 days written notice. Under the consultancy agreements, Dr. Bloom received $50,000 in 2012 (2011: $44,674).

Elan Corporation, plc 2012 Annual Report	71

Mr. Hasler

Effective 1 October 2012, Elan Pharmaceuticals GmbH entered into an employment agreement with Mr. Hasler under which Mr. Hasler was appointed our chief operating officer with an initial base annual salary of 600,000 CHF. Mr. Hasler is eligible to participate in our annual bonus plan. Mr. Hasler was awarded an option to purchase 375,000 shares vesting in three annual instalments. Mr. Hasler resigned from the board in October 2012 in connection with his appointment as chief operating officer.

4(c) Directors’ and Secretary’s Interests

At 31 December 2012 & 2011, the beneficial interests of those persons who were directors and the secretary of Elan Corporation, plc, including their spouses and children under 18 years of age, were as follows:

	Ordinary Shares; Par Value €0.05 Cents Each
Directors	2012(1)	2011(1)
Robert A. Ingram	—	—
Gary Kennedy	7,650	7,650
Patrick Kennedy	10,500	10,500
Giles Kerr	—	—
G. Kelly Martin	338,452	147,476
Kieran McGowan	6,200	6,200
Kyran McLaughlin	190,000	190,000
Donal O’Connor	18,900	18,900
Richard Pilnik	3,700	—
Dennis J. Selkoe	180,675	180,675
Andrew von Eschenbach	2,000	—
Secretary
William F. Daniel	53,037	46,274

(1)	No director or executive officer beneficially owned 1% or more of our outstanding shares of the Company as of 31 December 2012, or as of 31 December 2011.

72	Elan Corporation, plc 2012 Annual Report

Report of the Leadership Development and Compensation Committee

The table below details the Options and Restricted Stock Units outstanding at 31 December 2011 and at 31 December 2012

	Date of Grant	At 31 December 2011(2)	Exercise Price $(1)	Granted 2012	Exercised or Vested/ Cancelled 2012(1)	Market Price at Exercise/ Vest Date	At 31 December 2012(1)(2)	Earliest Vest Date	Option Expiry/ RSU Latest Vest Date
Robert A. Ingram	9 February 2011	29,412	RSU	—	—	—	30,365		9 February 2021	(3)
	9 February 2011	29,412	RSU	—	—	—	30,365		9 February 2021	(3)
	9 February 2012	—	RSU	30,372	—	—	31,357		9 February 2022	(3)
	20 December 2012	—	RSU	2,891	—	—	—
		58,824		33,263	—		92,087
Gary Kennedy	26 May 2005	15,000	$7.80	—	—	—	15,486	26 May 2007	25 May 2015
	1 February 2006	10,000	$15.40	—	—	—	10,324	1 February 2008	31 January 2016
	21 February 2007	10,000	$13.51	—	—	—	10,324	21 February 2009	20 February 2017
	14 February 2008	10,000	RSU	—	—	—	10,324		14 February 2018	(3)
	11 February 2009	7,500	RSU	—	—	—	7,743		11 February 2019	(3)
	26 May 2010	23,855	RSU	—	—	—	24,628		26 May 2020	(3)
	9 February 2011	18,382	RSU	—	—	—	18,978		9 February 2021	(3)
	9 February 2012	—	RSU	15,186	—	—	15,678		9 February 2022	(3)
	20 December 2012	—	Various	3,562	—	—	—
		94,737		18,748	—		113,485
Patrick Kennedy	22 May 2008	20,000	$24.30	—	—	—	20,648	22 May 2009	21 May 2018
	11 February 2009	7,500	RSU	—	—	—	7,743		11 February 2019	(3)
	26 May 2010	23,855	RSU	—	—	—	24,628		26 May 2020	(3)
	9 February 2011	18,382	RSU	—	—	—	18,978		9 February 2021	(3)
	9 February 2012		RSU	15,186	—	—	15,678		9 February 2022	(3)
	20 December 2012	—	Various	2,752	—	—	—
		69,737		17,938	—		87,675
Giles Kerr	13 September 2007	20,000	$18.90	—	—	—	20,648	13 September 2008	12 September 2017
	14 February 2008	10,000	RSU	—	—	—	10,324		14 February 2018	(3)
	11 February 2009	7,500	RSU	—	—	—	7,743		11 February 2019	(3)
	26 May 2010	23,855	RSU	—	—	—	24,628		26 May 2020	(3)
	9 February 2011	18,382	RSU	—	—	—	18,978		9 February 2021	(3)
	9 February 2012		RSU	15,186	—	—	15,678		9 February 2022	(3)
	20 December 2012	—	Various	3,076	—	—	—
		79,737		18,262	—		97,999
G. Kelly Martin	6 February 2003	944,000	$3.85	—	100,000	13.45	—
				—	400,000	11.72	—
				—	444,000	10.46	—	31 December 2003	5 February 2013
	13 November 2003	1,000,000	$5.11	—	—	—	1,032,416	31 December 2003	12 November 2013
	10 March 2004	60,000	$15.76	—	—	—	61,945	1 January 2005	9 March 2014
	10 March 2005	280,000	$7.24	—	—	—	289,077	1 January 2006	9 March 2015
	7 December 2005	750,000	$11.65	—	—	—	774,312	31 December 2006	6 December 2015
	21 February 2007	494,855	$13.51	—	—	—	510,896	21 February 2008	20 February 2017
	14 February 2008	329,590	$24.22	—	—	—	340,274	14 February 2009	13 February 2018
	18 September 2009	150,000	$6.95	—	—	—	154,862	March 18, 2012	17 September 2019
	11 February 2010	673,797	$6.83	—	—	—	695,639	11 February 2011	10 February 2020
	11 February 2010	82,742	RSU	—	41,371	13.26	42,712	11 February 2011	11 February 2013
	9 February 2011	932,134	$6.59	—	—	—	962,351	9 February 2012	8 February 2021
	9 February 2011	136,029	RSU	—	45,343	13.17	93,626	9 February 2012	9 February 2014
	9 February 2012	—	RSU	37,500	37,500	10.89	—	1 October 2012	1 October 2012
	9 February 2012	—	$12.76	225,000	—	—	232,294	1 October 2012	8 February 2022
	30 April 2012	—	$13.36	486,000	—	—	501,754	1 February 2013	29 April 2022
	30 April 2012	—	RSU	81,000	—	—	83,626	1 February 2013	1 July 2014
	20 December 2012	—	Various	181,351	—	—	—
		5,833,147		1,010,851	1,068,214		5,775,784

Elan Corporation, plc 2012 Annual Report	73

	Date of Grant	At 31 December 2011(2)	Exercise Price $(1)	Granted 2012	Exercised or Vested/ Cancelled 2012(1)	Market Price at Exercise/ Vest Date	At 31 December 2012(1) (2)	Earliest Vest Date	Option Expiry/ RSU Latest Vest Date
Kieran McGowan	10 March 2004	40,000	$15.76	—	—	—	41,297	10 March 2005	9 March 2014
	10 March 2005	7,500	$7.24	—	—	—	7,743	1 January 2006	9 March 2015
	1 February 2006	10,000	$15.40	—	—	—	10,324	1 February 2008	31 January 2016
	21 February 2007	10,000	$13.51	—	—	—	10,324	21 February 2009	20 February 2017
	14 February 2008	10,000	RSU	—	—	—	10,324		14 February 2018	(3)
	11 February 2009	7,500	RSU	—	—	—	7,743		11 February 2019	(3)
	26 May 2010	23,855	RSU	—	—	—	24,628		26 May 2020	(3)
	9 February 2011	18,382	RSU	—	—	—	18,978		9 February 2021	(3)
	21 April 2011	2,980	RSU	—	—	—	3,077		21 April 2021	(4)
	28 July 2011	2,093	RSU	—	—	—	2,161		28 July 2021	(4)
	28 October 2011	1,956	RSU	—	—	—	2,019		28 October 2021	(4)
	9 February 2012	—	RSU	15,186	—	—	15,678		9 February 2022	(3)
	9 February 2012	—	RSU	1,803	—	—	1,861		9 February 2022	(4)
	27 April 2012	—	RSU	1,709	—	—	1,764		27 April 2022	(4)
	26 July 2012	—	RSU	1,984	—	—	2,048		26 July 2022	(4)
	25 October 2012	—	RSU	2,181	—	—	2,252		25 October 2022	(4)
	20 December 2012	—	Various	5,092	—	—	—
		134,266		27,955	—		162,221
Kyran McLaughlin	10 March 2004	40,000	$15.76	—	—	—	41,297	10 March 2005	9 March 2014
	10 March 2005	7,500	$7.24	—	—	—	7,743	1 January 2006	9 March 2015
	1 February 2006	10,000	$15.40	—	—	—	10,324	1 February 2008	31 January 2016
	21 February 2007	10,000	$13.51	—	—	—	10,324	21 February 2009	20 February 2017
	14 February 2008	10,000	RSU	—	—	—	10,324		14 February 2018	(3)
	11 February 2009	11,250	RSU	—	—	—	11,615		11 February 2019	(3)
	26 May 2010	28,626	RSU	—	—	—	29,554		26 May 2020	(3)
	9 February 2011	18,382	RSU	—	—	—	18,978		9 February 2021	(3)
	21 April 2011	4,224	RSU	—	—	—	4,361		21 April 2021	(4)
	28 July 2011	1,487	RSU	—	—	—	1,535		28 July 2021	(4)
	28 October 2011	1,390	RSU	—	—	—	1,435		28 October 2021	(4)
	9 February 2012	—	RSU	15,186	—	—	15,678		9 February 2022	(3)
	9 February 2012	—	RSU	1,281	—	—	1,323		9 February 2022	(4)
	27 April 2012	—	RSU	1,214	—	—	1,253		27 April 2022	(4)
	26 July 2012	—	RSU	1,410	—	—	1,456		26 July 2022	(4)
	25 October 2012	—	RSU	1,550	—	—	1,600		25 October 2022	(4)
	20 December 2012	—	Various	5,300	—	—	—
		142,859		25,941	—		168,800
Donal O’Connor	22 May 2008	20,000	24.30	—	—	—	20,648	22 May 2009	21 May 2018
	11 February 2009	7,500	RSU	—	—	—	7,743		11 February 2019	(3)
	26 May 2010	23,855	RSU	—	—	—	24,628		26 May 2020	(3)
	9 February 2011	18,382	RSU	—	—	—	18,978		9 February 2021	(3)
	9 February 2012	—	RSU	15,186	—	—	15,678		9 February 2022	(3)
	20 December 2012	—	Various	2,752	—	—	—
		69,737		17,938	—		87,675
Richard Pilnik	26 May 2010	23,855	RSU	—	—	—	24,628		26 May 2020	(3)
	9 February 2011	18,382	RSU	—	—	—	18,978		9 February 2021	(3)
	9 February 2012	—	RSU	15,186	—	—	15,678		9 February 2022	(3)
	20 December 2012	—	Various	1,861	—	—	—
		42,237		17,047	—		59,284
Dennis J. Selkoe	26 May 2010	23,855	RSU	—	—	—	24,628		26 May 2020	(3)
	9 February 2011	18,382	RSU	—	—	—	18,978		9 February 2021	(3)
	9 February 2012		RSU	15,186	—	—	15,678		9 February 2022	(3)
	20 December 2012	—	Various	1,861	—	—	—
		42,237		17,047	—		59,284

74	Elan Corporation, plc 2012 Annual Report

Report of the Leadership Development and Compensation Committee

	Date of Grant	At 31 December 2011(2)	Exercise Price $(1)	Granted 2012	Exercised or Vested/ Cancelled 2012(1)	Market Price at Exercise/ Vest Date	At 31 December 2012(1) (2)	Earliest Vest Date	Option Expiry/ RSU Latest Vest Date
Andrew Von Eschenbach	9 February 2012	—	RSU	15,186	—	—	15,678		9 February 2022	(3)
	27 April 2012	—	RSU	607	—	—	627		27 April 2022	(4)
	26 July 2012	—	RSU	705	—	—	728		26 July 2022	(4)
	25 October 2012	—	RSU	775	—	—	800		25 October 2022	(4)
	20 December 2012	—	Various	560	—	—	—
		—		17,833	—		17,833
Secretary
William F. Daniel	March 1, 2002	30,000	$14.07	—	30,000	—	—	1 January 2003	29 February 2012
	1 May 2003	6,000	$3.72	—	—	—	6,194	1 January 2004	30 April 2013
	10 March 2004	30,000	$15.76	—	—	—	30,972	1 January 2005	9 March 2014
	10 March 2005	50,000	$7.24	—	—	—	51,621	1 January 2006	9 March 2015
	1 February 2006	47,925	$15.40	—	—	—	49,479	1 January 2007	31 January 2016
	21 February 2007	69,372	$13.51	—	—	—	71,621	21 February 2008	20 February 2017
	14 February 2008	17,758	$24.22	—	—	—	18,334	14 February 2009	13 February 2018
	14 February 2008	2,499	RSU	—	2,499	13.08	—	14 February 2009	14 February 2012
	11 February 2009	77,643	$7.51	—	—	—	80,160	11 August 2011	10 February 2019
	11 February 2010	51,337	$6.83	—	—	—	53,001	11 February 2011	10 February 2020
	11 February 2010	18,912	RSU	—	9,456	13.00	9,763	11 February 2011	11 February 2013
	9 February 2011	103,458	$6.58	—	—	—	106,812	9 February 2012	8 February 2021
	9 February 2011	45,294	RSU	—	15,098	13.09	31,175	9 February 2012	9 February 2014
	9 February 2012	—	RSU	37,965	—	—	39,196	9 February 2013	9 February 2015
	9 February 2012	—	$12.76	30,042	—	—	31,016	9 February 2013	8 February 2022
	9 February 2012	—	$12.76	75,104	—	—	77,539	9 February 2013	8 February 2022
	20 December 2012	—	Various	20,627	—	—	—
		550,198		163,738	57,053		656,883

(1)	Elan stock options and RSUs outstanding amounts at close of business on 20 December 2012 were subject to an adjustment in connection with the separation and distribution of the Prothena Business. In line with the terms of our employee equity plans (2006 LTIP, 1996 LTIP and 1999 Stock Option Plan) the total number of RSUs outstanding on that day was increased by 3.24165%, the number of options outstanding was also increased and the corresponding exercise prices decreased to reflect the changes in the Company’s share price across the transaction date. Refer to Note 28 for additional information on the adjustments made in connection with the demerger of the Prothena Business.

(2)	The amounts shown represent the number of Ordinary Shares callable by options or Ordinary Shares issuable upon the vesting of RSUs.

(3)	Will vest, after 90 days if after having served for a minimum of three years the non-executive director retires or is removed from the board of directors for any reason other than cause, or on the tenth anniversary of the grant date.

(4)	Will vest, after 90 days if the non-executive director concerned retires or is removed from the board of directors for any reason other than cause, or on the tenth anniversary of the grant date.

During the year ended 31 December 2012, the closing market price ranged from $15.02 to $9.76 per ADS. The closing market price at 14 March 2013, on the NYSE, of our ADSs was $11.78.

Elan Corporation, plc 2012 Annual Report	75

The following changes in directors’ and secretary’s interests occurred between 31 December 2012 and 14 March 2013:

	Grant Date	Exercise Price for Options	No. of Options	No. of RSUs
Directors
Robert A. lngram	7 February 2013	—	—	40,650
Gary Kennedy	7 February 2013	—	—	20,325
Patrick Kennedy	7 February 2013	—	—	20,325
Giles Kerr	7 February 2013	—	—	20,325
G. Kelly Martin	7 February 2013	$9.84	1,000,000	125,000
Kieran McGowan	7 February 2013	—	—	22,738	(1)
Kyran McLaughlin	7 February 2013	—	—	22,039	(2)
Donal O’Connor	7 February 2013	—	—	20,325
Richard Pilnik	7 February 2013	—	—	20,325
Dennis J. Selkoe	7 February 2013	—	—	20,325
Andrew von Eschenbach	7 February 2013	—	—	21,182	(3)
Secretary
William F. Daniel	7 February 2013	$9.84	130,222	45,656

(1)	Includes 2,413 RSUS granted in fulfilment of director’s fee for September to December 2012.

(2)	Includes 1,714 RSUS granted in fulfilment of director’s fee for September to December 2012

(3)	Includes 857 RSUS granted in fulfilment of director’s fee for September to December 2012.

	Date	RSUs Vested	Options Exercised	ADRs Sold
Directors
G. Kelly Martin	7 February 2013	16,725	—	—
	11 February 2013	16,725	—	—
	12 February 2013	—	—	8,441
	13 February 2013	—	—	32,545
Secretary
William F. Daniel	11 February 2013	38,416	—	—
	13 February 2013	—	—	29,479
	5 March 2013	—	6,194	1,961

5 Activities Undertaken During the Year

During the year, the Committee reviewed the non-executive directors’ remuneration policy, the CEO and executive management compensation plans and the appropriateness of the 2012 Elan performance goals and objectives for all staff. The Committee reviewed and approved the 2012 Long Term Incentive Plan and the Prothena Corporation plc, Compensation Plans. In addition, the Committee continued to monitor general compensation trends and CEO compensation in particular.

The Committee also reviewed and commented on the arrangements for succession planning, retention arrangements, severance packages and general talent management at Elan during the period. The committee was further involved in responding to the developments in the talent pool following the Prothena demerger and played an oversight role in the equity adjustment in December 2012. The committee also engaged in a review of its charter and adopting several amendments during 2012.

On behalf of the LDCC

Patrick Kennedy

Chairman of the LDCC and

Non-Executive Director

21 March 2013

76	Elan Corporation, plc 2012 Annual Report

Report of the Nominating and Governance Committee

Report of the Nominating and Governance Committee

The NGC held four scheduled meetings in 2012. Details of meeting attendance by NGC members are included in the table on page 61. In addition there was one meeting held to deal with specific matters.

Committee Membership

Name	Status During 2012
Kieran McGowan (Chairman)	Member for the whole period
Robert Ingram	Member for the whole period
Kyran McLaughlin	Member for the whole period
Giles Kerr	Member for the whole period
Dennis Selkoe	Member for the whole period

Role and Focus

The Committee reviews, on an ongoing basis, the membership of the board of directors and of the board committees and the performance of the directors. It recommends new appointments to fill any vacancy that is anticipated or arises on the board of directors. In carrying out this function the Committee looks to the business experience of the candidate, particularly in relation to our established areas and those we are likely to venture into. The committee in evaluating potential candidate’s skills, knowledge and expertise also considers other factors such as, diversity, including nationality and gender, as well the need for an appropriately sized board and appropriately composed committees. The NGC reviews and recommends changes in the functions of the various committees of the board. The guidelines and the charter of the committee set out the manner in which the performance evaluation of the board, its committees and the directors is to be performed and by whom.

Activities Undertaken During the Year

On 3 June 2010, we communicated that, as part of our prudent executive succession management process, Mr. Martin and the board of directors had agreed that by 1 May 2012, Mr. Martin would have successfully completed his commitment and overall duty as CEO to the Company. During 2011 and 2012, the board held several in-depth discussions with a number of exceptionally high calibre candidates regarding the Elan CEO role.

However, as 2012 represented a significant transformational period for the Company, it was decided by the board that the Company and our shareholders would be best served by Mr. Martin continuing his leadership through this critical period and strategic inflection point. To that end, the board requested that Mr. Martin extend his tenure as the Elan’s CEO, on an open ended basis, creating continuity and an opportunity to achieve further clarity for Elan’s strategic and financial path forward. Mr. Martin agreed to this request.

Over the past number of years, the Committee and the board have continued to engage in the process of board refreshment and renewal with just over half of current directors being appointed during the previous six years. This process has continued, overseen by the Committee, in 2012. As outlined above, in considering director appointments, the Committee evaluates, among other things, the balance of skills, experience, independence and knowledge of the Company on the board and compares this to the needs of the Company. This analysis allows the Committee to determine the role and capabilities required for a particular appointment. In assembling candidate lists, the Committee uses external search firms as well as considering candidates recommended by board members and/or shareholders.

During the year, the Committee reviewed the membership of the board’s committees but did not recommend any changes. The Committee also undertook a review of board and CEO performance, making recommendations and reporting its findings to the board and senior management.

On behalf of the NGC,

Kieran McGowan

Chairman of the NGC and

Non-Executive Director

21 March 2013

Elan Corporation, plc 2012 Annual Report	77

Statement of Directors’ Responsibilities in Respect of the Annual Report and the Financial Statements

The directors are responsible for preparing the Annual Report and the Group and Parent Company Financial Statements, in accordance with applicable law and regulations.

Company law requires the directors to prepare Group and Parent Company Financial Statements for each financial year. Under that law, the directors are required to prepare the Group Financial Statements in accordance with IFRS as adopted by the European Union and have elected to prepare the Parent Company Financial Statements in accordance with IFRS as adopted by the European Union and as applied in accordance with the Companies Acts, 1963 to 2012.

The Group and Parent Company Financial Statements are required by law and IFRS as adopted by the European Union to present fairly the financial position and performance of the Group and the Parent Company. The Companies Acts, 1963 to 2012 provide, in relation to such financial statements, that references in the relevant part of these Acts to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the Group and Parent Company Financial Statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state that the financial statements comply with IFRS as adopted by the European Union as applied in accordance with the Companies Acts, 1963 to 2012; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the Parent Company will continue in business.

Under applicable law and the requirements of the Listing Rules issued by the Irish Stock Exchange, the directors are also responsible for preparing a Directors’ Report and reports relating to directors’ remuneration and corporate governance that comply with that law and those rules. In particular, in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 (the Transparency Regulations), the directors are required to include in their report a fair review of the business and a description of the principal risks and uncertainties facing the Group and the Parent Company and a responsibility statement relating to these and other matters, included below.

The directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the Group and Parent Company and enable them to ensure that its financial statements comply with the Companies Acts, 1963 to 2012, and, as regards to the Group Financial Statements, Article 4 of IAS Regulation. They are also responsible for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Legislation in the Republic of Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Responsibility Statement, in accordance with the Transparency Regulations

Each of the directors, whose names and functions are listed on pages 47 to 50 of this Annual Report, confirm that, to the best of each person’s knowledge and belief:

•

the Group and Parent Company Financial Statements, prepared in accordance with IFRS as adopted by the European Union and as applied in accordance with the Companies Acts, 1963 to 2012, give a true and fair view of the assets, liabilities and financial position of the Group and Parent Company at 31 December 2012 and the losses of the Group and Parent Company for the year then ended; and

•

the Directors’ Report contained in the Annual Report includes a fair review of the development and performance of the business and the position of the Group and Parent Company, together with a description of the principal risks and uncertainties that they face.

On behalf of the board,

Robert A. Ingram,	G. Kelly Martin,
Chairman	Chief Executive Officer
21 March 2013

78	Elan Corporation, plc 2012 Annual Report

Independent Auditor’s Report

Independent Auditor’s Report

To the Members of Elan Corporation, plc

We have audited the Group and Parent Company Financial Statements of Elan Corporation, plc for the year ended 31 December 2012, which comprise the Consolidated and Parent Company Income Statements, the Consolidated and Parent Company Statements of Comprehensive Income, the Consolidated and Parent Company Balance Sheets, the Consolidated and Parent Company Cash Flow Statements, the Consolidated and Parent Company Statements of Changes in Shareholders’ Equity and the related notes (the financial statements). The financial reporting framework that has been applied in their preparation is Irish law and International Financial Reporting Standards (IFRS) as adopted by the European Union.

This report is made solely to the Company’s members, as a body, in accordance with Section 193 of the Companies Act, 1990. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditor

As explained more fully in the Statement of Directors’ Responsibilities on page 78, the directors are responsible for the preparation of the financial statements giving a true and fair view. Our responsibility is to audit and express an opinion on the financial statements in accordance with Irish law and International Standards on Auditing (United Kingdom and Ireland). Those standards require us to comply with the Ethical Standards for Auditors issued by the Auditing Practices Board.

Scope of the Audit of the Financial Statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the company circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the annual report to identify material inconsistencies with the audited financial statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on financial statements

In our opinion:

•

the Group Financial Statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the Group’s affairs as at 31 December 2012 and of its loss for the year then ended;

•

the Parent Company Financial Statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the Company’s affairs as at 31 December 2012 and of its loss for the year then ended; and

•	the financial statements have been properly prepared in accordance with the Companies Acts, 1963 to 2012 and, as regards the Group Financial Statements, Article 4 of the IAS Regulation.

Matters on which we are required to report by the Companies Acts, 1963 to 2012

We have obtained all the information and explanations which we consider necessary for the purposes of our audit.

The Parent Company Financial Statements are in agreement with the books of account and, in our opinion, proper books of account have been kept by the Company.

Elan Corporation, plc 2012 Annual Report	79

In our opinion the information given in the Directors’ Report is consistent with the financial statements and the description in the Corporate Governance Statement of the main features of the internal control and risk management systems in relation to the process for preparing the Group Financial Statements is consistent with the Group Financial Statements.

The net assets of the Company, as stated in the Parent Company Balance Sheet on page 87, are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 2012 a financial situation which under Section 40 (1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the Company.

Matters on which we are required to report by exception

We have nothing to report in respect of the following:

Under the Companies Acts, 1963 to 2012, we are required to report to you if, in our opinion the disclosures of directors’ remuneration and transactions specified by law are not made.

Under the Listing Rules of the Irish Stock Exchange (ISE) we are required to review:

•	the directors’ statement, set out on page 62, in relation to going concern;

•	the part of the Corporate Governance Statement relating to the Company’s compliance with the nine provisions of the UK Corporate Governance Code specified for our review; and

•	the six specified elements of disclosures in the report to shareholders by the Board on directors’ remuneration.

At the request of the Board of Directors, we review the part of the Corporate Governance Statement relating to the Company’s compliance with the two provisions of the ISE’s Corporate Governance Annex (the Annex), specified for review by the auditor had the Company been required by the Listing Rules to apply the Annex.

Sean O’Keefe

for and behalf of

KPMG

Chartered Accountants, Statutory Audit Firm

Dublin, Ireland

21 March 2013

80	Elan Corporation, plc 2012 Annual Report

Financial Statements

Financial Statements

Consolidated Income Statement

For the Year Ended 31 December 2012

	Notes	2012 $m	2011 $m
Continuing operations
Product revenue	5	0.2	4.0
Cost of sales	7	0.2	0.6
Gross profit		—	3.4
Selling, general and administrative expenses	7	171.6	114.9
Research and development expenses	7	195.3	123.5
Operating loss		(366.9)	(235.0)
Interest expense	8	55.9	108.5
Interest income	8	(0.6)	(0.9)
Investment losses/(gains)	8	1.2	(2.6)
Net loss on investments in associates	9	235.2	67.7
Net charge on debt retirement	8	76.1	47.0
Distribution in specie—fair value loss	8	0.7	—
Net interest and investment gains and losses		368.5	219.7
Loss before tax	10	(735.4)	(454.7)
Income tax (benefit)/expense	11	(371.5)	13.2
Net loss from continuing operations		(363.9)	(467.9)
Discontinued operations
Net income from discontinued operations (net of tax)	12	248.6	997.7
Net (loss)/income for the year		(115.3)	529.8
Basic and diluted earnings/(loss) per Ordinary Share
From continuing operations	13	$(0.61)	$(0.80)
From discontinued operations	13	$0.42	$1.70
Total attributable to the ordinary equity holders of the Parent Company	13	$(0.19)	$0.90
Basic and diluted weighted-average shares outstanding (in millions)—continuing, discontinued and total operations	13	592.4	587.6

The net (loss)/income for 2012 and 2011 are wholly attributable to the owners of the Parent Company. The accompanying notes are an integral part of these financial statements.

Robert A. Ingram, chairman	G. Kelly Martin, chief executive officer

Elan Corporation, plc 2012 Annual Report	81

Consolidated Statement of Comprehensive Income

For the Year Ended 31 December 2012

	Note	2012 $m	2011 $m
Net (loss)/income for the year		(115.3)	529.8
Other comprehensive income/(loss):
Foreign currency translation—reclassification on disposal of EDT		—	11.1
Available-for-sale investments	18	10.6	(2.4)
Other comprehensive income for the year		10.6	8.7
Total comprehensive (loss)/income for the year		(104.7)	538.5

The total comprehensive income and losses for continuing and discontinued operations for 2012 and 2011 are wholly attributable to the owners of the Parent Company.

Total comprehensive (loss)/income for 2012 and 2011 arise from:

	2012 $m	2011 $m
Continuing operations	(362.7)	(470.3)
Discontinued operations	258.0	1,008.8
Total comprehensive (loss)/income for the year	(104.7)	538.5

The accompanying notes are an integral part of these financial statements.

Robert A. Ingram, chairman	G. Kelly Martin, chief executive officer

82	Elan Corporation, plc 2012 Annual Report

Financial Statements

Consolidated Balance Sheet

At 31 December 2012

	Notes	2012 $m	2011 $m
Non-Current Assets
Goodwill and other intangible assets	16	38.0	141.0
Property, plant and equipment	17	12.7	83.2
Investments in associates	9	14.0	681.7
Available-for-sale investments	18	7.8	8.4
Deferred tax asset	11	486.5	279.8
Restricted cash and cash equivalents	22	13.7	13.7
Other non-current assets	19	32.1	40.4
Total Non-Current Assets		604.8	1,248.2
Current Assets
Inventory	20	—	23.8
Accounts receivable	21	193.5	167.7
Other current assets	19	13.2	25.7
Income tax prepayment	11	3.3	3.2
Available-for-sale investments	18	167.9	0.3
Restricted cash and cash equivalents	22	2.6	2.6
Cash and cash equivalents		431.3	271.7
Assets held for sale	23	122.0	—
Total Current Assets		933.8	495.0
Total Assets		1,538.6	1,743.2
Non-Current Liabilities
Long-term debt	24	588.2	603.9
Other liabilities	25	7.7	33.8
Provisions	26	9.4	8.5
Income tax payable	11	4.0	5.5
Total Non-Current Liabilities		609.3	651.7
Current Liabilities
Accounts payable		45.6	46.4
Accrued and other liabilities	25	257.7	213.7
Provisions	26	57.4	16.2
Total Current Liabilities		360.7	276.3
Total Liabilities		970.0	928.0
Shareholders’ Equity
Share capital	27	36.5	36.2
Share premium		913.9	7,093.3
Share-based compensation reserve		141.1	250.7
Foreign currency translation reserve		(0.1)	(0.1)
Available-for-sale investment reserve		9.1	(1.5)
Retained loss	29	(531.9)	(6,563.4)
Total Shareholders’ Equity		568.6	815.2
Total Shareholders’ Equity and Liabilities		1,538.6	1,743.2

The accompanying notes are an integral part of these financial statements.

Robert A. Ingram, chairman	G. Kelly Martin, chief executive officer

Elan Corporation, plc 2012 Annual Report	83

Consolidated Statement of Cash Flows

For the Year Ended 31 December 2012

	2012 $m	2011 $m
Net (loss)/income	(115.3)	529.8
Adjustments to reconcile net (loss)/income to net cash provided by/(used in) operating activities:
Depreciation and amortisation	26.6	38.3
Net loss/(gain) on divestment of business	17.1	(645.6)
EDT divestment transaction costs	—	(34.1)
Gain on sale of investments	—	(2.6)
Impairment of property, plant and equipment	64.3	10.0
Impairment of intangible assets	1.8	0.3
Share-based compensation expense	45.9	35.3
Net loss on investments in associates	250.7	75.9
Gain on disposal of investments in associates	(10.1)	—
Debt interest expense	55.0	106.5
Interest income	(0.6)	(0.9)
Income tax expense	(310.8)	71.1
Net charge on debt retirement	76.1	47.0
Other	(2.1)	(2.2)
	98.6	228.8
(Increase)/decrease in accounts receivable	(25.8)	23.9
Decrease/(increase) in prepayments and other assets	7.2	(12.2)
(Increase)/decrease in inventory	(1.1)	15.2
Increase in accounts payable and accrued and other liabilities	41.6	19.0
Decrease in other liabilities relating to Zonegran settlement	—	(206.3)
Decrease in working capital from divestment of EDT business	—	(70.9)
Cash provided by/(used in) operations	120.5	(2.5)
Interest received	0.6	0.9
Interest paid	(54.0)	(108.1)
Income taxes paid	(0.8)	(1.5)
Net cash provided by/(used in) operating activities	66.3	(111.2)
Investing activities:
Proceeds from sale of investment in associate	380.9	—
Funding of investment in associate in Janssen AI	(76.9)	—
Purchase of intangible and other assets	(12.8)	(11.5)
Purchase of property, plant and equipment	(10.3)	(27.3)
Purchase of non-current available-for-sale investments	(0.7)	(0.6)
Receipt of deferred consideration	12.0	—
Proceeds from business disposal	—	500.0
Decrease in restricted cash	—	206.8
Proceeds from disposal of available-for-sale investments	—	2.8
Proceeds from disposal of property, plant and equipment	—	1.3
Purchase of investment in associate	—	(20.0)
Net cash provided by investing activities	292.2	651.5
Financing activities:
Cash distribution to Prothena Corporation, plc	(125.0)	—
Proceeds from share based compensation share issuances	20.8	6.3
Repayment of loans	(682.5)	(697.3)
Net proceeds from debt issuances	587.9	—
Net cash used in financing activities	(198.8)	(691.0)
Effect of foreign exchange rate changes	(0.1)	(0.1)
Net decrease in cash and cash equivalents	159.6	(150.8)
Cash and cash equivalents at the beginning of the year	271.7	422.5
Cash and cash equivalents at the end of the year	431.3	271.7

The accompanying notes are an integral part of these financial statements.

84	Elan Corporation, plc 2012 Annual Report

Financial Statements

Consolidated Statement of Changes in Shareholders’ Equity

For the Year Ended 31 December 2012

	Number of Shares m	Share Capital $m	Share Premium $m	Share-Based Compensation Reserve $m	Foreign Currency Translation Reserve $m	Available- for-sale Investment Reserve $m	Retained Loss $m	Total Amount $m
Balances at 1 January 2011	585.2	35.9	7,087.3	235.0	(11.2)	0.9	(7,133.9)	214.0
Comprehensive income/(loss):
Net income	—	—	—	—	—	—	529.8	529.8
Other comprehensive income/(loss):
Foreign currency translation—reclassification on disposal of EDT	—	—	—	—	11.1	—	—	11.1
Available-for-sale investments	—	—	—	—	—	(2.4)	—	(2.4)
Total other comprehensive income								8.7
Total comprehensive income								538.5
Transactions with owners of the Company, recognised directly in equity:
Issue of share capital, net of issue costs	4.1	0.3	6.0	—	—	—	—	6.3
Share-based compensation cost	—	—	—	35.0	—	—	—	35.0
Share-based compensation—deferred tax	—	—	—	21.4	—	—	—	21.4
Transfer of exercised and expired share-based awards	—	—	—	(40.7)	—	—	40.7	—
Balances at 31 December 2011	589.3	36.2	7,093.3	250.7	(0.1)	(1.5)	(6,563.4)	815.2
Comprehensive income/(loss):
Net loss	—	—	—	—	—	—	(115.3)	(115.3)
Other comprehensive income:
Available-for-sale investments	—	—	—	—	—	10.6	—	10.6
Total other comprehensive income								10.6
Total comprehensive loss								(104.7)
Transactions with owners of the Company, recognised directly in equity:
Distribution in specie	—	—	—	—	—	—	(104.4)	(104.4)
Reduction of share premium account to offset retained losses	—	—	(6,199.9)	—	—	—	6,199.9	—
Issue of share capital, net of issue costs	5.6	0.3	20.5	—	—	—	—	20.8
Share-based compensation cost	—	—	—	45.9	—	—	—	45.9
Share-based compensation—deferred tax	—	—	—	(104.2)	—	—	—	(104.2)
Transfer of exercised and expired share-based awards	—	—	—	(51.3)	—	—	51.3	—
Balances at 31 December 2012	594.9	36.5	913.9	141.1	(0.1)	9.1	(531.9)	568.6

The accompanying notes are an integral part of these financial statements.

Elan Corporation, plc 2012 Annual Report	85

Parent Company Income Statement and Statement of Comprehensive Income

For the Year Ended 31 December 2012

	Notes	2012 $m	2011 $m
Continuing operations
Total revenue		—	—
Cost of sales		—	—
Gross profit		—	—
Selling, general and administrative expenses		51.6	43.8
Operating loss		(51.6)	(43.8)
Distribution in specie—fair value loss	39 (i)	17.3	—
Net interest and investment gains and losses		17.3	—
Loss before tax	39 (a)	(68.9)	(43.8)
Income tax expense/(benefit)	39 (b)	—	—
Net loss/comprehensive loss from continuing operations		(68.9)	(43.8)
Discontinued operations
Net (loss)/income/comprehensive (loss)/income from discontinued operations	39 (c)	(17.1)	6.3
Net loss/comprehensive loss for the year		(86.0)	(37.5)

The Parent Company had no other comprehensive (loss)/income during 2012 or 2011.

The accompanying notes are an integral part of these financial statements.

Robert A. Ingram, chairman	G. Kelly Martin, chief executive officer

86	Elan Corporation, plc 2012 Annual Report

Financial Statements

Parent Company Balance Sheet

At 31 December 2012

	Notes	2012 $m	2011 $m
Non-Current Assets
Investments	39(d)	1,613.8	1,570.6
Other non-current assets	39(e)	25.8	27.0
Total Non-Current Assets		1,639.6	1,597.6
Current Assets
Other current assets	39(f)	2,633.3	2,629.2
Cash and cash equivalents		0.1	0.8
Total Current Assets		2,633.4	2,630.0
Total Assets		4,273.0	4,227.6
Current Liabilities
Accrued and other liabilities	39(g)	1,433.9	1,264.8
Total Current Liabilities		1,433.9	1,264.8
Total Liabilities		1,433.9	1,264.8
Shareholders’ Equity
Share capital		36.5	36.2
Share premium		913.9	7,093.3
Share-based compensation reserve		131.3	136.7
Retained profit/(loss)	39(h)	1,757.4	(4,303.4)
Total Shareholders’ Equity		2,839.1	2,962.8
Total Shareholders’ Equity and Liabilities		4,273.0	4,227.6

The accompanying notes are an integral part of these financial statements.

Robert A. Ingram, chairman	G. Kelly Martin, chief executive officer

Elan Corporation, plc 2012 Annual Report	87

Parent Company Statement of Cash Flows

For the Year Ended 31 December 2012

	2012 $m	2011 $m
Net loss	(86.0)	(37.5)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	2.7	1.6
Distribution in specie—fair value loss	17.3	—
Net loss on divestment of business	17.1	—
Prothena divestment transaction costs	(5.2)	—
Pension plan curtailment gain	—	(6.3)
	(54.1)	(42.2)
Decrease/(increase) in accounts receivable and other assets	1.2	(10.2)
Decrease in amounts due to/from group undertakings	153.1	46.7
Decrease in accounts payable and other accrued liabilities	—	(0.1)
Net cash used in operating activities	100.2	(5.8)
Financing activities:
Cash distribution to Prothena Corporation, plc	(121.7)	—
Proceeds from share based compensation share issuances	20.8	6.3
Net cash provided by financing activities	(100.9)	6.3
Net increase/(decrease) in cash and cash equivalents	(0.7)	0.5
Cash and cash equivalents at the beginning of the year	0.8	0.3
Cash and cash equivalents at the end of the year	0.1	0.8

The accompanying notes are an integral part of these financial statements.

88	Elan Corporation, plc 2012 Annual Report

Financial Statements

Parent Company Statement of Changes in Shareholders’ Equity

For the Year Ended 31 December 2012

	Number of Shares m	Share Capital $m	Share Premium $m	Share-Based Compensation Reserve $m	Retained Profit/ (Loss) $m	Total Amount $m
Balances at 1 January 2011	585.2	35.9	7,087.3	142.4	(4,306.6)	2,959.0
Comprehensive income/(loss):
Net loss	—	—	—	—	(37.5)	(37.5)
Transactions with owners of the Company, recognised directly in equity:
Issue of share capital, net of issue costs	4.1	0.3	6.0	—	—	6.3
Share-based compensation cost	—	—	—	35.0	—	35.0
Transfer of exercised and expired share-based awards	—	—	—	(40.7)	40.7	—
Balances at 31 December 2011	589.3	36.2	7,093.3	136.7	(4,303.4)	2,962.8
Comprehensive income/(loss):
Net loss	—	—	—	—	(86.0)	(86.0)
Transactions with owners of the Company, recognised directly in equity:
Issue of share capital, net of issue costs	5.6	0.3	20.5	—	—	20.8
Distribution in specie	—	—	—	—	(104.4)	(104.4)
Reduction of share premium account to offset retained losses	—	—	(6,199.9)	—	6,199.9	—
Share-based compensation cost	—	—	—	45.9	—	45.9
Transfer of exercised and expired share-based awards	—	—	—	(51.3)	51.3	—
Balances at 31 December 2012	594.9	36.5	913.9	131.3	1,757.4	2,839.1

The accompanying notes are an integral part of these financial statements.

Elan Corporation, plc 2012 Annual Report	89

Notes to the Financial Statements

1.	Description of Business

Elan Corporation, plc, is an Irish public limited company (also referred to hereafter as “we”, “our”, “us”, “Elan” and “the Company”), headquartered in Dublin, Ireland. We were incorporated as a private limited company in Ireland in December 1969 and became a public limited company in January 1984. Our principal executive offices are located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland and our telephone number is +353-1-709-4000.

On 20 December 2012, we completed the separation of a substantial portion of our drug discovery business platform (the Prothena Business) into a new, publicly traded company incorporated in Ireland named Prothena Corporation, plc (Prothena) pursuant to a demerger under Irish Company law and a pro rata distribution of Prothena ordinary shares was made to our shareholders of one Prothena ordinary share for every 41 Elan ordinary shares or Elan American Depositary Shares (ADSs) held. Immediately following the separation of the Prothena Business, a wholly owned subsidiary of Elan subscribed for 3.2 million newly-issued ordinary shares of Prothena, representing 18% of the outstanding ordinary shares of Prothena. In connection with the separation of the Prothena Business, we made a cash contribution to Prothena, which together with the consideration for 18% of Prothena’s outstanding ordinary shares, totalled $125.0 million.

On 6 February 2013, we announced that we have entered into an asset purchase agreement with Biogen Idec International Holding Ltd. (Biogen International), an affiliate of Biogen Idec (the “Asset Purchase Agreement”), pursuant to which we agreed to transfer to Biogen International all of our interest in the intellectual property (IP) and other assets related to the development, manufacturing and commercialisation of Tysabri® and other products licensed under our existing Collaboration Agreement with Biogen Idec and its affiliates (the “Tysabri Transaction”). On the closing of the Tysabri Transaction, our existing Collaboration Agreement will terminate and Biogen International and its affiliates will have sole authority over, and exclusive worldwide rights to, the development, manufacturing and commercialisation of Tysabri. Under the terms of the Asset Purchase Agreement, Biogen International will make a payment of $3.25 billion to us at closing and we will receive royalties on all future global net sales of Tysabri. During the first 12 months following the closing, we will receive a royalty of 12% on all global net sales of Tysabri. Thereafter, we will receive a royalty of 18% on annual global net sales up to and including $2.0 billion and a royalty of 25% on annual global net sales above $2 billion. We will recognise a gain on the disposal of the Tysabri business of approximately $3 billion in the 2013 Consolidated Financial Statements. On 8 March 2013, we provided an update on the Tysabri Transaction. Two material closing conditions in connection with the Tysabri Transaction were the review process under the Hart-Scott-Rodino Antitrust Improvements Act (HSR) in the United States and the review by the Spanish Competition Authority in Europe. The waiting period for the U.S. antitrust review under HSR expired on 8 March 2013. This followed the clearance on 6 March 2013, of the Tysabri Transaction by the Spanish Competition Authority. Consequently, in accordance with the terms of the Asset Purchase Agreement, and assuming satisfaction of the other closing conditions, closing is expected to occur during the second quarter of 2013.

2.	Basis of Preparation

These Consolidated and Parent Company Financial Statements have been prepared in accordance with the International Financial Reporting Standards as adopted by the European Union (IFRS), which are effective for accounting periods ending on or before 31 December 2012, and with those parts of the Companies Acts, 1963 to 2012 applicable to companies reporting under IFRS. In addition to these Consolidated Financial Statements, we also prepare separate Consolidated Financial Statements on Form 20-F pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). IFRS differs in certain significant respects from U.S. GAAP. For a discussion of the significant differences between IFRS and U.S. GAAP, please refer to “U.S. GAAP Information”, on pages 170 to 180 of this Annual Report.

These Consolidated and Parent Company Financial Statements are presented in U.S. dollars, being the functional currency of the Parent Company and most of the Group companies. They are prepared on the historical cost basis, except for certain financial assets and derivative financial instruments, which are stated at fair value.

The preparation of the Consolidated Financial Statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The judgements, estimates and associated assumptions are based on historical experience and

90	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

various other factors that are believed to be reasonable under the circumstances. Actual results could differ materially from these estimates. The areas involving a high degree of judgement and the areas where estimates and assumptions are critical to the Consolidated Financial Statements are discussed in Note 4.

Our directors believe that we have adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to prepare our Consolidated and Parent Company Financial Statements on a going concern basis.

The Consolidated and Parent Company Financial Statements were authorised for issue by the directors on 21 March 2013.

3.	Significant Accounting Policies

The following accounting policies have been applied in the preparation of our Consolidated and Parent Company Financial Statements.

a	Statement of compliance

The Consolidated and Parent Company Financial Statements have been prepared in accordance with IFRS as adopted by the EU, which are effective for accounting periods ending on or before 31 December 2012, further to the International Accounting Standards (IAS) Regulation (EC 1606/2002) and with those parts of the Companies Acts, 1963 to 2012 applicable to companies reporting under IFRS.

b	Amended standards adopted by the group

The following amendments to standards that have been issued by the International Accounting Standards Board (IASB) and have been adopted by the EU, and that are effective for the first time for the financial year beginning on or after 1 January 2012 are not applicable to or do not have a material impact on the Group.

•	Amendments to IAS 12, “Income Taxes”,—“Deferred Tax: Recovery of Underlying Assets”;

•	Amendments to IFRS 7, “Financial instruments: Disclosures on transfers of assets”;

•	Amendment to IFRS 1, “First time adoption on fixed dates and hyperinflation”.

c	Amendments to standards issued by the IASB and adopted by the EU but not effective for the financial year beginning 1 January 2012 and not early adopted

IAS 19, “Employee benefits”, was amended in June 2011 to require the recognition of changes in the net defined benefit liability or asset including immediate recognition of defined benefit cost, and eliminating the corridor approach permitted by the existing IAS 19. The amendment also enhanced disclosures about defined benefit plans and modifies the accounting for termination benefits, including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment. The amendment is effective for financial years beginning on or after 1 January 2013. The impact on the Group will be as follows: to eliminate the corridor approach and recognise all actuarial gains and losses in other comprehensive income (OCI) as they occur and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability/asset. The elimination of the corridor approach will result in the recognition of any of the Group’s previously unrecognised unamortised net actuarial losses. Based on the amounts recorded in the balance sheet as at 31 December 2012, the recognition of these unamortised net actuarial losses will result in the elimination of the net pension asset and recognition of a net pension liability. At 31 December 2012, the net pension asset was $25.8 million and the net pension liability, including the unrecognised actuarial losses, was $39.1 million. We are currently assessing the full impact of the amendments on the Group.

IAS 1, “Presentation of Financial Statements”, was amended in June 2011 to revise the presentation of OCI by requiring entities to group items presented in OCI based on whether they are potentially reclassifiable to profit or loss subsequently and by requiring tax associated with items presented before tax to be shown separately for each of the two groups of OCI items. The amendment is effective for financial years beginning on or after 1 July 2012. We expect that the adoption of the amendment will impact upon the presentation of items in OCI only.

Elan Corporation, plc 2012 Annual Report	91

IFRS 13, “Fair value measurement”, is effective for annual periods beginning on or after 1 January 2013. This standard aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements, which are largely aligned between IFRS and U.S. GAAP, do not extend the use of fair value accounting but provide guidance on how fair value should be measured where its use is already required or permitted by other standards within IFRS. We are currently assessing the full impact of the amendments on the Group.

Amendment to IFRS 7, “Financial instruments: Disclosures on offsetting financial assets and financial liabilities”, is effective for annual periods beginning on or after 1 January 2013. This amendment reflects the joint IASB and FASB requirements to enhance current offsetting disclosures. These new disclosures are intended to facilitate consistency between those entities that prepare IFRS financial statements and those that prepare U.S. GAAP financial statements. We expect that the disclosures required by this amendment are not applicable to the group.

Amendment to IAS 32, “Financial instruments: Presentation on offsetting financial assets and financial liabilities”, is effective for annual periods beginning on or after 1 January 2014. This amendment updates the application guidance in IAS 32, “Financial instruments: Presentation”, to clarify some of the requirements for offsetting financial assets and financial liabilities. We do not expect the adoption of the amendment to this standard to impact our financial position or results from operations.

IFRS 10, “Consolidated financial statements”, is effective for annual periods beginning on or after 1 January 2014, with early adoption permitted. The standard builds on existing consolidation principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements. The standard provides additional guidance to assist in determining control where this is difficult to assess. We are currently assessing the full impact of the amendments on the Group.

IFRS 11, “Joint arrangements”, is effective for annual periods beginning on or after 1 January 2014, with early adoption permitted. This standard accounts for joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportionate consolidation of joint ventures is no longer allowed. We are currently assessing the full impact of the amendments on the Group.

IFRS 12, “Disclosures of interests in other entities”, is effective, for annual periods beginning on or after 1 January 2014, with early adoption permitted. This standard includes the disclosure requirements for all forms of interests in other entities, including subsidiaries joint arrangements, associates and unconsolidated structured entities. We are currently assessing the full impact of the amendments on the Group.

IAS 27 (revised 2011) “Separate financial statements”, is effective for annual periods beginning on or after 1 January 2014, with early adoption permitted. This standard includes the provisions on separate financial statements that are left after the guidance on consolidated financial statements has been included in the new IFRS 10. We are currently assessing the full impact of the amendments on the Parent Company.

IAS 28 (revised 2011) “Associates and joint ventures”, is effective for annual periods beginning on or after 1 January 2014. This standard includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11. We are currently assessing the full impact of the amendments on the Group.

d	New standards issued by the IASB not yet adopted by the EU and not effective for the financial year beginning 1 January 2012

These new standards have not yet been adopted by the EU. The adoption process could result in material changes to the requirements and effective dates of the new standards and amendments to standards or the failure by the EU to adopt them altogether. We are currently assessing the impact of the new standards and amendments to standards on the Group.

IFRS 9, “Financial instruments—classification and measurement”, is effective, subject to EU adoption, for annual periods beginning on or after 1 January 2015. This standard on classification and measurement of financial assets and financial liabilities will replace IAS 39, “Financial instruments: Recognition and measurement”. IFRS 9 has two financial asset

92	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

measurement categories: amortised cost and fair value. All financial asset equity instruments are measured at fair value. A debt instrument financial asset is measured at amortised cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. For financial liabilities, the standard retains most of the IAS 39 requirements. These include amortised-cost accounting for most financial liabilities, with bifurcation of embedded derivatives. The main change for financial liabilities is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in OCI rather than the income statement, unless this creates an accounting mismatch.

“Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12)” was issued by the IASB in June 2012 to help alleviate the transitional requirements of IFRS 10 “Consolidated Financial Statements”. The amendments are intended to provide additional transition relief in IFRS 10, IFRS 11 “Joint Arrangements”, and IFRS 12 “Disclosure of Interests in Other Entities”, by limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Also, amendments were made to IFRS 11 and IFRS 12 to eliminate the requirement to provide comparative information for periods prior to the immediately preceding period. The effective date of these amendments, subject to EU adoption, is for annual periods beginning on or after 1 January 2013.

Annual improvements 2011 which are effective, subject to EU adoption, for annual periods beginning on or after 1 January 2013 address six issues in the 2009-2011 reporting cycle. It includes changes to:

•	IAS 1, “Financial statement presentation”;

•	IAS 16, “Property plant and equipment”;

•	IAS 32, “Financial instruments: Presentation”;

•	IAS 34, “Interim financial reporting”.

e	Basis of consolidation

The Consolidated Financial Statements include the accounts of Elan and all of our subsidiary undertakings, which are entities under our control. Control exists when we have the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. All intercompany account balances, transactions, and any unrealised gains and losses or income and expenses arising from intercompany transactions have been eliminated in preparing the Consolidated Financial Statements. Our subsidiary undertakings have the same financial year-end as Elan Corporation, plc. We use the equity method to account for investments in associate undertakings.

Our collaboration with Biogen Idec for Tysabri is a jointly controlled operation in accordance with IAS 31, “Interests in Joint Ventures” (IAS 31). A jointly controlled operation is an operation of a joint venture that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations.

f	Revenue

We recognise revenue from the sale of our products and royalties earned.

We recognise revenue from product sales when there is persuasive evidence that an arrangement exists, title passes, the price is fixed or determinable, and collectability is reasonably assured. Revenue is recorded net of applicable sales tax and sales discounts and allowances, which are described below.

i.	The sale of products consists of the sale of pharmaceutical drugs, primarily to wholesalers and physicians.

ii.	We earn royalties on licensees’ sales of our products or third-party products that incorporate our technologies. Royalties are recognised as earned in accordance with the contract terms when royalties can be reliably measured and collectability is reasonably assured.

Elan Corporation, plc 2012 Annual Report	93

iii.	The income statement financial information relating to Tysabri for the years ended 31 December 2012 and 2011 are presented as discontinued operations in our Consolidated Financial Statements and related notes thereto. Tysabri was developed in collaboration with Biogen Idec. Until the Tysabri Transaction closes, Tysabri continues to be marketed in collaboration with Biogen Idec. The Tysabri collaboration operating profit or loss is calculated excluding research and development (R&D) expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we record our share of the collaboration operating loss within operating expenses. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, in addition to recording our directly incurred expenses within operating expenses, we recognise as revenue our share of the collaboration profit from the sale of Tysabri plus our directly incurred collaboration expenses related to these sales, which are primarily comprised of royalties, that we incur and are payable by us to third parties and are reimbursed by the collaboration.

We record sales on a gross basis (except for Tysabri, for which we recognise as revenue our share of the collaboration profit plus our directly incurred expenses; for additional information on the accounting for Tysabri revenue, refer to Note 12(c)) and make various deductions to arrive at net revenue as reported in the Consolidated Income Statement. Details of the estimates and judgements involved in estimating these deductions are set out in Note 4(c), Critical Accounting Estimates and Judgements.

g	Discontinued operations and assets held for sale

A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale, and (i) represents a separate major line of business or geographical area of operations; (ii) is a part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resale.

Any gain or loss from disposal of a business, together with the results of these operations until the date of disposal, is reported separately in the discontinued operations reporting line of the Consolidated Income Statement and comparative information is restated accordingly. Cash flow information related to discontinued operations is disclosed separately in the foot notes to the financial statements.

Non-current assets (or disposal groups) are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

h	Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition or construction less accumulated depreciation and impairment losses. Depreciation is computed using the straight-line method based on the following estimated useful lives:

Buildings	15-40 years
Plant and equipment	3-10 years
Leasehold improvements	Shorter of expected useful life or lease term

Land is not depreciated as it is deemed to have an indefinite useful life.

i	Intangible assets

Patents, licences and acquired in-process research and development (IPR&D) are stated at cost less accumulated amortisation and impairments. Patents and licences are amortised on a straight-line basis over their expected useful lives, which range between 2 to 20 years. Acquired IPR&D is capitalised and amortised on a straight-line basis over its estimated useful economic life. The useful economic life commences upon generation of economic benefits relating to the acquired IPR&D. The method of amortisation chosen best reflects the manner in which individual intangible assets are consumed. Any development costs incurred and associated with acquired licences, patents, know-how or marketing rights are expensed as incurred, unless the criteria for recognition of an internally generated intangible asset are met.

94	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

The costs of acquiring and developing computer software for internal use are capitalised as intangible assets where the software supports a significant business system and the expenditure leads to the creation of a durable asset. Computer software is amortised over four years.

Expenditure on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding is expensed as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is expensed when incurred, unless the criteria for recognition of an internally generated intangible asset are met. Regulatory and other uncertainties generally mean that such criteria are not met. To date, we have not had any development expenditures that have met the criteria for recognition of an internally generated intangible asset.

j	Investments in associates

Janssen AI

As part of the transaction whereby Janssen Alzheimer Immunotherapy (Janssen AI), a subsidiary of Johnson & Johnson, acquired substantially all of our assets and rights related to our Alzheimer’s Immunotherapy Programme (AIP) collaboration with Wyeth (which has been acquired by Pfizer Inc. (Pfizer)), we received a 49.9% equity investment in Janssen AI. Johnson & Johnson also committed to fund up to an initial $500.0 million towards the further development and commercialisation of the AIP to the extent the funding is required by the collaboration.

Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment is required to be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. If we fail to provide our share of the $400.0 million commitment or any additional funding that is required for the development of the AIP, and if Johnson & Johnson elects to fund such an amount, our interest in Janssen AI could, at the option of Johnson & Johnson, be commensurately reduced.

We recorded our investment in Janssen AI as an investment in an associate on the Consolidated Balance Sheet as we have the ability to exercise significant influence, but not control or joint control, over the investee. The investment was recognised initially based on the estimated fair value of the investment acquired, representing our proportionate 49.9% share of Janssen AI’s AIP assets along with the fair value of our proportionate interest in the Johnson & Johnson contingent funding commitment, and is accounted for using the equity method.

Under the equity method, investors are required to recognise their share of post-acquisition changes in the net assets of an investee. Accordingly, during the period that the funding of Janssen AI was provided exclusively by Johnson & Johnson, our proportionate interest in the Johnson & Johnson funding commitment was remeasured at each reporting date to reflect any changes in the expected cash flows and this remeasurement, along with the recognition of our proportionate share of the other changes in the net assets of Janssen AI, results in changes in the carrying amount of the investment in associate that are reflected in the Consolidated Income Statement.

During the first half of 2012, the remaining balance of the initial $500.0 million funding commitment, which amounted to $57.6 million at 31 December 2011, provided by Johnson & Johnson to Janssen AI was spent. Subsequently, Johnson & Johnson and Elan each provided funding of $76.9 million to Janssen AI.

On 6 August 2012, Johnson & Johnson issued a press release announcing the discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease based on the co-primary clinical endpoints not being met in the Janssen AI-led Phase 3 clinical studies. As a result of the discontinuation, we recorded a non-cash impairment charge of $117.3 million against the carrying amount of our associate investment in Janssen AI, representing the full initial estimated value of Elan’s 49.9% share of the Janssen AI AIP assets.

As a result of the investment in associate losses incurred to date, relating to our share of the losses in excess of the losses funded solely by Johnson & Johnson’s initial $500.0 million funding commitment, and the impairment charge of $117.3 million recognised during 2012, there is an excess of losses over the investment made in Janssen AI at 31 December 2012 of $11.0 million. This amount has been recorded as a current liability at 31 December 2012. In addition, Elan provided further funding to Janssen AI of $29.9 million during January 2013, which will be recorded in the 2013 financial statements.

Elan Corporation, plc 2012 Annual Report	95

Proteostasis Therapeutics, Inc.

Our investment in Proteostasis Therapeutics, Inc. (Proteostasis) is recorded as an investment in associate on the Consolidated Balance Sheet as we have the ability to exercise significant influence, but not control, over the investees. The investment was initially recognised based on the estimated fair value of the investment acquired. Investments in associates are accounted for using the equity method of accounting. Under the equity method, we recognise our share of the losses of Proteostasis in the Consolidated Income Statement with a corresponding decrease in the carrying amount of the investment on the Consolidated Balance Sheet.

Alkermes plc

Following the completion of the merger between Alkermes, Inc. and Elan Drug Technologies (EDT) on 16 September 2011, we held approximately 25% of the outstanding ordinary shares of Alkermes plc (31.9 million shares) and accounted for this investment as an investment in associate as we had the ability to exercise significant influence, but not control, over the investee. Investments in associates are accounted for using the equity method of accounting. Under the equity method, we recognised our share of the losses of Alkermes plc, adjusted for the amortisation of the basis differences, in the Consolidated Income Statement with a corresponding increase or decrease in the carrying amount of the investments on the Consolidated Balance Sheet. The investment was initially recognised based on the estimated fair value of the investment acquired.

In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc. Following this sale, we continued to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest. Following the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc was classified as an available-for-sale investment in current assets and equity method accounting no longer applied to this investment.

On 31 January 2013, we announced that we had agreed to sell all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on 6 February 2013 and we received proceeds of $169.7 million. We will recognise a realised gain on the disposal of the Alkermes plc available-for-sale investment of $35.6 million in the 2013 Consolidated Financial Statements.

Impairment of investments in associates

Our investments in associates are reviewed for impairment whenever events or circumstances indicate the fair value of the investment has fallen below our carrying amount. The factors affecting the assessment of impairments include both general financial market conditions and factors specific to the investee. When such a decline is deemed to be significant and prolonged, an impairment charge is recorded for the difference between the investment’s carrying amount and its estimated recoverable amount at the time. In making the determination as to whether a decline is significant or prolonged, we consider such factors as the duration and extent of the decline and the investee’s financial and operating performance. Differing assumptions could affect whether an investment is impaired in any period, or the amount of the impairment.

k	Impairment of non-financial assets

Non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use. For the purposes of impairment testing, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units). When reviewing carrying values, we assess R&D risk, commercial risk, revenue and cost projections, our expected sales and marketing support, our allocation of resources, the impact of competition, including generic competition, the impact of any reorganisation or change of business focus, the level of third-party interest in our intangible assets and market conditions.

Impairment losses in respect of cash-generating units are allocated to reduce, on a pro rata basis, the carrying amount of the cash generating assets in the unit.

An impairment loss may be reversed to the extent that the asset’s original carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

The critical estimates and judgements relating to the impairment of certain assets are described in detail in Note 4(a).

96	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

l	Available- for-sale investments

Available-for-sale securities are those investments either designated as available-for-sale investments or not specifically categorised as held-for-trading, held-to-maturity or as loans and receivables. They are stated at fair value and changes in fair value (other than impairments) are recognised in OCI. Any interest income on debt securities is recognised in the income statement as it accrues, using the effective interest rate method. Available-for-sale securities may also include certain embedded derivatives that are not closely related to the host contract. In these cases, the embedded derivative is accounted for separately from the host contract and changes in fair value related to the embedded features are recorded in the income statement.

The fair value of investments classified as available-for-sale is their quoted market price at the balance sheet date. Where market values for investments are not readily available, a number of valuation methodologies are employed to estimate fair value. These include the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flows. Investments are assessed for potential impairment at each balance sheet date. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its original carrying value is considered in determining whether the securities are impaired. If any such evidence exists, an impairment loss is recognised in the income statement. Impairment losses recognised in the income statement on available-for-sale equity securities are not reversed through the income statement if there is a subsequent increase in value.

m	Derivative financial instruments

We enter into transactions in the normal course of business using certain financial instruments in order to economically hedge against exposures to fluctuating foreign exchange and interest rates. A derivative is a financial instrument or other contract whose value changes in response to a change in some underlying variable, that has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that will be settled at a future date. We do not enter into derivative financial instruments for trading or speculative purposes. All derivatives are recorded at fair value on the balance sheet. We entered into a number of forward foreign exchange contracts at various rates of exchange during 2012 and 2011 that required us to sell euro for U.S. dollars. At 31 December 2012, we held a net forward foreign exchange derivative liability of $0.3 million relating to outstanding forward foreign exchange contracts that expire on various dates during the first half of 2013. We did not hold any interest rate swap contracts or forward currency contracts at 31 December 2011.

n	Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities on acquisition of three months or less.

o	Inventory

Inventory is stated at the lower of cost and net realisable value.

p	Foreign currency

Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. The resulting monetary assets and liabilities are translated into the appropriate functional currency at exchange rates prevailing at the balance sheet date and the resulting gains and losses are recognised in the income statement.

The functional currency of Elan and most of our subsidiaries is U.S. dollars. For those subsidiaries with non-U.S. dollar functional currency, their assets and liabilities are translated using year-end rates and income and expenses are translated at average rates where they represent a reasonable approximation of the actual rates relating to the dates of the underlying transaction. The cumulative effect of exchange differences arising on consolidation of the net investment in foreign subsidiaries is recorded in OCI.

q	Pension and other post-employment benefit plans

We have two defined benefit pension plans covering eligible employees based in Ireland. These plans are managed externally and the related pension costs and liabilities are assessed at least annually in accordance with the advice of a

Elan Corporation, plc 2012 Annual Report	97

professionally qualified actuary using the projected unit credit method. Obligations in respect of each plan are determined by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. Pension obligations are measured as the present value of estimated future cash flows, discounted at rates reflecting the yields of high-quality corporate bonds. Plan assets are measured at fair value using bid prices at the balance sheet date.

When the benefits of a plan are increased, the portion of the increased benefit relating to past service by employees is recognised as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised in profit or loss immediately.

We recognise actuarial gains and losses using the corridor method. Under the corridor method, to the extent that any cumulative unrecognised net actuarial gain or loss exceeds 10 percent of the greater of the present value of the defined benefit obligation and the fair value of the plan assets, that portion is recognised over the expected average remaining working lives of the plan participants. Otherwise, the actuarial gain or loss is not recognised.

When the plan assets exceed liabilities at the balance sheet date, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any currently available future refunds from the plan or reductions in future contributions to the plan. The Parent Company, as legal sponsor for the plans, recognises any such asset or liabilities related to the schemes.

We recognise gains and losses on the curtailment or settlement of a defined benefit plan when the curtailment or settlement occurs. The gains or losses on curtailment or settlement comprise any resulting change in the fair value of plan assets, any change in the present value of pension obligation, and any related actuarial gains and losses and past service cost that had not previously been recognised. All unrecognised actuarial gains and losses related to the curtailed portion of the pension obligation are allocated on the date of curtailment in determining the curtailment gain or loss to be recognised in profit or loss.

Employees based in Ireland are members of the schemes. The contribution costs of the defined benefit schemes are being borne by the relevant Group company, by way of intercompany charge.

In addition, we have a number of other defined contribution benefit plans. The cost of providing these plans is expensed as incurred.

r	Leasing

Property, plant and equipment, acquired under a lease that transfers substantially all of the risks and rewards of ownership to us are classified as finance leases and are capitalised on the balance sheet. An asset acquired by finance lease is stated at an amount equal to the lower of its fair value or the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses, and is shown as property, plant and equipment. Finance charges on finance leases are expensed over the term of the lease to give a constant periodic rate of interest charge in proportion to the capital balances outstanding.

All other leases that are not finance leases are considered operating leases. Rentals on operating leases are expensed on a straight-line basis over the term of the lease. Leased property, plant and equipment sub-let to third parties are classified according to their substance as either finance or operating leases. All such arrangements that we have entered into as lessor are operating leases. Income received as lessor is recognised on a straight-line basis over the period of the lease.

s	Share-based compensation

Share-based compensation expense for equity-settled awards made to employees and directors is measured and recognised based on their estimated grant date fair values. These awards include employee share options, restricted stock units (RSUs) and share purchases related to our employee equity purchase plan (EEPP).

Share-based compensation cost for RSUs awarded to employees and directors is measured based on the closing fair market value of the Company’s shares on the date of grant. Share-based compensation cost for share options awarded to employees and directors and shares issued under our EEPP is estimated at the grant date based on each option’s fair value as calculated using an option-pricing model. The value of awards expected to vest is recognised as an expense in profit or loss over the requisite service periods.

98	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

Share-based compensation expense for equity-settled awards to non-employees in exchange for goods or services is based on the fair value of the awards measured when services are rendered, as the fair value of the goods or services received cannot be estimated reliably.

Estimating the fair value of share-based awards as of the grant date, or when the services are rendered, using an option-pricing model, such as the binomial model, is affected by our share price as well as assumptions regarding a number of complex variables. These variables, and the assumptions used in determining them, are described in detail in Note 4(d).

t	Provisions and contingencies

A provision is recognised in the balance sheet when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefit will be required to settle the obligation and the amount of the obligation can be reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, where the amount of the obligation cannot be measured with reasonable reliability or it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The estimates and judgements associated with the accounting for contingencies relating to actual or potential administrative proceedings are described in detail in Note 4(e).

u	Income tax

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities at rates expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to either other comprehensive income or shareholders’ equity, in which case the deferred tax is also recorded in either other comprehensive income or shareholders’ equity, respectively. A deferred tax asset (DTA) is recognised to the extent that it is probable that future taxable profits will be available against which temporary differences can be utilised. The carrying amounts of DTAs are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that a sufficient taxable profit will be available to allow all or part of the DTA to be realised. The critical estimates and judgements relating to the accounting for income taxes are described in detail in Note 4 (f).

v	Financing costs

Debt financing costs comprise transaction costs and original issue discount on borrowings. Debt financing costs are allocated to financial reporting periods over the term of the related debt using the effective interest rate method. The carrying amount of debt includes related unamortised debt financing costs.

w	Investments in subsidiaries

The Parent Company holds investments in Group companies, which are carried at cost less any impairments. Investments in Group companies include a contribution for share-based compensation relating to share-based payments made to employees of subsidiary undertakings.

x	Non-cash distribution to shareholders

A non-cash distribution to the company’s shareholders is recognised as a liability in the group’s financial statements in the period in which the distribution is approved by the company’s shareholders. The non cash distribution to shareholders is recognised at the fair value of the assets to be distributed. The difference between the carrying amount and the fair value of the assets distributed is recognised as a gain or loss in the income statement.

Elan Corporation, plc 2012 Annual Report	99

y	Reclassifications

We have reclassified $15.5 million from ‘Other accruals—current’, and $8.5 million from ‘Other liabilities—non-current’ to ‘Provisions—current’, and ‘Provisions—non-current’, respectively in our Consolidated Balance Sheet as at 31 December 2011 in order to more appropriately present onerous lease provisions in accordance with accounting standards. There has been no impact on reported net income or shareholders’ equity as a result of this reclassification.

We have reclassified the net losses on the Alkermes plc investment in associate of $8.2 million from continuing operations to the net income from discontinued operations reporting line in the 2011 Consolidated Income Statement. We have reclassified these net losses as we considered this investment in associate undertaking to be directly linked with the EDT operations that we divested in September 2011 and which are presented as discontinued operations in our Consolidated Income Statement. The reclassification of these losses from continuing operations to discontinued operations has resulted in a decrease in the 2011 basic and diluted loss per share from continuing operations from $0.81 per share to $0.80 per share and a decrease in the basic and diluted earnings per share from discontinued operations from $1.71 per share to $1.70 per share. There has been no impact on reported net income, cash flows, basic and diluted earnings per share from total operations or on shareholders’ equity as a result of this reclassification.

4.	Critical Accounting Estimates and Judgements

The Consolidated Financial Statements include certain judgements and estimates based on management’s historical experience. Estimates and judgements are used in determining key items such as the carrying values of long-lived assets, estimating sales discounts and allowances, the fair value of share-based compensation, the accounting for contingencies, and the accounting for income taxes, among other items. Because of the uncertainties inherent in such estimates, actual results may differ materially from these estimates.

a	Impairment of intangible assets and property, plant and equipment

The total carrying amount of intangible assets amounted to $135.1 million at 31 December 2012 (2011: $141.0 million) including intangible assets related to Tysabri of $97.1 million which are classified as held for sale on the Consolidated Balance Sheet at 31 December 2012. The total carrying amount of our property, plant and equipment was $12.7 million at 31 December 2012 (2011: $83.2 million).

Intangible assets with estimable useful lives are amortised on a straight-line basis over their respective estimated useful lives to their estimated residual values and, as with other long-lived assets such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

When reviewing the carrying values of intangible assets, and property, plant and equipment for impairment, we assess R&D risk, commercial risk, revenue and cost projections, our expected sales and marketing support, our allocation of resources, the impact of competition, including generic competition, the impact of any reorganisation or change of business focus, the level of third-party interest in our intangible assets and market conditions.

Where the carrying value of an asset or cash-generating unit exceeded its recoverable amount, the carrying values of those assets have been written down to their recoverable amounts. The results of certain impairment tests with estimable useful lives are discussed below. As the impairment analysis is principally based on discounted estimated cash flows, actual outcomes could vary significantly from such estimates. If we were to use different estimates, particularly with respect to the likelihood of R&D success, the likelihood and date of commencement of generic competition or the impact of any reorganisation or change of business focus, then an additional material impairment charge could arise. We believe that we have used reasonable estimates in assessing the carrying values of our intangible assets.

During 2012, we recorded non-cash asset impairment charges of $64.3 million relating to property, plant and equipment and $1.8 million related to computer software in the Consolidated Income Statement, which resulted from the planned closure of our facilities in South San Francisco following the separation of the Prothena Business and cessation of the remaining early stage research activities.

As part of the EDT divestment transaction on 16 September 2011, we disposed of the entire carrying value of our goodwill of $45.2 million which was allocated to the EDT business. We also disposed of other intangible assets related to EDT with a

100	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

net book value of $23.4 million and property, plant and equipment with a net book value of $202.0 million related to EDT as part of this transaction.

During 2011, we recorded a property, plant and equipment asset impairment charge of $10.0 million relating to the decision to close EDT’s King of Prussia, Pennsylvania, site and the consolidation of facilities in South San Francisco. The asset impairment charge related to EDT’s King of Prussia, Pennsylvania, site of $6.4 million is reported in the net income from discontinued operations line in the income statement.

b	Investment in Janssen AI

As part of the transaction whereby Janssen AI, a subsidiary of Johnson & Johnson, acquired substantially all of our assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer), we received a 49.9% equity investment in Janssen AI. Johnson & Johnson also committed to fund up to an initial $500.0 million towards the further development and commercialisation of the AIP to the extent the funding is required by the collaboration. We recorded our investment in Janssen AI as an investment in associate on the Consolidated Balance Sheet as we have the ability to exercise significant influence, but not control, over the investee. The investment was recognised at an initial carrying amount of $235.0 million based on the estimated fair value of the investment acquired, representing the fair value of our proportionate 49.9% share of Janssen’s AIP assets and our proportionate 49.9% share of the Johnson & Johnson contingent funding commitment.

Our proportionate interest in the Johnson & Johnson contingent funding commitment was remeasured at 31 December 2011 to reflect changes in the probability that the cash will be spent and thereby give rise to the expected cash flows under the commitment, and to reflect the time value of money. As at 31 December 2011, the range of assumed probabilities applied to the expected cash flows was 95%-79%. The range of discount rates applied remained at 1%-1.5%, which was also the range used for initial recognition. The remeasurement of our proportionate interest in the Johnson & Johnson contingent funding commitment as at 31 December 2011 resulted in an increase in the carrying amount of our investment in associate of $42.9 million, which was offset by our share of Janssen AI’s losses of $107.9 million, resulting in a net loss of $65.0 million in the Consolidated Income Statement for the year ended 31 December 2011. During 2012, the remaining balance of the initial $500.0 million funding commitment which amounted to $57.6 million at 31 December 2011 was spent. Subsequent to the full utilisation of the initial $500.0 million funding commitment, we provided funding of $76.9 million to Janssen AI during 2012.

On 6 August 2012, Johnson & Johnson issued a press release announcing the discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease based on the co-primary clinical endpoints not being met in the Janssen AI-led Phase 3 clinical studies. As a result of the discontinuation, we recorded a non-cash impairment charge of $117.3 million against the carrying amount of our investment in associate in Janssen AI, representing the full initial estimated value of Elan’s 49.9% share of the Janssen AI AIP assets. Janssen AI recorded an impairment charge of $678.9 million, representing its full carrying value of the AIP assets.

As a result of the losses on the investment in associate incurred to date, relating to our share of the losses in excess of the losses funded solely by Johnson & Johnson’s initial $500.0 million funding commitment, and the impairment charge of $117.3 million recognised during 2012, there is an excess of losses over the investment made in Janssen AI at 31 December 2012 of $11.0 million (2011: $Nil). This amount has been recorded as a current liability at 31 December 2012. Elan provided further funding to Janssen AI of $29.9 million during January 2013, which will be recorded in the 2013 financial statements.

As of 31 December 2011, the carrying amount of our Janssen AI investment of $144.0 million was approximately $230 million below our share of Janssen AI’s reported book value of its net assets. This difference related to the lower estimated value of Janssen AI’s AIP assets when the investment was initially recorded, as well as the probability adjustment factor that we incorporated into the carrying value of our 49.9% interest in the Johnson & Johnson contingent funding commitment. The difference in the initial estimated values of the AIP assets was eliminated during 2012 when Elan and Janssen AI recorded impairment charges of $117.3 million and $678.9 million, respectively, representing their respective initial estimated values of the AIP assets. In relation to the asset created by the Johnson & Johnson contingent funding commitment, the difference in the carrying values was eliminated during 2012 when the remaining balance of the initial $500.0 million funding commitment provided by Johnson & Johnson to Janssen AI was spent.

Elan Corporation, plc 2012 Annual Report	101

c	Sales discounts and allowances

Revenue from continuing operations is presented in the Consolidated Income Statement and revenue from discontinued operations is included in net income from discontinued operations that is also presented in the Consolidated Income Statement. We recognise revenue on a gross revenue basis (except for Tysabri revenue) and make various deductions to arrive at net revenue from continuing and discontinued operations. These adjustments are referred to as sales discounts and allowances and are described in detail below. In accordance with the terms of the Tysabri Transaction, we will retain responsibility for all discounts and allowances liabilities related to U.S. Tysabri sales up to the consummation of the Tysabri Transaction.

Sales discounts and allowances include charge-backs, Medicaid rebates, managed healthcare rebates and other contract discounts, cash and other discounts, sales returns, and other adjustments. Estimating these sales discounts and allowances is complex and involves significant estimates and judgements, and we use information from both internal and external sources, including our historical experience, to generate reasonable and reliable estimates. We believe that we have used reasonable judgements in assessing our estimates, and this is borne out by our historical experience. At 31 December 2012, we had total accruals of $50.5 million (2011: $45.5 million) for sales discounts and allowances, of which approximately 97% related to Tysabri. We have almost seven years of experience for Tysabri and we ceased distributing Maxipime and Azactam in 2010, after more than 10 years experience with both products.

The table below summarises our sales discounts and allowances to adjust gross sales to net revenue for the years ended 31 December for each significant category.

	2012 $m	2011 $m
Gross sales subject to discounts and allowances (including Tysabri U.S. in-market sales)	1,151.4	936.6
Sales discounts and allowances:
Charge-backs	(178.3)	(116.4)
Medicaid rebates	(27.1)	(26.6)
Cash and other discounts	(30.5)	(25.5)
Managed healthcare rebates and other contract discounts	(14.4)	(7.4)
Sales returns	(1.5)	(0.7)
Other adjustments	(14.1)	(12.2)
Total sales discounts and allowances	(265.9)	(188.8)
Net sales subject to discounts and allowances	885.5	747.8
Tysabri U.S. net revenue adjustment	(486.7)	(407.4)
Net Tysabri rest of world (ROW) revenue	316.6	317.6
Royalties	0.7	170.7
Contract revenue	—	9.9
Net revenue from continuing and discontinued operations	716.1	838.6

The net revenue from continuing and discontinued operations is presented in the following reporting lines in the Consolidated Income Statement (in millions):

	2012 $m	2011 $m
Total revenue (continuing operations)	0.2	4.0
Net income/(loss) from discontinued operations	715.9	834.6
Net revenue from continuing and discontinued operations	716.1	838.6

Total sales discounts and allowances were 23.1% of gross revenue subject to discounts and allowances in 2012 and 20.2% in 2011, as detailed in the rollforward below and as further explained in the following paragraphs.

102	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

Charge-backs as a percentage of gross revenue subject to discounts and allowances were 15.5% in 2012 and 12.4% in 2011. The increase is due to the growth in Public Health Service (PHS) qualified provider entities during 2012 and the resulting discounts to these entities, as well as the increases in the discounts due to the changes in Tysabri’s wholesaler acquisition cost price in 2012.

The Medicaid rebates as a percentage of gross revenue subject to discounts and allowances were 2.4% in 2012 and 2.8% in 2011. The decrease in 2012 is primarily due to a change in our estimate of the managed Medicaid patient population utilising Tysabri in 2012 as compared to 2011.

Cash and other discounts as a percentage of gross revenue subject to discounts and allowances were 2.6% in 2012 and 2.7% in 2011. Cash and other discounts include cash discounts, generally at 2% of the sales price, as an incentive for prompt payment by customers in the United States.

The managed healthcare rebates and other contract discounts as a percentage of gross revenue subject to discounts and allowances were 1.3% in 2012 and 0.8% in 2011. The increase is primarily attributable to the increase in the number of qualified patients that are eligible for the Tysabri patient co-pay assistance programme and increases in the discounts due to the changes in Tysabri’s wholesaler acquisition cost price.

Sales returns as a percentage of gross revenue subject to discounts and allowances were 0.1% in 2012 and 2011.

The following table sets forth the activities and ending balances of each significant category of adjustments for the sales discounts and allowances:

	Chargebacks $m	Medicaid Rebates $m	Cash and Other Discounts $m	Managed Healthcare Rebates and Other Contract Discounts $m	Sales Returns $m	Other Adjustments $m	Total $m
Balances at 1 January 2011	7.2	18.5	2.8	0.6	6.3	2.5	37.9
Accrual related to sales made in current period	116.4	26.6	25.5	7.4	2.4	12.2	190.5
Accrual related to sales made in prior periods	—	—	—	—	(1.7)	—	(1.7)
Returns and payments	(117.3)	(17.2)	(25.3)	(6.6)	(1.9)	(12.9)	(181.2)
Balances at 31 December 2011	6.3	27.9	3.0	1.4	5.1	1.8	45.5
Accrual related to sales made in current period	178.3	27.1	30.5	14.4	2.4	14.1	266.8
Accrual related to sales made in prior periods	—	—	—	—	(0.9)	—	(0.9)
Returns and payments	(174.9)	(30.9)	(29.0)	(12.7)	(0.5)	(12.9)	(260.9)
Balances at 31 December 2012	9.7	24.1	4.5	3.1	6.1	3.0	50.5

Charge-backs

In the United States, we participate in charge-back programmes with a number of entities, principally the PHS, the U.S. Department of Defense, the U.S. Department of Veterans Affairs, group purchasing organisations and other parties whereby pricing on products is extended below wholesalers’ list prices to participating entities. These entities purchase products through wholesalers at the lower negotiated price, and the wholesalers charge the difference between these entities’ acquisition cost and the lower negotiated price back to us. We account for charge-backs by accruing an amount equal to our estimate of charge-back claims attributable to a sale. We determine our estimate of the charge-backs primarily based on historical experience on a product-by-product and programme basis, and current contract prices under the charge-back programmes. We consider vendor payments, estimated levels of inventory in the wholesale distribution channel, and our claim processing time lag and adjust accounts receivable and revenue periodically throughout each year to reflect actual and future estimated experience.

Elan Corporation, plc 2012 Annual Report	103

As described above, there are a number of factors involved in estimating the charge-backs accrual, but the principal factor relates to our estimate of the levels of inventory in the wholesale distribution channel. At 31 December 2012, Tysabri represented approximately 97% of the total charge-backs accrual balance of $9.7 million. If we were to increase our estimated level of inventory in the wholesale distribution channel by one month’s worth of demand for Tysabri, the accrual for charge-backs would increase by approximately $18.9 million. We believe that our estimate of the levels of inventory for Tysabri in the wholesale distribution channel is reasonable because it is based upon multiple sources of information, including data received from all of the major wholesalers with respect to their inventory levels and sell-through to customers, third-party market research data, and our internal information.

Medicaid rebates

In the United States, we are required by law to participate in state government-managed Medicaid programmes, as well as certain other qualifying federal and state government programmes whereby discounts and rebates are provided to participating state and local government entities. Discounts and rebates provided through these other qualifying federal and state government programmes are included in our Medicaid rebate accrual and are considered Medicaid rebates for the purposes of this discussion. We account for Medicaid rebates by establishing an accrual in an amount equal to our estimate of Medicaid rebate claims attributable to a sale. We determine our estimate of the Medicaid rebates accrual primarily based on our estimates of Medicaid claims, Medicaid payments, claims processing lag time, inventory in the distribution channel as well as legal interpretations of the applicable laws related to the Medicaid and qualifying federal and state government programmes, and any new information regarding changes in the Medicaid programmes’ regulations and guidelines that would impact the amount of the rebates on a product-by-product basis. We consider outstanding Medicaid claims, Medicaid payments, claims processing lag time and estimated levels of inventory in the distribution channel and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience. At 31 December 2012, Tysabri represented approximately 98% of the total Medicaid rebates accrual balance of $24.1 million.

Cash and other discounts

Cash and other discounts include cash discounts, generally at 2% of the sales price, as an incentive for prompt payment by customers in the United States. We account for cash discounts by reducing accounts receivable by the full amount of the discounts. We consider payment performance of each customer and adjust the accrual and revenue periodically throughout each year to reflect actual experience and future estimates.

Managed healthcare rebates and other contract discounts

We offer rebates and discounts to managed healthcare organisations in the United States. We account for managed healthcare rebates and other contract discounts by establishing an accrual equal to our estimate of the amount attributable to a sale. We determine our estimate of this accrual primarily based on historical experience on a product-by-product and programme basis and current contract prices. We consider the sales performance of products subject to managed healthcare rebates and other contract discounts, processing claim lag time and estimated levels of inventory in the distribution channel and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

Sales returns

We account for sales returns by reducing accounts receivable in an amount equal to our estimate of revenue recorded for which the related products are expected to be returned.

Our sales returns accrual is estimated principally based on historical experience, the estimated shelf life of inventory in the distribution channel, price increases and our return goods policy (goods may only be returned six months prior to expiration date and for up to 12 months after expiration date). We also take into account product recalls and introductions of generic products. All of these factors are used to adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

In the event of a product recall, product discontinuance or introduction of a generic product, we consider a number of factors, including the estimated level of inventory in the distribution channel that could potentially be returned, historical

104	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

experience, estimates of the severity of generic product impact, estimates of continuing demand and our return goods policy. We consider the reasons for, and impact of, such actions and adjust the sales returns accrual and revenue as appropriate.

As described above, there are a number of factors involved in estimating this accrual, but the principal factor relates to our estimate of the shelf life of inventory in the distribution channel. At 31 December 2012, 90% of the total sales returns accrual balance of $6.1 million (2011: $5.1 million) related to Tysabri. We believe, based upon both the estimated shelf life and also our historical sales returns experience, that the vast majority of this inventory will be sold prior to the expiration dates, and accordingly believe that our sales returns accrual is appropriate.

During 2012, we recorded adjustments of $0.9 million (2011: $1.7 million) to decrease the sales returns accrual related to sales made in prior periods.

Other adjustments

In addition to the sales discounts and allowances described above, we make other sales adjustments primarily related to estimated obligations for credits to be granted to wholesalers under wholesaler service agreements we have entered into with many of our pharmaceutical wholesale distributors in the United States. Under these agreements, the wholesale distributors have agreed, in return for certain fees, to comply with various contractually defined inventory management practices and to perform certain activities such as providing weekly information with respect to inventory levels of product on hand and the amount of out-movement of product. As a result, we, along with our wholesale distributors, are able to manage product flow and inventory levels in a way that more closely follows trends in prescriptions. We generally account for these other sales discounts and allowances by establishing an accrual in an amount equal to our estimate of the adjustments attributable to the sale. We generally determine our estimates of the accruals for these other adjustments primarily based on contractual agreements and other relevant factors, and adjust the accruals and revenue periodically throughout each year to reflect actual experience.

Use of information from external sources

We use information from external sources to identify prescription trends and patient demand, including inventory pipeline data from three major drug wholesalers in the United States. The inventory information received from these wholesalers is a product of their record-keeping process and excludes inventory held by intermediaries to whom they sell, such as retailers and hospitals. We also receive information from IMS Health, a supplier of market research to the pharmaceutical industry, which we use to project the prescription demand-based sales for our pharmaceutical products. Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information is itself in the form of estimates, and reflect other limitations, including lags between the date as at which third-party information is generated and the date on which we receive such information.

d	Share-based compensation

In 2012, we recognised total expense for share-based compensation of $45.9 million (2011: $35.3 million). The fair value of share options awarded to employees, directors and non-employees is calculated using a binomial option-pricing model and the fair value of options issued under our EEPP is calculated using the Black-Scholes option-pricing model, taking into account the relevant terms and conditions. The binomial option-pricing model is used to estimate the fair value of our share options because it better reflects the possibility of exercise before the end of the options’ life. The binomial option-pricing model also integrates possible variations in model inputs, such as risk-free interest rates and other inputs, which may change over the life of the options. Options issued under our EEPP have relatively short contractual lives, or must be exercised within a short period of time after the vesting date, and the input factors identified above do not apply. Therefore, the Black-Scholes option-pricing model produces a fair value that is substantially the same as a more complex binomial option-pricing model for these options. The amount recognised as an expense is adjusted each period to reflect actual and estimated future levels of vesting based on the satisfaction of service conditions.

Estimating the fair value of share-based awards at grant or vest date using an option-pricing model, such as the binomial model, is affected by our share price as well as assumptions regarding a number of complex variables. These variables include, but are not limited to, the expected share price volatility over the term of the awards, risk-free interest rates, and

Elan Corporation, plc 2012 Annual Report	105

actual and projected employee exercise behaviours. If factors change and/or we employ different assumptions in estimating the fair value of share-based awards in future periods, the compensation expense that we record for future grants may differ significantly from what we have recorded in the Consolidated Financial Statements. However, we believe we have used reasonable assumptions to estimate the fair value of our share-based awards. For additional information on our share-based compensation, refer to Note 28.

e	Provisions and contingent liabilities relating to actual or potential administrative proceedings

We are currently involved in legal and administrative proceedings, relating to securities matters, patent matters, product liability matters and other matters, some of which are described in Note 35. We assess the likelihood of any adverse outcomes to these proceedings, including legal matters, as well as probable losses. We record provisions when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, or where the amount of the obligation cannot be measured with reasonable reliability. Provisions are remeasured at each balance sheet date based on the best estimate of the settlement amount. As at 31 December 2012, we had provided for $1.0 million (2011: $0.7 million), representing our estimate of the costs for the current resolution of these matters.

In March 2011, we paid $203.5 million relating to the agreement-in-principle announced in July 2010, which was finalised with the U.S. Attorney’s Office for the District of Massachusetts in December 2010 to resolve all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran (zonisamide), an antiepileptic prescription medicine that we divested in 2004. At 31 December 2010, we held $203.7 million in an escrow account to cover the settlement amount and during 2010 we recorded a $206.3 million reserve charge for the settlement, interest and related costs. This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

We developed estimates in consultation with outside counsel handling our defence in these matters using the facts and circumstances known to us. The factors that we consider in developing our legal settlements provision include the merits and jurisdiction of the litigation, the nature and number of other similar current and past litigation cases, the nature of the product and assessment of the science subject to the litigation, and the likelihood of settlement and state of settlement discussions, if any. We believe that the legal settlement provision that we have established is appropriate based on current facts and circumstances. However, it is possible that other people applying reasonable judgement to the same facts and circumstances could develop a different liability amount. The nature of these matters is highly uncertain and subject to change. As a result, the amount of our liability for certain of these matters could exceed or be less than the amount of our estimates, depending on the outcome of these matters.

f	Income taxes

A DTA is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. DTAs are reduced to the extent that it is no longer probable that the related income tax benefit will be realised. Significant judgement is required in determining whether it is probable that sufficient future taxable profits will be available against which the asset can be utilised. Our judgements take into account projections of the amount and category of future taxable income, such as income from operations or capital gains income. Actual operating results and the underlying amount and category of income in future years could render our current assumptions of recoverability of net DTAs inaccurate. At 31 December 2012 and 2011, we believe there is evidence to support the generation of sufficient future income to conclude that it is probable that the DTAs recognised will be realised in future years.

Significant estimates and judgements are also required in determining our income tax expense. Some of these estimates are based on management’s interpretations of jurisdiction-specific tax laws or regulations and the likelihood of settlement related to tax audit issues. Various internal and external factors may have favourable or unfavourable effects on our future effective income tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, changes in estimates of prior years’ items, past and future levels of R&D spending, likelihood of settlement, and changes in overall levels of income before taxes. For additional information on our income taxes, refer to Note 11.

106	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

5.	Revenue

Revenue for the years ended 31 December consisted of the following:

	2012 $m	2011 $m
Product revenue
Royalties	0.7	2.7
Azactam	(0.5)	0.9
Maxipime	—	0.4
Total revenue	0.2	4.0

Royalties of $0.7 million (2011: $2.7 million) relate to legacy products previously owned by us.

We ceased distributing Azactam and Maxipime in 2010. The revenue and adjustments for these products in 2011 and 2012 relates to adjustments to discounts and allowances associated with sales prior to the cessation of distribution.

6.	Operating Segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (CODM). Our CODM has been identified as Mr. G. Kelly Martin, chief executive officer (CEO). On 16 September 2011, we announced the completion of the merger between Alkermes, Inc. and EDT. Prior to the divestment of the EDT business, our business was organised into two business units: BioNeurology and EDT, and our CEO reviewed the business from this perspective. Following the divestment of EDT, we are organised in a single operating segment structure.

Segment performance is evaluated based on operating income/(loss) and Adjusted Earnings Before Interest, Taxes, Depreciation and Amortisation (EBITDA).

The results of our continuing operations for 2012 and 2011 are set out in the Consolidated Income Statement on page 81. The results of our discontinued operations for 2012 and 2011 are set out in Note 12. A reconciliation of the Adjusted EBITDA of continuing and discontinued operations to the operating loss of continuing and discontinued operations for 2012 and 2011 is set out below.

	Continuing operations		Discontinued operations		Total
	2012 $m	2011 $m	2012 $m	2011 $m	2012 $m	2011 $m
Adjusted EBITDA	(168.1)	(174.9)	361.7	387.9	193.6	213.0
Depreciation and amortisation	(11.5)	(14.8)	(15.1)	(23.5)	(26.6)	(38.3)
Amortised fees	(0.1)	0.6	—	—	(0.1)	0.6
Share-based compensation expense(1)	(29.3)	(21.6)	(9.8)	(11.0)	(39.1)	(32.6)
Other charges	(157.9)	(24.3)	(4.2)	(18.0)	(162.1)	(42.3)
Legal settlement gains	—	—	—	84.5	—	84.5
Operating profit/(loss)	(366.9)	(235.0)	332.6	419.9	(34.3)	184.9

(1)	Share-based compensation expense excludes share-based compensation included in other charges of $6.0 million (2011: $1.1 million), and a share-based compensation expense of $0.8 million (2011: $1.6 million) included in net loss/(gain) on divestment of business.

Entity-wide disclosures

For 2012 and 2011, our revenue is presented below by geographical area. Similarly, total assets, property, plant and equipment, and intangible assets are presented below on a geographical basis at 31 December 2012 and 2011.

Elan Corporation, plc 2012 Annual Report	107

Revenue by region (by destination of customers):

	2012 $m	2011 $m
Region:
United States	0.2	1.2
Ireland	—	1.7
Rest of world	—	1.1
Total revenue from continuing operations	0.2	4.0
United States	399.3	459.2
Ireland	—	36.0
Rest of world	316.6	339.4
Total revenue from discontinued operations	715.9	834.6
Total revenue from continuing and discontinued operations	716.1	838.6

Non-current assets by region at 31 December 2012 were as follows:

	Property, Plant & Equipment $m	Other Intangible Assets $m	Investment in Associate $m	Other Non- Current Assets $m	Total Non-current Assets(1) $m
Region:
Country of domicile–Ireland	3.8	35.0	14.0	0.8	53.6
United States	8.9	3.0	—	5.5	17.4
Total assets	12.7	38.0	14.0	6.3	71.0

(1)	Non-current assets exclude financial instruments, DTAs and pension assets.

Non-current assets by region at 31 December 2011 were as follows:

	Property, Plant & Equipment $m	Goodwill and Other Intangible Assets $m	Investment in Associate $m	Other Non- Current Assets $m	Total Non-current Assets(1) $m
Region:
Country of domicile–Ireland	4.8	121.9	681.7	7.7	816.1
United States	78.4	4.6	—	5.7	88.7
Rest of world	—	14.5	—	—	14.5
Total assets	83.2	141.0	681.7	13.4	919.3

(1)	Non-current assets exclude financial instruments, DTAs and pension assets.

Major customers

In 2012, AmerisourceBergen Corporation accounted for 56% (2011: 40%) and Biogen Idec accounted for 44% (2011: 38%) of total continuing and discontinued operations revenue. No other customer or collaborator accounted for more than 10% of total revenue from total continuing and discontinued operations in 2012 and 2011.

7.	Other Charges

The principal items classified as other charges include severance, restructuring and other costs, facilities and other asset impairment charges and the Cambridge collaboration termination charge. We believe that disclosure of significant other charges is meaningful because it provides additional information in relation to analysing certain items.

108	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

Included within cost of sales, selling, general and administrative (SG&A) expenses and R&D expenses from continuing operations were total other charges of $157.9 million for 2012 and $24.3 million for 2011 consisting of the following:

2012
	Cost of Sales $m	SG&A $m	R&D $m	Total $m
(a) Facilities and other asset impairment charges	—	39.6	67.9	107.5
(b) Severance, restructuring and other costs	—	18.0	24.4	42.4
(c) Cambridge collaboration termination charge	—	—	8.0	8.0
Total other net charges	—	57.6	100.3	157.9

2011
	Cost of Sales $m	SG&A $m	R&D $m	Total $m
(a) Facilities and other asset impairment charges	—	2.6	12.9	15.5
(b) Severance, restructuring and other costs	(0.2)	5.2	3.8	8.8
Total other net charges	—	7.8	16.7	24.3

(a)	Facilities and other asset impairment charges

During 2012, we incurred facilities and other asset impairment charges of $107.5 million, which is primarily comprised of asset impairment charges of $66.1 million and lease termination charges of $34.6 million relating to the planned closure of the South San Francisco facility following the separation of the Prothena Business and cessation of our remaining early stage research activities. We also incurred an additional onerous lease charge of $6.4 million relating to EDT’s King of Prussia, Pennsylvania site which closed in 2011, due to a reassessment of the probable sub-lease income to be achieved over the remaining term of the lease.

During 2011, we incurred facilities and other asset impairment charges of $15.5 million, which included asset impairment charges of $3.6 million and lease charges of $11.9 million relating to the consolidation of our facilities in South San Francisco and the closure of EDT’s King of Prussia, Pennsylvania site.

(b)	Severance, restructuring and other costs

During 2012, we incurred severance and restructuring charges of $42.4 million, principally relating to the planned closure of the South San Francisco facility and associated reduction in headcount following the separation of the Prothena Business and cessation of our remaining early stage research activities.

During 2011, we incurred severance, restructuring and other costs of $8.8 million, principally relating to a realignment and restructuring of our R&D organisation and reduction of related support activities as well as the reduction in our general and administrative (G&A) activities following the divestment of the EDT business.

(c)	Cambridge collaboration termination charge

Following the cessation of our early stage research activities, we terminated our Collaboration Agreement with the University of Cambridge and incurred a charge of $8.0 million.

Elan Corporation, plc 2012 Annual Report	109

8.	Net Interest and Investment Gains and Losses

For the years ended 31 December net interest and investment gains and losses consisted of the following:

	2012 $m	2011 $m
Interest expense (including amortisation of deferred financing costs):
Interest on 2016 Notes issued October 2009	33.9	54.8
Interest on 2016 Notes issued August 2010	11.5	18.3
Interest on 6.25% Notes	9.6	—
Interest on 2013 Notes	—	32.9
Interest on 2013 Floating Rate Notes	—	0.5
Total debt interest expense	55.0	106.5
Net foreign exchange (gains)/losses	(0.1)	0.7
Other financial losses	1.0	1.3
Interest expense	55.9	108.5
Investment (gains)/losses:
Impairment charges	1.2	—
Gains on disposal of investments	—	(2.4)
Other	—	(0.2)
Investment (gains)/losses	1.2	(2.6)
Interest income	(0.6)	(0.9)
Net losses on investments in associates (refer to Note 9)	235.2	67.7
Net charge on debt retirement	76.1	47.0
Distribution in specie—fair value loss (refer to Note 30)	0.7	—
Net interest and investment gains and losses	368.5	219.7

Investment Gains and Losses

Net investment losses were $1.2 million in 2012, compared to a $2.6 million gain in 2011. The net investment losses in 2012 relate to an impairment of our marketable equity securities. The net investment gains in 2011 are primarily related to the disposal of investment securities.

The framework used for measuring the fair value of our investment securities is described in Note 31. For additional information on our available-for-sale investments, please refer to Note 18.

Net Charge on Debt Retirement

2012

In 2012, we redeemed the outstanding aggregate principal amount of the 8.75% Senior Notes due 2016 issued October 2009 (the 2016 Notes issued October 2009) of $472.1 million and the outstanding aggregate principal amount of the 8.75% Senior Notes due 2016 issued August 2010 (the 2016 Notes issued August 2010) of $152.4 million.

We recorded a net charge on debt retirement of $76.1 million in 2012 in connection with the redemption of this debt. This was comprised of total early redemption premiums of $58.0 million and the write-off of unamortised deferred financing costs and original issue discounts of $18.1 million.

110	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

2011

In 2011, following the divestment of EDT, we redeemed the outstanding aggregate principal amount of the 8.875% Senior Fixed Rate Notes due 2013 (the 2013 Fixed Rate Notes) of $449.5 million and the outstanding aggregate principal amount of the Senior Floating Rate Notes Due 2013 (the 2013 Floating Rate Notes) of $10.5 million. We also redeemed $152.9 million of the outstanding aggregate principal amount of the 2016 Notes issued October 2009 and $47.6 million of the outstanding aggregate principal amount of the 2016 Notes issued August 2010.

We recorded a net charge on debt retirement of $47.0 million in 2011 in connection with the redemption of this debt. This was comprised of early redemption premiums of $33.4 million, the write-off of unamortised deferred financing costs and original issue discounts of $10.2 million and transaction costs of $3.4 million.

9.	Investments in Associates

The carrying amount of the investments in associates for the years ended 31 December consisted of the following:

	Janssen AI $m	Proteostasis $m	Alkermes $m	Total $m
1 January 2011	209.0	—	—	209.0
Addition	—	20.0	528.6	548.6
Share of net losses of associates—continuing operations	(65.0)	(2.7)	—	(67.7)
Share of net losses of associate—discontinued operations	—	—	(8.2)	(8.2)
31 December 2011	144.0	17.3	520.4	681.7
Share of net losses of associates—continuing operations	(114.6)	(3.3)	—	(117.9)
Impairment of investment in associate—continuing operations	(117.3)	—	—	(117.3)
Share of net losses of associate—discontinued operations	—	—	(15.5)	(15.5)
Addition	76.9	—	—	76.9
Disposal of investment in associate	—	—	(504.9)	(504.9)
Reclassification of excess of losses over investment to current liabilities	11.0	—	—	11.0
31 December 2012	—	14.0	—	14.0

Janssen AI

In September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, acquired substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer). In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. In general, Elan is entitled to a 49.9% share of all net profits generated by Janssen AI beginning from the date Janssen AI becomes net profitable and certain royalty payments upon the commercialisation of products under the AIP collaboration. Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialisation of the AIP to the extent the funding is required by the collaboration. Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment is required to be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. If we fail to provide our share of the $400.0 million commitment or any additional funding that is required for the development of the AIP, and if Johnson & Johnson or a third party elects to fund such an amount, our interest in Janssen AI could, at the option of Johnson & Johnson, be commensurately reduced. We recorded our investment in Janssen AI as an investment in associate and this investment was initially recognised based on the estimated fair value of the investment acquired, representing the fair value of our proportionate 49.9% share of Janssen AI’s AIP assets and our proportionate 49.9% interest in the Johnson & Johnson contingent funding commitment. The carrying value of $144.0 million at 31 December 2011 was comprised of our share of the Janssen AI AIP assets of $117.3 million and our proportionate 49.9% interest in the Johnson & Johnson contingent funding commitment of $26.7 million.

Elan Corporation, plc 2012 Annual Report	111

Our proportionate interest in the Johnson & Johnson contingent funding commitment was remeasured at 31 December 2011 to reflect changes in the probability that the cash will be spent and thereby give rise to the expected cash flows under the commitment, and to reflect the time value of money. As at 31 December 2011, the range of assumed probabilities applied to the expected cash flows was 95%-79%. The range of discount rates applied remained at 1%-1.5%, which was also the range used for initial recognition. The remeasurement of our proportionate interest in the Johnson & Johnson contingent funding commitment as at 31 December 2011 resulted in an increase in the carrying value of our investment in associate of $42.9 million, which was offset by our share of Janssen AI’s losses of $107.9 million, resulting in a net loss of $65.0 million in the Consolidated Income Statement for the year ended 31 December 2011. During 2012, the remaining balance of the initial $500.0 million funding commitment, which amounted to $57.6 million at 31 December 2011, was spent. Subsequent to the full utilisation of the initial $500.0 million funding commitment, we provided funding of $76.9 million to Janssen AI during 2012.

On 6 August 2012, Johnson & Johnson issued a press release announcing the discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease based on the co-primary clinical endpoints not being met in the Janssen AI-led Phase 3 clinical studies. As a result of the discontinuation, we recorded a non-cash impairment charge of $117.3 million on our Janssen AI investment in associate, representing the full initial estimated value of Elan’s 49.9% share of the Janssen AI AIP assets. Janssen AI recorded an impairment charge of $678.9 million representing its full carrying value of the AIP assets.

As a result of the losses on the investment in associate incurred to date, relating to our share of the losses in excess of the losses funded solely by Johnson & Johnson’s initial $500.0 million funding commitment, and the impairment charge of $117.3 million recognised during 2012, there is an excess of losses over the investment made in Janssen AI at 31 December 2012 of $11.0 million (2011: $Nil). This amount has been recorded as a current liability at 31 December 2012. In addition, Elan provided further funding to Janssen AI of $29.9 million during January 2013, which will be recorded in the 2013 financial statements.

As of 31 December 2011, the carrying amount of our Janssen AI investment of $144.0 million was approximately $230 million below our share of Janssen AI’s reported book value of its net assets. This difference related to the lower estimated value of Janssen AI’s AIP assets when the investment was initially recorded, as well as the probability adjustment factor that we incorporated into the carrying value of our 49.9% interest in the Johnson & Johnson contingent funding commitment. The difference in the initial estimated values of the AIP assets was eliminated during 2012 when Elan and Janssen AI recorded impairment charges of $117.3 million and $678.9 million, respectively, representing their respective initial estimated values of the AIP assets. In relation to the asset created by the Johnson & Johnson contingent funding commitment, the difference in the carrying amounts was eliminated during 2012 when the remaining balance of the initial $500.0 million funding commitment provided by Johnson & Johnson to Janssen AI was spent.

Summarised financial information of Janssen AI is presented below. The balance sheet amounts are presented as at 31 December of each year. The income statement amounts are for the years to 31 December 2012 and 2011.

	2012 $m	2011 $m
Current assets	41.9	12.9
Non-current assets	9.3	688.6
Current liabilities	60.6	60.2
Non-current liabilities	0.9	8.9
R&D expenses for the year	188.7	185.3
Asset impairment charge	678.9	—
Net loss for the year	913.7	216.3

Proteostasis

In May 2011, we invested $20.0 million into equity capital of Proteostasis and became a 24% shareholder. Our $20.0 million equity interest in Proteostasis has been recorded as an investment in associate on the Consolidated Balance Sheet. The net loss recorded on the investment in associate in 2012 was $3.3 million (2011: $2.7 million), representing our share of the net losses of Proteostasis. At 31 December 2012, we held approximately 21% of the total issued share capital of Proteostasis.

112	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

Alkermes plc

In connection with the divestment of our EDT business on 16 September 2011, we received 31.9 million ordinary shares of Alkermes plc, which represented approximately 25% of the equity of Alkermes plc at the close of the transaction. Our equity interest in Alkermes plc was recorded as an investment in associate on the Consolidated Balance Sheet at a carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction. The carrying amount was approximately $300 million higher than our share of the book value of the net assets of Alkermes plc. Based on our assessment of the fair value of the net assets of Alkermes plc on the date of the transaction, this difference principally related to identifiable intangible assets and goodwill attributable to the Alkermes, Inc. business prior to its acquisition of EDT.

In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc. Following the sale, our remaining equity interest of approximately 6%, (7.75 million ordinary shares of Alkermes plc), was classified as an available-for-sale investment with an initial carrying value of $134.1 million and equity method accounting no longer applied to this investment. See Note 12 for additional information on the disposal of shares in Alkermes plc.

During 2012, we recorded a net loss on the investment in associate of $12.5 million (2011: $4.3 million) related to our share of the losses of Alkermes plc in the period prior to the disposal of the 24.15 million ordinary shares of Alkermes plc. We also recorded an expense of $3.0 million (2011: $3.9 million) related to the amortisation of a basis difference between the carrying amount of our investment in the associate and our share of the book value of the assets of Alkermes plc.

On 31 January 2013, we announced that we had agreed to sell all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on 6 February 2013 and we received proceeds of $169.7 million. We will recognise a realised gain on the disposal of the Alkermes plc available-for-sale investment of $35.6 million in the 2013 Consolidated Financial Statements.

For additional information on the EDT transaction with Alkermes, Inc. refer to Note 12.

Elan Corporation, plc 2012 Annual Report	113

10.	Loss Before Tax

The loss before tax from continuing and discontinued operations has been arrived at after charging the following items:

	2012 $m	2011 $m
Auditor’s remuneration:
The following fees were payable to KPMG Ireland:
Audit and assurance services(1) (2)	1.8	1.8
Tax advisory services(3)	0.8	0.8
	2.6	2.6
The following fees were payable to other KPMG firms outside of Ireland:
Audit and assurance services	0.4	0.2
Tax advisory services	0.9	0.4
	1.3	0.6
Total fees	3.9	3.2
Directors’ emoluments:
Share-based compensation expense	8.5	6.2
Fees	1.0	1.1
Other emoluments and benefits in kind	2.3	3.3
Pension contributions	—	0.1
Payments to retired directors	0.1	—
Total directors’ emoluments	11.9	10.7
Amortisation of intangible and other assets	16.4	18.4
Depreciation of property, plant and equipment	10.2	19.9
Gain on disposal of property, plant and equipment	—	(0.2)
Impairment of property, plant and equipment	64.3	10.0
Impairment of intangible assets	1.8	0.3
Loss/(gain) on divestment of business	17.9	(644.0)
Operating lease rentals:
Premises	19.0	23.4
Plant and equipment	0.2	0.4
Sublease income	(2.8)	(2.8)

(1)	Audit and assurance services include fees related to the audit of our Consolidated Financial Statements of $1.1 million (2011: $1.1 million). Other assurance services are for assurance and related services that are traditionally performed by the independent auditor, including comfort letters, statutory audits, interim reviews, due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

(2)	In 2012, $0.1 million (2011: $0.1 million) of audit services fees relates to the Parent Company.

(3)	Tax fees consist of fees for professional services for tax compliance and various tax advice.

For additional information regarding directors’ shareholdings, share options and compensation, please refer to the Report of the Leadership, Development and Compensation Committee (LDCC) on pages 66 to 76 which forms part of the Directors’ Report.

114	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

11.	Income Tax

The components of the income tax (benefit)/expense for the years ended 31 December from continuing and discontinued operations were as follows:

	2012 $m	2011 $m
Continuing Operations
Current tax expense/(benefit)	0.1	(7.2)
Deferred tax (benefit)/expense—origination and reversal of timing differences	(371.6)	20.4
Income tax (benefit)/expense—continuing operations	(371.5)	13.2
Discontinued Operations
Current tax expense	—	—
Deferred tax expense	60.7	57.9
Income tax expense—discontinued operations	60.7	57.9
Total Operations
Current tax expense/(benefit)	0.1	(7.2)
Deferred tax (benefit)/expense—origination and reversal of timing differences	(310.9)	78.3
Total income tax (benefit)/expense	(310.8)	71.1

The 2012 income tax benefit for continuing and discontinued operations of $310.8 million reflects federal and state income taxes at standard rates in the jurisdictions in which we operate and includes a deferred tax benefit of $310.9 million.

The 2011 income tax expense for continuing and discontinued operations of $71.1 million reflects federal and state income taxes at standard rates in the jurisdictions in which we operate, foreign withholding tax and includes a deferred tax expense of $78.3 million.

The 2012 deferred tax benefit for continuing and discontinued operations of $310.9 million includes an Irish deferred tax benefit of $335.0 million and U.S. deferred tax expense of $24.1 million. The Irish deferred tax benefit of $335.0 million relates primarily to the recognition of DTAs, the benefits of which will more likely than not be recognised by offsetting Irish taxable income arising from the Tysabri divestment announced on 6 February 2013. The U.S. deferred tax expense of $24.1 million relates primarily to changes in the expected recoverability of our U.S. federal and state DTAs given the reduced recurring U.S. income going forward, following the proposed Tysabri divestment.

The 2011 deferred tax expense from continuing and discontinued operations of $78.3 million includes one-time non-cash charges of $60.8 million. Of the $60.8 million one-time charges, $17.9 million is due to changes in the expected recoverability of our federal tax credits following the sale of EDT and $42.9 million arises due to the application of new state tax income attribution rules. Following the introduction of these new state tax income attribution rules, we no longer expected to benefit from certain state tax loss and credit carryforwards and therefore reduced our state DTAs by this amount.

Elan Corporation, plc 2012 Annual Report	115

A reconciliation of the expected tax (benefit)/expense for continuing operations is computed by applying the standard Irish tax rate to the loss before tax and the reconciliation to the actual tax expense is as follows:

	2012 $m	2011 $m
Net loss before tax from continuing operations	(735.4)	(454.7)
Irish standard tax rate	12.5%	12.5%
Taxes at the Irish standard rate	(91.9)	(56.8)
Irish income at rates other than the standard rate	0.1	0.6
Foreign income at rates other than the Irish standard rate	(50.5)	(43.1)
Impact of new state tax rules	—	42.9
Current year losses surrendered against profits arising in discontinued operations	34.0	37.0
Change in expected recovery of DTAs	(285.8)	17.9
Expenses/losses creating no income tax benefit	2.6	9.2
Impairment of carrying value of Janssen AI investment	16.3	—
Other	3.7	5.5
Income tax (benefit)/expense on net loss	(371.5)	13.2

The foreign rate differential reconciling item of $50.5 million for 2012 was comprised primarily of a $32.3 million tax reduction related to Bermudian income, a $1.1 million tax reduction related to ROW income and a $17.1 million benefit related to U.S. losses. The foreign rate differential reconciling item of $43.1 million for 2011 was comprised primarily of a $33.2 million tax reduction related to the Bermudian income, a $11.3 million benefit related to U.S. losses partially offset by an increase of $1.4 million related to ROW income.

The change in expected recovery of DTAs reconciling item of $285.8 million for 2012 relates primarily to the recognition of Irish DTAs expected to be utilised in 2013 as a result of the Tysabri divestment. This is partially offset by a U.S. deferred tax expense arising from changes in the expected recoverability of our U.S. federal and state DTAs given the reduced recurring U.S. income going forward, following the Tysabri divestment.

Our net deferred taxation asset at 31 December was as follows:

	2012 $m	2011 $m
Deferred taxation liabilities:
Property, plant and equipment	—	(0.3)
Total deferred taxation liabilities	—	(0.3)
Deferred taxation assets:
Reserves/provisions, tax credits and capitalised items	43.2	85.0
Deferred interest	38.5	5.1
Net operating losses	309.0	6.1
Share-based compensation—net operating losses	95.8	165.7
Share-based compensation—outstanding awards	—	18.2
Total deferred taxation assets	486.5	280.1
Net deferred taxation asset	486.5	279.8

116	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

The movement in deferred tax balances during the year were as follows:

	Balance 1 January 2012 $m	Recognised in Profit or Loss $m	Recognised in Equity $m	Balance 31 December 2012 $m
Deferred taxation liabilities:
Property, plant and equipment	(0.3)	0.3	—	—
Total deferred taxation liabilities	(0.3)	0.3	—	—
Deferred taxation assets:
Reserves/provisions, tax credits and capitalised items	85.0	(41.8)	—	43.2
Deferred interest	5.1	33.4	—	38.5
Net operating losses	6.1	302.9	—	309.0
Share-based compensation—net operating losses	165.7	16.1	(86.0)	95.8
Share-based compensation—outstanding awards	18.2	—	(18.2)	—
Total deferred taxation asset	280.1	310.6	(104.2)	486.5
Net deferred taxation asset	279.8	310.9	(104.2)	486.5

	Balance 1 January 2011 $m	Recognised in Profit or Loss $m	Recognised in Equity $m	Balance 31 December 2011 $m
Deferred taxation liabilities:
Property, plant and equipment	(4.4)	4.1	—	(0.3)
Total deferred taxation liabilities	(4.4)	4.1	—	(0.3)
Deferred taxation assets:
Reserves/provisions, tax credits and capitalised items	140.4	(55.4)	—	85.0
Deferred interest	3.2	1.9	—	5.1
Net operating losses	35.2	(29.1)	—	6.1
Share-based compensation—net operating losses	157.5	0.2	8.0	165.7
Share-based compensation—outstanding awards	4.8	—	13.4	18.2
Total deferred taxation asset	341.1	(82.4)	21.4	280.1
Net deferred taxation asset	336.7	(78.3)	21.4	279.8

The 2012 net increase in DTAs of $206.7 million includes a reduction of $104.2 million in share-based compensation DTAs recognised in shareholders’ equity, within the share-based compensation reserve. This reduction arises primarily as a result of changes in the expected recoverability of these DTAs given the reduced recurring U.S. income going forward, following the Tysabri divestment.

The 2011 net decrease in DTAs of $56.9 million includes an increase of $21.4 million in share-based compensation DTAs recognised in shareholders’ equity, within the share-based compensation reserve. This increase is due primarily to additional equity Net Operating Losses (NOLs) arising during 2011 and a higher value attributable to outstanding equity awards as result of a higher closing share price as at 31 December 2011.

Elan Corporation, plc 2012 Annual Report	117

The following DTAs have not been recognised in the balance sheet as it is not probable that the assets will be realised in the future:

	2012 $m	2011 $m
Net operating losses	45.3	317.5
Share based compensation	85.6	—
Tax credits	82.5	52.2
Reserves/provision and capitalised items	7.5	10.6
Deferred interest	224.6	231.3
Other	27.0	13.0
Total	472.5	624.6

The gross amount of unused tax loss carryforwards with their expiry dates is as follows:

	Ireland 2012 $m	U.S. State 2012 $m	U.S. Federal 2012 $m	Rest of World 2012 $m	Total 2012 $m
One year	—	—	—	5.0	5.0
Two years	—	—	—	—	—
Three years	—	41.0	—	—	41.0
Four years	—	83.3	—	1.1	84.4
Five years	—	18.9	—	0.9	19.8
More than five years	2,615.5	79.4	523.4	—	3,218.3
Total	2,615.5	222.6	523.4	7.0	3,368.5

	Ireland 2011 $m	U.S. State 2011 $m	U.S. Federal 2011 $m	Rest of World 2011 $m	Total 2011 $m
One year	—	2.3	—	8.6	10.9
Two years	—	—	—	5.5	5.5
Three years	—	—	—	—	—
Four years	—	41.0	—	—	41.0
Five years	—	83.3	—	—	83.3
More than five years	2,477.0	74.8	494.6	0.7	3,047.1
Total	2,477.0	201.4	494.6	14.8	3,187.8

At 31 December 2012, certain of our Irish subsidiaries had net operating loss carryovers for income tax purposes of $2,615.5 million. These can be carried forward indefinitely but are limited to the same trade/trades.

At 31 December 2012, certain U.S. subsidiaries had net operating loss carryovers for federal income tax purposes of approximately $523.4 million and for state income tax purposes of approximately $222.6 million. These net operating losses include share option deductions. The federal net operating losses expire from 2018 to 2032. The state net operating losses expire from 2015 to 2032. In addition, at 31 December 2012, certain U.S. subsidiaries had federal research credit carryovers of $40.0 million; orphan drug credit carryovers of $9.7 million and alternative minimum tax (AMT) credits of $6.0 million. The $40.0 million of research credits will expire from 2018 through 2031 and the $9.7 million of orphan drug credits will expire from 2018 through 2020. The AMT credits will not expire. It is more likely than not that the $40.0 million of research credits and the $9.7 million of orphan drug credits will not be utilised before they expire, therefore, we have not

118	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

recognised a DTA in respect of these credits. Certain U.S. subsidiaries also had state credit carryovers of $50.3 million ($32.7 million net of federal tax benefit), mostly related to state research credits, which can be carried to subsequent tax years indefinitely. However due to the reduced recurring U.S. income going forward following the Tysabri divestment, in addition to the availability of net operating loss carryovers, it is more likely than not that the U.S. subsidiaries will not benefit from these state research credit carryovers. On that basis, we have not recognised a DTA in respect of these credits.

The remaining loss carryovers of $7.0 million have arisen in The Netherlands and are subject to time limits and other local rules.

We have not had “changes in ownership” as described in the U.S. Internal Revenue Code Section 382 in 2012 or 2011.

No taxes have been provided for the unremitted earnings of our overseas subsidiaries as any tax basis differences relating to investments in these overseas subsidiaries are considered to be permanent in duration. No taxable remittances have occurred during the last three years. Cumulative unremitted earnings of overseas subsidiaries totalled approximately $3,235.9 million at 31 December 2012 (2011: $2,973.9 million). Unremitted earnings may be liable to Irish taxation (potentially at a rate of 12.5%) if they were to be distributed as dividends.

Our tax balance at 31 December was as follows:

	2012 $m	2011 $m
Income tax prepayments	(3.3)	(3.2)
Income tax payable—non-current	4.0	5.5
Income tax payable—current	1.0	0.1
Total	1.7	2.4

12.	Discontinued Operations

Tysabri

On 6 February 2013, we announced that we had entered into an asset purchase agreement with Biogen Idec to transfer to Biogen Idec all Tysabri IP and other assets related to Tysabri. As a result of this transaction, Biogen Idec will have sole authority over and exclusive worldwide rights to the development, manufacturing and commercialisation of Tysabri. In accordance with the terms of the transaction, upon consummation of the transaction, the existing collaboration arrangements with Biogen Idec will be terminated and Biogen Idec will pay to us an upfront payment of $3.25 billion and continuing royalties on Tysabri in-market sales. We will earn a royalty of 12% of global net sales of Tysabri during the first 12 months following the closing of the transaction. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on annual global net sales above $2.0 billion. We will recognise a gain on the disposal of the Tysabri business of approximately $3 billion in the 2013 Consolidated Financial Statements. On 8 March 2013, we provided an update on the Tysabri Transaction. Two material closing conditions in connection with the Tysabri Transaction were the review process under the Hart-Scott-Rodino Antitrust Improvements Act in the United States and the review by the Spanish Competition Authority in Europe. The waiting period for the U.S. antitrust review under HSR expired on 8 March 2013. This followed the clearance on 6 March 2013, of the Tysabri Transaction by the Spanish Competition Authority. Consequently, in accordance with the terms of the Asset Purchase Agreement, and assuming satisfaction of the other closing conditions, closing is expected to occur during the second quarter of 2013.

As a result of the decision to dispose of the Tysabri asset rights, the results of Tysabri for the year ended 31 December 2012 are presented as a discontinued operation in the Consolidated Income Statement and the comparative amounts have been restated to reflect this classification. The assets of the Tysabri business have been presented as held for sale as of 31 December 2012. Refer to Note 23 for additional information on these assets held for sale.

Prothena

On 20 December 2012, we completed the separation of the Prothena Business into a new, publicly traded company incorporated in Ireland. The issued share capital of Prothena was admitted to trading on the NASDAQ Global Market on 21 December 2012. Prothena focuses on the discovery and development of novel antibodies for the potential treatment of a

Elan Corporation, plc 2012 Annual Report	119

broad range of diseases that involve protein misfolding or cell adhesion. The separation of the Prothena Business from Elan was completed through a demerger under Irish law. The demerger was effected by Elan transferring our wholly-owned subsidiaries comprising the Prothena Business to Prothena, in exchange for Prothena issuing Prothena ordinary shares directly to Elan shareholders, on a pro rata basis. Prothena’s issuance of its outstanding shares constituted a deemed in specie distribution by Elan to Elan shareholders. Each Elan shareholder received one Prothena ordinary share for every 41 Elan ordinary shares or Elan ADSs held. For additional information on the Prothena distribution in specie, refer to Note 30.

Immediately following the separation of the Prothena Business, a wholly owned subsidiary of Elan subscribed for 3.2 million newly-issued ordinary shares of Prothena, representing 18% of the outstanding ordinary shares of Prothena. This investment was recorded as an available for sale investment on the Consolidated Balance Sheet at an initial fair value of $22.9 million.

The financial results of the Prothena Business for the period up to 20 December 2012, the effective date of the separation, have been presented as a discontinued operation in the 2012 Consolidated Income Statement and comparative amounts have been restated to reflect this classification.

EDT

On 16 September 2011, we announced the completion of the merger between Alkermes, Inc. and EDT following the approval of the merger by Alkermes, Inc. shareholders on 8 September 2011. Alkermes, Inc. and EDT were combined under a new holding company incorporated in Ireland named Alkermes plc. In connection with the transaction, we received $500.0 million in cash and 31.9 million ordinary shares of Alkermes plc common shares. At the close of the transaction, we held approximately 25% of the equity of Alkermes plc, with the existing shareholders of Alkermes, Inc. holding the remaining 75% of the equity. Alkermes plc shares are registered in the United States and trade on the NASDAQ stock market. Our equity interest in Alkermes plc was recorded as an investment in associate on the Consolidated Balance Sheet at an initial carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction.

The results of EDT were presented as a discontinued operation in the 2011 Consolidated Income Statement and the comparative amounts have been restated to reflect this classification.

120	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

(a)	Income statement

The income statement financial information relating to Tysabri for the years ended 31 December 2012 and 2011; the Prothena Business for the period up to 20 December 2012 and the year ended 31 December 2011; and the EDT business for the years ended 31 December 2012 and 2011, are set out below (in millions):

	Tysabri	Prothena	EDT	Total
	2012 $m	2012 $m	2012 $m	2012 $m
Revenue	715.9	—	—	715.9
Cost of sales	272.9	—	—	272.9
Gross profit	443.0	—	—	443.0
Selling, general and administrative expenses	14.4	2.0	—	16.4
Research and development expenses	62.7	31.3	—	94.0
Operating profit	365.9	(33.3)	—	332.6
Net interest and investment gains and losses:
Net gain on disposal of investment in associate	—	—	(10.1)	(10.1)
Net loss on investments in associates	—	—	15.5	15.5
Net interest and investment gains and losses	—	—	5.4	5.4
Net income/(loss) before tax from discontinued operations	365.9	(33.3)	(5.4)	327.2
Income tax expense/(benefit)	65.7	(5.0)	—	60.7
Net income/(loss) before net gain on divestment from discontinued operations	300.2	(28.3)	(5.4)	266.5
Net loss on divestment of business	—	(17.9)	—	(17.9)
Net income/(loss) from discontinued operations (net of tax)	300.2	(46.2)	(5.4)	248.6

	Tysabri	Prothena	EDT	Total
	2011 $m	2011 $m	2011 $m	2011 $m
Revenue	656.7	—	177.9	834.6
Cost of sales	245.4	—	67.2	312.6
Gross profit	411.3	—	110.7	522.0
Selling, general and administrative expenses	17.7	1.6	26.1	45.4
Research and development expenses	68.6	23.7	48.9	141.2
Legal settlement gains	—	—	(84.5)	(84.5)
Operating profit	325.0	(25.3)	120.2	419.9
Net interest and investment gains and losses:
Net interest expense	—	—	0.1	0.1
Net loss on investment in associate	—	—	8.2	8.2
Net interest expense	—	—	8.3	8.3
Net income/(loss) before tax from discontinued operations	325.0	(25.3)	111.9	411.6
Income tax expense/(benefit)	56.4	(2.5)	4.0	57.9
Net income/(loss) before net gain on divestment from discontinued operations	268.6	(22.8)	107.9	353.7
Net gain on divestment of EDT business	—	—	644.0	644.0
Net income from discontinued operations (net of tax)	268.6	(22.8)	751.9	997.7

Elan Corporation, plc 2012 Annual Report	121

(b)	Cash flows

The cash flows attributable to discontinued operations for the years ended 31 December 2012 and 2011 are set out below (in millions):

	Tysabri	Prothena	EDT	Total
	2012 $m	2012 $m	2012 $m	2012 $m
Net cash provided by/(used in) operating activities	383.0	(53.0)	—	330.0
Net cash used in financing activities	—	(125.0)	—	(125.0)
Net cash (used in)/provided by investing activities	—	(1.3)	380.9	379.6
Net cash provided by/(used in) discontinued operation	383.0	(179.3)	380.9	584.6

	Tysabri	Prothena	EDT	Total
	2011 $m	2011 $m	2011 $m	2011 $m
Net cash provided by/(used in) operating activities	338.8	(19.7)	114.4	433.5
Net cash (used in)/provided by investing activities	—	(0.6)	492.2	491.6
Net cash provided by/(used in) discontinued operation	338.8	(20.3)	606.6	925.1

(c)	Revenue

Tysabri Revenue:

Until the Tysabri Transaction closes, Tysabri continues to be marketed by Elan in collaboration with Biogen Idec. The Tysabri collaboration is a jointly controlled operation in accordance with IAS 31. A jointly controlled operation is an operation of a joint venture (as defined by IAS 31) that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations.

The Tysabri collaboration operating profit is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In accordance with IAS 31, any period where an operating profit has been generated by the collaboration on sales of Tysabri, we recognise as revenue our share of the collaboration profit from the sale of Tysabri plus our directly incurred collaboration expenses on these sales, which are primarily comprised of royalties, that we incur and are payable by us to third parties and are reimbursed by the collaboration. Our actual operating profit on Tysabri differs from our share of the collaboration operating profit because certain Tysabri-related expenses are not shared through the collaboration, and certain unique risks are retained by each party.

Global in-market net sales of Tysabri were as follows:

	2012 $m	2011 $m
United States	886.0	746.5
ROW	745.1	764.1
Total Tysabri global in-market net sales	1,631.1	1,510.6

122	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

For 2012, we recorded net Tysabri revenue of $715.9 million, which was calculated as follows:

	U.S. 2012 $m	ROW 2012 $m	Total 2012 $m
Tysabri in-market sales	886.0	745.1	1,631.1
Operating expenses incurred by Elan and Biogen Idec (excluding R&D expenses)	(410.0)	(316.3)	(726.3)
Tysabri collaboration operating profit	476.0	428.8	904.8
Elan’s 50% share of Tysabri collaboration operating profit	238.0	214.4	452.4
Elan’s directly incurred costs	161.3	102.2	263.5
Net Tysabri revenue	399.3	316.6	715.9

For 2011, we recorded net Tysabri revenue of $656.7 million, which was calculated as follows:

	U.S. 2011 $m	ROW 2011 $m	Total 2011 $m
Tysabri in-market sales	746.5	764.1	1,510.6
Operating expenses incurred by Elan and Biogen Idec (excluding R&D expenses)	(336.0)	(349.3)	(685.3)
Tysabri collaboration operating profit	410.5	414.8	825.3
Elan’s 50% share of Tysabri collaboration operating profit	205.2	207.4	412.6
Elan’s directly incurred costs	133.9	110.2	244.1
Net Tysabri revenue	339.1	317.6	656.7

EDT Revenue:

Revenue from the EDT business for the period up to 16 September 2011, the date of divestment of the EDT business, consisted of the following:

2011 $m
Product revenue:
Manufacturing revenue and royalties:
TriCor® 145	35.5
Focalin® XR/Ritalin® LA	25.9
Ampyra®	22.6
Verelan®	18.1
Naprelan	5.9
Other	60.0
Total manufacturing revenue and royalties	168.0
Contract revenue:
Research revenue	6.0
Milestone payments	3.9
Total contract revenue	9.9
Total revenue from the EDT business	177.9

Elan Corporation, plc 2012 Annual Report	123

(d)	Other charges

Prothena did not incur any other gains and charges in the period to 20 December 2012, or for the year ended 31 December 2011. Other net gains and charges from Tysabri for the years ended 31 December 2012 and 2011 and the EDT business for the period up to 16 September 2011, the date of divestment of the EDT business, consisted of the following:

2012

	Cost of Sales $m	SG&A $m	R&D $m	Total $m
Severance, restructuring and other costs	0.5	3.0	0.7	4.2
Total other charges from discontinued operations	0.5	3.0	0.7	4.2

2011
	Cost of Sales $m	SG&A $m	R&D $m	Total $m
Severance, restructuring and other costs	0.2	2.3	9.1	11.6
Asset impairment charges	—	—	6.4	6.4
Total other charges from discontinued operations	0.2	2.3	15.5	18.0

During 2012, we incurred severance restructuring and other costs of $4.2 million related to the Tysabri business resulting from the closure of the South San Francisco facility and associated reduction in headcount.

During 2011, severance restructuring and other costs of $11.6 million were incurred related to discontinued operations, including $1.6 million related to the Tysabri business and $10.0 million related to the closure of EDT’s King of Prussia, Pennsylvania site.

During 2011, EDT incurred asset impairment charges of $6.4 million, principally relating to the closure of EDT’s King of Prussia, Pennsylvania site.

(e)	Legal settlement gains

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis Biosciences, Inc. (Abraxis, since acquired by Celgene Corporation) had infringed a patent owned by EDT in relation to the application of NanoCrystal® technology to Abraxane®. EDT was awarded $55 million, applying a royalty rate of 6% to sales of Abraxane from 1 January 2005 through 13 June 2008 (the date of the verdict), though the judge had yet to rule on post-trial motions or enter the final order. This award and damages associated with the continuing sales of the Abraxane product were subject to interest. In February 2011, EDT entered into an agreement with Abraxis to settle this litigation. As part of the settlement agreement with Abraxis, EDT received $78.0 million in full and final settlement in March 2011 and recorded a gain of this amount.

During 2011, EDT entered into an agreement with Alcon Laboratories, Inc. (Alcon) to settle litigation in relation to the application of NanoCrystal technology. As part of the settlement agreement with Alcon, EDT received $6.5 million in full and final settlement.

(f)	Net gain on divestment of business

Disposal of the Prothena business

The net loss recorded on the divestment of the Prothena Business during 2012 was $17.9 million primarily comprised of divestment transaction costs and other costs of $17.1 million and a share-based compensation charge of $0.8 million.

124	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

Disposal of the EDT business

The net gain recorded on divestment of the EDT business during 2011 amounted to $644.0 million, principally reflecting the carrying amount of our investment in Alkermes plc at the close of the transaction and the $500.0 million in total cash consideration less the carrying amount of the divested net assets of the EDT business along with transaction and other costs.

The net gain of $644.0 million recorded in 2011 was calculated as follows:

$m
Cash consideration	500.0
Investment in Alkermes plc	528.6
Total consideration	1,028.6
Property, plant and equipment	(202.0)
Goodwill and other intangible assets	(68.6)
Working capital and other net assets	(73.4)
Pension plan curtailment gain	6.3
Foreign currency translation reserve	(11.1)
Transaction and other costs	(35.8)
Net gain on divestment of business	644.0

(g)	Net gain on disposal of investment in associate

Following the completion of the merger between Alkermes, Inc. and EDT in September 2011, we held approximately 25% of the equity of Alkermes plc (31.9 million shares) at the close of the transaction. Our equity interest in Alkermes plc was recorded as an investment in associate on the Consolidated Balance Sheet at an initial carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction.

In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc and received net proceeds of $380.9 million, after deduction of underwriter and other fees.

The net gain on disposal of $10.1 million was calculated as follows:

2012 $m
Proceeds from sale of shares	398.5
Fair value of available-for-sale investment retained	134.1
Carrying value of investment in associate disposed	(504.9)
Transaction costs	(17.6)
Gain on disposal of investment in associate	10.1

The initial fair value of the available-for-sale investment in Alkermes plc was based on the closing Alkermes plc share price on the date significant influence ended of $17.30 per share. The carrying value of this available-for-sale investment at 31 December 2012 was $143.5 million.

On 31 January 2013, we announced that we had agreed to sell all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on 6 February 2013 and we received proceeds of $169.7 million. We will recognise a realised gain on the disposal of the Alkermes plc available-for-sale investment of $35.6 million in the 2013 Consolidated Financial Statements.

(h)	Net loss on investments in associates

For the year ended 31 December 2012, we recorded a net loss on investments in associates of $15.5 million (2011: $8.2 million) related to our share of the losses of Alkermes plc in the period prior to the disposal of the 24.15 million ordinary shares of Alkermes plc.

For additional information relating to our investments in associates, refer to Note 9 to the Consolidated Financial Statements. For additional information relating to our available for sale investments, refer to Note 18.

Elan Corporation, plc 2012 Annual Report	125

(i)	Provision for income tax

The net tax charge attributable to discontinued operations for the year ended 31 December 2012 reflects Irish and U.S. income taxes on Tysabri profits and an Irish and U.S. tax benefit on Prothena losses.

The net tax charge attributable to discontinued operations for the year ended 31 December 2011 reflects Irish and U.S. income taxes on Tysabri profits, an overall tax benefit on Prothena Business losses and an overall tax charge on EDT profits.

The net tax charges for the years ended 31 December 2012 and 2011 have been classified as deferred as the net profits attributed to discontinued operations were offset by losses arising in continuing operations. A corresponding net tax benefit reflecting this offset has been included in the deferred taxes attributable to continuing operations in the Consolidated Income Statement for each of the two years ended 31 December 2012 and 2011.

13.	Net Loss Per Share

Basic earnings/(loss) per share is computed by dividing the net income/(loss) for the period available to ordinary shareholders by the weighted average number of Ordinary Shares outstanding during the period. Diluted earnings/(loss) per share is computed by dividing the net income/(loss) for the period by the weighted average number of Ordinary Shares outstanding and, when dilutive, adjusted for the effect of all potentially dilutive shares, including share options and Restricted Stock Units (RSUs).

The following table sets forth the computation for basic and diluted net loss per share for the years ended 31 December:

	2012	2011
Numerator (amounts in $m):
Basic and diluted net loss from continuing operations	$(363.9)	$(467.9)
Basic and diluted net income from discontinued operations	$248.6	$997.7
Basic and diluted net income/(loss) for the period available to ordinary shareholders	$(115.3)	$529.8
Basic and diluted earnings/(loss) per share
Denominator (amounts in millions):
Basic and diluted weighted-average shares outstanding (in millions)—continuing,	592.4	587.6
discontinued and total operations
Basic and diluted earnings/(loss) per share:
From continuing operations	$(0.61)	$(0.80)
From discontinued operations(1)	$0.42	$1.70
Total attributable to the ordinary equity holders of the Parent Company	$(0.19)	$0.90

(1)	As net losses from continuing operations were recorded in 2012 and 2011, the dilutive potential shares are anti-dilutive for the earnings per share from discontinued operations.

As at 31 December 2012, there were 21.6 million (2011: 23.4 million) share options and RSUs outstanding that could potentially have had a dilutive impact but were anti-dilutive in 2012 and 2011.

On 22 February 2013, we announced that, upon the closing of the Tysabri Transaction, we would institute a share repurchase programme by utilising $1 billion of the upfront proceeds from the Tysabri Transaction (the “Share Repurchase”). As announced on 8 March 2013, the Share Repurchase will be effected through a tender offer, which commenced on 11 March 2013, by way of a Dutch Auction. The price range is $11.25 to $13.00. Pursuant to the tender offer, J&E Davy will purchase tendered shares at the lowest price possible that will enable them to purchase up to the aggregate repurchase amount of $1.0 billion. All shares purchased in the tender offer will be purchased at the same price, even if the shareholder tendered at a lower price. In the event that the Share Repurchase is over-subscribed, J&E Davy will purchase less than all of the shares that are tendered at or below the purchase price on a pro rata basis. We will subsequently purchase from J&E Davy all of the shares purchased by them pursuant to the tender offer.

126	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

14.	Payroll and Related Benefits

The aggregate payroll costs of employees from continuing and discontinued operations were as follows:

	2012 $m	2011 $m
Wages and salaries	70.0	126.5
Social security costs	5.4	9.6
Pension costs of defined contribution plans	2.2	3.6
Share-based compensation	45.9	35.3
Charge in respect of defined benefit plans	3.1	4.5
Pension plan curtailment gain	—	(6.3)
Total payroll costs	126.6	173.2

The average number of employees was as follows:

	2012	2011
R&D	191	341
Sales and administration	166	217
Manufacturing	7	344
Average number of persons employed	364	902

At 31 December 2012, we had 245 employees (2011: 412 employees) worldwide.

15.	Pension and Other Employee Benefit Plans

Pensions

(i)	Defined benefit schemes

We fund the pensions of certain employees based in Ireland through two defined benefit plans. These plans were closed to new entrants from 31 March 2009 and a defined contribution plan was established for employees in Ireland hired after this date.

In general, on retirement, eligible employees in the staff scheme are entitled to a pension calculated at 1/60th (1/52nd for the executive scheme) of their final salary for each year of service, subject to a maximum of 40 years. These plans are managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a qualified professional actuary. The investments of the plans at 31 December 2012 consisted of units held in independently administered funds.

The principal actuarial assumptions used for the purpose of the actuarial valuations were as follows:

	31 December 2012	31 December 2011
Discount rate	3.3%	4.3%
Return on plan assets	4.3%	5.5%
Inflation rate	2.0%	2.0%
Pension increases in payment (where applicable)(1)	2.0%	2.0%
Future salary increases	3.4%	3.4%

(1)	Pension increases in payment are in line with inflation (capped at 5%) for certain members and nil for other members.

Elan Corporation, plc 2012 Annual Report	127

The discount rate of 3.3% at 31 December 2012 was determined by reference to yields on high-quality fixed-income investments, having regard to the duration of the plans’ liabilities. The average duration of both defined benefit plans is greater than 20 years. Since no significant market exists for high-quality fixed income investments in Ireland and, following the crisis in the credit markets, the number of AA-rated corporate bonds with long durations is limited, the assumed discount rate of 3.3% per annum at 31 December 2012, was determined based on a yield curve derived by reference to government bonds with an added corporate bond spread derived from the Merrill Lynch 10+ AA corporate bond index.

As at 31 December 2012, the expected long-term rate of return on assets of 4.3% (2011: 5.5%) was calculated based on the assumptions of the following returns for each asset class:

	31 December 2012	31 December 2011
Equities	6.5%	7.0%
Property	5.5%	6.0%
Bonds	3.0%	3.5%
Cash	2.0%	2.0%
Absolute return fund	4.5%	6.0%

As at 31 December 2012, the assumed return on equities has been derived as the assumed return on bonds plus an assumed equity risk premium of 3.5% (2011: 3.5%).

As at 31 December 2012, the expected return on property has been chosen by allowing for a property risk premium of 2.5% (2011: 2.5%) above the expected return on bonds.

The expected government bond returns are set equal to the yield on the government bonds of appropriate duration as at the date of measurement.

The investment in an absolute return fund aims to provide an absolute return with a lower volatility than the target returns.

In Ireland, post-retirement mortality rates are calculated using 62% of the mortality rates of the PNML00 mortality tables for males and 70% of the mortality rates of the PNFL00 mortality tables for females. To make an allowance for expected future increases in average life expectancy, plan benefit obligations for each plan member are increased by 0.39% per annum to retirement age. This approach to post-retirement mortality is used in the standard transfer value basis set out in Actuarial Standard of Practice ASP Pen-2, issued by the Society of Actuaries in Ireland.

The average life expectancy of a current pensioner retiring at the age of 65:

	2012	2011
Females	23.5	23.4
Males	21.8	21.7

The average life expectancy in years of a pensioner retiring at the age of 65 in 10 years:

	2012	2011
Females	24.5	24.4
Males	22.7	22.6

The average life expectancy in years of a pensioner retiring at the age of 65 in 20 years:

	2012	2011
Females	25.4	25.3
Males	23.6	23.5

128	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

The amount recognised in the Consolidated Balance Sheet in respect of our defined benefit plans is as follows:

	2012 $m	2011 $m
Present value of defined benefit obligations	(140.4)	(99.7)
Fair value of plan assets	101.3	87.5
Present value of unfunded status	(39.1)	(12.2)
Unamortised net actuarial losses	64.9	39.2
Net asset (refer to Note 19)	25.8	27.0

Amounts recognised in the Consolidated Income Statement in respect of our defined benefit plans:

	2012 $m	2011 $m
Service cost	1.1	3.4
Interest cost	4.3	4.6
Expected return on plan assets	(4.3)	(5.0)
Amortisation of net actuarial loss	2.0	1.5
Curtailment gain	—	(6.3)
Net periodic pension (benefit)/cost	3.1	(1.8)

Changes in the present value of the defined benefit obligations of the plans are as follows:

	2012 $m	2011 $m
Defined benefit obligation at 1 January	99.7	97.3
Service cost	1.1	3.4
Interest cost	4.3	4.6
Plan participants’ contributions	0.3	1.5
Actuarial loss	33.5	6.7
Benefits paid and other disbursements	(1.3)	(1.6)
Curtailment gain	—	(8.8)
Foreign currency exchange rate changes	2.8	(3.4)
Defined benefit obligation at 31 December	140.4	99.7

Changes in the fair value of the plans’ assets are as follows:

	2012 $m	2011 $m
Fair value of the plan assets at 1 January	87.5	77.4
Expected return on plan assets	4.3	5.0
Actuarial (loss)/gain on plan assets	7.1	(7.7)
Employer contribution	1.4	16.2
Plan participants’ contributions	0.3	1.5
Benefits paid and other disbursements	(1.3)	(1.6)
Foreign currency exchange rate changes	2.0	(3.3)
Fair value of plan assets at 31 December	101.3	87.5

Elan Corporation, plc 2012 Annual Report	129

Following the divestment of the EDT business on 16 September 2011, the pension accrual ceased for EDT active members of the defined benefit pension plans. This resulted in a curtailment gain of $6.3 million, comprised of an $8.8 million reduction in the defined benefit obligation offset by $2.2 million related to the allocation of unrecognised actuarial losses associated with the curtailed portion of the pension obligation and $0.3 million related to foreign exchange. This curtailment gain has been reported as part of the net gain on divestment of the EDT business and is included in the net income from discontinued operation line item in the 2011 Consolidated Income Statement. For additional information on the divestment of the EDT business, please refer to Note 12.

The fair value of the plans’ assets at 31 December is analysed as follows:

	2012 $m	2011 $m
Equities	48.7	41.2
Bonds	19.7	16.2
Absolute return fund	20.8	17.9
Cash	11.5	11.6
Property	0.6	0.6
Total fair value of plan assets	101.3	87.5

The plans’ assets do not include any of our own financial instruments, nor any property occupied by, or other assets used by us.

A portion of the assets are allocated to low-risk investments, which are expected to move in a manner consistent with that of the liabilities. The balances of the assets are allocated to performance-seeking investments designed to provide returns in excess of the growth in liabilities over the long term. The key risks relating to the plan assets are as follows:

•

Interest rate risk—the risk that changes in interest rates result in a change in value of the liabilities not reflected in the changes in the asset values. This risk is managed by allocating a portion of the trusts’ assets to assets that are expected to behave in a manner similar to the liabilities.

•

Inflation risk—the risk that the inflation-linked liabilities of salary growth and pension increases increase at a faster rate than the assets held. This risk is managed by allocating a portion of the plans’ to investments with returns that are expected to exceed inflation.

•

Market risk—the risk that the return from assets is not sufficient to meet liabilities. This risk is managed by monitoring the performance of the assets and requesting regular valuations of the liabilities. A professionally qualified actuary performs regular valuations of the plans and the progress of the assets is examined against the plans’ funding target. Further, the assets of the plans are invested in a range of asset classes in order to limit exposure to any particular asset class or security.

•

Manager risk—the risk that the chosen manager does not meet its investment objectives, or deviates from its intended risk profile. This risk is managed by regularly monitoring the managers responsible for the investment of the assets relative to the agreed objectives and risk profile.

•

Cash flow risk—the risk that the cash flow needs of the plan requires a disinvestment of assets at an inopportune time. As part of the asset allocation strategy, the proportion of assets held by the plans in liability matching assets will explicitly consider the cash flows expected to arise in the near term.

The history of the plans for the current and prior periods is as follows:

130	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

	2012 $m	2011 $m	2010 $m	2009 $m	2008 $m
Present value of the defined benefit obligation	(140.4)	(99.7)	(97.3)	(87.5)	(64.3)
Fair value of plan assets	101.3	87.5	77.4	71.3	50.9
Unfunded status	(39.1)	(12.2)	(19.9)	(16.2)	(13.4)
Experience adjustments on plan assets	7.1	(7.7)	2.5	11.9	(33.0)
Experience adjustments on plan liabilities	1.6	0.5	1.8	3.7	(1.4)

In January 2013, the Company ceased the future accrual of benefits to the active members of the defined benefit pension plans. Active members became deferred members of the defined benefit plans on 31 January 2013 and became members of the Irish defined contribution plan on 1 February 2013. In connection with the cessation of the future accrual of benefits, we made a lump sum contribution to the defined benefit plans of $19.8 million. We expect to contribute approximately $22.0 million to our defined benefit plans in 2013, including the lump sum contribution of $19.8 million.

At 31 December 2012, the impact of certain changes in the principal assumptions on the projected benefit obligation, service cost and net periodic pension cost is as follows:

	Increase/ (Decrease) in Defined Benefit Obligation $m	Increase/ (Decrease) in Service Cost $m	Increase/ (Decrease) in Net Periodic Pension Cost $m
Increase of 0.25% in discount rate	(9.8)	(0.2)	(0.8)
Decrease of 0.25% in discount rate	10.6	0.2	0.8
Increase of 0.25% in salary and inflation rates	10.2	0.2	1.1
Decrease of 0.25% in salary and inflation rates	(9.4)	(0.2)	(1.1)
Increase of one year in life expectancy	4.5	0.1	0.5
Decrease of one year in life expectancy	(4.5)	(0.1)	(0.5)
Increase of 0.25% in pension increase assumption	4.6	0.1	0.5
Decrease of 0.25% in pension increase assumption	(3.8)	(0.1)	(0.5)

(ii)	Defined contribution schemes

We operate a number of defined contribution retirement plans. The costs of these plans are charged to the income statement in the period they are incurred. In 2012, total expense related to the defined contribution plans was $2.2 million (2011: $3.6 million).

Employee Savings and Retirement Plan 401(k)

We maintain a 401(k) retirement savings plan for our employees based in the United States. Participants in the 401(k) plan may contribute up to 80% of their annual compensation (prior to 1 January 2010, participants could contribute up to a maximum of 100% of their annual compensation), limited by the maximum amount allowed by the IRC. We match 3% of each participating employee’s annual compensation on a quarterly basis and may contribute additional discretionary matching up to another 3% of the employee’s annual qualified compensation. Our matching contributions are vested immediately. In 2012, we recorded $1.9 million (2011: $3.2 million) of expense in connection with the matching contributions under the 401(k) plan.

Irish Defined Contribution Plan

On 1 April 2009, we introduced a defined contribution plan for employees based in Ireland who joined the Company on or after that date. Under the plan, we will match up to 18% of each participating employee’s annual eligible income on a monthly basis. For 2012, we recorded $0.3 million (2011: $0.4 million) of expense in connection with the matching contributions under the Irish defined contribution plan.

Elan Corporation, plc 2012 Annual Report	131

16.	Goodwill and Other Intangible Assets

	Patents, Licences & Other $m	Acquired IPR&D $m	Goodwill $m	Total $m
Cost:
At 1 January 2011	391.9	98.0	45.2	535.1
Additions	2.6	—	—	2.6
Impairment	(0.3)	—	—	(0.3)
Disposals	(127.4)	(41.6)	(45.2)	(214.2)
At 31 December 2011	266.8	56.4	—	323.2
Additions	1.9	11.0	—	12.9
Disposals	(4.4)	—	—	(4.4)
Transfer to Assets Held For Sale	(159.2)	(32.4)	—	(191.6)
At 31 December 2012	105.1	35.0	—	140.1
Accumulated amortisation:
At 1 January 2011	(272.5)	(36.9)	—	(309.4)
Amortised in year	(15.9)	(2.5)	—	(18.4)
Disposals	124.1	21.5	—	145.6
At 31 December 2011	(164.3)	(17.9)	—	(182.2)
Amortised in year	(14.6)	(1.8)	—	(16.4)
Impairment	(1.8)	—	—	(1.8)
Disposals	3.8	—	—	3.8
Transfer to Assets Held For Sale	74.8	19.7	—	94.5
At 31 December 2012	(102.1)	—	—	(102.1)
Net book value: 31 December 2012	3.0	35.0	—	38.0
Net book value: 31 December 2011	102.5	38.5	—	141.0

At 31 December 2012, the components of the carrying value of patents, licences and acquired IPR&D, which have remaining useful lives between 1 and 10 years, were as follows:

	2012 $m	2011 $m
Tysabri	—	111.4
ELND005	35.0	24.0
Other intangible assets	3.0	5.6
Total patents, licences and acquired IPR&D	38.0	141.0

The assets of the Tysabri business, which have been classified as held for sale as of 31 December 2012, include acquired IPR&D of $12.7 million and patents, licenses and other intangible assets of $84.4 million. For further information on the assets of the Tysabri business, which have been classified as held for sale as of 31 December 2012, refer to Note 23.

In 2012, we recorded an impairment charge of $1.8 million in respect of computer software and other intangible assets which will no longer be utilised as a result of separation of the Prothena Business and cessation of the remaining early stage research activities.

On 16 September 2011, we announced the completion of the merger between Alkermes, Inc. and EDT. As part of this transaction, we disposed of patents, licenses, IP and other intangible assets related to EDT with a net book value of $23.4 million. We also disposed of goodwill of $45.2 million which was allocated to the EDT business. For additional information on this transaction, refer to refer to Note 12.

132	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

During 2012, we commenced a Phase 2 study of oral ELND005 (Scyllo-inositol) as an adjunctive maintenance treatment in patients with Bipolar I Disorder. On the commencement of this trial, we incurred an IPR&D charge of $11.0 million, which has been capitalised in acquired IPR&D, related to a milestone payment to Transition Therapeutics Inc. (Transition) in accordance with the terms of the modification to the Collaboration Agreement agreed with Transition in December 2010. For further information on our Collaboration Agreement with Transition, please refer to Note 34 of the Consolidated Financial Statements.

We have acquired and have entered into collaboration agreements with companies engaged in R&D activities as we expect the IP created through those companies’ R&D processes to result in a future earnings stream. Acquired IPR&D represents a portion of the acquisition purchase price or collaboration licence fee that we attribute to the value of the R&D activity undertaken by those companies prior to the acquisition or collaboration, as applicable. It is not a payment for R&D activity but rather for the value created through previous R&D activity. Acquired IPR&D is capitalised as an intangible asset and is amortised over its useful economic life. The useful economic life is the period over which we expect to derive economic benefits. The useful economic life of acquired IPR&D generally commences upon the generation of product revenue from the acquired IPR&D. Pharmaceutical products cannot be marketed until the successful completion of R&D and the receipt of regulatory approval to market.

The amortisation expense for total intangible assets is recognised in the following line items in the Consolidated Income Statement:

	2012 $m	2011 $m
Selling, general and administrative expenses	1.0	2.0
Research and development expenses	1.1	1.1
Amortisation expense—continuing operations	2.1	3.1
Amortisation expense—discontinued operations	14.3	15.3
Total amortisation expense for intangible assets	16.4	18.4

Elan Corporation, plc 2012 Annual Report	133

17.	Property, Plant and Equipment

	Land &(1) Buildings $m	Plant & Equipment $m	Total $m
Cost:
At 1 January 2011	375.9	319.9	695.8
Additions	19.4	9.4	28.8
Impairment	(29.8)	(14.6)	(44.4)
Disposals	(283.3)	(250.8)	(534.1)
At 31 December 2011	82.2	63.9	146.1
Additions	2.7	6.0	8.7
Disposals	(3.4)	(13.4)	(16.8)
At 31 December 2012	81.5	56.5	138.0
Accumulated depreciation:
At 1 January 2011	(167.2)	(241.1)	(408.3)
Charged in year	(8.6)	(11.3)	(19.9)
Impairment	21.5	12.9	34.4
Disposals	132.6	198.3	330.9
At 31 December 2011	(21.7)	(41.2)	(62.9)
Charged in year	(5.9)	(4.3)	(10.2)
Impairment	(50.1)	(14.2)	(64.3)
Disposals	0.7	11.4	12.1
At 31 December 2012	(77.0)	(48.3)	(125.3)
Net book value: 31 December 2012	4.5	8.2	12.7
Net book value: 31 December 2011	60.5	22.7	83.2

(1)	Land and buildings include leasehold improvement assets.

During 2012, we recorded an asset impairment charge of $64.3 million in the Consolidated Income Statement relating to the planned closure of our facilities in South San Francisco following the separation of the Prothena Business and cessation of the remaining early stage research activities. $23.8 million of this impairment charge has been recognised in the SG&A expenses reporting line and $40.5 million has been included in the R&D expenses reporting line in continuing operations in the 2012 Consolidated Income Statement. For additional information on this transaction, refer to Note 12.

On 16 September 2011, we announced the completion of the merger between Alkermes, Inc. and EDT. In connection with this transaction, we disposed of land and buildings with a net book value of $150.7 million and plant and equipment with a net book value of $51.3 million related to EDT. For additional information on this transaction, refer to Note 12.

During 2011, we recorded an asset impairment charge of $10.0 million in the Consolidated Income Statement relating to a consolidation of facilities in South San Francisco and the closure of EDT’s King of Prussia, Pennsylvania site.

We had no assets acquired under capital leases as of 31 December 2012 or 2011.

134	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

The depreciation expense for property, plant and equipment is recognised in the following line items in the Consolidated Income Statement:

	2012 $m	2011 $m
Cost of sales	—	—
Selling, general and administrative expenses	6.8	7.8
Research and development expenses	2.6	3.9
Depreciation expense—continuing operations	9.4	11.7
Depreciation expense—discontinued operations	0.8	8.2
Total depreciation expense for property, plant and equipment	10.2	19.9

18.	Available-for-Sale Investments

Non-current available-for-sale investments of $7.8 million as of 31 December 2012 (2011: $8.4 million) were comprised of the fair value of investments in privately held biotechnology companies. For an analysis of the movement in non-current available-for-sale investments for the year ended 31 December 2012, please refer to Note 31.

Current available-for-sale investments at 31 December 2012 of $167.9 million (2011: $0.3 million) were comprised of quoted equity securities. The following table sets forth the movement in current available-for-sale investments for the year ended 31 December 2012:

Total $m
At 1 January 2012	0.3
Additions	158.8
Net gain recognised in other comprehensive income	10.0
Impairment charges	(1.2)
At 31 December 2012	167.9

At 31 December 2012, current available-for-sale securities consisted primarily of an equity investment in Alkermes plc with a fair value of $143.5 million on 31 December 2012. Following the completion of the merger between Alkermes, Inc. and EDT on 16 September 2011, we held approximately 25% of the equity of Alkermes plc (31.9 million shares). Our equity interest in Alkermes plc was recorded as an investment in associate on the Consolidated Balance Sheet at an initial carrying value of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction. In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc for net proceeds of $380.9 million after deduction of underwriter and other fees. Following this sale, we continued to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest in Alkermes plc. Following the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc ceased to qualify as an investment in associate and was recorded as an available-for-sale investment with an initial carrying value of $134.1 million. The initial fair value of the available-for-sale investment was based on the closing Alkermes plc share price on the date significant influence ended of $17.30 per share. For additional information relating to our net loss on disposal of the Alkermes plc investment in associate during 2012, refer to Note 12 to the Consolidated Financial Statements.

On 31 January 2013, we announced that we had agreed to sell all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on 6 February 2013 and we received proceeds of $169.7 million. We will recognise a realised gain on the disposal of the Alkermes plc available-for-sale investment of $35.6 million in the 2013 Consolidated Financial Statements.

Current available-for-sale securities also include an equity investment in Prothena with a fair market value of $23.3 million at 31 December 2012. On 20 December 2012, we completed the separation of the Prothena Business into a new, publicly traded company incorporated in Ireland. The issued share capital of Prothena was admitted to trading on the NASDAQ Global Market on 21 December 2012. In connection with the separation of the Prothena Business, a wholly owned

Elan Corporation, plc 2012 Annual Report	135

subsidiary of Elan subscribed for 3.2 million newly-issued ordinary shares of Prothena, representing 18% of the outstanding ordinary shares of Prothena. This investment was recorded as an available for sale investment on the Consolidated Balance Sheet at an initial carrying value of $22.9 million. For additional information refer to Note 30 to the Consolidated Financial Statements.

Current available-for-sale securities also include investments in emerging pharmaceutical and biotechnology companies. During 2012, we transferred an investment with a carrying value of $1.8 million from non-current to current available-for-sale investments. The fair market value of these securities was $1.1 million at 31 December 2012 (2011: $0.3 million).

During 2012, we recorded an impairment of our quoted equity securities of $1.2 million (2011: $Nil).

Movements on available-for-sale investments in equity were as follows:

	2012 $m	2011 $m
Net gain/(loss) recorded in other comprehensive income	9.4	(2.4)
Net loss transferred from other comprehensive income to the income statement	1.2	—
Total	10.6	(2.4)

19.	Other Assets

	2012 $m	2011 $m
Other non-current assets:
Pension assets (Note 15)	25.8	27.0
Other non-current assets	6.3	13.4
Total other non-current assets	32.1	40.4

	2012 $m	2011 $m
Other current assets:
Prepayments	10.5	10.8
Deferred consideration	—	11.4
Other receivables	2.7	3.5
Total other current assets	13.2	25.7

The deferred consideration balance at 31 December 2011 related to the present value of deferred non-contingent consideration receivable from Azur Pharma Limited (which has since been acquired by Jazz Pharmaceuticals Inc.) in respect of the divestment of the Prialt assets and rights in May 2010. During 2012, we received the deferred consideration of $12.0 million.

20.	Inventory

The inventory balance at 31 December 2012 of $24.9 million consisted of Tysabri finished goods and has been presented as part of the assets held for sale. For information on the assets of the Tysabri business that have been presented as held for sale as of 31 December 2012, refer to Note 23.

Product inventories at 31 December 2011 of $23.8 million also consisted of Tysabri finished goods inventory.

136	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

21.	Accounts Receivable

The accounts receivable balance as of 31 December 2012 was $193.5 million (2011: $167.7 million). No allowances for doubtful accounts were required as of 31 December 2012 and 2011.

The following customer or collaborator accounts for more than 10% of our accounts receivable at 31 December 2012 and 2011:

	2012	2011
AmerisourceBergen Corp.	68%	65%
Biogen Idec	32%	35%

No other customer or collaborator accounted for more than 10% of our accounts receivable balance at either 31 December 2012 or 2011.

As at 31 December 2012 and 2011 there were no trade receivables past due but not impaired.

22.	Restricted Cash and Cash Equivalents

We had total restricted cash (current and non-current) of $16.3 million at 31 December 2012 (2011: $16.3 million), which relates to amounts pledged to secure certain letters of credit.

23.	Assets Held For Sale

On 6 February 2013, we announced that we had entered into an asset purchase agreement with Biogen Idec to transfer to Biogen Idec all Tysabri IP and other assets related to Tysabri. As a result of this transaction, Biogen Idec will have sole authority over and exclusive worldwide rights to the development, manufacturing and commercialisation of Tysabri. In accordance with the terms of the transaction, upon consummation of the transaction, the existing collaboration arrangements with Biogen Idec will be terminated and Biogen Idec will pay to us an upfront payment of $3.25 billion and continuing royalties on Tysabri in-market sales. We will earn a royalty of 12% of global net sales of Tysabri during the first 12 months following the closing of the transaction. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on annual global net sales above $2.0 billion. On 8 March 2013, we provided an update on the Tysabri Transaction. Two material closing conditions in connection with the Tysabri Transaction were the review process under the Hart-Scott-Rodino Antitrust Improvements Act in the United States and the review by the Spanish Competition Authority in Europe. The waiting period for the U.S. antitrust review under HSR expired on 8 March 2013. This followed the clearance on 6 March 2013, of the Tysabri Transaction by the Spanish Competition Authority. Consequently, in accordance with the terms of the Asset Purchase Agreement, and assuming satisfaction of the other closing conditions, closing is expected to occur during the second quarter of 2013.

The assets of the Tysabri business have been presented as held for sale as of 31 December 2012. The major classes of assets of the Tysabri business presented as held for sale are as follows:

2012 $m
Intangible assets	97.1
Inventory	24.9
Total	122.0

Refer to Note 12 for information on the results of Tysabri for the years ended 31 December 2012 and 2011, which are presented as a discontinued operation in the Consolidated Income Statement.

Elan Corporation, plc 2012 Annual Report	137

24.	Long-Term Debt

Our long-term debt is carried at amortised cost and consisted of the following at 31 December:

	Original Maturity	2012 $m	2011 $m
6.25% Notes	October 2019	588.2	—
2016 Notes issued October 2009	October 2016	—	459.7
2016 Notes issued August 2010	October 2016	—	144.2
Total long-term debt		588.2	603.9

6.25%	Notes

In October 2012, we completed the offering and sale of $600.0 million in aggregate principal amount of the 6.25% Notes, issued by Elan Finance plc and guaranteed by Elan Corporation, plc and certain of our subsidiaries.

At any time, or from time to time, prior to 15 October 2015, we may redeem the 6.25% Notes, in whole but not in part, at a price equal to 100% of their principal amount plus a make whole premium plus accrued and unpaid interest. We may redeem the 6.25% Notes, in whole or in part, beginning on 15 October 2015 at an initial redemption price of 104.688% of their principal amount plus accrued and unpaid interest. In addition, at any time, or from time to time, on or prior to 15 October 2015, we may redeem up to 35% of the 6.25% Notes using the proceeds of certain equity offerings at a redemption price of 106.25% of the principal, plus accrued and unpaid interest.

Interest is paid in cash semi-annually. Interest charged and finance costs amortised in the year ending 31 December 2012 amounted to $9.6 million (2011: $Nil). At 31 December 2012, interest accrued was $9.3 million (2011: $Nil).

The outstanding principal amount of the 2019 Notes was $588.2 million at 31 December 2012 (2011: $Nil), and has been recorded net of the unamortised financing costs of $11.8 million (2011: $Nil).

2016	Notes issued October 2009 and August 2010

In October 2009, we completed the offering and sale of $625.0 million in aggregate principal amount of the 2016 Notes issued October 2009, issued by Elan Finance plc and guaranteed by Elan Corporation, plc and certain of our subsidiaries. In August 2010, we completed the offering and sale of $200.0 million in aggregate principal amount of the 2016 Notes issued August 2010, issued by Elan Finance plc and guaranteed by Elan Corporation, plc and certain of our subsidiaries. The 2016 Notes issued August 2010 and the 2016 Notes issued October 2009 bear interest at a rate of 8.75%.

On 16 September 2011, we issued an offer (the Asset Sale Offer) to purchase up to $721.2 million in aggregate principal amount of the Senior Notes consisting of the 2013 Fixed Rate Notes, the 2013 Floating Rate Notes, the 2016 Notes issued October 2009 and the 2016 Notes issued August 2010, in accordance with the terms of the indenture governing these notes, at a purchase price of 100% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of payment. The Asset Sale Offer expired on 14 October 2011 and holders of $0.5 million of the 2016 Notes issued October 2009 tendered their notes. On 20 October 2011, we repurchased $152.4 million and $47.6 million in aggregate principal amounts of the 2016 Notes issued October 2009 and the 2016 Notes issued August 2010, respectively, in a separate private transaction.

In September 2012, we announced a cash tender offer (the Tender Offer) for the outstanding 2016 Notes issued October 2009 and the outstanding 2016 Notes issued August 2010. The total consideration for the Tender Offer was $1,053.34 per $1,000 of principal amount, plus accrued and unpaid interest to the date of payment. An additional consent payment of $40 per $1,000 principal amount was paid to holders of the 2016 Notes issued October 2009 and the 2016 Notes issued August 2010 who tendered their notes on or before 5 October 2012. The Tender Offer expired on 22 October 2012 and holders of $439.5 million and the $141.3 million in aggregate principal amounts of the 2016 Notes issued October 2009 and the 2016 Notes issued August 2010, respectively, tendered their notes. In October 2012, we also announced the election to redeem all of the 2016 Notes issued October 2009 and the 2016 Notes issued August 2010 not purchased in

138	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

the Tender Offer. Pursuant to this redemption, $32.6 million and $11.1 million of the outstanding aggregate principal amounts of the 2016 Notes issued October 2009 and the 2016 Notes issued August 2010, respectively, were redeemed at a redemption price of 108.75% of the aggregate principal amount thereof, plus accrued but unpaid interest thereon to the date of payment.

Interest was paid in cash semi-annually. Interest charged and finance costs amortised in the year ending 31 December 2012 amounted to $45.4 million (2011: $73.1 million). At 31 December 2012, interest accrued was Nil (2011: $11.4 million).

The outstanding principal amount of the 2016 Notes issued October 2009 was $472.1 million at 31 December 2011, and was recorded net of unamortised financing costs of $12.4 million.

The outstanding principal amount of the 2016 Notes issued August 2010 was $152.4 million at 31 December 2011, and has been recorded net of the unamortised financing costs of $8.2 million.

Covenants

The agreement governing our outstanding long-term indebtedness contains various restrictive covenants that limit our financial and operating flexibility. The covenants do not require us to maintain or adhere to any specific financial ratios, however, they do restrict within certain limits our ability to, among other things:

•	Incur additional debt;

•	Create liens;

•	Enter into certain transactions with affiliates, except on an arm’s-length basis;

•	Enter into certain types of investment transactions;

•	Engage in certain asset sales or sale and leaseback transactions;

•	Pay dividends; and

•	Consolidate, merge with, or sell all or substantially all of its assets to another entity.

The breach of any of these covenants may result in a default under the agreement, which could result in the indebtedness under the agreement becoming immediately due and payable and may result in a default under our other indebtedness subject to cross acceleration provisions.

On 22 February 2013, we announced that, upon the closing of the Tysabri Transaction, we would institute a share repurchase programme by utilising $1 billion of the upfront proceeds from the Tysabri Transaction. As stated above, the indenture governing the 6.25% Notes contains certain covenants that restrict or prohibit our ability to engage in or enter into a variety of transactions, including the consummation of the Share Repurchase. Prior to the consummation of the Share Repurchase, we intend to redeem the $600.0 million of outstanding principal amount of our 6.25% Notes. We expect to incur a net charge on debt retirement in the 2013 Consolidated Financial Statements of approximately $120 million in connection with the redemption of these notes, including an early redemption premium and the write-off of unamortised deferred financing costs. For further information on the Share Repurchase, refer to Note 38.

25.	Accrued and Other Liabilities

Our accrued and other liabilities at 31 December consisted of the following:

	2012 $m	2011 $m
Non-current liabilities:
Deferred rent	0.6	17.0
Deferred compensation	4.7	3.9
Other liabilities	2.4	12.9
Non-current liabilities	7.7	33.8

Elan Corporation, plc 2012 Annual Report	139

	2012 $m	2011 $m
Current liabilities:
Accrued royalties payable	79.1	73.3
Accrued rebates	31.8	31.7
Sales and marketing accruals	28.1	23.4
Restructuring accrual (see below)	27.6	9.7
Payroll and related taxes	20.8	32.5
Clinical trial accruals	13.0	15.2
Accrued Prothena transaction costs	12.5	—
Janssen AI losses in excess of investment	11.0	—
Accrued interest	9.3	11.4
Cambridge Collaboration termination accrual	8.0	—
Income tax payable	1.0	0.1
Other accruals	15.5	16.4
Current liabilities	257.7	213.7

Restructuring Accrual

The following summarises activities related to the restructuring accrual:

Total $m
Balance at 1 January 2011	12.9
Restructuring and other charges	20.4
Reversal of prior year accrual	(1.0)
Cash payments	(21.5)
Share based compensation	(1.1)
Balance at 31 December 2011	9.7
Restructuring and other charges	48.7
Reversal of prior year accrual	(2.1)
Reclassification from long term accrual	0.2
Cash payments	(22.9)
Share based compensation	(6.0)
Balance at 31 December 2012	27.6

During 2012, we incurred severance, restructuring and other costs of $48.7 million (2011: $20.4 million) from continuing and discontinued operations arising principally from restructuring activities. During 2012, we also reversed a prior year accrual of $2.1 million (2011: $1.0 million). The severance and restructuring accruals held at 31 December 2012 are expected to be utilised within 12 months. For additional information, refer to Note 7 and Note 12.

140	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

26.	Provisions

	2012 $m	2011 $m
Non-current provisions:
Onerous lease provision	9.4	8.5
Total non-current provisions	9.4	8.5

	2012 $m	2011 $m
Current provisions:
Onerous lease provision	56.4	15.5
Litigation provision	1.0	0.7
Total current provisions	57.4	16.2

The increase in the current and non-current onerous lease provisions at 31 December 2012 to $65.8 million from $24.0 million at 31 December 2011 is primarily related to the planned closure of the South San Francisco facility following the separation of the Prothena Business and cessation of our remaining early stage research activities.

The following tables set forth the movements in current and non-current provisions for the years ended 31 December 2011 and 2012:

Total $m
Non-current provisions:
Balance at 1 January 2011	12.4
Transfer to current provisions	(6.7)
Additional provision	2.8
Balance at 31 December 2011	8.5
Transfer to current provisions	(4.6)
Additional provision	5.5
Balance at 31 December 2012	9.4

Total $m
Current provisions:
Balance at 1 January 2011	213.1
Transfer from non-current provisions	6.7
Used during the year	(213.2)
Additional provision	9.6
Balance at 31 December 2011	16.2
Transfer from non current provisions	4.6
Used during the year	(16.1)
Additional provision	52.7
Balance at 31 December 2012	57.4

Current provisions at 1 January 2011 included a $206.3 million settlement provision relating to the Zonegran settlement, interest and related costs. Consistent with the terms of the agreement-in-principle announced in July 2010, we paid $203.5 million pursuant to the terms of a global settlement resolving all U.S. federal and related state Medicaid claims in March 2011. For further information on the Zonegran matter, refer to Note 35.

Elan Corporation, plc 2012 Annual Report	141

27.	Share Capital

Authorised Share Capital	No. of Ordinary Shares
At 31 December 2012 and 2011:
Ordinary Shares (par value 5 euro cent)	810,000,000
Executive Shares (par value 1.25 euro) (Executive Shares)	1,000
“B” Executive Shares (par value 5 euro cent) (“B” Executive Shares)	25,000

	At 31 December 2012			At 31 December 2011
Issued and Fully Paid Share Capital	Number	Percentage of Total Share Capital	$000s	Number	Percentage of Total Share Capital	$000s
Ordinary Shares	594,949,536	100%	36,496	589,346,275	100%	36,158
Executive Shares	—	—	—	1,000	—	2
“B” Executive Shares	—	—	—	21,375	—	2

In September 2012, the 1,000 outstanding Executive Shares of €1.25 each and the 21,375 outstanding “B” Executive Shares of €0.05 each were fully redeemed at par and cancelled.

28.	Share-based Compensation

We currently grant equity awards from the Long Term Incentive Plan (2006 LTIP), which provides for the issuance of share options, RSUs and other equity awards. Our equity award programme is a long-term retention programme that is intended to attract, retain and motivate employees, directors and consultants of Elan and our affiliates, and to align the interests of these parties with those of shareholders. We consider our equity award programme critical to our operation and productivity. Equity awards are settled through the issuance of new shares. As of 31 December 2012, there were 1,292,215 shares available for issuance under the 2006 LTIP (2011: 6,082,810 shares).

In May 2012, our shareholders approved the Elan Corporation, plc 2012 Long Term Incentive Plan (2012 LTIP), which provides for the grant of equity up to 30,000,000 Ordinary Shares. As of 31 December 2012, 30,000,000 shares were available for future issuance under the 2012 LTIP.

Elan share options and RSUs outstanding amounts at the close of business on 20 December 2012 were subject to an adjustment in connection with the separation and distribution of the Prothena Business. In line with the terms of our employee equity plans (2006 LTIP, 1996 LTIP and 1999 Stock Option Plan), the total number of RSUs outstanding on that day was increased by 3.24165%, the number of options outstanding was also increased and the corresponding exercise prices decreased to reflect the changes in the Company’s share price across the transaction date.

Share Options

Share options are granted at the price equal to the market value at the date of grant and will expire on a date not later than 10 years after their grant. Options generally vest between one and three years from the grant date.

The following table summarises the number of options outstanding as at 31 December (in thousands):

	Outstanding
	2012	2011
1996 Plan	2,629	3,663
1998 Plan	—	123
1999 Plan	1,489	3,364
2006 LTIP	14,079	12,301
Total	18,197	19,451

142	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

The total employee and non-employee share options outstanding and exercisable are summarised as follows:

	No. of Options (In thousands)	WAEP(1)
Outstanding at 31 December 2010	18,208	$13.14
Exercised	(713)	6.22
Granted	4,241	7.62
Forfeited	(489)	8.84
Expired	(1,796)	32.01
Outstanding at 31 December 2011	19,451	$10.55
Exercised	(3,278)	5.65
Granted	5,182	12.23
Forfeited	(1,023)	11.24
Expired	(2,135)	17.82
Outstanding at 31 December 2012	18,197	$10.77
Exercisable at 31 December 2012	12,522	$11.06

(1)	Weighted-average exercise price.

The weighted-average share price at the date of exercise for share options exercised during the year was $12.07 (2011: $10.29).

At 31 December 2012, the range of exercise prices and weighted-average remaining contractual life of outstanding and exercisable options were as follows:

	Options Outstanding			Options Exercisable
	Options Outstanding	Weighted- Average Remaining Contractual Life	WAEP	Options Outstanding	Weighted- Average Remaining Contractual Life	WAEP
	(In thousands)	(In years)		(In thousands)	(In years)
$2.70-$10.00	8,707	6.3	$6.89	6,298	5.6	$6.78
$10.01-$24.98	9,203	6.2	13.98	5,937	4.5	14.90
$24.99-$34.68	287	3.1	25.72	287	3.1	25.72
$2.70-$34.68	18,197	6.2	$10.77	12,522	5.0	$11.06

Equity-settled share-based payments made to employees have been recognised in the financial statements based on the fair value of the awards measured at the date of grant. We use the graded-vesting attribution method for recognising share-based compensation expense over the requisite service period for each separately vesting tranche of award as though the awards were, in substance, multiple awards.

Equity-settled share-based payments made to non-employees have been recognised in the financial statements based on the fair value of the awards on the vest date; which is the date at which the commitment for performance by the non-employees to earn the awards is reached and also the date at which the non-employees’ performance is complete.

The fair value of stock options is calculated using a binomial option-pricing model and the fair value of options issued under our EEPP is calculated using the Black-Scholes option-pricing model, taking into account the relevant terms and conditions. The binomial option-pricing model is used to estimate the fair value of our stock options because it better reflects the possibility of exercise before the end of the options’ life. The binomial option-pricing model also integrates possible variations in model inputs, such as risk-free interest rates and other inputs, which may change over the life of the options. Options issued under our EEPP have relatively short contractual lives, or must be exercised within a short period of time after the vesting date, and the input factors identified above do not apply. Therefore, the Black-Scholes option-pricing model produces a fair value that is substantially the same as a more complex binomial option-pricing model for our EEPP. The amount recognised as an expense is adjusted each period to reflect actual and estimated future levels of vesting.

Elan Corporation, plc 2012 Annual Report	143

We use the implied volatility for traded options on our stock with remaining maturities of at least one year to determine the expected volatility assumption required in the binomial model. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our stock option awards. The dividend yield assumption is based on the history and expectation of dividend payouts.

As share-based compensation expense recognised in the Consolidated Income Statement is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from estimates. Forfeitures were estimated based on historical experience and our estimate of future turnover.

The estimated weighted-average grant date fair values of the individual options granted during the years ended 31 December 2012 and 2011 were $6.24 and $3.53, respectively. The fair value of options granted during these years was estimated using the binomial option-pricing model with the following weighted-average assumptions:

	2012	2011
Risk-free interest rate	0.86%	1.56%
Expected volatility	59.2%	52.4%
Expected dividend yield	—	—
Expected life(1)	—	—

(1)	The expected lives of options granted in 2012 as derived from the output of the binomial model, ranged from 4.9 years to 6.8 years (2011: 4.8 years to 7.5 years). The contractual life of the options, which is not later than 10 years from the date of grant, is used as an input into the binomial model.

Restricted Stock Units

The RSUs generally vest between one and three years from the date of grant and shares are issued to RSU holders as soon as practicable following vesting. The fair value of services received in return for the RSUs is measured by reference to the fair value of the underlying shares at grant date, for directors and employees, and as services are rendered for non-employees.

The non-vested RSUs are summarised as follows:

	No. of RSUs (In thousands)	Weighted Average Grant Date Fair Value
Non-vested at 31 December 2010	4,642	$9.38
Granted	3,312	6.82
Vested	(3,052)	9.47
Forfeited	(1,000)	7.45
Non-vested at 31 December 2011	3,902	$7.63
Granted	2,303	13.00
Vested	(2,145)	8.91
Forfeited	(695)	10.24
Non-vested at 31 December 2012	3,365	$9.95

Employee Equity Purchase Plan

During 2012, we operated an EEPP for eligible employees based in the United States and, from 1 January 2012 for eligible employees based in Ireland. The EEPP for U.S. based employees is a qualified plan under Sections 421 and 423 of the IRC. The EEPP allows eligible employees to purchase shares at 85% of the lower of the fair market value at the beginning of the offering period or the fair market value on the last trading day of the offering period. Purchases were limited to $25,000 (fair market value) per calendar year; 2,000 shares per six-month offering period and, for U.S. based employees, subject to certain IRC restrictions.

144	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

In May 2012, our shareholders approved the Elan Corporation, plc Employee Equity Purchase Plan (2012 Restatement), which provides for an additional 1,500,000 Ordinary Shares to be issued under the EEPP. In total, 4,500,000 shares have been made available for issuance under the EEPP. In 2012, 146,357 shares (2011: 237,631 shares) were issued under the EEPP. As of 31 December 2012, 1,497,404 shares (2011: 143,761 shares) were available for future issuance under the EEPP.

The weighted-average fair value of options granted under the EEPP during the 12 months ended 31 December 2012 was $4.46 (2011: $2.30). The estimated fair values of these options were charged to expense over the respective six-month offering periods. The estimated fair values of options granted under the EEPP in the years ended 31 December were calculated using the following inputs into the Black-Scholes option-pricing model:

	2012	2011
Weighted-average share price	$13.97	$8.00
Weighted-average exercise price	$11.88	$6.80
Expected volatility(1)	60.5%	49.7%
Expected life	6 months	6 months
Expected dividend yield	—	—
Risk-free interest rate	0.09%	0.16%

(1)	The expected volatility was determined based on the implied volatility of traded options on our shares.

Share-based Compensation Expense

As part of the Johnson & Johnson transaction in September 2009, we grant annual equity and equity-based compensation awards under the 2006 LTIP (and any successor or replacement or additional plan) to each transferred employee, once they remain as an employee of Janssen AI. Beginning in 2010, these awards are granted at the same time as such awards are granted to Elan employees; on terms and conditions, including vesting, that are no less favourable than those granted to similarly situated Elan employees; and with a grant date fair value that is equal to similarly situated Elan employees who received the same performance rating from Elan as the transferred employees received from Janssen AI. The total amount of expense in 2012 relating to equity-settled share-based awards held by former Elan employees that transferred to Janssen AI was $1.5 million (2011: $2.4 million). This expense has been recognised in the R&D expense line item in the Consolidated Income Statement.

In connection with the separation and distribution of the Prothena Business on 20 December 2012, our Leadership Development and Compensation Committee made adjustments to awards made under the Elan equity incentive plans as a result of the market value of Elan ordinary shares and Elan ADSs immediately prior to the separation and distribution being higher than the market value of Elan ordinary shares and Elan ADSs immediately after the separation and distribution. All such adjustments were applied equally to all outstanding Elan awards (including, options to purchase Elan ordinary shares or Elan ADSs held by employees of Elan who become employees of Prothena, that had vested prior to 20 December 2012, or vested upon the separation and distribution) and were in accordance with the terms of the applicable Elan equity incentive plan. These adjustments did not, and will not, have an impact on the financial statements, as there were no differences between the fair values of the adjusted awards immediately before and immediately after they were modified.

Elan Corporation, plc 2012 Annual Report	145

The total net expense of $45.9 million (2011: $35.3 million) relating to equity-settled share-based compensation has been recognised in the following line items in the Consolidated Income Statement at 31 December of each year (in millions):

	2012 $m	2011 $m
Selling, general and administrative expenses(1)	25.7	13.0
Research and development expenses(2)	9.6	9.2
Share based compensation expense—continuing operations	35.3	22.2
Cost of sales	0.2	1.1
Selling, general and administrative expenses(3)	1.7	4.2
Research and development expenses(4)	7.9	6.2
Net gain/(loss) on divestment of business	0.8	1.6
Share based compensation expense—discontinued operations	10.6	13.1
Total	45.9	35.3

(1)	SG&A expenses for continuing operations in 2012 included $4.5 million (2011: $0.3 million) that has been recorded in other charges.

(2)	R&D expenses for continuing operations in 2012 included $1.5 million (2011: $0.3 million) that has been recorded in other charges.

(3)	SG&A expenses for discontinued operations in 2012 included $Nil (2011: $0.3 million) that has been recorded in other charges.

(4)	R&D expenses for discontinued operations in 2012 included $Nil (2011: $0.2 million) that has been recorded in other charges.

Share-based compensation arose under the following awards:

	2012 $m	2011 $m
RSUs	22.7	20.7
Stock options	22.6	14.0
EEPP	0.6	0.6
Total	45.9	35.3

29.	Retained Loss

Retained loss at 31 December consisted of the following:

	2012 $m	2011 $m
Holding company	1,757.4	(4,303.4)
Subsidiary undertakings	(1,715.0)	(1,685.7)
Goodwill written-off	(574.3)	(574.3)
Retained loss	(531.9)	(6,563.4)

For information on the $6,199.9 million reduction of the share premium account to offset retained losses to create income available for distribution, refer to note 39(h).

30.	Separation and Distribution of Prothena Business

On 20 December 2012, we transferred a substantial portion of our drug discovery business platform into a new, publicly traded company incorporated in Ireland. The issued share capital of Prothena was admitted to trading on the NASDAQ Global Market on 21 December 2012. Prothena focuses on the discovery and development of novel antibodies for the potential treatment of a broad range of diseases that involve protein misfolding or cell adhesion. The separation of the Prothena Business from Elan was completed through a demerger under Irish law. The demerger was effected by Elan transferring our wholly-owned subsidiaries comprising the Prothena Business to Prothena, in exchange for Prothena issuing Prothena ordinary shares directly to Elan shareholders, on a pro rata basis. Prothena’s issuance of its outstanding shares constituted a deemed in specie distribution by Elan to Elan shareholders. Each Elan shareholder received one Prothena ordinary share for every 41 Elan ordinary shares or Elan ADSs held.

146	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

Immediately following the separation of the Prothena Business, a wholly owned subsidiary of Elan subscribed for 3.2 million newly-issued ordinary shares of Prothena, representing 18% of the outstanding ordinary shares of Prothena. This investment was recorded as an available-for-sale investment on the Consolidated Balance Sheet at an initial fair value of $22.9 million. See Note 18 for further details of this investment.

The carrying amount of the Prothena distribution in specie amounted to $105.1 million. The non-cash distribution to shareholders is recognised at the fair value of the assets to be distributed. The fair value of the non-cash distribution based on the closing share price of the Prothena shares on 21 December 2012, the date that the issued share capital of Prothena was admitted to trading on the NASDAQ global market, was $104.4 million. The difference of $0.7 million between the carrying amount and the fair value of the assets distributed has been recognised in the Consolidated Income Statement. The calculation of the carrying amount and the fair value of the Prothena in specie distribution is set out below:

2011 $m
Cash	125.0
Net assets	2.6
Total assets transferred	127.6
Fair value of operating lease guarantee	0.4
Less: Initial carrying value of available for sale interest in Prothena	(22.9)
Carrying value of the Prothena distribution	105.1
Fair value of the Prothena distribution	104.4
Distribution in specie—fair value loss	0.7

Prothena’s historical results of operations have been presented as a discontinued operation in the Consolidated Income Statement. See Note 12 for further details of the results of discontinued operations.

Lease Guarantee

In connection with the separation of the Prothena Business, we assigned the leases for the facilities at 650 Gateway Boulevard in South San Francisco to Prothena, which were previously used by the Prothena Business. In accordance with the terms of the lease assignment agreement, Prothena agreed to assume all of the rights, obligations and duties as the lessor of the facilities. However, should Prothena default under its lease obligations, Elan would be held liable by the landlord, and thus, Elan have in substance guaranteed the obligations under the lease agreements for the 650 Gateway facilities. As of 31 December 2012, the total lease payments for the duration of the guarantee, which runs through November 2020, were approximately $10.8 million. Elan recorded a liability of $0.4 million on the Consolidated Balance Sheet as of 31 December 2012 related to the estimated fair value of this guarantee. The fair value of this lease guarantee was included as part of the distribution in specie by Elan.

31.	Financial Risk Management

We are exposed to various financial risks arising in the normal course of business. Our financial risk exposures are predominantly related to changes in foreign currency exchange rates and interest rates, as well as the creditworthiness of our counterparties.

We manage our financial risk exposures through the use of derivative financial instruments, where appropriate. A derivative is a financial instrument or other contract whose value changes in response to a change in some underlying variable that has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that will be settled at a later date. We do not enter into derivatives for trading or speculative purposes. All derivative contracts entered into are in liquid markets with credit-approved parties. The treasury function operates within strict terms of reference that have been approved by our board of directors. We had entered into a number of forward foreign exchange contracts at various rates of exchange during 2012 that required us to sell euro for U.S. dollars. At 31 December 2012, we held a net forward foreign exchange derivative liability of $0.3 million (2011:$Nil) relating to outstanding forward foreign exchange contracts that expire on various dates during the first half of 2013. The quantitative data shown in the table in Note 31(d) are not unrepresentative of our foreign exchange exposure during the years ended 31 December 2012 and 2011.

Elan Corporation, plc 2012 Annual Report	147

a	Fair values

Fair value is the amount at which a financial instrument could be exchanged in an arm’s-length transaction between informed and willing parties, other than in a forced or liquidation sale. The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted prices used for financial assets held by us is the current bid price. The fair value of financial instruments that are not traded in an active market is determined using valuation methodologies including the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flows. We make assumptions for valuation methodologies that are based on market conditions existing at each balance sheet date. Quoted market prices are used for long-term debt. The contractual amounts payable less impairment provision of trade receivables and payables are assumed to approximate their fair values.

The carrying value and fair value of financial assets by category were as follows:

	Available- for-Sale $m	Loans and Receivables $m	Total Carrying Value $m	Fair Value $m
At 31 December 2012:
Cash and cash equivalents	—	431.3	431.3	431.3
Restricted cash	—	16.3	16.3	16.3
Available-for-sale investments	175.7	—	175.7	175.7
Accounts receivable	—	193.5	193.5	193.5
Other receivables and non-current assets(1)	—	9.0	9.0	9.0
Total financial assets at 31 December 2012	175.7	650.1	825.8	825.8
At 31 December 2011:
Cash and cash equivalents	—	271.7	271.7	271.7
Restricted cash	—	16.3	16.3	16.3
Available-for-sale investments	8.7	—	8.7	8.7
Accounts receivable	—	167.7	167.7	167.7
Other receivables and non-current assets(1)	—	28.3	28.3	28.3
Total financial assets at 31 December 2011	8.7	484.0	492.7	492.7

(1)	Excludes pension asset of $25.8 million (2011: $27.0 million) and other non-financial assets of $10.5 million in 2012 (2011: $10.8 million).

The carrying value and fair value of our financial liabilities, which are all held at amortised cost, were as follows:

	Carrying Value $m	Fair Value $m
At 31 December 2012:
6.25% Notes	588.2	628.1	(1)
Accounts payable	45.6	45.6
Accrued and other financial liabilities(2)	263.5	263.5
Total financial liabilities at 31 December 2012	897.3	937.2
At 31 December 2011:
8.75% Notes issued October 2009	459.7	503.4	(1)
8.75% Notes issued August 2010	144.2	161.7	(1)
Accounts payable	46.4	46.4
Accrued and other financial liabilities(2)	203.1	203.1
Total financial liabilities at 31 December 2011	853.4	914.6

(1)	The fair values of our debt instruments were based on unadjusted quoted prices.

(2)	Excludes total deferred rent of $1.2 million (2011: $18.9 million) and other non-financial liabilities of $0.7 million (2011: $25.5 million).

148	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

We disclose our financial instruments that are measured in the balance sheet at fair value using the following fair value hierarchy for valuation inputs. The hierarchy prioritises the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1:	Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2:	Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The following table sets forth our assets that are measured at fair value on the balance sheet as at 31 December 2012:

	Quoted Prices in Active Markets Level 1 $m	Other Observable Inputs Level 2 $m	Unobservable Inputs Level 3 $m	2012 Total $m
Available-for-sale investments	167.9	—	7.8	175.7

The following table sets forth our assets that are measured at fair value on the balance sheet as at 31 December 2011:

	Quoted Prices in Active Markets Level 1 $m	Other Observable Inputs Level 2 $m	Unobservable Inputs Level 3 $m	2011 Total $m
Available-for-sale investments	0.3	—	8.4	8.7

The following table sets forth the changes in Level 3 instruments (unquoted equity securities) for the year ended 31 December 2012:

Total $m
At 1 January 2012	8.4
Additions	0.6
Net gain recognised in other comprehensive income	0.6
Transfer to current available-for-sale investments	(1.8)
At 31 December 2012	7.8

The following table sets forth the changes in Level 3 instruments for the year ended 31 December 2011:

	Auction Rate Securities $m	Unquoted Equity Securities $m	Total $m
At 1 January 2011	0.2	8.7	8.9
Additions	—	0.6	0.6
Net losses recognised in other comprehensive income	—	(0.9)	(0.9)
Disposals	(0.2)	—	(0.2)
At 31 December 2011	—	8.4	8.4

Elan Corporation, plc 2012 Annual Report	149

We have employed a number of valuation methodologies to estimate the fair value of our Level 3 instruments. These include the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flows. The impact of all reasonably possible changes to the significant inputs into each of these valuation methodologies does not have a significant impact on the fair value.

We did not hold any liabilities that are measured at fair value on the balance sheet at 31 December 2012 (2011: $Nil).

b	Interest Rate Risk

Interest Rate Risk on Financial Liabilities

Our long term debt at 31 December 2012 is at fixed rates; therefore we are not exposed to cash flow interest rate risk in relation to our debt at 31 December 2012. During 2012, we redeemed the outstanding aggregate principal amount of the 2016 Notes issued October 2009 of $472.1 million and the outstanding aggregate principal amount of the 2016 Notes issued August 2010 of $152.4 million. Also during 2012, we completed the offering and sale of $600.0 million in aggregate principal amount of the 6.25% Notes.

During 2011, following the divestment of EDT, we redeemed the outstanding aggregate principal amount of the 2013 Fixed Rate Notes of $449.5 million and the outstanding aggregate principal amount of the 2013 Floating Rate Notes of $10.5 million. We also redeemed $152.9 million of the outstanding aggregate principal amount of the 2016 Notes issued October 2009 and $47.6 million of the 2016 Notes issued August 2010.

The following table summarises the maturities and interest rate associated with our interest-bearing financial liabilities outstanding at 31 December 2012:

2019 $m
Total aggregate principal amount of debt	600.0
Weighted-average interest rate	6.25%

The following table summarises the maturities and market risks associated with our interest-bearing financial liabilities outstanding at 31 December 2011:

2016 $m
Total aggregate principal amount of debt	624.5
Weighted-average interest rate	8.75%

Interest Rate Risk on Investments

Our liquid funds are invested primarily in U.S. dollars except for the working capital balances of subsidiaries operating outside of the United States. Interest rate changes affect the returns on our investment funds. Our exposure to interest rate risk on liquid funds is actively monitored and managed with an average duration of less than three months. By calculating an overall exposure to interest rate risk rather than a series of individual instrument cash flow exposures, we can more readily monitor and hedge these risks. Duration analysis recognises the time value of money and in particular, prevailing interest rates by discounting future cash flows.

The interest rate risk profile of our investments at 31 December 2012 was as follows:

	Fixed $m	Floating $m	No Interest $m	Total $m
Cash and cash equivalents	—	431.3	—	431.3
Restricted cash—current	—	2.6		2.6
Restricted cash—non-current	—	13.7		13.7
Available-for-sale investments—current	—	—	167.9	167.9
Available-for-sale investments—non-current	—	—	7.8	7.8

150	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

The interest rate risk profile of our investments at 31 December 2011 was as follows:

	Fixed $m	Floating $m	No Interest $m	Total $m
Cash and cash equivalents	—	271.7	—	271.7
Restricted cash—current	—	2.6	—	2.6
Restricted cash—non-current	—	13.7	—	13.7
Available-for-sale investments—current	—	—	0.3	0.3
Available-for-sale investments—non-current	—	—	8.4	8.4

Variable interest rates on cash and liquid resources are generally based on the appropriate Euro Interbank Offered Rate, LIBOR or bank rates dependent on principal amounts on deposit.

A 10% increase in market rates of interest relating to our investments and variable rate debt would have decreased the net loss by less than $0.1 million in 2012 (2011: $0.1 million). A 10% decrease in market rates of interest would have had the equal but opposite effect on the net income/(loss) in 2012 and 2011.

c	Credit Risk

Our treasury function transacts business with counterparties that are considered to be low investment risk. Credit limits are established commensurate with the credit rating of the financial institution that business is being transacted with. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet, as shown in the table in Note 31(a).

At 31 December 2012, our cash and cash equivalents balance was $431.3 million (2011: $271.7 million). We transact with a variety of high credit quality financial institutions for the purpose of placing deposits. We actively monitor our credit exposure to ensure compliance with the counterparty risk limits of the treasury policy approved by the Audit Committee of the board. As at 31 December 2012, $231.2 million (2011: $132.1 million) of the cash and cash equivalents balance is invested in U.S. Treasuries funds and we consider the associated sovereign risk to be remote. In addition, as at 31 December 2012, we hold $200.1 million (2011: $139.6 million) on deposit with board approved counterparty banks and financial institutions. These deposits have maturities of one month or less. Our restricted cash balances are all on deposit with banks and financial institutions with minimum independent credit ratings of “A”.

For customers, we have a credit policy in place that involves credit evaluation and ongoing account monitoring.

At the balance sheet date, we have a significant concentration of credit risk given that our main customer and collaborator, Amerisource Bergen and Biogen Idec account for 100% of our accounts receivable balance at 31 December 2012 (2011: 100%). However, we do not believe our credit risk in relation to this customer and collaborator is significant, as they each have an investment grade credit rating.

The maximum exposure to credit risk for accounts receivable at 31 December by geographic region was as follows:

	2012 $m	2011 $m
United States	193.3	167.5
Ireland	0.2	0.2
Total	193.5	167.7

At 31 December 2012 and 2011, there were no trade receivables past due but not impaired. At 31 December 2012 and 2011, we had no provisions for doubtful debts.

d	Foreign currency risk

We are a multinational business operating in a number of countries and the U.S. dollar is the primary currency in which we conduct business. The U.S. dollar is used for planning and budgetary purposes and is the functional currency for financial

Elan Corporation, plc 2012 Annual Report	151

reporting. We do, however, have revenues, costs, assets and liabilities denominated in currencies other than U.S. dollars. We have no material subsidiaries with a functional currency other than the U.S. dollar. Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. The resulting monetary assets and liabilities are translated into the appropriate functional currency at exchange rates prevailing at the balance sheet date and the resulting gains and losses are recognised in the income statement.

We actively manage our foreign exchange exposures to reduce the exchange rate volatility on our results of operations. The principal foreign currency risk to which we are exposed relates to movements in the exchange rate of the U.S. dollar against the euro. The main exposure is revenue received in euro arising from sales of Tysabri in the European Union and expenses denominated in euro from our corporate office in Dublin. We closely monitor expected euro cash flows to identify exposures and, if considered appropriate, enter into forward foreign exchange contracts or other derivative instruments to further reduce our foreign currency risk.

During 2012, average exchange rates were $1.286 = €1.00. We entered into a number of forward foreign exchange contracts during 2012 at various rates of exchange that required us to sell U.S. dollars for euro and sell euro for U.S. dollars. At 31 December 2012, we held a net forward foreign exchange derivative liability of $0.3 million (2011:$Nil) relating to outstanding forward foreign exchange contracts that expire on various dates during the first half of 2013. We recorded a net gain of $0.5 million (2011: $0.7 million) on the forward exchange contracts during the year.

The table below shows our currency exposure. Such exposure comprises the monetary assets and monetary liabilities that are not denominated in the functional currency of the operating unit involved. At 31 December these exposures were as follows:

Net Foreign Currency	Functional Currency of Group Operation
Monetary Assets/(Liabilities)	2012 $m	2011 $m
Sterling	0.1	—
Euro	9.9	(2.1)
Total	10.0	(2.1)

A 10% strengthening of the U.S. dollar against the following currencies at 31 December would have increased/(decreased) shareholders’ equity and net loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	At 31 December 2012		At 31 December 2011
	Equity	Net Loss	Equity	Net Loss
	$m	$m	$m	$m
Euro	—	1.0	—	(0.2)

A 10% weakening of the U.S. dollar against the above currencies would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

e	Equity Price Risk

At 31 December 2012, our primary equity securities price risk related our shareholdings in Alkermes plc and in Prothena. At 31 December 2012, the fair value of our available-for-sale investment in Alkermes plc was $143.5 million (2011: $Nil) and the fair value of our available-for-sale investment in Prothena was $23.3 million (2011: $Nil).

Following the completion of the merger between Alkermes, Inc. and EDT on 16 September 2011, we held approximately 25% of the equity of Alkermes plc (31.9 million shares). Our equity interest in Alkermes plc was recorded as an investment in associate on the Consolidated Balance Sheet at an initial carrying value of $528.6 million, based on the closing share

152	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

price of $16.57 of Alkermes, Inc. shares on the date of the transaction. In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc for net proceeds of $380.9 million after deduction of underwriter and other fees. Following this sale, we continued to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest in Alkermes plc. Following the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc ceased to qualify as an investment in associate and was recorded as an available-for-sale investment with an initial carrying value of $134.1 million. The initial fair value of the available-for-sale investment was based on the closing Alkermes plc share price on the date significant influence ended of $17.30 per share.

On 31 January 2013, we announced that we had agreed to sell all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on 6 February 2013 and we received proceeds of $169.7 million. We will record a realised gain on the disposal of this investment of $35.6 million in the 2013 Consolidated Financial Statements.

On 20 December 2012, we completed the separation of the Prothena Business into a new, publicly traded company incorporated in Ireland. The issued share capital of Prothena was admitted to trading on the NASDAQ Global Market on 21 December 2012. In connection with the separation of the Prothena Business, a wholly owned subsidiary of Elan subscribed for 3.2 million newly-issued ordinary shares of Prothena, representing 18% of the outstanding ordinary shares of Prothena. This investment was recorded as an available for sale investment on the Consolidated Balance Sheet at an initial carrying value of $22.9 million.

f	Liquidity and Capital

We define liquid resources as the total of our cash and cash equivalents, current restricted cash and current available-for-sale investment securities. We define capital as our shareholders’ equity.

Our objectives when managing our liquid resources are:

•

To maintain adequate liquid resources to fund our ongoing operations and safeguard our ability to continue as a going concern, so that we can continue to provide benefits to patients and create value for investors;

•	To have available the necessary financial resources to allow us to invest in areas that may deliver future benefits for patients and create value for shareholders; and

•	To maintain sufficient financial resources to mitigate against risks and unforeseen events.

Liquid and capital resources are monitored on the basis of the total amount of such resources available and our anticipated requirements for the foreseeable future. Our liquid resources and shareholders’ equity at 31 December were as follows:

	2012 $m	2011 $m
Cash and cash equivalents	431.3	271.7
Restricted cash–current	2.6	2.6
Available-for-sale investments–current	167.9	0.3
Total liquid resources	601.8	274.6
Shareholders’ equity	568.6	815.2

At 31 December 2012, our total cash and cash equivalents, current restricted cash and cash equivalents, and current investment securities of $601.8 million (2011: $274.6 million) included $357.7 million (2011: $235.8 million) that was held by foreign subsidiaries in the following jurisdictions:

	2012 $m	2011 $m
United States	292.1	172.8
Bermuda	41.1	38.0
Other	24.5	25.0
Total	357.7	235.8

There are currently no restrictions that would have a material adverse impact on the parent company or consolidated liquidity of Elan in relation to the intercompany transfer of cash held by our foreign subsidiaries.

Elan Corporation, plc 2012 Annual Report	153

We have historically financed our operating and capital resource requirements through cash flows from operations, sales of investment securities and borrowings. We consider all highly liquid deposits with an original maturity of three months or less to be cash equivalents. Our primary source of funds at 31 December 2012 consisted of cash and cash equivalents of $431.3 million, which excludes current restricted cash of $2.6 million and current available-for-sale investments of $167.9 million.

For details of the banks and financial institutions in which we hold our cash and cash equivalents and restricted cash balances, refer to Note 31(c). For details of our available-for-sale investments, refer to Note 18.

In 2012, we redeemed the outstanding aggregate principal amount of the 2016 Notes issued October 2009 of $472.1 million and the outstanding aggregate principal amount of the 2016 Notes issued August 2010 of $152.4 million.

Following these debt redemptions, the principal amount of our debt has been reduced from $624.5 million at 31 December 2011 to $600.0 million at 31 December 2012.

At 31 December 2012, our shareholders’ equity was $568.6 million, compared to $815.2 million at 31 December 2011. The decrease is primarily due to the net loss incurred during the year.

We believe that we have sufficient current cash, liquid resources, realisable assets and investments to meet our liquidity requirements for the foreseeable future. Longer term liquidity requirements and debt repayments will need to be met out of available cash resources, future operating cash flows, financial and other asset realisations and future financing. However, events, including the failure to complete the Tysabri Transaction, a material deterioration in our operating performance as a result of an inability to sell significant amounts of Tysabri, material adverse legal judgements, fines, penalties or settlements arising from litigation or governmental investigations, failure to successfully develop and receive marketing approval for products under development or the occurrence of other circumstances or events described in the “Risk Factors” section on pages 185 to 195 of this Annual Report, could materially and adversely affect our ability to meet our longer term liquidity requirements.

We continually evaluate our liquidity requirements, capital needs and availability of resources in view of, among other things, alternative uses of capital, debt service requirements, the cost of debt and equity capital and estimated future operating cash flow. We may raise additional capital; restructure or refinance outstanding debt; repurchase material amounts of outstanding debt (the 6.25% Notes) or equity; consider the sale of interests in subsidiaries, investment securities or other assets; or take a combination of such steps or other steps to increase or manage our liquidity and capital resources. Any such actions or steps, including any repurchase of outstanding debt or equity, could be material. In the normal course of business, we may investigate, evaluate, discuss and engage in future company or product acquisitions, capital expenditures, investments and other business opportunities. In the event of any future acquisitions, capital expenditures, investments or other business opportunities, we may consider using available cash or raising additional capital, including the issuance of additional debt.

154	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

The maturity of the contractual undiscounted cash flows (including estimated future interest payments on debt) of our financial liabilities were as follows:

	Total Carrying Value $m	Total Contractual Cash Flows $m	Less than 1 Year $m	1-3 Years $m	3-5 Years $m	More than 5 Years $m
At 31 December 2012:
6.25% Notes	588.2	854.9	37.5	75.0	75.0	667.4
Accounts payable	45.6	45.6	45.6	—	—	—
Accrued and other financial liabilities(1)	263.5	263.5	256.8	6.0	0.7	—
Total at 31 December 2012	897.3	1,164.0	339.9	81.0	75.7	667.4
At 31 December 2011:
2016 Notes issued October 2009	459.7	670.0	41.3	82.6	546.1	—
2016 Notes issued August 2010	144.2	216.3	13.3	26.7	176.3	—
Accounts payable	46.4	46.4	46.4	—	—	—
Accrued and other financial liabilities(1)	203.1	203.1	199.2	—	—	3.9
Total at 31 December 2011	853.4	1,135.8	300.2	109.3	722.4	3.9

(1)	Excludes total deferred rent of $1.2 million (2011: $18.9 million) and total other non-financial liabilities of $0.7 million (2011: $25.5 million).

32.	Leases

Operating Leases

We lease certain of our facilities under non-cancellable operating lease agreements that expire at various dates through 2020. The major components of our operating leases that were in effect at 31 December 2012 are as described below.

We have lease agreements for 260,000 square feet of space in South San Francisco which has been utilised for R&D, administration and other corporate functions. The lease term for 55,000 square feet of this space expires in November 2014, with the lease term for the remainder of the leased space expiring between March 2019 and January 2020, with an option to renew for one additional five-year period. We have sub-leased 55,000 square feet of this space which was no longer being utilised by R&D, sales and administrative functions to Janssen AI. As a result of the planned closure of our facilities in South San Francisco during the first half of 2013, following the separation of the Prothena Business and cessation of the remaining early stage research activities, we will no longer utilise the remaining 205,000 square feet of space in South San Francisco.

We also leased approximately 26,000 square feet of space in South San Francisco which was utilised for our Prothena R&D function. As part of the separation of the Prothena Business, we assigned this lease to Prothena. We agreed to indemnify the landlord for all matters related to the leases through the expiry of the lease in 2020. For further information on the fair value of this operating lease guarantee, refer to Note 30.

We have lease agreements for 41,000 square feet of space for our corporate headquarters located in the Treasury Building, Dublin, Ireland. This lease expires in July 2014, with an option to renew for two additional 10-year periods. We have sub-leased a portion of this space that we no longer utilise to Janssen AI. This sub-lease expires in July 2014.

We closed the New York office in March 2009 and have entered into sub-lease agreements for this space. The lease period expires in February 2015.

During 2012, we entered into a lease agreement for 11,830 square feet of space in Cambridge, Massachusetts which is being utilised by our R&D, sales and administrative functions. The lease period expires in 2017.

In December 2011, we closed the 113,000 square feet EDT facility located in King of Prussia, Pennsylvania. The two leases expire between April 2019 and May 2020. The future rental commitments relating to the leases are included in the table below. Approximately 50,000 square feet of this space was sublet by 31 December 2012.

In addition, we also have various operating leases for equipment and vehicles, with lease terms that range from three to five years.

Elan Corporation, plc 2012 Annual Report	155

We recorded an expense under operating leases of $19.2 million in 2012 (2011: $23.8 million). We recorded income under our operating subleasing agreement of $2.8 million in 2012 (2011: $2.8 million).

As of 31 December 2012, our future minimum rental commitments for operating leases with non-cancellable terms in excess of one year are as follows (in millions):

	2012 $m		2011 $m
Less than one year	21.3		32.4
Between one and five years	63.5		71.7
More than five years	24.4		112.6
Total	109.2	(1)	216.7

(1)	The future minimum rental commitments include the commitments in respect of lease contracts where the future lease commitments exceeds the future expected economic benefit that we expect to derive from the leased asset which has resulted in the recognition of an onerous lease provision.

The total amount of future minimum sublease payments expected to be received at 31 December 2012 is $10.4 million (2011: $6.4 million).

Finance Leases

There were no finance leases in place at 31 December 2012 or 2011. The depreciation expense related to assets under finance leases for 2012 was $Nil (2011: 0.3 million).

33.	Commitments and Contingencies

The following capital commitments for the purchase of property, plant and equipment had been authorised by the directors at 31 December:

	2012 $m	2011 $m
Contracted for	0.1	3.0
Not-contracted for	1.7	6.4
Total	1.8	9.4

At 31 December 2012, we had commitments to invest $2.0 million (2011: $2.6 million) in healthcare managed funds.

For information on lease commitments, refer to Note 32. For information on our contingent commitments as a result of our in-substance guarantee over Prothena’s commitments under its lease of the facilities at 650 Gateway Boulevard in South San Francisco, refer to Note 30. For litigation and administrative proceedings related to contingencies, refer to Note 35. For information on commitments in relation to our collaboration agreements, where applicable, refer to Note 34.

34.	Development and Marketing Collaboration Agreements

Biogen	Idec

In August 2000, we entered into a development and marketing Collaboration Agreement with Biogen Idec, successor to Biogen, Inc., to collaborate in the development and commercialisation of Tysabri for multiple sclerosis (MS) and Crohn’s disease, with Biogen Idec acting as the lead party for MS and Elan acting as the lead party for Crohn’s disease.

In November 2004, Tysabri received regulatory approval in the United States for the treatment of relapsing forms of MS. In February 2005, Elan and Biogen Idec voluntarily suspended the commercialisation and dosing in clinical trials of Tysabri. This decision was based on reports of serious adverse events involving cases of progressive multifocal leukoencephalopathy (PML), a rare and potentially fatal, demyelinating disease of the central nervous system.

In June 2006, the Food and Drug Administration (FDA) approved the reintroduction of Tysabri for the treatment of relapsing forms of MS. Approval for the marketing of Tysabri in the European Union was also received in June 2006 and has

156	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

subsequently been received in a number of other countries. The distribution of Tysabri in both the United States and the European Union commenced in July 2006. Global in-market net sales of Tysabri in 2012 were $1,631.1 million (2011: $1,510.6 million), consisting of $886.0 million (2011: $746.5 million) in the U.S. market and $745.1 million (2011: $764.1 million) in the ROW.

In January 2008, the FDA approved the supplemental Biologics License Application (sBLA) for Tysabri for the treatment of patients with Crohn’s disease, and Tysabri was launched in this indication at the end of the first quarter of 2008. In July 2008, we made an optional payment of $75.0 million to Biogen Idec in order to maintain our approximate 50% share of Tysabri for annual global in-market net sales of Tysabri that are in excess of $700.0 million. In addition, in December 2008, we exercised our option to pay a further $50.0 million milestone to Biogen Idec in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $1.1 billion. There are no further milestone payments required for us to retain our approximate 50% profit share.

On 6 February 2013, we announced that we have entered into an asset purchase agreement with Biogen Idec to transfer to Biogen Idec all Tysabri IP and other assets related to Tysabri. As a result of this transaction, Biogen Idec will have sole authority over and exclusive worldwide rights to the development, manufacturing and commercialisation of Tysabri. In accordance with the terms of the transaction, upon consummation of the transaction, the existing collaboration arrangements with Biogen Idec will be terminated and Biogen Idec will pay to us an upfront payment of $3.25 billion and continuing royalties on Tysabri in-market sales. We will earn a royalty of 12% of global net sales of Tysabri during the first 12 months following the closing of the transaction. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on annual global net sales above $2.0 billion. We will recognise a gain on the disposal of the Tysabri business of approximately $3 billion in the 2013 Consolidated Financial Statements. On 8 March 2013, we provided an update on the Tysabri Transaction. Two material closing conditions in connection with the Tysabri Transaction were the review process under the Hart-Scott-Rodino Antitrust Improvements Act (HSR) in the United States and the review by the Spanish Competition Authority in Europe. The waiting period for the U.S. antitrust review under HSR expired on 8 March 2013. This followed the clearance on 6 March 2013, of the Tysabri Transaction by the Spanish Competition Authority. Consequently, in accordance with the terms of the Asset Purchase Agreement, and assuming satisfaction of the other closing conditions, closing is expected to occur during the second quarter of 2013.

Tysabri was developed in collaboration with Biogen Idec. Until the Tysabri Transaction closes, Tysabri continues to be marketed in collaboration with Biogen Idec and, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialisation costs. Upon consummation of the Tysabri Transaction, Biogen Idec will be responsible for all development and commercialisation costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Outside the United States, Biogen Idec. is responsible for distribution.

The Tysabri collaboration is a jointly controlled operation in accordance with IAS 31. A jointly controlled operation is an operation of a joint venture (as defined in IAS 31) that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finances, which represent its own obligations.

Our actual operating profit or loss on Tysabri differs from our share of the collaboration operating profit or loss, because certain Tysabri-related expenses are not shared through the collaboration and certain unique risks are retained by each party.

The Tysabri collaboration operating profit or loss is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In accordance with IAS 31, in any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we do not recognise any Tysabri product revenue. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, we recognise as revenue our share of the collaboration profit from sales of Tysabri, plus our directly incurred collaboration expenses on these sales, which are primarily comprised of royalties, that we incur and are payable by us to third parties and are reimbursed by the collaboration.

If the Tysabri Transaction is not consummated, the Collaboration Agreement will expire in November 2019, but may be extended by mutual agreement of the parties. If the agreement is not extended, then each of Biogen Idec and Elan has the

Elan Corporation, plc 2012 Annual Report	157

option to buy the other party’s rights to Tysabri upon expiration of the term. Each party has a similar option to buy the other party’s rights to Tysabri if the other party undergoes a change of control (as defined in the Collaboration Agreement); however in some circumstances this option will terminate if the Tysabri Transaction fails to complete. In addition, each of Biogen Idec and Elan can terminate the agreement for convenience or material breach by the other party, in which case, among other things, certain licenses, regulatory approvals and other rights related to the manufacture, sale and development of Tysabri are required to be transferred to the party that is not terminating for convenience or is not in material breach of the agreement.

For additional information relating to Tysabri, refer to Note 12.

Johnson & Johnson AIP Agreements

On 17 September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, completed the acquisition of substantially all of our assets and rights related to the AIP. In addition, Johnson & Johnson, through its affiliate Janssen Pharmaceutical, invested $885.0 million in exchange for newly issued American Depositary Receipts (ADRs) of Elan, representing 18.4% of our outstanding Ordinary Shares at the time.

Under the terms of the transaction, Johnson & Johnson provided an initial $500.0 million of funding to Janssen AI for the development and commercialisation of the AIP and Elan has a 49.9% shareholding in Janssen AI. The AIP is a collaboration between Janssen AI and Pfizer, which control all operational aspects of the AIP, including bapineuzumab. Through its shareholding in Janssen AI, Elan has an approximate 25.0% economic interest in the AIP, together with certain royalty rights on any future commercialisation of the AIP. Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funded by Johnson & Johnson will be required to be funded by Johnson & Johnson and Elan in proportion to their respective shareholdings in Janssen AI, up to a maximum additional funding commitment of $400.0 million in total. During 2012, we provided $76.9 million of our proportionate funding commitment and in January 2013, we provided an additional $29.9 million of our funding commitment. Following the provision of this funding in January 2013, our remaining funding commitment to Janssen AI is $93.2 million. In the event that the AIP collaboration requires expenditures in excess of the additional $400.0 million pro rata commitment, the funding for such expenditures will be on terms determined by the board of directors of Janssen AI, with Johnson & Johnson and Elan each having a right of first refusal to provide such funding. If we fail to provide our share of the $400.0 million commitment or any additional funding that is required for the development of the AIP, and if Johnson & Johnson elects to fund such an amount, our interest in Janssen AI could, at the option of Johnson & Johnson, be commensurately reduced.

On 6 August 2012, Johnson & Johnson issued a press release announcing that Janssen AI and Pfizer had determined to discontinue the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease based on the co-primary clinical endpoints not being met in the Janssen AI-led Phase 3 clinical studies (Study 301 and 302). We subsequently recorded a non-cash impairment charge of $117.3 million on our investment in associate in Janssen AI, representing the full initial estimated value of our 49.9% share of the Janssen AI AIP assets.

Under the terms of the Johnson & Johnson Transaction, if we undergo a change of control, an affiliate of Johnson & Johnson will be entitled to purchase our 49.9% interest in Janssen AI at the then fair value.

Transition Therapeutics Collaboration Agreement

In September 2006, we entered into an exclusive, worldwide collaboration with Transition for the joint development and commercialisation of a novel therapeutic agent for Alzheimer’s disease. The small molecule, ELND005, is a beta amyloid anti-aggregation agent that has been granted fast track designation by the FDA. In December 2007, the first patient was dosed in a Phase 2 clinical study. This 18-month, randomised, double-blind, placebo-controlled, dose-ranging study was designed to evaluate the safety and efficacy of ELND005 in approximately 340 patients with mild to moderate Alzheimer’s disease. In December 2009, we announced that patients would be withdrawn from the two highest dose groups due to safety concerns. In August 2010, Elan and Transition announced the top-line summary results of the Phase 2 clinical study and in September 2011, the Phase 2 clinical study data was published in the journal Neurology. The study’s cognitive and functional co-primary endpoints did not achieve statistical significance. The 250mg twice daily dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid (CSF), in a subgroup of patients who provided CSF samples. This dose achieved targeted drug levels in the CSF and showed some effects on clinical endpoints in an exploratory analysis.

158	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

In December 2010, we modified our Collaboration Agreement with Transition and, in connection with this modification, Transition elected to exercise its opt-out right under the original agreement. Under this amendment, we paid Transition $9.0 million in 2010 and Transition received a further $11.0 million payment upon our commencement of an ELND005 Phase 2 clinical trial in 2012. Transition are no longer eligible to receive a $25.0 million milestone that would have been due upon the commencement of a Phase 3 trial for ELND005 under the terms of the original agreement.

As a consequence of Transition’s decision to exercise its opt-out right, it no longer funds the development or commercialisation of ELND005 and has relinquished its 30% ownership of ELND005 to us. Consistent with the terms of the original agreement, following its opt-out decision, Transition will be entitled to receive milestone payments of up to $93.0 million, along with tiered royalty payments ranging in percentage from a high single digit to the mid teens (subject to offsets) based on net sales of ELND005 should the drug receive the necessary regulatory approvals for commercialisation. The term of the Collaboration Agreement runs until we are no longer developing or commercialising ELND005. We may terminate the Collaboration Agreement upon not less than 90 days notice to Transition and either party may terminate the Collaboration Agreement for material breach or because of insolvency of the other party.

In 2012, we initiated two Phase 2 clinical trials of ELND005. The first Phase 2 clinical trial is a safety and efficacy study of ELND005 as an adjunctive treatment of Bipolar Disease (Study BPD201) and the second Phase 2 trial studies ELND005 for the treatment of agitation/aggression in patients with moderate to severe Alzheimer’s disease (Study AG201).

35.	Litigation

We are involved in legal and administrative proceedings that could have a material adverse effect on us.

Zonegran matter

In January 2006, we received a subpoena from the U.S. Department of Justice and the Department of Health and Human Services, Office of Inspector General, asking for documents and materials primarily related to our marketing practices for Zonegran, an antiepileptic prescription medicine that we divested to Eisai Inc. in April 2004.

In December 2010, we finalised our agreement with the U.S. Attorney’s Office for the District of Massachusetts to resolve all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran. In addition, we pleaded guilty to a misdemeanour violation of the Federal Food, Drug, and Cosmetic (FD&C) Act and entered into a Corporate Integrity Agreement with the Office of Inspector General of the Department of Health and Human Services to promote our compliance with the requirements of U.S. federal healthcare programmes and the FDA. If we materially fail to comply with the requirements of U.S. federal healthcare programmes or the FDA, or otherwise materially breach the terms of the Corporate Integrity Agreement, such as by a material breach of the compliance programme or reporting obligations of the Corporate Integrity Agreement, severe sanctions could be imposed upon us.

In March 2011, we paid $203.5 million pursuant to the terms of a global settlement resolving all U.S. federal and related state Medicaid claims. During 2010, we recorded a $206.3 million charge for the settlement, interest and related costs.

This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

Securities matters

In March 2005, we received a letter from the SEC stating that the SEC’s Division of Enforcement was conducting an informal inquiry into actions and securities trading relating to Tysabri events. The SEC’s inquiry primarily relates to events surrounding the 28 February 2005 announcement of the decision to voluntarily suspend the marketing and clinical dosing of Tysabri. We have provided materials to the SEC in connection with the inquiry but have not received any additional requests for information or interviews relating to the inquiry.

The SEC notified us in January 2009 that the SEC was conducting an informal inquiry primarily relating to the 31 July 2008 announcement concerning the initial two Tysabri-related PML cases that occurred subsequent to the resumption of marketing Tysabri in 2006. We have provided the SEC with materials in connection with the inquiry.

On 24 September 2009, we received a subpoena from the SEC’s New York Regional Office requesting records relating to an investigation captioned In the Matter of Elan Corporation, plc. The subpoena requested records and information relating

Elan Corporation, plc 2012 Annual Report	159

to the 31 July 2008 announcement of the two Tysabri-related PML cases as well as records and information relating to the 29 July 2008 announcement at the International Conference of Alzheimer’s Disease concerning the Phase 2 trial data for bapineuzumab. In July 2011 and throughout 2012, we received supplemental requests for documents from the SEC and/or the U.S. Department of Justice (DOJ) related to this matter. We have provided the SEC and the DOJ with materials in connection with the investigation.

We and some of our officers and directors were named as defendants in five putative class action lawsuits filed in the U.S. District Court for the Southern District of New York in 2008. The cases were consolidated as In Re: Elan Corporation Securities Litigation. The plaintiffs’ Consolidated Amended Complaint was filed on 17 August 2009, and alleged claims under the U.S. federal securities laws and sought damages on behalf of all purchasers of our stock during periods ranging between 21 May 2007 and 21 October 2008. The complaints alleged that we issued false and misleading public statements concerning the safety and efficacy of bapineuzumab. On 23 July 2010, a securities case was filed in the U.S. District Court for the Southern District of New York. This case was accepted by the court as a “related case” to the existing 2008 matter. The 2010 case purported to be filed on behalf of all purchasers of Elan call options during the period from 17 June 2008 to 29 July 2008. On 10 August 2011, the court dismissed the class action lawsuits with prejudice. The “related case” plaintiffs appealed the dismissal to the U.S. Court of Appeals for the Second Circuit which dismissed the appeal on 1 February 2013.

Tysabri product liability lawsuits

We and our collaborator Biogen Idec are co-defendants in product liability lawsuits arising out of the occurrence of PML and other serious adverse events, including deaths, which occurred in patients taking Tysabri. We expect additional product liability lawsuits related to Tysabri to be filed. While we intend to vigorously defend these lawsuits, we cannot predict how these cases will be resolved. Adverse results in one or more of these lawsuits could result in substantial monetary judgements against us.

36.	Related Parties

Subsidiaries and associate undertakings

We have a related party relationship with our subsidiary and our associate undertakings (see Note 40 for a list of these undertakings), directors and officers. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

Key management personnel

The total compensation of our key management personnel, defined as our current and former directors and officers that served during the year (2012: 17 persons; 2011: 19 persons), was as follows:

	2012 $m	2011 $m
Share-based compensation	11.6	8.1
Short-term employee benefits	7.3	7.3
Post-employment benefits	0.4	0.5
Total	19.3	15.9

The total compensation of our key management personnel during the year of $19.3 million (2011: $15.9 million) includes $1.7 million (2011: $Nil) related to termination payments, including $1.3 million of short term employee benefits and $0.4 million of share based compensation.

Janssen AI

Janssen AI, a newly formed subsidiary of Johnson & Johnson, acquired substantially all of the assets and rights related to the AIP with Wyeth (which has been acquired by Pfizer) in September 2009. In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI which was recorded as an investment in associate on the Consolidated Balance Sheet. For additional information relating to our investment in associate, refer to Note 9.

160	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

Following the divestment of the AIP business to Janssen AI in September 2009, we provided administrative, I.T., and R&D transition services to Janssen AI. These activities ceased in December 2010, with the exception of I.T. related services which ceased in 2011. We received sublease rental income of $2.4 million in 2012 (2011: $2.2 million) from Janssen AI in respect of lease agreements for office and laboratory space in South San Francisco and office space in Dublin. The total expense in 2012 relating to equity-settled share based awards held by former Elan employees that transferred to Janssen AI was $1.5 million (2011: $2.4 million). At 31 December 2012, we had a balance owing to us from Janssen AI of $0.5 million (2011: $Nil).

Alkermes plc

In connection with the divestment of our EDT business on 16 September 2011, we received $500.0 million in cash consideration and 31.9 million ordinary shares of Alkermes plc, which represented approximately 25% of the equity of Alkermes plc at the close of the transaction. Our equity interest in Alkermes plc was recorded as an investment in associate on the Consolidated Balance Sheet at a carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction.

On 13 March 2011, we announced that we had sold 24.15 million of the ordinary shares that we held in Alkermes plc for net proceeds of $380.9 million after deduction of underwriter and other fees. Following this sale, we continued to own 7.75 million ordinary shares of Alkermes plc, representing approximately 6% of the ordinary shares of Alkermes plc. as an available-for-sale investment.

On 31 January 2013, we announced that we had agreed to sell all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on 6 February 2013 and we received proceeds of $169.7 million. We will recognise a realised gain on the disposal of the Alkermes plc available-for-sale investment of $35.6 million in the 2013 Consolidated Financial Statements.

Following the divestment of the EDT business to Alkermes plc, we provided administrative and I.T. transition services to Alkermes plc, and recorded fees of $0.3 million in 2012 (2011: $1.1 million) related to these transition services. At 31 December 2012, there was no balance owing to us from Alkermes plc (2011: $1.9 million).

Prothena Corporation, plc

On 20 December 2012, we completed the separation of the Prothena Business, into a new, publicly traded company incorporated in Ireland. The issued share capital of Prothena was admitted to trading on the NASDAQ Global Market on 21 December 2012. The separation of the Prothena Business from Elan was completed through a demerger under Irish law. The demerger was effected by Elan transferring our wholly-owned subsidiaries that comprised the Prothena Business to Prothena, in exchange for Prothena issuing Prothena ordinary shares directly to Elan shareholders, on a pro rata basis. Prothena’s issuance of its outstanding shares constituted a deemed in specie distribution by Elan to its shareholders. Each Elan shareholder received one Prothena ordinary share for every 41 Elan ordinary shares or Elan ADSs held.

Immediately following the separation of the Prothena Business, a wholly owned subsidiary of Elan subscribed for 3.2 million newly-issued ordinary shares of Prothena, representing 18% of the outstanding ordinary shares of Prothena. This investment has been recorded as an available-for-sale investment on the Consolidated Balance Sheet at an initial fair value of $22.9 million. In connection with the separation of the Prothena Business, we made a cash distribution to Prothena, which together with the consideration for 18% of Prothena’s outstanding ordinary shares, totalled $125.0 million. See Note 18 for further details of the available for sale investment.

On 20 December 2012, we entered into a Transition Services Agreement for a period of six months post separation and in no event later than 31 December 2013, with Prothena pursuant to which Prothena and we will provide each other with specified services, including Chemistry Manufacturing and Controls (CMC)/quality assurance, information services, IT services, facilities services, company secretarial services, finance services, legal services, compliance services and human relations services. We also entered a Research and Development Services Agreement with Prothena under which Prothena will provide certain research and development services to Elan for a minimum of two years and for a minimum fixed charge of $0.5 million per annum.

We did not earn or incur any fees related to the Transition Services Agreement or the Research and Development Services Agreement during 2012.

Elan Corporation, plc 2012 Annual Report	161

Transactions with Directors

Mr. Martin

On 7 January 2003, we and Elan Pharmaceuticals, Inc. (EPI) entered into an agreement with Mr. Martin such that Mr. Martin was appointed president and CEO effective 3 February 2003.

Effective 7 December 2005, we and EPI entered into a new employment agreement with Mr. Martin, under which Mr. Martin continued to serve as our CEO with an initial base annual salary of $798,000. Under the 2003 agreement, Mr. Martin was eligible to participate in our annual bonus plan, performance-based stock awards and merit award plans. Under the new agreement, Mr. Martin was granted an option to purchase 750,000 Ordinary Shares with an exercise price per share of $12.03, vesting in three equal annual instalments (the 2005 Options). Mr. Martin’s employment agreement was amended on 19 December 2008 to comply with the requirements of Section 409A of the IRC.

On 2 June 2010, Elan and Mr. Martin agreed to amend his 2005 employment contract from an open-ended agreement to a fixed term agreement. Under this 2010 agreement, Mr. Martin committed to remain in his current role as CEO and director of the Company through to 1 May 2012. It was agreed that upon the completion of this fixed term Mr. Martin would then serve the board as executive adviser through to 31 January 2013. Under this amendment, Mr. Martin’s base salary was increased from $800,000 to $1,000,000 per year effective 1 June 2010, and when Mr. Martin moved to the role of executive adviser, his base salary was to be reduced to $750,000 per year, he would not be eligible for a bonus and he would resign from the board. However, as 2012 represented a significant transformational period for the Company, it was decided by the board that the Company and our shareholders would be best served by Mr. Martin continuing his leadership through this critical period and strategic inflection point. To that end, the board requested that Mr. Martin extend his tenure as the Elan CEO creating continuity and an opportunity to achieve further clarity for Elan’s strategic and financial path forward. Mr. Martin agreed to this request and the extension.

Effective 30 April 2012, we, EPI and Mr. Martin amended and restated Mr. Martin’s employment agreement. Under the amended and restated agreement, Mr.Martin’s term as CEO was extended indefinitely while his base salary remained at $1,000,000 per year, the vesting of his equity awards that were granted in February 2012 was accelerated to October 2012, the vesting of any equity awards granted in 2013 would receive partial acceleration upon termination of Mr. Martin’s employment, and Mr. Martin was awarded an option to purchase 486,000 shares (subsequently adjusted to 501,754 shares on 20 December 2012, in connection with the separation and distribution of the Prothena Business. Refer to Note 28 for additional information on the 20 December 2012, equity adjustments), with an exercise price per share of $13.79 (subsequently adjusted to $13.36 on 20 December 2012), and an RSU grant covering 81,000 shares (subsequently adjusted to 83,626 shares on 20 December 2012). The equity awards granted in April 2012 vest over a two year period.

In general, the amended and restated agreement, continues until Mr. Martin resigns, is involuntarily terminated, is terminated for cause or dies, or is disabled. Subject to certain conditions, if Mr. Martin’s employment is involuntarily terminated (other than for cause, death or disability), Mr. Martin leaves for good reason or Mr. Martin resigns on or after 2 April 2013, we will pay Mr. Martin a lump sum equal to two (three, in the event of a change in control) times his salary and target bonus. Similarly, most options will be exercisable until the earlier of (i) two years from the date of termination or (ii) tenth anniversary of the date of grant, or in the event of a change in control, the earlier of (i) three years from the date of termination or (ii) the tenth anniversary of the date of grant of the stock option.

In the event of such an involuntary termination (other than as the result of a change in control), Mr. Martin will, for a period of two years (three years in the event of a change in control), or, if earlier, the date Mr. Martin obtains other employment, continue to participate in our health and medical plans and we shall pay Mr. Martin a lump sum of $50,000 to cover other costs and expenses. Mr. Martin will also be entitled to career transition assistance and the use of an office and the services of a full-time secretary for a reasonable period of time not to exceed two years (three years in the event of a change in control).

In addition, if it is determined that any payment or distribution to Mr. Martin would be subject to excise tax under Section 4999 of the IRC, or any interest or penalties are incurred by Mr. Martin with respect to such excise tax, then Mr. Martin shall be entitled to an additional payment in an amount such that after payment by Mr. Martin of all taxes on such additional payment, Mr. Martin retains an amount of such additional payment equal to such excise tax amount.

162	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

The agreement also obligates us to indemnify Mr. Martin if he is sued or threatened with suit as the result of serving as our officer or director. We will be obligated to pay Mr. Martin’s attorney’s fees if he has to bring an action to enforce any of his rights under the employment agreement.

Mr. Martin is eligible to participate in the retirement, medical, disability and life insurance plans applicable to senior executives in accordance with the terms of those plans. He may also receive financial planning and tax support and advice from the provider of his choice at a reasonable and customary annual cost.

Mr. McLaughlin

In 2012 and 2011, Davy, an Irish based stock broking, wealth management and financial advisory firm, of which Mr. McLaughlin is deputy chairman, provided advisory services to the company. The total invoiced value of these services in 2012 was $1.3 million (2011: $0.2 million), of which $1.1 million related to services rendered in relation to the offering of the 6.25% Notes.

In November 2011, the Company engaged an adult son of Mr. McLaughlin as a consultant in relation to the Company’s investor relations programmes for a fixed period. The amount invoiced for these services in 2012 was €70,800 (2011: €11,800). Mr. McLaughlin’s son was not an executive officer of Elan and did not have a key strategic role within Elan. The consultancy arrangement terminated on 30 June 2012.

Dr. Selkoe

In July 2009, EPI entered into a consultancy agreement with Dr. Selkoe under which Dr. Selkoe agreed to provide consultant services with respect to the treatment and/or prevention of neurodegenerative and autoimmune diseases. Under the agreement we paid Dr. Selkoe a fee of $12,500 per quarter. The agreement was effective for three years unless terminated by either party upon 30 days written notice and superseded all prior consulting agreements between Dr. Selkoe and Elan. In July 2012, EPI and Dr. Selkoe agreed an amendment to the 2009 agreement which extended the term of the agreement to 1 July 2015 and increased the fee payable to $18,000 per quarter. Under the consultancy agreements, Dr. Selkoe received $61,000 in 2012 (2011: $50,000).

Dr. Selkoe serves as a Company-nominated director of Janssen AI, a subsidiary of Johnson & Johnson in which Elan holds a 49.9% equity interest. In December 2010, Dr Selkoe entered into a consulting agreement with Johnson & Johnson Pharmaceutical Research & Development LLC. This agreement was amended in November 2011 to extend it until 31 December 2012. During 2011, Dr. Selkoe received a fee of $1,600 in respect of services provided under this agreement. On 2 February 2012, this consulting agreement was terminated.

Arrangements with Former Directors

Dr. Ekman

Effective 31 December 2007, Dr. Lars Ekman resigned from his operational role as president of R&D and continued to serve as a member of the board of directors of Elan in a non-executive capacity. Dr. Ekman retired from the board on 7 December 2012 in contemplation of his appointment as chairman of Prothena Corporation plc.

As part of Dr. Ekman’s retirement from executive duties, we agreed to make payments if we achieve certain milestones in respect of our Alzheimer’s disease programme. To date none of the required milestones have been triggered and no payments have been made.

Dr. Bloom

On 17 July 2009, EPI entered into a consultancy agreement with Dr. Bloom under which Dr. Bloom agreed to provide consultant services to Elan with respect to the treatment and/or prevention of neurodegenerative diseases and to act as an advisor to the science and technology committee (the “2009 Agreement”). Effective 17 July 2011, the 2009 Agreement was extended for a further year (“the Amended Agreement”) and under which we would pay Dr. Bloom a fee of $12,500 per quarter. Effective 17 July 2012, Dr. Bloom’s Amended Agreement was renewed for a further 12 month period. As with its predecessor, this agreement can be terminated by either party upon 30 days written notice. Under the consultancy agreements, Dr. Bloom received $50,000 in 2012 (2011: $44,674).

Elan Corporation, plc 2012 Annual Report	163

Mr. Hasler

Effective 1 October 2012, Elan Pharmaceuticals GmbH entered into an employment agreement with Mr. Hasler under which Mr. Hasler was appointed our chief operating officer with an initial base annual salary of 600,000 CHF. Mr. Hasler is eligible to participate in our annual bonus plan. Mr. Hasler was awarded an option to purchase 375,000 shares vesting in three annual instalments. Mr. Hasler resigned from the board in October 2012 in connection with his appointment as chief operating officer.

37.	Off-balance Sheet Arrangements

As at 31 December 2012 and 2011, we had no unconsolidated special purpose financing or partnership entities or other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that are material to investors.

The maturity of the contractual undiscounted cash flows (including estimated future interest payments on debt) of our financial liabilities is disclosed in Note 31(f). For details of our operating lease and other commitments, refer to Notes 32 and 33. Potential future contractual obligations in relation to our collaboration agreements are described in Note 34.

38.	Events After the Balance Sheet Date

On 31 January 2013, we announced that we had agreed to sell all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on 6 February 2013 and we received proceeds of $169.7 million. We will recognise a realised gain on the disposal of the Alkermes plc available-for-sale investment of $35.6 million in the 2013 Consolidated Financial Statements.

On 6 February 2013, we announced that we entered into an asset purchase agreement with Biogen Idec to transfer to Biogen Idec all Tysabri IP and other assets related to Tysabri. As a result of this transaction, Biogen Idec will have sole authority over and exclusive worldwide rights to the development, manufacturing and commercialisation of Tysabri. In accordance with the terms of the Tysabri Transaction, upon consummation of the transaction, the existing collaboration arrangements with Biogen Idec will be terminated and Biogen Idec will pay to us an upfront payment of $3.25 billion and continuing royalties on Tysabri in-market sales. We will earn a royalty of 12% of global net sales of Tysabri during the first 12 months following the closing of the transaction. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on annual global net sales above $2.0 billion. We will recognise a gain on the disposal of the Tysabri business of approximately $3 billion in the 2013 Consolidated Financial Statements.

On 8 March 2013, we provided an update on the Tysabri Transaction. Two material closing conditions in connection with the Tysabri Transaction were the review process under the Hart-Scott-Rodino Antitrust Improvements Act in the United States and the review by the Spanish Competition Authority in Europe. The waiting period for the U.S. antitrust review under HSR expired on 8 March 2013. This followed the clearance on 6 March 2013, of the Tysabri Transaction by the Spanish Competition Authority. Consequently, in accordance with the terms of the Asset Purchase Agreement, and assuming satisfaction of the other closing conditions, closing is expected to occur during the second quarter of 2013.

On 22 February 2013, we announced that, upon the closing of the Tysabri Transaction, we would institute a share repurchase programme by utilising $1 billion of the upfront proceeds from the Tysabri Transaction (the “Share Repurchase”). As announced on 8 March 2013, the Share Repurchase will be effected through a tender offer, which commenced on 11 March 2013, by way of a Dutch Auction. The price range is $11.25 to $13.00. Pursuant to the tender offer, J&E Davy will purchase tendered shares at the lowest price possible that will enable them to purchase up to the aggregate repurchase amount of $1.0 billion. All shares purchased in the tender offer will be purchased at the same price, even if the shareholder tendered at a lower price. In the event that the Share Repurchase is over-subscribed, J&E Davy will purchase less than all of the shares that are tendered at or below the purchase price on a pro rata basis. We will subsequently purchase from J&E Davy all of the shares purchased by them pursuant to the tender offer.

Pursuant to the indenture governing the 6.25% Notes, we are subject to certain covenants that restrict or prohibit our ability to engage in or enter into a variety of transactions, including the consummation of the Share Repurchase. Prior to the consummation of the Share Repurchase, we intend to redeem the $600.0 million of outstanding principal amount of our 6.25% Notes. We expect to incur a net charge on debt retirement in the 2013 Consolidated Financial Statements of

164	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

approximately $120 million in connection with the redemption of these notes, including an early redemption premium and the write-off of unamortised deferred financing costs.

On 25 February 2013, Royalty Management, LLC (Royalty Pharma) announced that they had made a proposal, on an indicative basis, to make an offer for the entire share capital of the Company of $11 per share. The Elan Board of Directors acknowledged this announcement and noted that the proposal remains an indication of interest, is highly conditional and may or may not lead to an offer being made for the entire issued share capital of the Company. The Board of Directors also noted that any credible proposal which may be made by Royalty Pharma or any other party would be considered by the Company.

On 4 March 2013, we announced the approval by the Board of Directors of a cash dividend programme, whereby a percentage of the Tysabri royalty to be paid to Elan by Biogen Idec in conjunction with the Tysabri Transaction terms set out above, will be paid to shareholders as a dividend. The initial percentage of the Tysabri royalty to be paid out to shareholders as a dividend is 20% of these royalties. We expect to pay these cash dividends to our shareholders in twice-yearly instalments. The first dividend is expected to be paid in the fourth quarter of 2013, subject to the closing of the Tysabri Transaction. Payment of the dividends will be made in accordance with applicable law, including, where applicable, shareholder approval.

39.	Notes to the Parent Company Financial Statements

(a)	Loss before tax from continuing and discontinued operations

The loss before tax from continuing and discontinued operations has been arrived at after charging the following items (including amounts recharged from other Group companies):

	2012 $m	2011 $m
Auditor’s remuneration:
Audit services(1)	0.1	0.1
Directors’ emoluments:
Share-based compensation expense(2)	8.5	5.6
Fees	1.0	1.1
Other emoluments and benefits in kind	2.2	3.0
Payments to retired directors	—	—
Total directors’ emoluments	11.7	9.7

(1)	Auditor’s remuneration incurred by the Parent Company related solely to audit services. There were no audit service fees paid to other KPMG firms outside Ireland in 2012 or 2011.

(2)	Includes share-based compensation expense of $5.8 million attributable to the Parent Company in 2012 (2011: $4.0 million).

(b)	Income tax

There was no income tax expense in respect of continuing or discontinued operations during the financial year or the preceding financial year.

At 31 December 2012, a DTA of $33.7 million (2011: $27.3 million), which relates to excess management expenses, existed but has not been recognised in the Parent Company Balance Sheet because, at this time, it is not probable that the asset will be realised in the future.

No taxes have been provided for the unremitted earnings of our overseas subsidiaries as any tax basis differences relating to investments in these overseas subsidiaries are considered to be permanent in duration. No taxable remittances have occurred during the last three years. Cumulative unremitted earnings of overseas subsidiaries totalled approximately $3,235.9 million at 31 December 2012 (2011: $2,973.9 million). Unremitted earnings may be liable to Irish taxation (potentially at a rate of 12.5%) if they were to be distributed as dividends.

(c)	Discontinued operations

The net loss from discontinued operations of $17.1 million during 2012 is comprised of divestment transaction costs and other costs related to the spin-off of the Prothena Business.

Elan Corporation, plc 2012 Annual Report	165

In 2011, a pension plan curtailment gain of $6.3 million arose following the divestment of the EDT business arising from the cessation of the pension accrual for EDT active members of the defined benefit pension plans. The curtailment gain of $6.3 million is comprised of an $8.8 million reduction in the defined benefit obligation offset by $2.2 million related to the allocation of unrecognised actuarial losses associated with the curtailed portion of the pension obligation and $0.3 million related to foreign exchange and is recorded as part of the net income from discontinued operations. For additional information on the pension plans, please refer to Note 15.

Prothena spin-off transaction costs paid at 31 December 2012 of $5.2 million are included in the operating cash flows of the Prothena business in the Parent Company Statement of Cash Flows. There were no other cash flows from discontinued operations in 2012 or 2011.

(d)	Investments at 31 December:

Investments in Subsidiaries $m
Cost:
At 1 January 2011	1,634.7
Share-based compensation	33.4
Other	(97.5)
At 1 January 2012	1,570.6
Addition	18.2
Capital contribution to Neotope Biosciences Limited	103.5
Distribution to Prothena Corporation, plc	(121.7)
Share-based compensation	43.2
At 31 December 2012	1,613.8

Share-based compensation represents additional capital contributions made to our subsidiaries to reflect the amounts expensed by these subsidiaries for share-based compensation.

The Parent Company acquired 100% of the ordinary shares of Neotope Biosciences Limited for consideration of $18.2 million from Elan Science One Limited in October 2012. The Parent Company subsequently made a capital contribution of $103.5 million to Neotope Biosciences Limited. The Parent Company divested of its shareholding in Neotope Biosciences Limited in December 2012 as part of the demerger of the wholly-owned subsidiaries comprising the Prothena Business to Prothena, in exchange for Prothena issuing Prothena ordinary shares directly to Elan shareholders, on a pro rata basis. For further information on the Prothena demerger, please refer to Note 39(i).

In December 2011, Elan International Science Limited (EIS) redeemed shares held by the parent company, which had a carrying value of $97.5 million.

(e)	Other non-current assets at 31 December

Other non-current assets of $25.8 million at 31 December 2012 (2011: $27.0 million) consisted of assets related to Elan’s defined benefit pension plans. For additional information on these pension plans, refer to Note 15.

(f)	Other current assets at 31 December

Other current assets of $2,633.3 million at 31 December 2012 (2011: $2,629.2 million) consisted of loans due from group undertakings.

Loans provided to Group undertakings are repayable on demand. As a result, no discounting is applied to these balances and they are carried at cost less any impairments.

166	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

(g)	Current liabilities at 31 December:

	2012 $m	2011 $m
Due to group undertakings	1,433.8	1,264.7
Accrued expenses	0.1	0.1
Current liabilities	1,433.9	1,264.8

Loans received from Group undertakings are repayable on demand. As a result, no discounting is applied to these balances.

(h)	Retained profits/(losses)

$m
Retained Profits/(Losses):
At 31 December 2011	(4,303.4)
Net loss for year ended 31 December 2012	(86.0)
Transfer of exercised and expired share-based awards	51.3
Distribution in specie	(104.4)
Reduction of share premium account to offset retained losses	6,199.9
At 31 December 2012	1,757.4

The transfer of exercised and expired share-based awards relates to grants to employees, directors and non-employees for services, that were previously recorded as an expense by the Group and have been reversed upon exercise or expiry of the awards.

In accordance with the provisions of Irish Company Law, we took steps to create income available for distribution during the year. At our Annual General Meeting on 24 May 2012, the shareholders resolved, subject to the approval of the High Court of Ireland, to reduce the share premium account of the Parent Company by cancelling some or all of the Parent Company’s share premium account (the final amount to be determined by the Directors). The Directors subsequently resolved to reduce the share premium account of the Parent Company by $6,199.9 million and use these reserves to set-off the retained losses of the Parent Company, with the balance to be treated as income which shall be available for distribution. On 19 July 2012, the Irish High Court approved the Directors’ resolution and this order was registered with the Irish Companies Registration Office on 23 July 2012.

For information on the $104.4 million distribution in specie, please refer to Note 39(i).

(i)	Distribution in specie

On 20 December 2012, we transferred a substantial portion of our drug discovery business platform into a new, publicly traded company incorporated in Ireland. The issued share capital of Prothena was admitted to trading on the NASDAQ Global Market on 21 December 2012. The demerger was effected by Elan transferring our wholly-owned subsidiaries comprising the Prothena Business to Prothena, in exchange for Prothena issuing Prothena ordinary shares directly to Elan shareholders, on a pro rata basis. Prothena’s issuance of its outstanding shares constituted a deemed in specie distribution by Elan to Elan shareholders. Each Elan shareholder received one Prothena ordinary share for every 41 Elan ordinary shares or Elan ADSs held.

The carrying amount of the assets distributed by the Parent Company in relation to the Prothena in specie distribution amounted to $121.7 million. The non-cash distribution to shareholders is recognised at the fair value of the assets distributed. The fair value of the non-cash distribution based on the closing share price of the Prothena shares on 21 December 2012, the date that the issued share capital of Prothena was admitted to trading on the NASDAQ Global Market, was $104.4 million. The difference of $17.3 million between the fair value of the distribution and the carrying amount of the assets distributed has been recognised as an expense in the Parent Company Income Statement.

Elan Corporation, plc 2012 Annual Report	167

(j)	Financial risk management

The Parent Company’s financial risk exposures are predominantly related to its investments in subsidiaries and intercompany receivables and payables, therefore the Parent Company’s approach to financial risk management is similar to the Group’s approach as described in Note 31.

At 31 December 2012, the fair value of the net assets of the Parent Company with a carrying value of $2.8 billion (2011: $3.0 billion) was $6.1 billion (2011: $8.1 billion), as calculated by reference to the market capitalisation of the Group on that date.

(k)	Related parties

As part of its normal operating activities, the parent company enters into transactions with other Group undertakings. This includes the receipt and provision of financing in the form of loans (as set forth in Note 39 (f) and (g)). Loans received from Group undertakings and provided to Group undertakings are repayable on demand. As a result, no discounting is applied to these balances.

Directors and officers of the parent company are the same as those of the Group. For information on transactions with directors and officers, see Note 36.

(l)	Commitments and contingencies

For information on guarantees and litigation proceedings, please refer to Note 35. The Parent Company has no commitments.

40.	Subsidiary and Associate Undertakings

At 31 December 2012, we had the following principal subsidiary undertakings:

Company	Nature of Business	Group Share %	Registered Office & Country of Incorporation
Athena Neurosciences, Inc.	Holding company	100	180 Oyster Point, South San Francisco, CA, USA
Crimagua Limited	Holding company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Holdings Limited	Holding company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan International Services Limited	Financial services company	100	Juniper House, 30 Oleander Hill, Smiths, FL-08, Bermuda
Elan Pharma International Limited	R&D and distribution of pharmaceutical products, management services and financial services	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Pharmaceuticals, Inc.	R&D and distribution of pharmaceutical products	100	180 Oyster Point, South San Francisco, CA, USA
Elan Science One Limited	Holding company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Science Three Limited	Holding company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Keavy Finance Limited	Financial services	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Monksland Holding B.V.	Holding company	100	Claude Debussylaan 24, 1082 MD, Amsterdam, The Netherlands

168	Elan Corporation, plc 2012 Annual Report

Notes to the Consolidated Financial Statements

At 31 December 2012, we had the following associate undertakings:

Company	Nature of Business	Group Share%	Registered Office & Country of Incorporation
Janssen Alzheimer Immunotherapy	R&D	49.9	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Proteostasis Therapeutics Inc.	R&D	21	55 Cambridge Parkway, Suite 301, Cambridge, MA 02142

At 31 December 2012, we had the following non-principal subsidiary undertakings:

Company	Nature of Business	Group Share%	Registered Office & Country of Incorporation
Elan Finance Corp.	Financial services	100	180 Oyster Point, South San Francisco, CA, USA
Elan Finance plc.	Financial services	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan International Insurance Limited	Captive insurance company	100	Juniper House, 30 Oleander Hill, Smiths, FL-08, Bermuda
Elan Management Limited	Dormant	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Pharmaceuticals GmbH	Management services	100	Hertenstienstrasse 51, 6004 Luzern, Switzerland
Elan Regulatory Holdings Limited	Regulatory services	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Science Five Limited	Dormant	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Science Seven Limited	Dormant	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Science Eight Limited	Dormant	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Science Nine Limited	Dormant	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Science Ten Limited	Dormant	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan International Finance Limited	Financial services	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Neuralab Limited	Dormant	100	Juniper House, 30 Oleander Hill, Smiths, FL-08, Bermuda
Orchardbrook Limited	Holding company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
The Institute Of Biopharmaceutics Limited	Dormant	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland

41.	Approval of Consolidated Financial Statements

The Consolidated Financial Statements were approved by the directors on 21 March 2013.

Elan Corporation, plc 2012 Annual Report	169

U.S. GAAP Information

The financial statements of the Company have been prepared in accordance with IFRS, which differs in certain significant respects from our financial statements on Form 20-F prepared under U.S. GAAP.

Reconciliation from IFRS to U.S. GAAP

Consolidated Income Statement

For the Year Ended 31 December 2012

	IFRS $m	(A) Other Intangible Assets $m	(B) Taxation $m	(C) Other Net Charges $m	(D) Investment in Associate $m	(E) & (F) Pensions & Other $m	(G) Distribution in specie $m	U.S. GAAP $m
Continuing operations
Revenue	0.2	—	—	—	—	—	—	0.2
Cost of sales	0.2	—	—	—	—	—	—	0.2
Gross profit	—	—	—	—	—	—	—	—
Selling, general and administrative expenses	171.6	—	—	(57.6)	—	(0.4)	—	113.6
Research and development expenses	195.3	11.0	—	(111.3)	—	—	—	95.0
Other net charges	—	—	—	168.9		—	—	168.9
Total operating (gains)/expenses	366.9	11.0	—	—	—	(0.4)	—	377.5
Operating profit/(loss)	(366.9)	(11.0)	—	—	—	0.4	—	(377.5)
Interest expense	55.9	—	—	—	—	1.3	—	57.2
Interest income	(0.6)	—	—	—	—	—	—	(0.6)
Investment (gains)/losses	1.2	—	—	—	—	—	—	1.2
Net loss on investments in associates	235.2	—	—	—	(13.4)	—	—	221.8
Net charge on debt retirement	76.1	—	—	—	—	—	—	76.1
Distribution in specie—fair value loss	0.7	—	—	—	—	—	(0.7)	—
Net interest and investment gains and losses	368.5	—	—	—	(13.4)	1.3	(0.7)	355.7
Income/(loss) before tax	(735.4)	(11.0)	—	—	13.4	(0.9)	0.7	(733.2)
Income tax expense	(371.5)	—	11.0	—	—	—	—	(360.5)
Net income/(loss) from continuing operations	(363.9)	(11.0)	(11.0)	—	13.4	(0.9)	0.7	(372.7)
Discontinued operations
Net income/(loss) from discontinued operations
(net of tax)	248.6	1.8	—	—	(15.1)	—	—	235.3
Net income/(loss)	(115.3)	(9.2)	(11.0)	—	(1.7)	(0.9)	0.7	(137.4)

170	Elan Corporation, plc 2012 Annual Report

U.S. GAAP Information

Reconciliation from IFRS to U.S. GAAP—Discontinued Operations

Consolidated Income Statement—Discontinued Operations

For the Year Ended 31 December 2012

	IFRS $m	(A) Other Intangible Assets $m	(C) Other Net Charges $m	(D) Investment in Associate $m	(H) Tysabri $m	U.S. GAAP $m
Discontinued operations
Revenue	715.9	—	—	—	486.7	1,202.6
Cost of sales	272.9	—	(0.5)		383.1	655.5
Gross profit	443.0	—	0.5	—	103.6	547.1
Selling, general and administrative expenses	16.4	(1.8)	(3.0)	—	103.6	115.2
Research and development expenses	94.0	—	(0.7)	—	—	93.3
Net loss on divestment of business	17.9	—	—	—	—	17.9
Other net charges	—	—	4.2	—	—	4.2
Total operating (gains)/expenses	128.3	(1.8)	0.5	—	103.6	230.6
Operating profit	314.7	1.8	—	—	—	316.5
Net loss/(gain) on disposal of investment in associate	(10.1)	—	—	23.4	—	13.3
Net loss on investments in associates	15.5	—	—	(8.3)	—	7.2
Net interest and investment gains and losses	5.4	—	—	15.1	—	20.5
Income/(loss) before tax	309.3	1.8	—	(15.1)	—	296.0
Income tax expense	60.7	—	—	—	—	60.7
Net income from discontinued operations	248.6	1.8	—	(15.1)	—	235.3

Elan Corporation, plc 2012 Annual Report	171

Consolidated Income Statement

For the Year Ended 31 December 2011

	IFRS $m	(A) Other Intangible Assets $m	(B) Taxation $m	(C) Other Net Charges $m	(D) Investment in associate $m	(E)&(F) Pension & Other $m	U.S. GAAP $m
Continuing operations
Revenue	4.0	—	—	—	—	—	4.0
Cost of sales	0.6	—	—	0.2	—	—	0.8
Gross profit	3.4	—	—	(0.2)	—	—	3.2
Selling, general and administrative expenses	114.9	—	—	(7.8)	—	0.1	107.2
Research and development expenses	123.5	—	—	(16.7)	—	—	106.8
Other net charges	—	—	—	24.3	—	—	24.3
Total operating expenses	238.4	—	—	(0.2)	—	0.1	238.3
Operating loss	(235.0)	—	—	—	—	(0.1)	(235.1)
Net interest and investment gains and losses	219.7		—	—	13.4	(2.7)	230.4
Loss before tax	(454.7)	—	—	—	(13.4)	2.6	(465.5)
Income tax (benefit)/expense	13.2	—	(25.2)	—	—	—	(12.0)
Net loss from continuing operations	(467.9)	—	25.2	—	(13.4)	2.6	(453.5)
Discontinued operations
Net income from discontinued operations
(net of tax)	997.7	18.1	(1.7)	—	7.5	(7.6)	1,014.0
Net income/(loss) for the year	529.8	18.1	23.5	—	(5.9)	(5.0)	560.5

172	Elan Corporation, plc 2012 Annual Report

U.S. GAAP Information

Reconciliation from IFRS to U.S. GAAP—Discontinued Operations

Consolidated Income Statement—Discontinued Operations

For the Year Ended 31 December 2011

	IFRS $m	(A) Other Intangible Assets $m	(B) Taxation $m	(C) Other Net Charges $m	(D) Investment in Associate $m	(E) & (F) Pensions & Other $m	(H) Tysabri $m	U.S. GAAP $m
Discontinued operations
Revenue	834.6	—	—	—	—	—	407.4	1,242.0
Cost of sales	312.6	—	—	(0.2)	—	—	326.5	638.9
Gross profit	522.0	—	—	0.2	—	—	80.9	603.1
Selling, general and administrative expenses	45.4	(2.5)	—	(2.3)	—	—	80.9	121.5
Research and development expenses	141.2	—	—	(15.5)	—	—	—	125.7
Net gain on divestment of business	(644.0)	(15.6)	—	—	—	6.7	—	(652.9)
Legal settlement gains	(84.5)	—	—	—	—	—	—	(84.5)
Other net (gains)/charges	—	—	—	18.0	—	—	—	18.0
Total operating (gains)/expenses	(541.9)	(18.1)	—	0.2	—	6.7	80.9	(472.2)
Operating profit	1,063.9	18.1	—	—	—	(6.7)	—	1,075.3
Net interest and investment gains and losses	8.3	—	—	—	(7.5)	0.9	—	1.7
Income/(loss) before tax	1,055.6	18.1	—	—	7.5	(7.6)	—	1,073.6
Income tax expense	57.9	—	1.7	—	—	—	—	59.6
Net income from discontinued operations	997.7	18.1	(1.7)	—	7.5	(7.6)	—	1,014.0

Elan Corporation, plc 2012 Annual Report	173

Consolidated Balance Sheet

For the Year Ended 31 December 2012

	IFRS $m	(A) Goodwill $m	(A) Other Intangible Assets $m	(C) Taxation $m	(E) Pension $m	(F) Other $m	U.S. GAAP $m
Non-Current Assets
Goodwill and other intangible assets	38.0	96.0	(35.0)	—	—	—	99.0
Property, plant and equipment	12.7	—	—	—	—	—	12.7
Investment in associate	14.0	—	—	—	—	—	14.0
Available-for-sale investments	7.8	—	—	—	—	0.8	8.6
Deferred tax asset	486.5	—	—	(421.9)	—	—	64.6
Restricted cash and cash equivalents	13.7	—	—	—	—	—	13.7
Other non-current assets	32.1	—	—	—	(25.8)	11.8	18.1
Total Non-Current Assets	604.8	96.0	(35.0)	(421.9)	(25.8)	12.6	230.7
Current Assets
Accounts receivable	193.5	—	—	—	—	—	193.5
Other current assets	13.2	—	—	—	—	—	13.2
Deferred tax asset	—	—	—	380.9	—	—	380.9
Income tax prepayment	3.3	—	—	(3.3)	—	—	—
Available-for-sale investments	167.9	—	—	—	—	—	167.9
Restricted cash and cash equivalents	2.6	—	—	—	—	—	2.6
Cash and cash equivalents	431.3	—	—	—	—	—	431.3
Assets held for sale	122.0	110.8	(12.7)	—	—	—	220.1
Total Current Assets	933.8	110.8	(13)	377.6	—	—	1,409.5
Total Assets	1,538.6	206.8	(47.7)	(44.3)	(25.8)	12.6	1,640.2
Non-Current Liabilities
Long-term debt	588.2	—	—	—	—	11.8	600.0
Other liabilities	7.7	—	—	—	39.1	15.5	62.3
Provisions	9.4	—	—	—	—	(9.4)	—
Income tax payable	4.0	—	—	2.1	—	(6.1)	—
Total Non-Current Liabilities	609.3	—	—	2.1	39.1	11.8	662.3
Current Liabilities
Accounts payable	45.6	—	—	—	—	—	45.6
Accrued and other liabilities	257.7	—	—	(1.0)	—	57.4	314.1
Provisions	57.4	—	—	—	—	(57.4)	—
Total Current Liabilities	360.7	—	—	(1.0)	—	—	359.7
Total Liabilities	970.0	—	—	1.1	39.1	11.8	1,022.0
Shareholders’ Equity
Total Shareholders’ Equity	568.6	206.8	(47.7)	(45.4)	(64.9)	0.8	618.2
Total Shareholders’ Equity and Liabilities	1,538.6	206.8	(47.7)	(44.3)	(25.8)	12.6	1,640.2

174	Elan Corporation, plc 2012 Annual Report

U.S. GAAP Information

Consolidated Balance Sheet

For the Year Ended 31 December 2011

	IFRS $m	(B) Goodwill $m	(B) Other Intangible Assets $m	(C) Taxation $m	(D) Pension $m	(E) Investment in Associate $m	(G) Other $m	U.S. GAAP $m
Non-Current Assets
Goodwill and other intangible assets	141.0	207.4	(38.5)	—	—	—	—	309.9
Property, plant and equipment	83.2	—	—	—	—	—	—	83.2
Investment in associate	681.7	—	—	—	—	(5.9)	—	675.8
Available-for-sale investments	8.4	—	—	—	—	—	1.4	9.8
Deferred tax asset	279.8	—	—	(160.9)	—	—	—	118.9
Restricted cash and cash equivalents	13.7	—	—	—	—	—	—	13.7
Other non-current assets	40.4	—	—	—	(27.0)	—	11.1	24.5
Total Non-Current Assets	1,248.2	207.4	(38.5)	(160.9)	(27.0)	(5.9)	12.5	1,235.8
Current Assets
Inventory	23.8	—	—	—	—	—	—	23.8
Accounts receivable	167.7	—	—	—	—	—	—	167.7
Other current assets	25.7	—	—	—	—	—	—	25.7
Deferred tax asset	—	—	—	26.2	—	—	—	26.2
Income tax prepayment	3.2	—	—	(3.2)	—	—	—	—
Available-for-sale investments	0.3	—	—	—	—	—	—	0.3
Restricted cash and cash equivalents	2.6	—	—	—	—	—	—	2.6
Cash and cash equivalents	271.7	—	—	—	—	—	—	271.7
Total Current Assets	495.0	—	—	23.0	—	—	—	518.0
Total Assets	1,743.2	207.4	(38.5)	(137.9)	(27.0)	(5.9)	12.5	1,753.8
Non-Current Liabilities
Long-term debt	603.9	—	—	—	—	—	11.1	615.0
Other liabilities	33.8	—	—	6.2	12.2	—	8.5	60.7
Provisions	8.5	—	—	—	—	—	(8.5)	—
Income tax payable	5.5	—	—	(5.5)	—	—	—	—
Total Non-Current Liabilities	651.7	—	—	0.7	12.2	—	11.1	675.7
Current Liabilities
Accounts payable	46.4	—	—	—	—	—	—	46.4
Accrued and other liabilities	213.7	—	—	—	—	—	16.2	229.9
Provisions	16.2	—	—	—	—	—	(16.2)	—
Total Current Liabilities	276.3	—	—	—	—	—	—	276.3
Total Liabilities	928.0	—	—	0.7	12.2	—	11.1	952.0
Shareholders’ Equity
Total Shareholders’ Equity	815.2	207.4	(38.5)	(138.6)	(39.2)	(5.9)	1.4	801.8
Total Shareholders’ Equity and Liabilities	1,743.2	207.4	(38.5)	(137.9)	(27.0)	(5.9)	12.5	1,753.8

Elan Corporation, plc 2012 Annual Report	175

The principal differences between IFRS as adopted by the European Union and U.S. GAAP, as they apply to our financial statements, are as follows:

(A)	Goodwill and other intangible assets

At 31 December 2012, no goodwill was held on the balance sheet under IFRS, while we held goodwill with a carrying amount of $206.8 million under U.S. GAAP, $110.8 million of which is presented as part of the Tysabri assets held for sale. At December 2011, no goodwill was held on the balance sheet under IFRS, while we held goodwill with a carrying amount of $207.4 million under U.S. GAAP. Goodwill is not amortised under U.S. GAAP, but instead is subject to regular (at least annual) impairment testing. A number of differences arose in the manner in which goodwill was previously written off when businesses were sold under Irish GAAP and U.S. GAAP, which caused the net carrying value of goodwill to reduce to $Nil under IFRS compared to a U.S. GAAP balance of $206.8 million. Under Irish GAAP, the goodwill arising from acquisitions was written off on disposal, whereas under U.S. GAAP, the goodwill write-off on disposal was calculated proportionately based on the relative fair value of the disposed business to the total fair value of the reporting unit. Under IFRS, the remaining carrying amount of our goodwill of $45.2 million was allocated to the EDT business and divested as part of the EDT transaction with Alkermes Inc. in September 2011. The goodwill allocated to this divestment under IFRS was lower compared to U.S. GAAP; $45.2 million under IFRS compared to $49.7 million under U.S. GAAP. Under U.S. GAAP, $0.6 million of goodwill was allocated to the Prothena business upon its divestment in December 2012.

Conversely, the carrying value of our other intangible assets is higher under IFRS than under U.S. GAAP, because of differences in our historical Irish generally accepted accounting principles (Irish GAAP) accounting for business combinations which have carried into our IFRS financial statements as part of the IFRS transitional arrangements. During 2012, we paid an $11.0 million a milestone payment to Transition in accordance with the terms of the modification to the Collaboration Agreement agreed with Transition in December 2010. This charge was capitalised in acquired IPR&D under IFRS but has been expensed within the other charges reporting line in the Consolidated Statement of Operations under U.S. GAAP. The higher carrying value for intangible assets gives rise to a higher amortisation charge of $16.4 million under IFRS compared to $14.6 million under U.S. GAAP.

The principal reason for a higher carrying value of intangible assets under IFRS is that under U.S. GAAP, the fair value of acquired IPR&D is expensed upon acquisition, whereas under Irish GAAP and IFRS, these amounts are capitalised as intangible assets.

As we did not restate our historical business combinations in accordance with IFRS 3, “Business Combinations”, as permitted by IFRS 1, “First-time Adoption of International Financial Reporting Standards”, these differences remain in effect between U.S. GAAP and IFRS.

(B)	Taxation

There are different rules under IFRS and U.S. GAAP in relation to the recognition of DTAs associated with share-based compensation. DTAs are only recognised under either GAAP in relation to jurisdictions where tax deductions are available to the employer for equity grants given to employees (relevant employee equity awards). For example, such tax deductions are available in the United States but in general not in Ireland. Under U.S. GAAP, a DTA may be recognised for relevant employee equity awards only to the extent that a compensation expense has previously been recorded in relation to those awards. In contrast, under IFRS, a DTA may be recognised in relation to the tax effect of the full intrinsic value at the balance sheet date of all relevant employee equity awards expected to be exercised, regardless of whether or not a compensation expense has previously been recognised for those awards. Accordingly, the total DTA recognised under IFRS is substantially higher than under U.S. GAAP.

The classification of DTAs and liabilities differs between U.S. GAAP and IFRS. Under IFRS, all DTAs and liabilities are classified as non-current. Under U.S. GAAP, DTAs and liabilities are classified as either current or non-current based on the nature and expected realisation of the underlying asset or liability, or on the expected reversal of items not related to an asset or liability.

(C)	Other net charges

The principal items classified as other net charges include severance, restructuring and other costs, facilities and other asset impairment charges, collaboration termination charges and asset impairment charges. These items have been treated

176	Elan Corporation, plc 2012 Annual Report

U.S. GAAP Information

consistently from period to period. We believe that disclosure of significant other net charges is meaningful because it provides additional information in relation to analysing certain items. Under IFRS, other net charges are recorded within their respective income statement line items. Under U.S. GAAP, they are recorded as a separate line item in the consolidated income statement.

(D)	Investment in associate undertaking

Janssen AI

As part of the transaction whereby Janssen AI, a subsidiary of Johnson & Johnson, acquired substantially all of our assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer), we received a 49.9% equity investment in Janssen AI. Johnson & Johnson also committed to fund up to an initial $500.0 million towards the further development and commercialisation of the AIP to the extent the funding is required by the collaboration.

Under both IFRS and U.S. GAAP, we recorded our investment in Janssen AI as an investment in an associate (equity method investment) on the balance sheet as we have the ability to exercise significant influence, but not control or joint control, over the investee. The investment was recognised initially based on the estimated fair value of the investment acquired, representing our proportionate 49.9% share of Janssen AI’s AIP assets along with the fair value of our proportionate interest in the Johnson & Johnson contingent funding commitment, and is subsequently accounted for using the equity method.

Under both U.S. GAAP and IFRS, investors are required to recognise their share of post-acquisition changes in net assets of an investee. This was applied under IFRS by remeasuring our proportionate interest in the Johnson & Johnson funding commitment, which had an initial carrying value of $117.7 million, at each reporting date during the period that the funding of Janssen AI was being provided exclusively by Johnson & Johnson to reflect any changes in the expected cash flows and this remeasurement, along with the recognition of our proportionate share of the other changes in the net assets of Janssen AI, resulted in changes in the carrying value of the investment in associate that were reflected in the income statement.

Under U.S. GAAP, the $117.7 million initial carrying value of the Johnson & Johnson contingent funding commitment asset was amortised to the income statement on a pro rata basis; based on the actual amount of Janssen AI losses that are solely funded by Johnson & Johnson in each period as compared to the total $500.0 million, which is the total amount we estimated would be solely funded by Johnson & Johnson. During 2012, the remaining balance of $57.6 million at 31 December 2011 of the initial $500.0 million funding commitment was spent. As a result, the contingent funding commitment asset was fully amortised under both U.S. GAAP and IFRS.

Following the announcement of the discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease in August 2012, we recorded a non-cash impairment charge of $117.3 million, representing the full initial estimated value of Elan’s 49.9% share of the Janssen AI AIP assets under both U.S. GAAP and IFRS.

As a result of the full amortisation of the contingent funding commitment asset and the impairment of the full initial estimated value of Elan’s proportionate interest in Janssen AI’s AIP assets under both IFRS and U.S. GAAP, the carrying value of the investment is the same under both IFRS and U.S. GAAP at 31 December 2012. We do not expect there to be any income statement or balance sheet reconciling items between IFRS and U.S. GAAP in relation to this investment in future reporting periods.

Under IFRS, the net loss recorded on the Janssen AI investment in 2012, excluding the non-cash impairment charge of $117.3 million was $114.6 million (2011: $65.0 million) compared to a net loss of $101.2 million under U.S. GAAP (2011: $78.4 million). The net loss under both U.S. GAAP and IFRS includes a loss of $87.9 million related to our share of the losses of Janssen AI in excess of the losses funded solely by Johnson & Johnson’s initial $500.0 million funding commitment, as we are required to share up to an additional $400.0 million of losses equally with Johnson & Johnson.

Alkermes	plc

In connection with the divestment of our EDT business on 16 September 2011, we received 31.9 million ordinary shares of Alkermes plc, which represented approximately 25% of the equity of Alkermes plc at the close of the transaction. Under both IFRS and U.S. GAAP, our equity interest in Alkermes plc was recorded as an investment in associate (equity method investment) on the Consolidated Balance Sheet at an initial carrying amount of $528.6 million, based on the closing share

Elan Corporation, plc 2012 Annual Report	177

price of $16.57 of Alkermes, Inc. shares on the date of the transaction. The carrying amount was approximately $300 million higher than our share of the book value of the net assets of Alkermes plc. This basis difference principally related to identifiable intangible assets and goodwill attributable to the Alkermes, Inc. business prior to its acquisition of EDT.

Under U.S. GAAP, we recognised our share of the earnings or losses of Alkermes plc on a one-quarter time lag as Alkermes plc’s financial information was generally not publicly available when we reported our quarterly and annual U.S. GAAP results. Under IFRS, our share of Alkermes plc net losses was recognised with no time lag.

In March 2012, we sold approximately 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc at a price to the public of $16.50 per share and received net proceeds of $380.9 million after the deduction of underwriter and other fees. Following this sale, we continued to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest. Following the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc was classified as an available-for-sale investment in current assets and equity method accounting no longer applied to this investment. The initial measurement of the available-for-sale investment resulted in a GAAP difference between U.S. GAAP and IFRS. Under U.S. GAAP, the retained interest in Alkermes plc was measured based on the proportionate carrying amount of the investment in associate at the date of the change in status, whereas under IFRS, the retained interest was measured at the fair value of the available-for-sale investment at the date of the change in status. The investment is marked-to-market each reporting period through OCI under U.S. GAAP and IFRS and will have the same carrying value under U.S. GAAP and IFRS going forward.

Under IFRS, the net loss recorded on our Alkermes plc investment for 2012 was $15.5 million, comprised of $12.5 million relating to our share of the net losses of Alkermes plc from 1 January 2011 through 13 March 2012 (the date we no longer exercised significant influence over the operating policies of the investee), and $3.0 million related to the amortisation of the basis difference. The net loss recorded under U.S. GAAP for 2012 of $7.2 million was comprised of $4.2 million related to our share of the net losses of Alkermes plc on a one quarter time lag for the period during which we exercised significant influence over the operating policies of the investee, and $3.0 million related to the amortisation of the basis difference.

We recorded a net loss on disposal of the 24.15 ordinary shares of Alkermes plc of $13.1 million under U.S. GAAP and a net gain of $10.3 million under IFRS. The net gain under IFRS compared to the net loss under U.S. GAAP is attributable to the higher initial carrying amount of the retained interest in Alkermes plc under IFRS compared to U.S. GAAP; and due to the lower carrying amount of the investment in associate (equity method investment) derecognised under IFRS.

On 31 January 2013, we announced that we had agreed to sell all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on 6 February 2013 and we received proceeds of $169.7 million. We will recognise a realised gain on the disposal of the Alkermes plc available-for-sale investment of $35.6 million in the 2013 Consolidated Financial Statements.

(E)	Pensions

Under both IFRS and U.S. GAAP, actuarial gains and losses relating to defined benefit plans arise as a result of two factors: (a) experience adjustments due to differences between the previous actuarial assumptions and actual outcomes; and (b) changes in actuarial assumptions. At a minimum, actuarial gains and losses are required to be recognised in the income statement when the cumulative unrecognised amount thereof at the beginning of the period exceeds a ‘corridor’, which is 10% of the greater of the present value of the obligation and the fair value of the assets. Under both IFRS and U.S. GAAP, we amortise actuarial gains and losses in excess of the corridor on a straight-line basis over the expected remaining working lives of the employees in the plans.

Under IFRS, the unamortised net actuarial losses relating to our defined benefit plans that were not recognised in the income statement are classified as assets. Under U.S. GAAP, these unamortised net actuarial losses are recognised directly in shareholders’ equity. At 31 December 2012, the defined benefit plans had a total unfunded status (excess of the projected benefit obligations over the fair value of the plans’ assets) of $39.1 million (2011: $12.2 million) and total unamortised net actuarial losses of $64.9 million (2011: $39.2 million) based on the foreign exchange rate at the balance sheet date. Under IFRS, the unfunded status is netted off against the unamortised net actuarial losses resulting in a net pension asset of $25.8 million at 31 December 2012 (2011: $27.0 million). Under U.S. GAAP, the unfunded status is recognised as a long-term liability on the balance sheet, and the unamortised net actuarial losses are recognised as a reduction to shareholders’ equity. Consequently, a reconciling difference of $64.9 million to shareholders’ equity arises at

178	Elan Corporation, plc 2012 Annual Report

U.S. GAAP Information

31 December 2012 (2011: $39.2 million), reflecting this difference in accounting for the unamortised net actuarial losses between IFRS (assets) and U.S. GAAP (shareholders’ equity). An foreign exchange loss of $0.9 million was recognised in the U.S. GAAP income statement compared to a foreign exchange gain of $0.4 million under IFRS. The foreign exchange loss under U.S. GAAP compared to the foreign exchange gain under IFRS arose due to the increase in the €/US$ foreign exchange rate and because we are translating an underlying euro denominated net pension liability under U.S. GAAP and a net pension asset under IFRS.

(F)	Other

The primary components of the other reconciling items in the balance sheet relate to provisions and unamortised financing costs and investments. Under IFRS, provisions are disclosed separately on the balance sheet whereas under U.S. GAAP, these reserves are included within accrued and other liabilities. Under IFRS, deferred transaction costs are netted off against the aggregate principal amount of the related debt in liabilities whereas under U.S. GAAP, these deferred costs are presented as assets in the balance sheet.

Under IFRS, all public and private equity securities are marked-to-market whereas under U.S. GAAP only public equity securities are marked-to-market.

(G)	Distribution in specie

Under U.S. GAAP, a non-cash distribution to the company’s shareholders is recognised in the group’s financial statements at the carrying value of the assets to be distributed. Under IFRS, the non-cash distribution is recognised at the fair value of the assets distributed and any difference between the fair value and carrying amount of distribution is recognised in the income statement.

The carrying amount of the Prothena distribution in specie was $105.7 million under U.S. GAAP, including $0.6 million of goodwill which was allocated to the Prothena business. There is no goodwill balance under IFRS so the carrying amount of the Prothena distribution in specie under IFRS was $105.1 million. The fair value of the non-cash distribution based on the closing share price of the Prothena shares on 21 December 2012, the date that the issued share capital of Prothena was admitted to trading on the NASDAQ global market, was $104.4 million. The difference between the carrying amount and fair value of the distribution in specie of $0.7 million has been recognised as an expense in the Consolidated Income Statement under IFRS.

(H)	Tysabri

Until the Tysabri Transaction closes, Tysabri continues to be marketed by Elan in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialisation costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Under U.S. GAAP, we record as revenue the net sales of Tysabri in the U.S. market. We purchase product from Biogen Idec as required at a price that includes the cost of manufacturing plus Biogen Idec’s gross profit on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales. Outside of the United States, Biogen Idec is responsible for distribution and, under U.S. GAAP, we record as revenue our share of the profit or loss on ROW sales of Tysabri plus our directly incurred expenses on these sales.

Under IFRS, the Tysabri collaboration is a jointly controlled operation in accordance with IAS 31. A jointly controlled operation is an operation of a joint venture (as defined in IAS 31) that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations. Under IFRS, to account for our share of the Tysabri jointly controlled operation, we record our directly incurred expenses within operating expenses and we recognise as revenue our share of the collaboration profit from the sale of Tysabri, plus our directly incurred collaboration expenses related to these sales, which are primarily comprised of royalties, that we incur and are payable by us to third parties and are reimbursed by the collaboration.

There are no reconciling differences to total net income/(loss) or shareholders’ equity between IFRS and U.S. GAAP related to Tysabri. However, the amounts recorded for revenue and operating expenses related to the U.S. market differ under both

Elan Corporation, plc 2012 Annual Report	179

standards due to the differing accounting principles for Tysabri sales. As described above, under U.S. GAAP we record as revenue the net sales of Tysabri in the U.S. market, whereas under IFRS we record as revenue our share of the collaboration profit on these sales plus our directly incurred collaboration expenses related to these sales. There are no differences between IFRS and U.S. GAAP for the amounts recorded related to sales outside of the United States.

180	Elan Corporation, plc 2012 Annual Report

Shareholders’ Information

Shareholders’ Information

We have not paid cash dividends on our Ordinary Shares in the past. On 4 March 2013, we announced the approval by the Board of Directors of a cash dividend programme, whereby a percentage of the Tysabri royalty to be paid to Elan by Biogen Idec in conjunction with the Tysabri Transaction, will be paid to shareholders as a dividend. The initial percentage of the Tysabri royalty to be paid out to shareholders as a dividend is 20% of these royalties. We expect to pay these cash dividends to our shareholders in twice-yearly instalments. The first dividend is expected to be paid in the fourth quarter of 2013, subject to the closing of the Tysabri Transaction. Payment of the dividends will be made in accordance with applicable law, including, where applicable, shareholder approval.

Nature of Trading Market

Our Ordinary Shares are traded on the Irish Stock Exchange (ISE) and our ADSs, each representing one Ordinary Share and evidenced by ADRs, are traded on the New York Stock Exchange (NYSE) under the symbol “ELN”. The ADR depositary is Citibank N.A.

The following table sets forth the high and low sales prices of our Ordinary Shares during the periods indicated, based upon mid-market prices at close of business on the ISE and the high and low sales prices of the ADSs, as reported in published financial sources:

	€0.05 Ordinary Shares		American Depositary Shares(1)
	High	Low	High	Low
Year Ended 31 December	(€)		($)
2008	23.47	4.02	36.82	5.36
2009	6.37	3.42	8.70	5.00
2010	6.04	3.48	8.18	4.33
2011	10.72	4.33	13.85	5.83
2012	11.80	7.57	15.02	9.76
Quarter
2011

Quarter 1	5.38	4.33	7.11	5.83
Quarter 2	8.00	4.87	11.37	6.80
Quarter 3	8.80	6.19	12.48	9.20
Quarter 4	10.72	7.33	13.85	9.87
2012

Quarter 1	11.21	9.15	15.02	12.09
Quarter 2	11.78	9.84	14.96	12.77
Quarter 3	11.80	8.30	14.46	10.70
Quarter 4	8.75	7.57	11.30	9.76
Month Ended

August 2012	9.67	8.43	11.94	11.07
September 2012	9.03	8.30	11.53	10.70
October 2012	8.75	8.21	11.30	10.75
November 2012	8.71	7.72	11.04	9.98
December 2012	8.05	7.57	10.54	9.76
January 2013	8.45	7.33	10.93	9.94
February 2013	8.55	7.04	11.34	9.40

(1)	An ADS represents one Ordinary Share, par value €0.05.

Elan Corporation, plc 2012 Annual Report	181

A total of 597,822,228 Ordinary Shares of Elan were issued and outstanding at 14 March 2013, of which 3,788 Ordinary Shares were held by holders of record in the United States, excluding shares held in the form of ADRs. 488,973,789 Ordinary Shares were represented by our ADSs, evidenced by ADRs, issued by Citibank N.A., as depositary, pursuant to a deposit agreement. At 14 March 2013, the number of holders of record of Ordinary Shares was 7,008, which includes 11 holders of record in the United States, and the number of registered holders of ADRs was 2,793. Because certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

Exchange Controls and Other Limitations Affecting Security Holders

Irish exchange control regulations ceased to apply from and after 31 December 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which includes shares or depositary receipts of Irish companies such as us. Except as indicated below, dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities. The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries and persons. Financial transfers are broadly defined and include all transfers that would be movements of capital or payments within the meaning of the treaties governing the member states of the European Union. The acquisition or disposal of ADSs or ADRs representing shares issued by an Irish incorporated company and associated payments falls within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present the Financial Transfers Act, 1992 prohibits financial transfers involving the late Slobodan Milosevic and associated persons, Burma (Myanmar), Belarus, certain persons indicted by the International Criminal Tribunal for the former Yugoslavia, the late Usama bin Laden, Al-Qaida, the Taliban of Afghanistan, Democratic Republic of Congo, Democratic People’s Republic of Korea (North Korea), Iran, Iraq, Côte d’Ivoire, Lebanon, Liberia, Zimbabwe, Sudan, Somalia, Republic of Guinea, Afghanistan, Egypt, Eritrea, Libya, Syria, Tunisia, certain known terrorists and terrorist groups, and countries that harbour certain terrorist groups, without the prior permission of the Central Bank of Ireland.

Any transfer of, or payment in respect of, an ADS involving the government of any country that is currently the subject of United Nations sanctions, any person or body controlled by any of the foregoing, or by any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. We do not anticipate that orders under the Financial Transfers Act, 1992 or United Nations sanctions implemented into Irish law will have a material effect on our business.

Irish Taxation

The following is a general description of Irish taxation inclusive of certain Irish tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of ADSs or Ordinary Shares. As used herein, references to the Ordinary Shares include ADSs representing such Ordinary Shares, unless the tax treatment of the ADSs and Ordinary Shares has been specifically differentiated. This description is for general information purposes only and does not purport to be a comprehensive description of all the Irish tax considerations that may be relevant in a U.S. Holder’s decision to purchase, hold or dispose of our Ordinary Shares. It is based on the various Irish Taxation Acts, all as in effect on 21 March 2013, and all of which are subject to change (possibly on a retroactive basis). The Irish tax treatment of a U.S. Holder of Ordinary Shares may vary depending upon such holder’s particular situation, and holders or prospective purchasers of Ordinary Shares are advised to consult their own tax advisors as to the Irish or other tax consequences of the purchase, ownership and disposition of Ordinary Shares.

For the purposes of this tax description, a “U.S. Holder” is a holder of Ordinary Shares that is: (i) a citizen or resident of the United States; (ii) a corporation or partnership created or organised in or under the laws of the United States or of any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Taxation of Corporate Income

We are a public limited company incorporated and resident for tax purposes in Ireland. Under current Irish legislation, a company is regarded as resident for tax purposes in Ireland if it is centrally managed and controlled in Ireland, or, in certain

182	Elan Corporation, plc 2012 Annual Report

Shareholders’ Information

circumstances, if it is incorporated in Ireland. Trading income of an Irish company is generally taxable at the Irish corporation tax rate of 12.5%. Non-trading income of an Irish company e.g. interest income, rental income or other passive income, is taxable at a rate of 25%.

Taxation of Capital Gains and Dividends

A person who is neither resident nor ordinarily resident in Ireland and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of Ordinary Shares.

Unless exempted, all dividends paid will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, currently 20%, and no additional Irish income tax liability or liability to the universal social charge in Ireland arises as the withholding tax deducted discharges such liability to Irish tax. An individual shareholder resident in a country with which Ireland has a double tax treaty, which includes the United States, or in a member state of the European Union, other than Ireland (together, a Relevant Territory), will be exempt from withholding tax, income tax and the universal social charge provided he or she makes the requisite declaration.

Corporate shareholders who: (i) are ultimately controlled by residents of a Relevant Territory; (ii) are resident in a Relevant Territory and are not controlled by Irish residents; (iii) have the principal class of their shares, or of a 75% parent, traded on a stock exchange in Ireland or in a Relevant Territory; or (iv) are wholly owned by two or more companies, each of whose principal class of shares is substantially and regularly traded on one or more recognised stock exchanges in Ireland or in a Relevant Territory or Territories, will be exempt from withholding tax on the production of the appropriate certificates and declarations.

Holders of our ADSs will be exempt from withholding tax and the universal social charge if they are beneficially entitled to the dividend and their address on the register of depositary shares maintained by the depositary is in the United States, provided that the depositary has been authorised by the Irish Revenue Commissioners as a qualifying intermediary and provided the appropriate declaration is made by the holders of the ADSs. Where such withholding is made, it will satisfy the liability to Irish tax and the universal social charge of the shareholder except in certain circumstances where an individual shareholder may have an additional liability. A charge to Irish social security taxes arise for individuals. However, under the Social Welfare Agreement between Ireland and the United States, an individual who is liable for U.S. social security contributions can normally claim exemption from these taxes and levies.

Irish Capital Acquisitions Tax

A gift or inheritance of Ordinary Shares will be and, in the case of our warrants or American Depositary Warrant Shares (ADWSs) representing such warrants, may be, within the charge to Irish capital acquisitions tax, notwithstanding that the person from whom the gift or inheritance is received is domiciled or resident outside Ireland. Capital acquisitions tax is charged at the rate of 33% (in respect of gifts or inheritances taken on or after 6 December 2012) above a tax-free threshold. This tax-free threshold is determined by the relationship between the donor and the successor or donee. It is also affected by the amount of the current benefit and previous benefits taken since 5 December 1991 from persons within the same capital acquisitions tax relationship category. Gifts and inheritances between spouses are not subject to capital acquisitions tax.

The Estate Tax Convention between Ireland and the United States generally provides for Irish capital acquisitions tax paid on inheritances in Ireland to be credited against tax payable in the United States and for tax paid in the United States to be credited against tax payable in Ireland, based on priority rules set forth in the Estate Tax Convention, in a case where warrants, ADWSs, ADSs or Ordinary Shares are subject to both Irish capital acquisitions tax with respect to inheritance and U.S. federal estate tax. The Estate Tax Convention does not apply to Irish capital acquisitions tax paid on gifts.

Irish Stamp Duty

Under current Irish law, no stamp duty, currently at the rate and on the amount referred to below, will be payable by U.S. Holders on the issue of ADSs, Ordinary Shares or ADWSs of Elan.

Under current Irish law, no stamp duty will be payable on the acquisition of ADWSs or ADSs by persons purchasing such ADWSs or ADSs, or on any subsequent transfer of an ADWS or ADS of Elan.

Elan Corporation, plc 2012 Annual Report	183

A transfer of Ordinary Shares, whether on sale, in contemplation of a sale or by way of gift will attract duty at the rate of 1% on the consideration given or, where the purchase price is inadequate or unascertainable, on the market value of the shares. Similarly, any such transfer of a warrant may attract duty at the rate of 1%. The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in a liability to pay interest penalties and fines.

Documents on Display

The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act). In accordance with these requirements, the Company files Annual Reports on Form 20-F with, and furnishes Reports of Foreign Issuer on Form 6-K to, the SEC. These materials, including our Annual Report on Form 20-F for the fiscal year ended 31 December 2012 and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. As a foreign private issuer, all documents that were filed or submitted after 4 November 2002 on the SEC’s EDGAR system are available for retrieval on the website maintained by the SEC at www.sec.gov. These filings and submissions are also available from commercial document retrieval services.

Copies of our Memorandum and Articles of Association may be obtained at no cost by writing or telephoning the Company at our principal executive offices. Our Memorandum and Articles of Association are filed with the SEC as Exhibit 4.1 of our Registration Statement on Form S-8 (333-181973) filed with the SEC on 7 June 2012. You may also inspect or obtain a copy of our Memorandum and Articles of Association using the procedures prescribed above.

Electronic Communications

Following the introduction of the Transparency Regulations we provide this Annual Report to shareholders electronically via our website, www.elan.com, and only send a printed copy to those shareholders that specifically request one. Holders of Ordinary Shares who wish to change the method by which they receive communications should contact our Registrar.

184	Elan Corporation, plc 2012 Annual Report

Risk Factors

Risk Factors

You should carefully consider all of the information set forth in this Annual Report, including the following risk factors, when investing in our securities. The risks described below are not the only ones that we face. Additional risks not currently known to us or that we presently deem immaterial may also impair our business operations. We could be materially adversely affected by any of these risks. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Forward-looking statements are not guarantees of future performance, and actual results may differ materially from those contemplated by such forward-looking statements.

The Tysabri Transaction may not complete

On 6 February 2013, we announced that we have entered into an asset purchase agreement with Biogen International, an affiliate of Biogen Idec, pursuant to which we agreed to transfer to Biogen International all of our interest in the IP and other assets related to the development, manufacturing and commercialisation of Tysabri and other products licensed under our existing Collaboration Agreement with Biogen Idec and its affiliates. On the closing of the Tysabri Transaction, our existing Collaboration Agreement will terminate and Biogen International and its affiliates will have sole authority over, and exclusive worldwide rights to, the development, manufacturing and commercialisation of Tysabri. Under the terms of the Asset Purchase Agreement, Biogen International will make a payment of $3.25 billion to us at closing and we will receive royalties on all future global net sales of Tysabri. During the first 12 months following the closing, we will receive a royalty of 12% on all global net sales of Tysabri. Thereafter, we will receive a royalty of 18% on annual global net sales up to and including $2.0 billion and a royalty of 25% on annual global net sales above $2 billion. We will recognise a gain on the disposal of the Tysabri business of approximately $3 billion in the 2013 Consolidated Financial Statements. On 8 March 2013, we provided an update on the Tysabri Transaction. Two material closing conditions in connection with the Tysabri Transaction were the review process under the Hart-Scott-Rodino Antitrust Improvements Act in the United States and the review by the Spanish Competition Authority in Europe. The waiting period for the U.S. antitrust review under HSR expired on 8 March 2013. This followed the clearance on 6 March 2013, of the Tysabri Transaction by the Spanish Competition Authority. Consequently, in accordance with the terms of the Asset Purchase Agreement, and assuming satisfaction of the other closing conditions, closing is expected to occur during the second quarter of 2013.

The closing of the Tysabri Transaction is subject to the satisfaction or waiver of certain conditions, including the following: (i) there is no governmental order that prevents the closing of the Tysabri Transaction, would result in rescission of the Tysabri Transaction following the closing, would limit the ability of Biogen International to operate the Tysabri business following the closing, would compel Biogen International to dispose of any assets or would require us or Biogen International to pay a penalty or fine, (ii) there is no pending action by a governmental authority that seeks, or by any other person that seeks and would reasonably be expected (in the reasonable good faith determination of Biogen International) to result in, a governmental order that prevents the closing of the Tysabri Transaction, would result in rescission of the Tysabri Transaction following the closing, would limit the ability of Biogen International to operate the Tysabri business following closing, would compel Biogen International to dispose of any assets or would require us or Biogen International to pay a penalty or fine, (iii) certain material third party consents have been received, (iv) there has been no event or occurrence that has resulted in a Tysabri Material Adverse Change (as defined in the Asset Purchase Agreement and described below), and (v) we have terminated certain services provided to us by Prothena Corporation plc, which owns a substantial portion of our former drug discovery business platform, which we separated from our business in December 2012, as described in Item 4.B “Business Overview.” .

The Asset Purchase Agreement may be terminated by Biogen International prior to the closing date of the Tysabri Transaction if a Tysabri Material Adverse Change has occurred during the period between the signing date and the closing date of the Tysabri Transaction. The Asset Purchase Agreement may be terminated by either Biogen International or us at any time prior to the closing if (i) a final nonappealable governmental order has been issued permanently enjoining or otherwise prohibiting the Tysabri Transaction or (ii) the closing has not occurred on or before 31 December 2013.

For purposes of the Asset Purchase Agreement, a Tysabri Material Adverse Change is defined as any event, change, fact, condition, circumstance or occurrence that has had or would reasonably be expected to have a material adverse effect on Tysabri sales or on the assets to be acquired by Biogen International in the Tysabri Transaction, subject to certain

Elan Corporation, plc 2012 Annual Report	185

exceptions. In addition, the following events will be deemed to be a Tysabri Material Adverse Change: (i) changes in governmental regulations or third party payors’ reimbursement policies or the imposition of any health care cost containment measures unless, in the aggregate, the worldwide net revenues for Tysabri would not have decreased by more the 7.5% during the 12-month period immediately preceding such changes or measures, had those changes or measures been in effect during that period or (ii) the occurrence of PML in Tysabri treated patients at rates that equal or exceed certain thresholds specified in the Asset Purchase Agreement (a material increase in PML occurrences in Tysabri-treated patients who meet certain risk profiles would result in a Tysabri Material Adverse Change and, therefore, permit Biogen International to terminate the Asset Purchase Agreement).

If the Tysabri Transaction is not consummated as a result of, (i) either us or Biogen International terminating the Asset Purchase Agreement because a final nonappealable governmental order has been issued permanently enjoining or otherwise prohibiting the Tysabri Transaction, or (ii) either us or Biogen International terminating the Asset Purchase Agreement because the closing of the Tysabri Transaction has not occurred on or before 31 December 2013 our existing Collaboration Agreement will be automatically amended to eliminate provisions of the Collaboration Agreement that would give each party the right to purchase the other party’s interest in Tysabri in the event of either a change of control of the other party or the other party being required to dispose of its interest in Tysabri by a governmental authority.

We cannot guarantee whether the closing conditions for the Tysabri Transaction will be satisfied or whether any of the conditions under which Biogen International is permitted to terminate the Asset Purchase Agreement will occur. As a result, we cannot assure you that the Tysabri Transaction will be completed on a timely basis, or at all. If the closing conditions to the Tysabri Transaction are not satisfied or waived, or if the transaction is not completed for any other reason, our existing Collaboration Agreement with Biogen Idec will continue, subject to the elimination, under certain circumstance, of the change of control and mandatory disposition provisions of the Collaboration Agreement. However, the market price of our ordinary shares could decline and we would nevertheless remain liable for the significant expenses we have incurred related to the Tysabri Transaction.

We are substantially dependent on revenues from Tysabri.

Sales of our only marketed product Tysabri represented approximately 100% of our total continuing and discontinued revenues during 2012. If the Tysabri Transaction is consummated, we will no longer have any commercialised products and we will continue to be dependent on sales of Tysabri through a future royalty interest based on Tysabri global net sales. Any negative developments relating to Tysabri, such as safety, efficacy or reimbursement issues, the introduction or greater acceptance of competing products, including biosimilars, or adverse regulatory or legislative developments may reduce our revenues and adversely affect our results of operations. New competing products for use in MS are beginning to (or will soon) enter the market, including BG-12 for which Biogen Idec has filed for marketing approval in the United States and Europe. If any of these competing products have a similar or more attractive profile in terms of efficacy, convenience or safety, future sales of Tysabri could be limited, which would reduce our revenues. If we complete the Tysabri Transaction we will exercise no control over sales of Tysabri and will be totally dependent on the efforts of Biogen Idec to realise on our royalty interest.

Tysabri’s sales growth cannot be assured given the significant restrictions on its use and the significant safety warnings in the label, including the risk of developing PML, a serious brain infection. The risk of developing PML increases with prior immunosuppressant (IS) use, which may cause patients who have previously received IS or their physicians to refrain from using or prescribing Tysabri. The risk of developing PML also increases with longer treatment duration, with limited experience beyond four years. This may cause prescribing physicians or patients to suspend treatment with Tysabri. In addition, the risk of developing PML is heightened when a patient has anti-JC virus (JCV) antibodies. In January 2012, the FDA approved a product label change for Tysabri that identifies anti-JCV antibody status as a risk factor for PML. This risk had already been incorporated into the European label for Tysabri in June 2011. Physicians have discontinued treatment and are likely to continue to discontinue treatment with Tysabri in patients who test positive for JCV antibodies. Increased incidence of PML could limit sales growth, prompt regulatory review, require significant changes to the label or result in market withdrawal. Additional regulatory restrictions on the use of Tysabri or safety-related label changes, including enhanced risk management programmes, whether as a result of additional cases of PML or otherwise, may significantly reduce expected revenues and require significant expense and management time to address the associated legal and regulatory issues. In addition, ongoing or future clinical trials involving Tysabri, efforts at stratifying patients into groups with lower or higher risk for developing PML and the commercial availability of the JCV antibody assay may have an adverse

186	Elan Corporation, plc 2012 Annual Report

Risk Factors

impact on prescribing behaviour and reduce sales of Tysabri. Further, the utility of the JCV antibody assay may be diminished as a result of the assay’s false negative rate and because a patient who tests negative for JCV antibodies may be infected by the JCV after testing. Any or all of the above factors could lead to volatility in the number of patients who begin or continue to use Tysabri or discontinue the use of Tysabri in any period.

If the Tysabri Transaction is consummated we will no longer have any commercialised products and our revenue will continue to be dependent on sales of Tysabri, the development, manufacturing and commercialisation of which will be controlled exclusively by Biogen Idec with no participation by us.

If the Tysabri Transaction is consummated, our revenues will be generated primarily through a royalty interest based on the global net sales of Tysabri. Thus, any future revenues from the commercialisation of Tysabri will depend solely upon the commercialisation efforts of Biogen Idec. While we will be entitled to royalties based on the global net sales of Tysabri, we will not have any control over, and Biogen Idec will not be subject to, any express contractual standard related to the level of effort or resources that Biogen Idec will devote to the commercialisation of Tysabri. In addition, Biogen Idec markets a competing MS therapy, Avonex®, and has another potentially competitive MS therapy (BG-12) awaiting regulatory approval in the United States and Europe. As a result of these competitive drugs, Biogen Idec’s management attention and resources may be diverted from Tysabri and Biogen Idec’s financial interest in the marketing of Tysabri may not be wholly aligned with ours. If Biogen Idec does not allocate sufficient resources or effort to its commercialisation of Tysabri, our financial performance and prospects may be adversely affected.

Following the Tysabri Transaction, we may be deemed an Investment Company and subjected to related restrictions under the U.S. Investment Company Act of 1940.

The regulatory scope of the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), which was enacted principally for the purpose of regulating vehicles for pooled investments in securities, extends generally to companies engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities. The Investment Company Act may, however, also be deemed to be applicable to a company that does not intend to be characterised as an investment company but that, nevertheless, engages in activities that may be deemed to be within the definitional scope of certain provisions of the Investment Company Act. We believe that our anticipated principal activities following the Tysabri Transaction will not subject us to regulation under the Investment Company Act. Nevertheless, there can be no assurance that we will not be deemed to be an investment company. If we are deemed to be an investment company, we would intend to rely on Rule 3a-2 under the Investment Company Act, which provides a safe harbour exemption from investment company status, not to exceed one year, for companies that have a bona fide intent to be engaged in an excepted activity but that temporarily do not to meet the requirements for another exemption from registration as an investment company.

If, following expiration of such safe harbour, we are deemed to be an investment company, we may become subject to certain restrictions relating to our activities (unless we determine to seek and are successful in obtaining exemptive relief from the SEC), including restrictions on the nature of our investments and the issuance of securities. In addition, the Investment Company Act imposes certain requirements on companies deemed to be within its regulatory scope, including registration as an investment company, adoption of a specific form of corporate structure and compliance with certain reporting, record keeping, voting, proxy, disclosure and other rules and regulations. In the event of our characterisation as an investment company, our inability to satisfy such regulatory requirements, whether on a timely basis or at all, would, under certain circumstances, have a material adverse effect on us.

If we were determined to be a Passive Foreign Investment Company (PFIC) in accordance with U.S. PFIC legislation, U.S. Tax Residents could suffer adverse tax consequences.

We believe that we are not currently a PFIC and, based on our management’s current projections of our future income and assets, and the anticipated use of our cash, that we will not become a PFIC in the foreseeable future, including following consummation of the Tysabri Transaction. However, our status in any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. If we are treated as a PFIC for any taxable year in which a United States taxpayer (U.S. tax resident) holds ordinary shares or ADSs, certain

Elan Corporation, plc 2012 Annual Report	187

adverse consequences could apply, including that gain on the sale of ADS or ordinary shares could be treated as ordinary income and subject to additional tax in the nature of interest, distributions on the ADS or ordinary shares would fail to qualify as “qualified dividend income” subject to reduced rates and could be subject to additional tax in the nature of interest, and additional reporting requirements would apply. U.S. tax residents should consult with their tax advisors as to the effect of these rules.

Our long-term success depends, in part, on the successful development and commercialisation of other product candidates and we may not be successful in advancing ELND005 or in identifying, in-licensing and acquiring clinical stage product candidates on acceptable terms, or at all.

Our long-term viability and growth will depend, in part, on the successful development and commercialisation of other products. On 6 August 2012, Johnson & Johnson issued a press release announcing that Janssen AI and Pfizer had determined to discontinue the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease. We have an approximate 25% economic interest in the AIP collaboration between Janssen AI and Pfizer, which includes bapineuzumab.

We currently have only one product candidate in clinical trials, ELND005. In 2012, we commenced Phase 2 clinical trials of ELND005 in two indications. In a previous Phase 2 clinical trial of ELND005 for mild to moderate Alzheimer’s disease, ELND005 failed to meet the trial’s primary endpoints. Following the separation of a substantial portion of our drug discovery business platform into a new publicly traded company incorporated in Ireland and the discontinuation of our remaining early stage research activities, we have no material pre-clinical programmes or capability. As a result, other than ongoing and future clinical development of Tysabri (which will be the sole responsibility of Biogen Idec from and after consummation of the Tysabri Transaction), clinical development of ELND005 and our approximate 25% economic interest in the AIP collaboration, our development and commercialisation of future products will be dependent on the in-licensing or acquisition of products or clinical stage product candidates. We may not be successful at identifying, in-licensing or acquiring products or clinical stage product candidates on acceptable terms, or at all.

Product development and commercialisation are very expensive and involve a high degree of risk. Success in preclinical work or early stage clinical trials does not ensure that later stage or larger scale clinical trials will be successful. Even if later stage clinical trials are successful, product candidates may not receive marketing approval if regulatory authorities disagree with our view of the data or require additional studies.

We have substantial cash needs and we may not be successful in generating or otherwise obtaining the funds necessary to meet our cash needs.

As of 31 December 2012, we had $600.0 million of debt falling due in October 2019 (2011: $624.5 million due in October 2016). As of 31 December 2012, we had total cash and cash equivalents, restricted cash and cash equivalents and investments of $623.3 million (2011: $296.7 million). If the Tysabri Transaction is consummated, revenues and cash flows will be substantially reduced, which may negatively impact us. Our indebtedness could have important adverse consequences to us. For example, it does or could:

•	Increase our vulnerability to general adverse economic and industry conditions;

•

Require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of our cash flow to fund R&D (including our funding commitments to Janssen AI (for the AIP), working capital, capital expenditures, acquisitions, investments and other general corporate purposes);

•	Cause us to elect to redeem our indebtedness at a premium in order to avoid potential debt covenant breaches;

•	Limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate;

•	Place us at a competitive disadvantage compared to our competitors that have less debt; and

•	Limit our ability to borrow additional funds.

We estimate that we have sufficient cash, liquid resources and current assets and investments to meet our liquidity requirements for at least the next 12 months. Our future operating performance will be affected by general economic, financial, competitive, legislative, regulatory and business conditions and other factors, many of which are beyond our

188	Elan Corporation, plc 2012 Annual Report

Risk Factors

control. Even if our future operating performance does meet our expectations, including future Tysabri revenues, we may need to obtain additional funds to meet our longer term liquidity requirements. We may not be able to obtain those funds on commercially reasonable terms, or at all, which would force us to curtail programmes, sell assets or otherwise take steps to reduce expenses or cease operations. Any of these steps may have a material adverse effect on our prospects.

Restrictive covenants in our debt instruments restrict or prohibit our ability to engage in or enter into a variety of transactions and could otherwise adversely affect us.

The agreement governing our outstanding indebtedness contains various restrictive covenants that limit our financial, operating and strategic flexibility. The covenants do not require us to maintain or adhere to any specific financial ratio, but do restrict within limits our ability to, among other things:

•	Incur additional debt;

•	Create liens;

•	Enter into transactions with affiliates, except on an arm’s-length basis;

•	Enter into certain types of investment transactions;

•	Engage in certain asset sales or sale and leaseback transactions;

•	Pay dividends; and

•	Consolidate, merge with, or sell all or substantially all of its assets to another entity.

The breach of any of these covenants may result in a default, which could result in the indebtedness under the agreement becoming immediately due and payable. If this were to occur, we might not be able to pay our debts or obtain sufficient funds to refinance them on reasonable terms, or at all. Alternatively, we might elect (assuming we then had sufficient cash resources) to redeem our outstanding indebtedness at a premium and discharge the agreement governing our indebtedness as we are permitted to do there under, which would consume significant cash resources and could materially restrict our financial, operating and strategic flexibility. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategies and compete against companies not subject to similar constraints.

We depend on Janssen AI, in addition to Pfizer, for the clinical development and potential commercialisation of AIP products. As a result of the discontinuation of further development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease, we may never realise any return on our approximate 25% economic interest in the AIP collaboration.

Johnson & Johnson exercises effective control over Janssen AI and, consequently, over our economic interest in the AIP collaboration. The interests of Johnson & Johnson may not be aligned with our interests. On 6 August 2012, Johnson & Johnson issued a press release announcing that Janssen AI and Pfizer had determined to discontinue the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease based on the co-primary clinical endpoints not being met in the Janssen AI-led Phase 3 clinical studies (Studies 301 and 302). We have a 49.9% shareholding in Janssen AI, which represents an approximate 25% economic interest in the AIP collaboration. As a result of the discontinuation, we may never realise any return on our economic interest in the AIP collaboration, although we are nonetheless required to satisfy our commitment to fund up to $200.0 million to Janssen AI by the end of 2014. Following the provision of $29.9 million of funding to Janssen AI in January 2013, we have a remaining funding commitment of $93.2 million to Janssen AI. We recorded a non-cash impairment charge of $117.3 million on our investment in associate in Janssen AI during 2012, representing the full initial estimated value of our 49.9% share of the Janssen AI AIP assets.

Our industry is highly competitive.

Our principal pharmaceutical competitors consist of major international companies, many of which are larger and have greater financial resources, technical staff, manufacturing, R&D and marketing capabilities than us. We also compete with smaller research companies and generic and biosimilar drug manufacturers. In addition Biogen Idec, markets a competing MS therapy, Avonex and has another potentially competitive MS therapy (BG-12) awaiting regulatory approval in the United States and Europe. As a result of these competitive drugs, Biogen Idec’s management attention and resources may be

Elan Corporation, plc 2012 Annual Report	189

diverted from Tysabri and Biogen Idec’s financial interest in the marketing of Tysabri may not be wholly aligned with ours. If the Tysabri Transaction with Biogen Idec is consummated, we will exercise no control over sales of Tysabri and will be totally dependent on Biogen Idec to realise our royalty interest.

A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic or biosimilar products. Tysabri is covered by a number of issued patents and pending patent applications in the United States and many other countries. A primary U.S. patent covering the humanised antibody expires in 2020. Additional U.S. patents and pending patent applications of Elan and/or our collaborator, Biogen Idec, covering (i) methods of use, including the use of Tysabri to treat MS, irritable bowel disease and a variety of other indications, and (ii) methods of manufacturing Tysabri, generally expire between 2013 and 2024. Outside the United States, patents and pending patent applications covering Tysabri, methods of using Tysabri and methods of manufacturing Tysabri generally expire between 2013 and 2024. If the Tysabri Transaction closes we will transfer all of our rights in Tysabri IP and other assets related to Tysabri to Biogen Idec. The price of pharmaceutical products typically declines as competition increases. Tysabri sales may be very sensitive to additional new competing products (in particular, from oral therapies approved or filed for U.S. and European approvals or under development such as Biogen Idec’s BG-12). If these products have a similar or more attractive overall profile in terms of efficacy, convenience and/or safety, future sales of Tysabri could be adversely impacted.

Generic and biosimilar competitors do not have to bear the same level of R&D and other expenses associated with bringing a new branded product to market. As a result, they can charge less for a competing version of a product. Managed care organisations (MCOs) typically favour generics over brand name drugs, and governments encourage, or under some circumstances mandate, the use of generic products, thereby reducing the sales of branded products that are no longer patent protected. Governmental and other pressures toward the dispensing of generic or biosimilar products may rapidly and significantly reduce, or slow the growth in, the sales and profitability of any products not protected by patents or regulatory exclusivity and may adversely affect our future results and financial condition. The launch of competitive products, including generic or biosimilar versions of products, has had and may have a material and adverse effect on our revenues and results of operations.

If the Tysabri Transaction is consummated we have agreed that we will not research, develop or commercialise products that act through or on Alpha 4 Integrin, such as Tysabri. Our inability to compete in this area may materially and adversely affect our prospects.

We have no material pre-clinical programmes or capabilities. Our competitive position depends, in part, upon our ability to acquire or develop innovative, cost-effective new products, and to protect all of this with patents and other IP rights. If we fail to maintain our competitive position, then our revenues and results of operations may be materially and adversely affected.

If we are unable to obtain or enforce patent rights, trade secrets or other IP, then our revenues and potential revenues may be materially reduced.

Because of the significant time and expense involved in developing new products in our industry and obtaining regulatory approvals, it is very important to obtain patent and other IP protection for new technologies, products and processes. Our success depends in large part on our continued ability to obtain patents for products and technologies, maintain patent protection for both acquired and developed products, preserve our trade secrets, obtain and preserve other IP such as trademarks and copyrights, and operate without infringing the valid and enforceable proprietary rights of third parties.

The degree of patent protection that will be afforded to technologies, products and processes, including ours, in the United States and in other markets is dependent upon the scope of protection provided by patent offices, courts and legislatures in these countries. There is no certainty that our existing patents or, if obtained, future patents, will provide us with substantial protection or commercial benefit. In addition, there is no assurance that our patent applications or patent applications licensed from third parties will ultimately be granted or that those patents that have been issued or are issued in the future will prevail in any court challenge. Our competitors may also develop products, including generic or biosimilar products, similar to ours using methods and technologies that are beyond the scope of our patent protection, which could adversely affect the sales of Tysabri or our other products, if any.

190	Elan Corporation, plc 2012 Annual Report

Risk Factors

Although we believe that we make reasonable efforts to protect our IP rights and to ensure that our proprietary technology does not infringe the valid and enforceable rights of other parties, we cannot ascertain the existence of all potentially conflicting claims. Therefore, there is a risk that third parties may make claims of infringement against Tysabri or our other products, if any. In addition, third parties may be able to obtain patents that prevent the sale or use of Tysabri or our other products, if any, or require us to obtain a license and pay significant fees or royalties in order to continue selling Tysabri or our other products, if any.

There has been, and we expect there will continue to be, significant litigation in the industry regarding patents and other IP rights. Litigation and other proceedings concerning patents and other IP rights in which we are involved have been and will continue to be protracted and expensive and could be distracting to our management and business operations. Our competitors have sued and may sue us or our collaborators as a means of delaying the introduction of products, or to extract royalties against a marketed product. In particular, a patent claim is pending against Biogen Idec with trial set for early 2014. In the event of an adverse result in the litigation, or pursuant to a settlement, Biogen Idec may have to agree to pay damages and/or a royalty on sales of Tysabri and under our Collaboration Agreement with Biogen Idec, or under the Tysabri Transaction, we may be required to pay approximately 50% of such damages or royalty, which may result in a material diminution of our Tysabri revenue. Any litigation, interference proceedings, re-examinations or oppositions against us or our licensors, may be costly and time consuming and could adversely affect us. In addition, litigation has been and may be instituted to determine the validity, scope or non-infringement of patent rights claimed by third parties to be pertinent to the manufacturing, use or sale of Tysabri or our other products, if any, or their products. The outcome of any such litigation could adversely affect the validity and scope of our patents or other IP rights, hinder, delay or prevent the marketing and sale of Tysabri or our other products, if any, and cost us substantial sums of money.

If there are significant delays in the manufacture or supply of Tysabri or in the supply of raw materials for Tysabri, then sales of Tysabri could be materially and adversely affected.

Biogen Idec manufactures Tysabri with no participation from us. Our dependence upon Biogen Idec for the manufacture of Tysabri may result in unforeseen delays or other problems beyond our control. For example, if Biogen Idec is not in compliance with current good manufacturing practices (cGMP) or other applicable regulatory requirements, then the supply of Tysabri could be materially and adversely affected. If Biogen Idec experiences delays or difficulties in producing Tysabri, then sales of Tysabri could be materially and adversely affected. Biogen Idec requires supplies of raw materials for the manufacture of Tysabri. Biogen Idec does not have dual sourcing of all required raw materials. In addition, although a second manufacturing facility is in development, Biogen Idec currently relies on its manufacturing facility in Research Triangle Park, North Carolina to manufacture Tysabri. The inability to obtain sufficient quantities of required raw materials could materially and adversely affect the supply of Tysabri.

We are subject to pricing pressures and uncertainties regarding healthcare reimbursement and reform.

In the United States, many pharmaceutical products and biologics are subject to increasing pricing pressures. Our ability to commercialise products successfully depends, in part, upon the extent to which healthcare providers are reimbursed by third-party payers, such as governmental agencies, including the Centres for Medicare and Medicaid Services, private health insurers and other organisations, such as health maintenance organisations (HMOs), for the cost of such products and related treatments. In addition, if healthcare providers do not view current or future Medicare reimbursements for Tysabri or our other products, if any, favourably, then they may not prescribe Tysabri or our other products, if any. Third party payers are increasingly challenging the pricing of pharmaceutical products by, among other things, limiting the pharmaceutical products that are on their formulary lists. As a result, competition among pharmaceutical companies to place their products on these formulary lists has reduced product prices. If reasonable reimbursement for Tysabri or our other products, if any, is unavailable or if significant downward pricing pressures in the industry occur, then we could be materially and adversely affected.

The Obama Administration and the Congress in the United States have significantly changed U.S. healthcare law and regulation, which may change the manner by which drugs and biologics are developed, marketed and purchased. In addition, MCOs, HMOs, preferred provider organisations, institutions and other government agencies continue to seek price discounts. Further, some states in the United States have proposed and some other states have adopted various programmes to control prices for their seniors’ and low-income drug programmes, including price or patient reimbursement constraints, restrictions on access to certain products, importation from other countries, such as Canada, and bulk purchasing of drugs.

Elan Corporation, plc 2012 Annual Report	191

We encounter similar regulatory and legislative issues in most other countries. In the European Union and some other international markets, the government provides healthcare at low direct cost to consumers and regulates pharmaceutical prices or patient reimbursement levels to control costs for the government-sponsored healthcare system. Many countries are seeking to reduce their public expenditures on healthcare. These efforts may result in patient access restrictions, increased pressure on drug pricing, including denial of price increases, prospective and retrospective price decreases and increased mandatory discounts or rebates. For instance, a revenue reserve of $30.6 million was recorded in 2012 and $37.5 million to date on Tysabri in-market sales in Italy, arising from a disagreement between Biogen Idec and the Italian National Medicines Agency (Medicines Agency) on a contract interpretation of a limit established by the Medicines Agency in 2007. In December 2011, Biogen Idec filed an appeal against the Medicines Agency seeking a ruling that the reimbursement limit does not apply and that the position of the Medicines Agency is unenforceable. Until this dispute is resolved, we will continue to defer Tysabri revenue. The revenue reserve is discussed further on page 36. The sovereign debt crisis in Europe and elsewhere may accelerate efforts by governments to control public expenditures on healthcare, which may limit, reduce or delay reimbursements for Tysabri. These efforts may negatively impact Tysabri revenue. Even if the Tysabri Transaction is consummated, negative impacts on Tysabri revenue will result in lower royalty payments to us.

We settled with the U.S. government with respect to its investigation of the marketing practices concerning our former Zonegran product which required us to pay $203.5 million in criminal and civil fines and penalties and take other actions that could have a material adverse effect on us.

In December 2010, we resolved all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran, an antiepileptic prescription medicine that we divested in 2004. In the first quarter of 2011, we paid $203.5 million pursuant to the terms of a global settlement of all U.S. federal and related state Medicaid claims. In addition, we pleaded guilty to a misdemeanour violation of the U.S. FD&C Act and entered into a Corporate Integrity Agreement with the Office of Inspector General of the Department of Health and Human Services to promote our compliance with the requirements of U.S. federal healthcare programmes and the FDA. If we materially fail to comply with the requirements of U.S. federal healthcare programmes or the FDA, or otherwise materially breach the terms of the Corporate Integrity Agreement, such as by a material breach of the compliance programme or reporting obligations of the Corporate Integrity Agreement, severe sanctions could be imposed upon us. This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

The pharmaceutical industry is subject to anti-kickback, bribery and false claims laws in the United States and elsewhere.

In addition to the FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict some marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback, bribery and false claims statutes. The federal healthcare programme anti-kickback statute prohibits, among other things, knowingly and wilfully offering, paying, soliciting, or receiving remuneration to induce or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programmes. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand, and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbours protecting some common activities from prosecution, the exemptions and safe harbours are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbour. Our practices may not in all cases meet all of the criteria for safe harbour protection from anti-kickback liability.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. In recent years, many pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programmes for the product. Additionally, we and other pharmaceutical companies have settled charges under the federal False Claims Act, and related state laws, relating to off-label promotion. We are now operating under a Corporate Integrity Agreement with the Office of Inspector General of the U.S. Department of Health and Human Services to promote our compliance with the requirements of U.S. federal healthcare programmes and the FDA. If we materially fail to comply with the requirements of U.S. federal

192	Elan Corporation, plc 2012 Annual Report

Risk Factors

healthcare programmes or the FDA, or otherwise materially breach the terms of the Corporate Integrity Agreement, such as by a material breach of the compliance programme or reporting obligations of the Corporate Integrity Agreement, severe sanctions could be imposed upon us. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items, and services reimbursed under Medicaid and other state programmes, or, in several states, apply regardless of the payer. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programmes, criminal fines, and imprisonment. Pursuant to an Order filed on 6 August 2012, we are aware of a lawsuit pending in the United States District Court for the Western District of Virginia against Biogen Idec and Elan pursuant to the federal False Claims Act and similar state statues. We have neither seen, nor been served with, a copy of the related complaint. In addition to any penalties or charges that may result in the ordinary course from this lawsuit, if we are found to have engaged in conduct prohibited under our Corporate Integrity Agreement, severe sanctions could be imposed on us.

The Foreign Corrupt Practices Act (FCPA) and the United Kingdom Bribery Act (U.K. Bribery Act) prohibits companies and their representatives from offering, promising, authorising or making payments to foreign officials (and some private individuals under the U.K. Bribery Act) for the purpose of obtaining or retaining business abroad. In many countries, the healthcare professionals we interact with may meet the definition of a foreign government official for purposes of the FCPA. Failure to comply with domestic or foreign laws could result in various adverse consequences, including possible delay in approval or refusal to approve a product, recalls, seizures, withdrawal of an approved product from the market, the imposition of civil or criminal sanctions and the prosecution of executives overseeing our international operations.

We are subject to extensive government regulation, which may adversely affect our ability to bring new products to market and may adversely affect Tysabri.

The pharmaceutical industry is subject to significant regulation by state, local, national and international governmental regulatory authorities. In the United States, the FDA, and in the European Union, the European Medicines Agency (EMA) regulate the design, development, preclinical and clinical testing, manufacturing, labelling, storing, distribution, import, export, record keeping, reporting, marketing and promotion of pharmaceutical products, which include drugs, biologics and medical devices. Failure to comply with regulatory requirements at any stage during the regulatory process could result in, among other things, delays in the approval of applications or supplements to approved applications, refusal of a regulatory authority to review pending market approval applications or supplements to approved applications, warning letters, fines, import or export restrictions, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously approved marketing applications or licenses, recommendations by the FDA or other regulatory authorities against governmental contracts, and criminal prosecutions.

We must obtain and maintain approval for products from regulatory authorities before such products may be sold in a particular jurisdiction. The submission of an application to a regulatory authority with respect to a product does not guarantee that approval to market the product will be granted. Each authority generally imposes its own requirements and may delay or refuse to grant approval, even though a product has been approved in another country. In our principal markets, including the United States, the approval process for a new product is complex, lengthy, expensive and subject to unanticipated delays. We cannot be sure when or whether approvals from regulatory authorities will be received or that the terms of any approval will not impose significant limitations that could negatively impact the potential profitability of the approved product. Even after a product is approved, it may be subject to regulatory action based on newly discovered facts about the safety and efficacy of the product, on any activities that regulatory authorities consider to be improper or as a result of changes in regulatory policy. Regulatory action may have a material adverse effect on the marketing of a product, require changes in the product’s labelling or even lead to the withdrawal of the regulatory marketing approval of the product.

All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with cGMPs, the FDA’s regulations governing the production of pharmaceutical products. There are comparable regulations in other countries, including regulations issued by the EMA for the European Union. Any finding by the FDA, the EMA or other regulatory authority that we are not in substantial compliance with cGMP regulations or that we have engaged in activities in violation of these regulations could interfere with the continued manufacture and distribution of the affected products, up to the entire output of such products, and, in some cases, might also require the recall of previously distributed products. Any such finding by the FDA, the EMA or other regulatory agency could also affect our ability to obtain new approvals until such issues are resolved. The FDA, the EMA and other regulatory authorities conduct scheduled periodic regulatory inspections of facilities to ensure compliance with

Elan Corporation, plc 2012 Annual Report	193

cGMP regulations. Any determination by the FDA, the EMA or other regulatory authority that we, or one of our suppliers, in particular Biogen Idec, are not in substantial compliance with these regulations or are otherwise engaged in improper or illegal activities could result in substantial fines and other penalties and could cut off our product supply.

Our business exposes us to risks of environmental liabilities.

We use hazardous materials, chemicals and toxic compounds that could expose people or property to accidental contamination and result in events of non-compliance with environmental laws, regulatory enforcement and claims related to personal injury and property damage. If an accident occurred or if we were to discover contamination caused by prior operations, then we could be liable for cleanup, damages or fines, which could have an adverse effect on us.

The environmental laws of many jurisdictions impose actual and potential obligations on us to remediate contaminated sites. These obligations may relate to sites that we currently own or lease, sites that we formerly owned or operated, or sites where waste from our operations was disposed. These environmental remediation obligations could significantly impact our operating results. Stricter environmental, safety and health laws and enforcement policies could result in substantial costs and liabilities to us, and could subject our handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, compliance with these laws could result in significant capital expenditures, as well as other costs and liabilities, which could materially adversely affect us.

If we fail to comply with our reporting and payment obligations under the Medicaid rebate programme or other governmental pricing programmes, then we could be subject to material reimbursements, penalties, sanctions and fines.

As a condition of reimbursement under Medicaid, we participate in the U.S. federal Medicaid rebate programme, as well as several state rebate programmes. Under the federal and state Medicaid rebate programmes, we pay a rebate to each state for a product that is reimbursed by those programmes. The amount of the rebate for each unit of product is set by law, based on reported pricing data. The rebate amount may also include a penalty if our prices increase faster than the rate of inflation.

For manufacturers of single-source, innovator and non-innovator multiple-source products, rebate calculations vary among products and programmes. The calculations are complex and, in some respects, subject to interpretation by governmental or regulatory agencies, the courts and us. The Medicaid rebate amount is computed each quarter based on our pricing data submission to the Centres for Medicare and Medicaid Services at the U.S. Department of Health and Human Services. The terms of our participation in the programme impose an obligation to correct the prices reported in previous quarters, as may be necessary. Any such corrections could result in an overage or shortfall in our rebate liability for past quarters (up to 12 past quarters), depending on the direction of the correction. Governmental agencies may also make changes in programme interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid.

U.S. federal law requires that any company that participates in the federal Medicaid rebate programme extend comparable discounts to qualified purchasers under the PHS’s pharmaceutical pricing programme. This pricing programme extends discounts comparable to the Medicaid net price to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as outpatient utilisation at hospitals that serve a disproportionate share of poor patients.

Additionally, each calendar quarter, we calculate and report an Average Sales Price (ASP) for Tysabri, which is covered by Medicare Part B (primarily injectable or infused products). We submit ASP information for Tysabri within 30 days of the end of each calendar quarter. This information is then used to set reimbursement levels to reimburse Part B providers for the drugs and biologicals dispensed to Medicare Part B participants. Furthermore, pursuant to the Veterans Health Care Act, a Non-Federal Average Manufacturer Price is calculated each quarter and a Federal Ceiling Price is calculated each year for Tysabri. These prices are used to set pricing for purchases by the military arm of the government. These price reporting obligations are complicated and often involve decisions regarding issues for which there is no clear-cut guidance from the government. Failure to submit correct pricing data can subject us to material civil, administrative and criminal penalties. If the Tysabri Transaction is consummated, we will transfer these reporting obligations with respect to Tysabri to Biogen Idec. We will retain responsibility for all discounts and allowances liabilities related to Tysabri sales up to the consummation of the Tysabri Transaction. Refer to page 102 for additional information on Tysabri sales discounts and allowances.

194	Elan Corporation, plc 2012 Annual Report

Risk Factors

We are subject to continuing potential product liability risks, in particular with respect to Tysabri, which could cost us material amounts of money.

Risks relating to product liability claims are inherent in the development, manufacturing and marketing of products. Any person who is injured while using Tysabri, or products that we are responsible for, may have a product liability claim against us. Persons who participate in our clinical trials may also bring liability claims. We are a defendant in product liability actions related to products that we marketed. In addition, we are defendants in product liability lawsuits arising out of serious adverse events, including deaths, which occurred in patients taking Tysabri. We expect additional product liability lawsuits related to Tysabri usage to be filed. While we or Biogen Idec intend to vigorously defend these lawsuits, we cannot predict how these cases will be resolved. If the Tysabri Transaction closes, we will continue to be responsible for 50 percent of losses and expenses arising out of Tysabri product liability claims.

Adverse results in one or more of these cases could result in substantial monetary judgments.

Excluding any self-insured arrangements, we do not maintain product liability insurance for the first $10.0 million of aggregate claims, but do maintain coverage with our insurers for the next $140.0 million. Our insurance coverage may not be sufficient to cover fully all potential claims, nor can we guarantee the solvency of any of our insurers.

If our claims experience results in higher rates, or if product liability insurance otherwise becomes costlier because of general economic, market or industry conditions, then we may not be able to maintain product liability coverage on acceptable terms. If sales of our product increase materially, or if we add significant products to our portfolio, then we will require increased coverage and may not be able to secure such coverage at reasonable rates or terms.

Our sales and operations are subject to the risks of fluctuations in currency exchange rates and to the risk of a partial or total collapse of the euro.

Our headquarters are in Ireland and three of the major markets for Tysabri are Germany, France and Italy. As a result, changes in the exchange rate between the U.S. dollar and the euro can have significant effects on our results of operations. In addition, the partial or total collapse of the euro would cause severe and adverse consequences to sales of Tysabri in Europe and to reimbursements for sales of Tysabri in Europe.

Provisions of agreements to which we are a party may discourage or prevent a third party from acquiring us and could prevent our shareholders from receiving a premium for their shares.

We are a party to agreements that may discourage a takeover attempt that might be viewed as beneficial to our shareholders who wish to receive a premium for their shares from a potential bidder. For example:

•

Our Collaboration Agreement with Biogen Idec provides Biogen Idec with an option to buy the rights to Tysabri in the event that we undergo a change of control, which may limit our attractiveness to potential acquirers. If the Tysabri Transaction is consummated the Collaboration Agreement (and as a result, the purchase option) will terminate;

•

Johnson & Johnson is our largest shareholder and is largely in control of our share of the AIP; however, Johnson & Johnson and its affiliates are subject to a standstill agreement until 17 September 2014, pursuant to which, subject to limited exceptions, they will not be permitted to acquire additional shares in Elan or take other actions to acquire control of Elan;

•

The Corporate Integrity Agreement that we entered into with the U.S. government with respect to the settlement of the Zonegran matter contains provisions that may require any acquirer to assume the obligations imposed by the Corporate Integrity Agreement, which may limit our attractiveness to a potential acquirer;

•	Under the terms of the indenture governing our debt, any acquirer would be required to make an offer to repurchase the debt for cash in connection with some change of control events; and

•	If the Tysabri Transaction is consummated, we have agreed not to research, develop or commercialise products which act on or through Alpha 4 Integrin, such as Tysabri.

Elan Corporation, plc 2012 Annual Report	195

Glossary and Acronyms

Glossary

401(k) plan—A type of defined contribution retirement savings plan for U.S. employees.

ACC-001—An experimental vaccine for the treatment of Alzheimer’s disease that is being developed as part of the AIP. The ACC-001 approach is intended to induce a highly specific antibody response to beta amyloid. The goal is to clear beta amyloid while minimising side effects such as inflammation of the central nervous system. As part of the Johnson & Johnson Transaction in September 2009, Janssen AI acquired substantially all of the assets and rights related to AIP. We have retained an approximate 25% economic interest in the AIP.

Alzheimer’s disease—A progressive neurologic disease of the brain that leads to the loss of neurons and dementia. The clinical hallmarks of Alzheimer’s disease are progressive impairment in memory, judgement, decision making, orientation to physical surroundings, and language.

American Depositary Receipts (ADRs)—Certificates issued by a depositary (generally a U.S. bank) that evidence ownership of American Depositary Shares. ADRs allow U.S. investors to easily purchase shares in non-U.S. companies.

American Depositary Shares (ADSs)—Shares issued by a depositary (generally a U.S. bank) representing shares of a non-U.S. company that are traded on a U.S. stock exchange. ADSs afford the holder the rights and benefits associated with direct ownership.

Autoimmune disease—A disease in which the body’s immune system loses its ability to recognise some tissue or system within the body as “self” and targets and attacks it as if it were foreign.

Bapineuzumab (AAB-001)—An experimental humanised monoclonal antibody delivered intravenously that is being studied as part of the AIP as a potential treatment for mild to moderate Alzheimer’s disease. As part of the Johnson & Johnson Transaction in September 2009, Janssen AI acquired substantially all of the assets and rights related to AIP. We have retained an approximate 25% economic interest in the AIP.

Beta amyloid (Aß)—A peptide that is the main constituent of amyloid plaques in the brains of Alzheimer’s disease patients. Similar plaques appear in some variants of Lewy body dementia and in inclusion body myositis, a muscle disease. Aß also forms aggregates coating cerebral blood vessels in cerebral amyloid angiopathy. These plaques are composed of a tangle of regularly ordered fibrillar aggregates called amyloid fibres, a protein fold shared by other peptides such as prions associated with protein misfolding diseases.

Beta amyloid immunotherapy—A potential treatment of Alzheimer’s disease by inducing or enhancing the body’s immune system in order to clean toxic species of beta amyloid from the brain.

Biologics License Application (BLA)—In the United States, biological products are approved for marketing under the provisions of the Public Health Service Act. This Act requires a firm that manufactures a biologic for sale in U.S. interstate commerce to hold a licence for the product. A BLA is a submission that contains specific information on the manufacturing processes, chemistry, pharmacology, clinical pharmacology and the medical affects of the biologic product. If the information provided meets FDA requirements, the application is approved and a licence is issued allowing the firm to market the product.

Clinical trial—One of the final stages in the collection of data (for drug approval prior to commercialisation) in which the new drug or biologic product is tested in human subjects. Used to collect data on effectiveness, safety and required dosage.

Crohn’s disease—A chronic and progressive inflammatory disease of the human gastrointestinal tract. The disease usually causes diarrhoea and crampy abdominal pain, often associated with fever, and at times rectal bleeding. Loss of appetite and weight loss also may occur. Complications include narrowing of the intestine, obstruction, abscesses, and fistulas (abnormal channels connecting the intestine and other organs, including the skin), and malnutrition. Most patients eventually require surgery, which has both risks and potential short-term and long-term complications.

196	Elan Corporation, plc 2012 Annual Report

Glossary and Acronyms

Defined benefit plan—An employer-sponsored retirement savings plan where employee retirement benefits are determined based upon a formula, using factors such as salary history and duration of employment. Investment risk and portfolio management are the responsibility of the company.

Defined contribution plan—A retirement savings plan where employee retirement benefits are determined based upon the investment performance of the invested funds.

Discovery—Scientific research conducted with the aim of developing a drug for a specific disease or medical condition.

Dividend in specie—A distribution to the shareholders of a company in the form of assets rather than cash.

ELND005—A small molecule therapeutic being studied for the treatment of Alzheimer’s disease and other indications under an agreement with Transition Therapeutics that may act by breaking down and preventing the aggregation of beta amyloid fibrils.

London Interbank Offer Rate (LIBOR)—A daily reference rate based on the interest rates at which banks offer to lend unsecured funds to other banks in the London wholesale money market.

Medicare—A social insurance programme administered by the U.S. government, providing health insurance coverage to people who are aged 65 and over, or who meet other special criteria such as people with disabilities or other specific medical conditions.

Medicaid—A U.S. health programme for people and families with low incomes and resources. It is a means-tested programme that is jointly funded by the state and federal governments.

Multiple sclerosis (MS)—A disease in which the human body’s immune cells attack myelin (the “insulation” that surrounds nerve fibres in the spinal chord and brain) and the body’s acetyl choline receptors. This leads to recurrent muscle weakness, loss of muscle control and (potentially) eventual paralysis.

NanoCrystal technology—A drug optimisation technology that Elan transferred to Alkermes plc as part of the EDT Transaction applicable to poorly water-soluble compounds.

Neurodegenerative disease—A condition in which cells of the brain and spinal chord are lost. The brain and spinal chord are composed of neurons that do different functions such as controlling movements, processing sensory information and making decisions. Cells of the brain and spinal chord are not readily regenerated en masse, so excessive damage can be devastating. Neurodegenerative diseases result from deterioration of neurons or their myelin sheath, which over time will lead to dysfunction and disabilities.

New Drug Application (NDA)—The licence application in the United States through which drug sponsors formally propose that the FDA approve a new non-biological pharmaceutical for sale and marketing. A new biological product is approved under a BLA.

Parkinson’s disease—A progressive degenerative neurological movement disorder that destroys nerve cells in the part of the brain responsible for muscle control and movement. This creates problems walking and maintaining balance and coordination in patients diagnosed with the disease.

Passive Foreign Investment Company (PFIC)—Passive Foreign Investment Company (PFIC) – A non-U.S. corporation with 50 percent or more of its assets being passive and/or more than 75 percent of its income being passive. PFICs are subject to complicated and strict tax guidelines by the Internal Revenue Service (IRS).

Patent—A grant issued by a government conferring the right to exclude others from making, using or selling an invention within the government’s territory for a limited period of time in exchange for public disclosure of the invention when the patent is granted.

Phase 1 clinical testing—Clinical studies to test the safety profile of drugs in humans.

Phase 2 clinical testing—Clinical studies conducted with groups of patients to determine preliminary efficacy, dosage and expanded evidence of safety.

Phase 3 clinical testing—Large-scale clinical studies conducted in patients to provide sufficient data for statistical proof of efficacy and safety.

Elan Corporation, plc 2012 Annual Report	197

Placebo—An inert compound identical in appearance to material being tested in experimental research, which may or may not be known to the physician or patient, administered to distinguish between drug action and suggestive effect of the material under study.

Preclinical—Animal studies and laboratory tests to evaluate safety and efficacy, demonstrate activity of a product candidate and identify its chemical and physical properties.

Progressive multifocal leukoencephalopathy (PML)—A rare and potentially fatal demyelinating disease of the central nervous system.

Tysabri—An alpha 4 integrin antagonist designed to inhibit immune cells from leaving the blood stream and to prevent those immune cells from migrating into chronically inflamed tissue where they may cause or maintain inflammation.

Acronyms

2006 LTIP	Elan Corporation, plc 2006 Long Term Incentive Plan
6.25% Notes	6.25% senior fixed rate notes due 15 October 2019
8.75% Notes issued October 2009	8.75% senior fixed rate notes due 15 October 2016 that were issued in October 2009
8.75% Notes issued August 2010	8.75% senior fixed rate notes due 15 October 2016 that were issued in August 2010
8.75% Notes	The 8.75% Notes issued October 2009, together with the 8.75% Notes issued August 2010
8.875% Notes	8.875% senior fixed rate notes due 1 December 2013
ADR	American Depositary Receipt
ADS	American Depositary Share
ADWS	American Depositary Warrant Share
AGM	Annual General Meeting
AIP	Alzheimer’s Immunotherapy Programme
AMT	Alternative Minimum Tax
ARS	Auction rate securities
ASP	Average sales price
BLA	Biologics License Application
CEO	Chief Executive Officer
CFO	Chief Financial Officer
cGMP	Current Good Manufacturing Practice
CODM	Chief operating decision maker
CSF	Cerebrospinal fluid
DTA	Deferred tax asset
EBITDA	Earnings before interest, taxes, depreciation and amortisation
EDT	Elan Drug Technologies
EEPP	Employee Equity Purchase Plan
EMA	European Medicines Agency
EPI	Elan Pharmaceuticals, Inc.
EU	European Union
FASB	U.S. Financial Accounting Standards Board
FCPA	Foreign Corrupt Practices Act
FDA	U.S. Food and Drug Administration
FD&C	Food Drug & Cosmetics Act
Floating Rate Notes due 2013	Senior floating rate notes due 1 December 2013
FRC	Financial Reporting Council

198	Elan Corporation, plc 2012 Annual Report

Glossary and Acronyms

FTC	U.S. Federal Trade Commission
HMO	Health maintenance organisation
IAASA	Irish Auditing and Accounting Supervisory Authority
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
IPR&D	In-process research and development
IRC	U.S. Internal Revenue Code
Irish GAAP	Irish generally accepted accounting principles
ISE	Irish Stock Exchange
JCV	JC virus
KPI	Key performance indicator
LDCC	Leadership Development and Compensation Committee
LIBOR	London Interbank Offer Rate
MCO	Managed care organisation
MS	Multiple sclerosis
NGC	Nominating and Governance Committee
NOL	Net operating loss
NYSE	New York Stock Exchange
PFIC	Passive Foreign Investment Company
PHS	Public Health Service
plc	Public limited company
PML	Progressive multifocal leukoencephalopathy
PPACA	Patient Protection Affordable Care Act
R&D	Research and development
ROW	Rest of world
RSU	Restricted Stock Unit
SBCG	Semler Brossy Consulting Group, LLC.
SEC	U.S. Securities and Exchange Commission
SG&A	Selling, general and administrative
sBLA	Supplemental Biologics License Application
U.S. GAAP	Accounting principles generally accepted in the United States
WAEP	Weighted-average exercise price

Elan Corporation, plc 2012 Annual Report	199

Corporate Information

Elan Corporation, plc, is an Irish registered company with a listing on the ISE. Our ADSs are listed on the NYSE (Symbol: ELN). Each ADS represents one Ordinary Share.

Registered Office

Treasury Building

Lower Grand Canal Street

Dublin 2,

Ireland

Investor Relations

Security analysts and investment professionals should direct their enquiries to:

David Marshall

Vice President, Investor Relations

Tel: 353-1-709-4444

Fax: 353-1-709-4108

Email: david.marshall@elan.com

Chris Burns

Senior Vice President, Investor Relations

Tel:1-800-252-3526

Fax: 1-617-217-2577

Email: chris.burns@elan.com

Registrar for Ordinary Shares

Computershare Investor Services (Ireland) Limited

Heron House

Sandyford Industrial Estate

Dublin 18

Tel: 353-1-447-5107

Fax: 353-1-216-3151

Website: www.investorcentre.ie

Depositary for ADSs

Citibank Shareholder Services

P.O. Box 43077

Providence, Rhode Island 02940-3077 U.S.A.

Tel. 1-866-246-9032 (toll free within the U.S.)

Tel. +1-781-575-4555 (outside the U.S.)

Fax +1-201-324-3284

Email: citibank@shareholders-online.com

Website: www.citi.com/dr

Internet Website

Information on the Company is available online via the Internet at our website, www.elan.com. Information on our website does not constitute part of this Annual Report. This Annual Report and our Form 20-F are available on our website.

200	Elan Corporation, plc 2012 Annual Report

www.sourcedesign.ie

Elan Corporation, plc Treasury Building Lower Grand Canal Street Dublin 2 Ireland elan.com